Form 20-F
period 2022-09-30
Ostin Technology Group Co., Ltd.
filed 2023-02-16
CIK 1803407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-41362

Ostin Technology Group Co., Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of Principal Executive Offices)

Tao Ling

Tel: +86 (25) 58595234

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value $0.0001 per share	OST	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of February 14, 2023 was: 14,006,250 ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

OSTIN TECHNOLOGY GROUP CO., LTD.

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“AIO”	All-in-one computer

“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology

“China” or “PRC”	The People’s Republic of China, excluding Taiwan, solely for purpose of this annual report

“Code”	The United States Internal Revenue Code of 1986, as amended

“Exchange Act”	Securities Exchange Act of 1934, as amended

“Jiangsu Austin”	Our majority owned subsidiary, which is a company limited by shares incorporated in China

“LED”	Light emitting diode, a light emitting display technology

“Nasdaq”	Nasdaq Stock Market LLC

“Nanjing Aosa” or “WFOE”	Nanjing Aosa Technology Development Co., Ltd., our wholly owned subsidiary, which is a limited liability company formed in China

“OLED”	Organic light emitting diode, a light emitting display technology

“ordinary shares”	Our ordinary shares, par value $0.0001 per share

“Ostin”	Ostin Technology Group Co., Ltd., a Cayman Islands exempted company

“our company,” the “Company,” “us” or “we”	Ostin Technology Group Co., Ltd. and/or its consolidated subsidiaries, unless the context suggests otherwise

“PCAOB”	Public Company Accounting Oversight Board

“polarizer”	Polarizing film, a composite optical film used in LCD/OLED/AMOLED displays

“RMB” or “Renminbi”	Legal currency of China

“PDP”	Plasma display panel, a type of flat panel display that uses small cells containing plasma

“PFIC”	A passive foreign investment company

“SEC”	The United States Securities and Exchange Commission

“Shanghai Inabata”	Shanghai Inabata Trading Co., Ltd., a wholly owned subsidiary of Inabata & Co., Ltd.

“Securities Act”	The Securities Act of 1933, as amended

“TFT-LCD”	Thin-film transistor liquid crystal display, a display technology

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“VIE”	Variable interest entity whose financial statements were included in our consolidated financial statements as a result of a series of agreements based upon which, under U.S. GAAP (as defined below), we were considered the primary beneficiary of Jiangsu Austin for accounting purposes before Jiangsu Austin became our majority owned subsidiary.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB 7.1135 to US$1.00, the rate published by the Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

Our fiscal year end is September 30. References to a particular “fiscal year” are to our fiscal year ended September 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, CINNO Research. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and to risks due to a variety of factors, including those described under “Item 3. Key Information – D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

When used herein, the references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations;

●	the cyclical nature of our industry;

●	our dependence on introducing new products on a timely basis;

●	our dependence on growth in the demand for our products;

●	our ability to effectively manage inventories;

●	our ability to compete effectively;

●	our dependence on a small number of customers for a substantial portion of our net revenue;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the display panel industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information – D. Risk Factors” section in this annual report.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This annual report contains certain data and information that we obtained from various Chinese government and private publications, including industry data and information from CINNO Research. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the display panel industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Ostin is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board (United States), or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our subsidiaries in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the operations of our businesses in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. Under PRC laws and regulations effective as of the date of this annual report, none of us or our PRC subsidiaries (i) is required to obtain any permission from the China Securities Regulatory Commission, or the CSRC, (ii) is required to go through a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or (iii) has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors. However, in certain circumstances, the relevant PRC governmental authorities may perform cybersecurity review on us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China —There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations..”

Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, TPS Thayer, LLC.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Our current auditor, TPS Thayer, LLC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three”.

The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

Cash and Asset Flows through Our Organization

Ostin is a holding company with no operations of its own. We conduct our operations through our subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Ostin’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to Ostin. In addition, our PRC subsidiaries are permitted to pay dividends to Ostin only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $11,149,097, $11,889,822 and $24,752,533 as of September 30, 2020, 2021 and 2022, respectively.

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” and “— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering and future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC law, Ostin may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. As of the date of this annual report, there have been no cash flows between Ostin and our subsidiaries.

Funds are transferred among our PRC subsidiaries for working capital purposes, primarily between Jiangsu Austin, our main operating subsidiary and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between Jiangsu Austin and its subsidiaries:

	Fiscal Years Ended September 30,
	2020	2021	2022
Cash transferred to its subsidiaries from Jiangsu Austin	$659,634	$-	$9,096,665
Cash transferred to Jiangsu Austin from its subsidiaries	-	$7,640,965	$-

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, King & Wood Mallesons, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations.  We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. See “Item 4. Information on the Company – B. Business Overview – Regulation – Regulations Relating to Private Lending.”

Our majority owned subsidiary, Jiangsu Austin, has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between Jiangsu Austin and its subsidiaries. Cash transferred to Jiangsu Austin’s subsidiaries of less than RMB5 million (US$0.78 million) must be reported to and reviewed by Jiangsu Austin’s financial department and the relevant PRC subsidiary’s chief executive officer, and must be approved by the Chief Financial Officer and Chairman of Jiangsu Austin. Cash transfer in excess of RMB5 million (US$0.78 million) but less than RMB20 million (US$3.10 million), and less than 50% of Jiangsu Austin’s consolidated total assets must be approved by the board of directors of Jiangsu Austin. Cash transfer in excess of RMB20 million (US$3.10 million), or more than 50% of Jiangsu Austin’s consolidated total assets must be approved by shareholders of Jiangsu Austin. Jiangsu Austin conducts regular review and management of all its subsidiaries’ cash transfers and reports to its Risk Management Department and board of directors.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use Of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in Our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our ordinary shares. Ostin is a holding company with substantial all of its operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in China.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The Chinese government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering or future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

●	Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

●	We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry.

●	Our debt may restrict our operations, and cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

●	We depend on a key equipment supplier for the manufacture of polarizers, the loss of which could hurt our business.

●	We depend on the supply of raw materials and key component parts, and any adverse changes in such supply or the costs of raw materials may adversely affect our operations.

●	We may fail to obtain certificates for our new manufacturing facilities in Chengdu, China, which could have a material adverse impact on our operations.

●	We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

●	Other flat panel display technologies or alternative display technologies could render our products uncompetitive or obsolete.

Risks Related to Ownership of our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares, including, but not limited to, the following:

●	An active trading market for our ordinary shares or our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and a majority of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through VIE arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As advised by our PRC counsel, King & Wood Mallesons, we are not among the “operator of critical information infrastructure” or “data processor” as mentioned above. The Company, through Jiangsu Austin and its subsidiaries, is a supplier of display modules and polarizers in China, and designs, develops and manufactures TFT-LCD modules, and neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

There remains uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments., and if enacted, they may subject us to additional compliance requirement in the future. See “ – The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or any of our PRC subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Draft Provisions, and the CSRC issued a draft of the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in warning, fines to the relevant domestic companies from RMB1,000,000 to RMB10,000,000, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Overseas Listing and M&A.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, or the Review Measures, which became effective on February 15, 2022. The Review Measures has replaced its previous version promulgated on April 13, 2020. According to the Review Measures, among others, (i) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list securities on a foreign stock exchange; and (ii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. On the bases that (i) the Review Measures was promulgated recently, (ii) the exact scope of “network platform operator” under the Review Measures remains unclear, and (iii) there are substantial uncertainties on the interpretation and application of the Review Measures, there can be no assurance that we would be required to apply for such cybersecurity review for our offshore offerings. Any failure in completion of a cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to Ownership of Our Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Administration for Market Regulation, or the SAMR, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to SAMR merger control review. As a result, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If the practice of SAMR and MOFCOM remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. In the event we adopt an equity incentive plan, our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial offering or future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Ostin is an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to our WOFE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering or future financings, to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to our WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering or future financings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We are a holding company and rely on dividends and other distributions on equity paid by our subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of September 30, 2020, 2021 and 2022, these restricted assets totaled $663,775, $1,033,653 and $1,496,314, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms.

The value of the RMB and the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of December 2020, the value of the Renminbi appreciated by approximately 5.10% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to U.S dollar will result in exchange loss, while depreciation of RMB to U.S dollar will result in exchange gain.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our auditor is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOF. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended September 30, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCA Act and what was recently adopted on December 2, 2021 are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Should the PCAOB be unable to fully conduct inspections in China, which prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm, we and investors in our securities may be deprived of the benefits of such PCAOB inspections. Any inability of the PCAOB to conduct inspections of auditors in China could make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, which could materially and adversely affect the value of in our securities. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to continue to list on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

Risks Related to Our Business and Industry

We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

Customers who account for greater than 10% of our total annual revenue are our major customers. We had two major customers accounting for 53.8% and 13.0% of our total revenue for the fiscal year ended September 30, 2022, respectively. We had two major customers accounting for 38.2% and 14.7% of our total revenues for the fiscal year ended September 30, 2021, respectively. We had one major customer accounting for 24.55% of our total revenue for the fiscal year ended September 30, 2020.

We do not enter into long-term agreements with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

In recent years, our major customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our major customers reduces, delays or cancels its orders for any reason, or the financial condition of our major customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivable from our major customers, our results of operation may be materially and adversely affected.

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. Capacity expansion in the display panel industry may be due to scheduled ramp-up of new manufacturing facilities, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our products, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will primarily depend upon our ability to maintain market share, increase unit sales of existing products and introduce and sell new products that offset the anticipated fluctuation and long-term declines in the selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry.

The selling prices of our products have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technology advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced into the market, prices decline over time and in certain cases, very rapidly as a result of market competition. If we are unable to anticipate effectively and counter the price erosion that accompanies our products, or if the selling prices of our products decrease faster than the rate at which we are able to reduce our manufacturing costs, our profit margins will be affected adversely and our results of operations and financial condition may be affected materially and adversely.

Our debt may restrict our operations, and cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

We have a substantial amount of debt. As of September 30, 2022, we had approximately $31.7 million of debt outstanding. Our substantial debt could have important consequences to you. For example, it could:

●	reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

●	increase our vulnerability to general adverse economic and industry conditions;

●	restrict us from making strategic acquisitions or pursuing business opportunities;

●	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and

●	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flows, and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business, and other factors, many of which are beyond our control. If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt, or declare bankruptcy.

We depend on a key equipment supplier for the manufacture of polarizers, the loss of which could hurt our business.

We have used, and expect to use, a vast majority of our equipment from Shanghai Inabata Trading Co., Ltd. (“Shanghai Inabata”), a wholly owned subsidiary of Inabata & Co., Ltd., which is affiliated with Sumitomo Chemical Co., Ltd., under an existing agreement with Shanghai Inabata to produce polarizers. Pursuant to our agreement with Shanghai Inabata, Shanghai Inabata provides us, free of charge, the principal equipment for manufacturing polarizers for a term of five years expiring in September 2022, with an automatic renewal of one more year unless terminated by either party in writing with a three-month advance notice. The agreement has been automatically renewed and is currently in force. In the event that we are unable to use or purchase such equipment upon early termination or expiration of our agreement with Shanghai Inabata, or if we fail to secure the equipment to replace such equipment, our business would be hurt.

From time to time, increased demand for new equipment may cause lead time to extend beyond those normally required by equipment vendors, including Shanghai Inabata. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could impair our ability to meet customer orders. Furthermore, if our equipment vendors are unable to provide assembly, testing and/or maintenance services in a timely manner for any reason, our business may be adversely affected. In addition, the availability or the timely supply of equipment and services from our suppliers and vendors also could be affected by factors such as natural disasters. We may have to use assembly, testing and/or maintenance service providers with which we have no established relationship, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. As a result of these risks, our growth may be delayed, and our business may be materially and adversely affected. See “Item 4. Information on the Company – B. Business Overview –– Equipment and Suppliers.”

We depend on the supply of raw materials and key component parts, and any adverse changes in such supply or the costs of raw materials may adversely affect our operations.

Two suppliers accounted for 58.8% and 10.5% of our total purchase of raw materials for the fiscal year ended September 30, 2022, respectively. Two suppliers accounted for 34.1% and 17.8% of our total purchase of raw materials for the fiscal year ended September 30, 2021, respectively. For the fiscal year ended September 30, 2020, we had two suppliers accounting for 44.84% and 30.89% of our total purchase, respectively. Any material change in the spot and forward rates could have a material adverse effect on the cost of our raw materials and on our operations. In addition, we do not enter into long-term contracts with our suppliers. If any of our major suppliers ceases to supply key raw materials to us and if we need alternative sources for key component parts for any other reason, these component parts may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period or on commercially acceptable terms, if at all. Shipments of affected products have been limited or delayed as a result of such problems in the past, and similar problems could occur in the future. An inability to obtain our key source supplies for the manufacture of our products might require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations.

We are in the process of obtaining certificates for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.

We have completed the initial construction of our new manufacturing facilities in Chengdu, China and started production on such facilities. As of the date of this annual report, we have obtained the land certificate and are in the process of obtaining certain building certificates for such facilities. While we consider these certificates as requiring procedural, rather than substantive, approvals by government agencies, there is no guarantee that we will obtain all of them. The failure to obtain any of these certificates could result in us having to vacate the premises and our manufacturing activities on such premises may be interrupted or suspended. If we are forced to move, we may not be able to find alternative facilities at all or at reasonable cost, and our manufacturing activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

●	rapid changes from month to month, including shipment volume and product mix change;

●	the cyclical nature of the industry, including fluctuations in selling prices, and imbalances between excess supply and slowdowns in demand;

●	the speed at which we and our competitors expand production capacity;

●	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

●	technological changes;

●	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

●	changes in end-users’ spending patterns;

●	changes to our management team;

●	access to funding on satisfactory terms;

●	our customers’ adjustments in their inventory;

●	changes in general political, economic, financial and legal conditions;

●	natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geopolitical instability as a result of terrorism or political or military conflicts; and

●	the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance.

Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our results of operations may be below the expectations of public market analysts and investors in some future periods, which may result in a decline in the price of our ordinary shares.

If we are unable to achieve high-capacity utilization rates, our results of operations will be affected adversely.

High-capacity utilization rates allow us to allocate fixed costs over a greater number of products produced. Increases or decreases in capacity utilization rates can impact significantly our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on achieving high-capacity utilization rates. In turn, our ability to achieve high-capacity utilization rates will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices.

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates due to the change of our product offering portfolio. We cannot assure you that we will be able to achieve high-capacity utilization rates in the future. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the technology industry can result in a decline in the selling prices of our products and the obsolescence of our existing inventory. This can result in a decrease in the stated value of our inventory, which we value at the lower of cost or net realizable value.

We manage our inventory based on our customers’ and our own forecasts. Although we regularly make adjustments based on market conditions, we typically deliver our goods to our customers several weeks after a firm order is placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have a material adverse effect on our inventory management and our results of operations.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally provide rolling forecasts several months in advance of, and do not place firm purchase orders until several weeks before, the expected shipment date. There is no assurance that there will not be unexpected decreases in firm orders or subsequent changes to placed orders from our customers. In addition, due to the cyclical nature of the display panel industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in our ordinary shares.

Our future competitiveness and growth prospects could be affected adversely if we are unable to successfully expand or improve our manufacturing facilities to meet market demand.

As part of our business growth strategy, we have been undertaking and may undertake in the future a number of significant capital expenditures for our manufacturing facilities.

The successful expansion of our manufacturing facilities and commencement of commercial production is dependent upon a number of factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to expand our manufacturing facilities and commence commercial production, no assurances can be given that we will be successful. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for the expansion or improvement of our manufacturing facilities on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment, expansion or improvement of these manufacturing facilities. Moreover, the expansion of our manufacturing facilities may also be disrupted by governmental planning activities. If we face unforeseen disruptions in the installation, expansion and/or manufacturing processes with respect to our manufacturing facilities, we may not be able to realize the potential gains and may face disruptions in capturing the growth opportunities.

If capital resources required for our planned growth or development are not available, we may be unable to successfully implement our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term and short-term borrowings. Our ability to expand our production facilities and establish advanced technology manufacturing facilities will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in connection with new capacity, technological upgrade and the enhancement of capacity value. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

●	our growth plan and strategy;

●	manufacturing process and product technologies;

●	market conditions;

●	prices of equipment;

●	costs of construction and installation;

●	market conditions for financing activities of companies in the display panel industry;

●	interest rates and foreign exchange rates; and

●	social, economic, financial, political and other conditions in China and elsewhere.

If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our planned growth, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in the Mainland China, Taiwan, and Japan. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in new capacity. Our competitors may be able to grasp the market opportunities before us by introducing new products using such capacity. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the display panel industry include:

●	price;

●	product performance features and quality;

●	customer service, including product design support;

●	ability to reduce production cost;

●	ability to provide sufficient quantity of products to fulfill customers’ needs;

●	research and development, including the ability to develop new technologies;

●	time-to-market; and

●	access to capital and financing ability.

Our ability to compete successfully in the display panel industry also depends on factors beyond our control, including industry and general political and economic conditions as well as currency fluctuations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. We cannot assure you that our expansion into new businesses will be successful, as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and product diversification strategy, we may evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. Mergers, investments or acquisitions that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business and products;

●	diversion of management’s time and attention from our core business;

●	conflicts with joint venture partners;

●	adverse effect on our existing business relationships with customers;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and customers of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued service of the members of our senior management, in particular those identified under the section titled “Management”. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life insurance on any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support. Because of the rapid growth of the economy in China, competition for qualified personnel is intense. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend on our ability to continue to develop and market our products. We have been granted 92 patents in China relating to our products and have 12 pending patent applications. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Also, litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy.

Our introduction of new technologies and products may increase the likelihood that third parties will assert claims that our products infringe upon their proprietary rights.

The rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. Although we take and will continue to take steps to ensure that our new products do not infringe upon third party rights, if our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

We may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although patent and other intellectual property disputes in our industry have often been settled through licensing or similar arrangements, such defense could require us to incur substantial expense and to divert significant resources of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive or obsolete.

We currently manufacture products primarily using TFT Open Cell and TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, such as OLED. OLED technology is currently at various stages of development and production by us and other display panel makers. OLED technologies may, in the future, gain wider market acceptance than TFT-LCD technology for application in certain consumer products, such as televisions, mobile phones, tablets and wearable devices. Failure to further refine our OLED technology or any other alternative display technology could render our products uncompetitive or obsolete, which in turn could cause our sales and revenues to decline. Moreover, if the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better performance-to-price ratios and begin mass production, such technologies may pose a great challenge to TFT-LCD technology. Even though we seek to remain competitive through research and development of flat panel technologies, we may invest in research and development in certain technologies that do not come to fruition.

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must develop or acquire advanced manufacturing process technologies and build advanced technology manufacturing plants to lower production costs and enable the timely release of new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology manufacturing facilities and new capacity subject to market demand and our overall business strategy. However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our advanced technology manufacturing plants, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Revenues from sales of display modules account for a significant portion of our revenue, and any inability to further diversify our revenue base or any decrease in such sales may materially and adversely affect our business.

A significant portion of our revenue was derived from sales of display modules. In the fiscal years ended September 30, 2020, 2021 and 2022, revenues from such sales contributed to approximately 72%, 58% and 31% of our total revenue, respectively. Though we expect this revenue concentration in sales of display modules to decline over time when we ramp up the production and sales of polarizers as well as develop new products, we may not be successful in our efforts and may continue to heavily rely on sales of display modules for a significant portion of our revenue. A decrease in the revenues from those products, an increase in the material and manufacturing costs, changing consumer preferences or material quality issues concerning those products may materially and adversely affect our business and operating results in the near future.

The COVID-19 pandemic has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The global spread of COVID-19 and the efforts to control it have slowed global economic activity and disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities in China implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures have adversely impacted our workforce and operations, and those of our customers and suppliers.

In particular, we have experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials. China recently moved away from its reliance upon a “zero-tolerance” policy pursuant to which it had declared a number of total and partial lockdowns in cities throughout China. It has been reported that the number of COVID-19 cases in China has surged after the government abandoned its zero-tolerance policy. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers.

In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic have resulted in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers and have impacted our ability to timely ship our products to customers.

As a result of these supply chain disruptions, we have increased customer order lead times. This may limit our ability to fulfill orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

In the longer-term, the adverse effects of the COVID-19 on the economies and financial markets of many countries are expected to persist, and may lead to an economic downturn or recession. This could adversely affect demand for some of our products and those of our customers, such as display modules used for automotive display, which may, in turn negatively impact our results of operations.

Although the Chinese government has lifted the restrictions related to COVID-19, we may continue to experience the uncertainty caused by the pandemic. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the global economic downturn that results from the pandemic.

Failure to make adequate contributions to certain employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC law to participate in various government sponsored employee benefit plans, including social security insurance, housing provident funds and other welfare-oriented payments, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. We have not made adequate employee benefit payments to the housing provident fund. We may be required to pay the shortage of our contributions. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The enforcement of certain labor-related regulations in the PRC may adversely affect our business and our results of operations.

The Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, effective on March 1, 2014, provides that outsourced employees are only allowed to work in temporary, ancillary and replaceable positions. The number of outsourced employees hired by an employer may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Pursuant to the current Labor Contract Law, a labor-dispatching enterprise or an employer using outsourced workers who violates requirements of labor dispatching under the Labor Contract Law may be subject to fine by competent labor administrative authority and, if losses are caused to any outsourced employee, such labor- dispatching enterprise and employer shall assume liabilities jointly and severally.

We have employed a considerable number of outsourced workers for our operations. As of September 30, 2020, 2021 and 2022, we had 39, 44 and 96 outsourced employees, respectively, accounting for 17.5%, 14.3% and 37.5% of our total workforce. In addition, some of the outsourced employees worked in certain key roles. As a result of our failure to comply with the Labor Dispatch Provisions, we may be ordered by relevant labor administrative authorities to rectify our noncompliance within a specified period. If we fail to rectify the noncompliance within the specified period, we may be subject to fines of up to RMB10,000 for each incompliant outsourced worker.

Risks Related to Ownership of our Ordinary Shares

An active trading market for our ordinary shares or our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

Our ordinary shares are listed on the Nasdaq. We cannot assure you that a liquid public market for our ordinary shares will continue. If an active public market for our ordinary shares does not continue, the market price and liquidity of our ordinary shares may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for health and wellness products;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

●	negative publicity regarding Chinese listed companies.

●	sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information – E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our CEO has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this annual report, Tao Ling, our Chairman of the Board of Directors and Chief Executive Officer, beneficially owns an aggregate of 28.9% of our outstanding ordinary shares. Accordingly, Mr. Ling could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Ling will also have the power to prevent or cause a change in control. Without the consent of Mr. Ling, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Ling could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Ling may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Mr. Ling and his affiliated entity, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information – B. Memorandum and Articles of Association — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 5 clear days is required for the convening of a general meeting. A quorum required for a general meeting is the holders of a majority of the issued and outstanding share capital being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in China through Jiangsu Austin and its subsidiaries. Our principal executive offices are located at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046 and our telephone number is +86 (25) 58595234. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. We first started our business through Jiangsu Austin, which was formed in December 2010.

With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in the fourth quarter of 2019 and completed it in the first half of 2020.

On September 26, 2019, Ostin was incorporated under the laws of the Cayman Islands as an exempted company. Further, Ostin Technology Holdings Limited and Ostin Technology Limited, were established in the British Virgin Islands in October 2019 and in Hong Kong in October 2019, respectively, as intermediate holding companies.

In March 2020, Nanjing Aosa Technology Development Co., Ltd., our wholly owned subsidiary (“Nanjing Aosa”) was formed as a limited liability company in China and became a wholly owned subsidiary of Ostin Technology Limited in June 2020. Beijing Suhongyuanda Science and Technology Co., Ltd. (“Suhong Yuanda”) was formed as a limited liability company in September 2019 in China and became a wholly owned subsidiary of Nanjing Aosa in May 2020, holding 9.97% of the shares of Jiangsu Austin.

In June 2020, Nanjing Aosa entered into the VIE Arrangements with shareholders of Jiangsu Austin who were directors, supervisors or senior management members of Jiangsu Austin, and other shareholders (excluding Suhong Yuanda and collectively, the “VIE Shareholders”) holding an aggregate of 87.88% of the shares of Jiangsu Austin, which, along with our company’s direct ownership of 9.97% of Jiangsu Austin, enables us to obtain control over Jiangsu Austin through Nanjing Aosa. As a result of the VIE Arrangements, before Jiangsu Austin became our majority owned subsidiary as described below, we were regarded as the primary beneficiary of Jiangsu Austin for accounting purposes, and we consolidated the financial results of Jiangsu Austin and its subsidiaries in our financial statements in accordance with U.S. GAAP.

In April 2021, Nanjing Aosa and Jiangsu Austin unwound part of the VIE Arrangements with the minority shareholders of Jiangsu Austin who were not directors, supervisors or senior management members of Austin (the “non-management VIE Shareholders”) and whose shares of Jiangsu Austin were no longer subject to the limitations as a result of Jiangsu Austin’s voluntary delisting from the NEEQ, through exercise of an exclusive option to purchase an aggregate of 17,869,615 shares of Jiangsu Austin from the non-management VIE Shareholders as well as certain VIE Shareholders who were directors, supervisors or senior management members of Jiangsu Austin. As a result, our company, through Nanjing Aosa, held an aggregate of 57.88% of the shares of Jiangsu Austin directly with the remaining 39.97% controlled through the VIE Arrangements. The remaining 2.15% of the shares of Jiangsu Austin are currently owned by two individual shareholders including Tao Ling, our Chief Executive Officer and Chairman of the Board who holds 1.54% of the shares.

In August 2021, certain directors, supervisors and members of senior management team of Jiangsu Austin, who were also shareholders of Jiangsu Austin holding an aggregate of 39.97% of its outstanding shares, resigned all their positions with Jiangsu Austin and entered into shares transfer agreements, pursuant to which, they agreed to transfer an aggregate of 39.97% of shares of Jiangsu Austin after six months following the registration of their resignation with relevant government authorities, which resulted in Nanjing Aosa, our WFOE, holding an aggregate of 97.85% of the shares of Jiangsu Austin following the completion of the share transfers.

In February 2022, we fully terminated the VIE Arrangements and completed the reorganization of our corporate structure, as a result of which we currently hold 97.85%  of the issued and outstanding shares of Jiangsu Austin.

On April 29, 2022, we consummated our initial public offering of 3,881,250 ordinary shares at a price of $4.00 per share, generating gross proceeds of $15,525,000 before deducting underwriting discounts and commissions and offering expenses.

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, King & Wood Mallesons, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities, including the CSRC, Cyberspace Administration of China or any other governmental agency that is required to approve our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Record Registration Form for Foreign Trade Business Operators, Application Letter for the Registration of Entry-Exit Inspection and Quarantine Report by Proxy, Certificate of Safety Production Standardization and Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Jiangsu Austin Optronics Technology Co., Ltd.	Business License	Jiangsu Provincial Administration for Market Regulation	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Jinling Customs, People’s Republic of China	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
	Application Letter for the Registration of Entry-Exit Inspection and Quarantine Report by Proxy	Jiangsu Entry-Exit Inspection and Quarantine Bureau	Long-term
Sichuan Ausheet Electronic Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Chengdu Customs, People’s Republic of China	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
	Application Letter for the Registration of Entry-Exit Inspection and Quarantine Report by Proxy	Sichuan Entry-Exit Inspection and Quarantine Bureau	Long-term
	Certificate of Safety Production Standardization	Chengdu Bureau of Emergency Management	Until July 4, 2024
Nanjing Aoting Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Until May 12, 2045
	Certificate of Safety Production Standardization	Emergency Management Bureau of Nanjing Jiangbei New Area Management Committee	Until November 2023
Luzhou Aozhi Optronics Technology Co., Ltd.	Business License	Market Supervision Bureau of Naxi District, Luzhou City	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Sichuan Auniu New Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term
Jiangsu Huiyin Optronics Co., Ltd.	Business License	Nanjing Municipal Administration for Industry and Commerce	Until May 1, 2043
Nanjing Zhancheng Photoelectron Co., Ltd.	Business License	Market Supervision Bureau of Xuanwu District, Nanjing City	Until December 14, 2031
Austin Optronics Technology Co., Ltd.	Business License	The Companies Registry (Hong Kong)	Long-term
Nanjing Aosa Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Long-term
Beijing Suhongyuanda Science and Technology Co., Ltd.	Business License	Beijing Municipal Administration for Market Supervision	Long-term

The chart below summarizes our corporate structure as of the date of this annual report:

Ostin Technology Group Co., Ltd. (Cayman Islands)
100%
Ostin Technology Holdings Limited (British Virgin Islands)
100%
Ostin Technology Limited (Hong Kong SAR)
OUTSIDE
100%
INSIDE
Nanjing Aosa Technology Development Co., Ltd People's Republic of China
100%
Beijing Suhongyuanda Science and Technology Co., Ltd People's Republic of China
91.35%
8.65%
Jiangsu Austin Optronics Technology Co., Ltd. People's Republic of China
100%
100%
100%
52%
Jiangsu Huiyin Optronics Technology Co., Ltd. People's Republic of China
Sichuan Ausheet Electronic Materials Co., Ltd. People's Republic of China
Austin Optronics Technology Co., Ltd People's Republic of China
Nanjing Zhancheng Optoelectronic Technology Co., Ltd People's Republic of China
100%
95%
100%
Sichuan Auniu New Materials Co., Ltd People's Republic of China
Luzhou Aozhi Optronics Technology Co., Ltd. People's Republic of China
Nanjing Aoting Technology Development Co., Ltd. People's Republic of China

4B. Business Overview

Ostin is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its operating entities established in the PRC, primarily Jiangsu Austin, its majority owned subsidiary and its subsidiaries.

We are a supplier of display modules and polarizers in China. We design, develop and manufacture TFT-LCD modules in a wide range of sizes and customized sizes according to the specifications of our customers. Our display modules are mainly used in consumer electronics, commercial LCD displays and automotive displays. We also manufacture polarizers used in the TFT-LCD display modules and are in the process of developing polarizers for the OLED display panel.

We were formed in 2010 by a group of individuals with industry expertise and have been operating our business, primarily through Jiangsu Austin and its subsidiaries. We currently operate one headquarter and three manufacturing facilities in China with an aggregate of 54,759 square meters - the headquarter is located in Jiangsu Province, one factory is located in Jiangsu Province for the manufacture of display modules, one in Chengdu, Sichuan Province for the manufacture of TFT-LCD polarizers and one in Luzhou, Sichuan Province, for manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, businesses and offices.

We seek to build our market position based on our close collaborative customer relationships and a focus on the development of high-end display products and new display materials. Our customers include many of the leading manufacturers of computers, automotive electronics and LCD displays in China and worldwide. We have also successfully introduced our polarizers to many companies in China and have witnessed a significant growth in revenue since we commenced the production and sales of polarizers in 2019.

Our dedication to technology and innovation has helped us win the high new-tech enterprise designation in Jiangsu Province, China, which entitles Jiangsu Austin, our main operating entity in China, to a preferential tax rate of 15% and numerous other recognitions, including but not limited to, Jiangsu Provincial Credit Enterprise and Key Optoelectronic Product Laboratory, which are endorsements to our credit and research and development capabilities. During the fiscal years ended September 30, 2022, 2021 and 2020, our revenues were $105,416,746, $167,744,801, and $140,073,917 respectively, and net income were $112,227, $3,295,507 and $2,831,286, respectively.

Our Products

We mainly manufacture two categories of products: display modules and polarizers.

Display Modules

Our LCD display modules include TFT-LCD modules in a wide-range of sizes, which are integrated by our customers principally into the following products:

●	Consumer electronics, including AIOs, monitors, laptop computers and tablets which typically utilize medium-size display modules, ranging from 12.1 inches to 31.5 inches;

●	Automotive displays, including dashboard, navigation system and multimedia system, which typically utilize small-size display modules ranging from 7.8 inches to 13.3 inches wide-formats; and

●	Commercial LCD displays are widely used in various fields, such as medical treatment, education, business, outdoor and cultural construction, which are used to display multimedia graphics, such as company advertisements, promotions, scoreboards, and traffic signs, and could also for touch graphics, network communication, and information sharing. Our display modules are mostly used for advertisement, railway LCD displays and conference AIOs which typically range from 32.0 inches to 104.0 inches.

Our display modules are primarily used in consumer electronics, automotive display and commercial LCD display.

Our product portfolio also includes long and slim sized displays for trains, as well as large-size display modules for industrial and special industry applications such as rugged display modules and display modules for special temperature and displays with specified brightness and haze.

We design and manufacture our display modules to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. Laptop computers require an emphasis on thinness, light weight and power efficiency. commercial media demands a greater focus on brightness, color brilliance, functional richness and wide viewing angles, while for automotive electronics a premium is placed on faster response times, wider viewing angles and greater color fidelity.

Consumer Electronics

Our display modules for consumer electronics include AIOs, monitors, laptop computers and tablets and range from 12.1 inches to 31.5 inches in size in a variety of display formats. Revenue from sales of our display modules for consumer electronics was approximately $22,132,134, or 63.03% of our total revenue from sales of display modules in the fiscal year ended September 30, 2022, $73,267,072, or 76.25% of our total revenue from sales of display modules in the fiscal year ended September 30, 2021 and approximately $81,236,910, or 80.99% of our total revenue from sales of display modules in the fiscal year ended September 30, 2020.

Our principal products in terms of sales revenue in this category were 18.5-inch and 27-inch display modules. In the fiscal year ended September 30, 2022, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules. In the fiscal year ended September 30, 2021, our principal products in terms of sales revenue in this category were 21.5-inch and 31.5-inch display modules. In the fiscal year ended September 30, 2020, our principal products in terms of sales revenue in this category were 21.5-inch and 27-inch display modules.

Consumer demand for laptop computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality. In an effort to maintain the competitiveness of our products, we have focused on the research and development, production and sales of display modules with higher specifications such lower energy consumption, as higher resolutions and refresh rates, and reduced thickness and weight. As discussed above, at the beginning of the COVID-19 pandemic, working remotely trends led to an increase in demand and sales price for our display modules for consumer electronics during the fiscal year ended September 30, 2021. The demand for consumer electronics including TVs, monitors, and entertainment devices has been reduced due to market saturation during the early stages of the pandemic. This has resulted in a decline in our sales of display modules during the fiscal year ended September 30, 2022, compared to the previous year. The consumer electronics market has not recovered from the downturn.

Automotive Display

Our display modules used in automobiles range from 7.8 inches to 13.3 inches in wide formats. Revenue from sales of our display modules in this category was approximately $5,562,002, or 15.84% of our total revenue from sales of display modules in the fiscal year ended September 30, 2022  , approximately $17,939,623, or 18.67% of our total revenue from sales of display modules in the fiscal year ended September 30, 2021 and approximately $11,896,157, or 11.86% of our total revenue from sales of display modules in the fiscal year ended September 30, 2020.

During the fiscal year ended September 30, 2022, our principal products in terms of sales revenue in this category were 10.25-inch and 12.3-inch display modules . During the fiscal year ended September 30, 2021, our principal products in terms of sales revenue in this category were 7.5-inch and 13.3-inch display modules. During the fiscal year ended September 30, 2020, our principal products in terms of sales revenue in this category were 8.7-inch and 15.1-inch display modules.

Customers have become more demanding for in-vehicle infotainment systems which drives the automakers to launch larger display systems with better quality and more functions. The increasing popularity of head-up displays and rear-seat entertainment displays is also fueling the growth of automotive display markets. We are working with a number of automakers in China to develop and manufacture in-car display modules that meet their specifications. However, a decade-long national subsidy from the Chinese government for new energy vehicles was officially discontinued from January 1, 2023. As a result, we expect that the sales of display modules for automotive displays will be adversely impacted.

Commercial LCD Display

Our display modules used in commercial LCD displays range from 32.0 inches to 104.0 inches. Revenue from sales of our display modules in this category was approximately $7,419,515, or 21.13% of  our total revenue from sales of display modules in the fiscal year ended September 30, 2022, approximately $4,881,269, or 5.08% of our total revenue from sales of display modules in the fiscal year ended September 30, 2021 and approximately $7,171,798, or 7.15% of our total revenue from sales of display modules in the fiscal year ended September 30, 2020.

During the fiscal year ended September 30, 2022, our principal products in terms of sales revenue in this category were 55-inch display modules. During the fiscal year ended September 30, 2021, our principal products in terms of sales revenue in this category were 43.5-inch and 104-inch display modules. During the fiscal years ended September 30, 2020, our principal products in terms of sales revenue in this category were 75-inch and 98-inch display modules.

Commercial LCD displays are finding increased traction owing to significant technological advancements such as automated LCD displays, wireless control systems, better picture quality, and high brightness. In particular, the connection of commercial LCD displays to the internet greatly expanded its uses for different purposes. In this context, our customized display modules made to client’s specifications are gaining increasing popularity on the market.

Polarizers

We completed the construction of our polarizer manufacturing facility in Chengdu, Sichuan in November 2018 and began mass production of polarizers in April 2019.

We mainly manufacture polarizers ranging from 18.5 inches to 70 inches, which are sold to manufacturers of TFT-LCD panels. For the fiscal years ended September 30, 2022, 2021 and 2020, we achieved sales of polarizers of $62,709,731, $62,625,352 and $36,794,524 and net income of $2,048,188, $1,758,893, and $1,311,114, respectively.

End Products

In an effort to increase our profits as well as utilizing our extensive resources and expertise in the display panel industry, we have diversified into the production and sales of display products for end users such as commercial display and consumer electronics, which generally have a higher profit margin than our display module products. We have independently developed new technologies that are used in our proprietary products, such as the all-in-one intelligent conference system and Pintura® wireless photo transmission system, which are expected to officially launch sales in the United States in early 2023. Sales of Pintura wireless photo transmission system has started in China since October 2023. To boost our marketing efforts for these products, we have increased our sales force by hiring more sales representatives, providing end-user-focused sales training, and investing in electronics exhibitions and advertisements.

Sales and Marketing

Our display modules customers primarily include the customers in consumer electronics, automotive display and commercial LCD display. We negotiate directly with our customers concerning the terms and conditions of the sales, but typically ship our display modules to designated system integrators at the direction of these end-brand customers. Sales data to end-brand customers include direct sales to these end-brand customers as well as sales to their designated system integrators.

A substantial portion of our sales is attributable to a limited number of long-term customers. Our top customers (which each accounted for 10% or more of our sales in each period) together accounted for 66.8%, 38.3% and 36.87%, respectively, of our total sales for the fiscal years ended September 30, 2022, 2021 and 2020.

Display Modules

The following table sets forth for the periods indicates the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers or their system integrators.

Regions	Fiscal Year 2020		Fiscal Year 2021		Fiscal Year 2022
	Sales	% of Total Sales	Sales	% of Total Sales	Sales	% of Total Sales
Mainland China	$102,253,954	73%	$133,852,929	80%	$96,449,118	91%
Hong Kong and Taiwan	$29,415,528	21%	$32,244,188	19%	$8,948,112	9%
Southeast Asia	$8,404,435	6%	$1,647,684	1%	$19,516	-%
Total	$140,073,917	100%	$167,744,801	100%	$105,416,746	100%

Polarizers

We sell polarizers to LCD display panel manufacturers. We have one major customer who contributed to approximately 53.8%, 92.89% and 78.71% of our polarizer sales in the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

Our sales and marketing department seeks to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have sales offices in Shanghai, Beijing, Xi’an, Chongqing, Taiwan, Shenzhen, Shandong and Hong Kong, and, as of September 30, 2022, our sales and marketing force employed a total of 26 employees in these regional offices and our headquarters.

We focus sales activities on strengthening our relationships with large end-brand customers, with whom we maintain good collaborative relationships. Customers look to us for a reliable supply of a wide range of TFT-LCD display products. We believe our reliability and scale as a supplier helps support our customers’ product positions. We view our relationships with our end-brand customers as important to their product development strategies, and we collaborate with our end-brand customers in the design and development stages of their new products. In addition, our sales teams coordinate closely with our end-brand customers’ designated system integrators to ensure timely delivery. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs.

We do not typically enter into binding long-term contracts with our customers. Our sales are typically made through the purchase orders placed by the brand-end customers or their system integrators for display modules or by the display panel manufacturers for polarizers.

Our customers generally place purchase orders with us one month prior to delivery. Generally, our customers provide us with quarterly forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with our customers one month prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the one-month period prior to delivery.

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through the Hong Kong subsidiary of Jiangsu Austin and sales through our affiliated trading company. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region.

Our end-brand customers or their system integrators generally place purchase orders with us or subsidiaries of our affiliated trading company one month prior to delivery. Generally, the head office of an end-brand customer provides us with three- to six-month forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with the end-brand customer one month prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the one-month period prior to delivery.

Prices for our products are generally determined based on negotiations with our customers. Pricing of our display module products is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes. As polarizers are in high demand in China, their pricing is generally not subject to much fluctuation and remains stable.

We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale services for our products. Based on historical sales returns and repairs, our warranty costs have been immaterial.

Our credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of our sales have been collected within 45 days. See Note 3 to the financial statements included elsewhere in this annual report. Where system integrators located in certain regions are invoiced directly, we plan to establish certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

Components, Raw Materials and Suppliers

The key components and raw materials of our TFT-LCD display module products include TFT panels, polarizers, backlight units and driver integrated circuits. Key raw materials for our polarizers include polarizer substrates. We source these components and raw materials from outside sources. We do not typically enter into binding master supply agreements with our major suppliers but we provide our suppliers quarterly forecasts which generally cover product specifications, quantities and delivery terms. These forecasts serve as an indication of the size and key components of our order, and neither party is committed to supply or purchase any products until a firm purchase order is issued.

Firm purchase orders are not issued until usually two weeks prior to the scheduled delivery, except in the case of purchase orders for driver integrated circuits, which are issued generally six to ten weeks prior to the scheduled delivery. We purchase our components and raw materials based on forecasts from our end-brand customers as well as our own assessments of our end-brand customers’ needs. Our rolling forecasts are generally made three months in advance and updated monthly. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – We may experience losses on inventories.”

In order to reduce our component and raw material costs and our dependence on any one supplier, we generally develop compatible components and raw materials and purchase our components and raw materials from more than one source. However, we source the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. Also, in order to reduce logistics and transportation costs, we continually review opportunities to source our components and raw materials from suppliers based in Japan and Korea. We perform periodic evaluations of our component and raw material suppliers based on a number of factors, including the quality and cost of the materials, delivery and response time, the quality of the services and the financial health and management of the suppliers.

We maintain a strategic relationship with many of our key material suppliers, and we generally maintain a component and raw material inventory sufficient for approximately 30 days, or 45 days for driver integrated circuits and 90 days for polarizers.

For the fiscal year ended September 30, 2022, we had two suppliers accounting for 58.8% and 10.5% of our total purchase, respectively. For the fiscal year ended September 30, 2021, we had two suppliers accounting for 34.1% and 17.8% of our total purchase, respectively. For the fiscal year ended September 30, 2020, we had two suppliers accounting for 44.84% and 30.89% of our total purchase, respectively.

Equipment and Suppliers

We purchase equipment from a selected number of qualified manufacturers to ensure consistent quality, timely delivery and performance. We purchased most of our equipment from overseas suppliers, primarily Japanese. We maintain strategic relationships with many equipment manufacturers as part of our efforts to reduce costs and we aggressively negotiate prices and other terms with our vendors. In addition, in recent years we have substituted a portion of our equipment purchased from Japanese vendors with purchases from Chinese suppliers to reduce costs. Currently, we purchase approximately 30% of our equipment from Chinese suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs.

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new factory, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our manufacturing facilities to assist in the installation process to ensure proper operation. To date, we have not experienced any material problems with our equipment supplies or after-delivery services.

In 2017, we collaborated with Shanghai Inabata to set up our plant in Chengdu, Sichuan Province for the manufacture of polarizers. Shanghai Inabata is authorized by Sumitomo Chemical Co., Ltd., a major Japanese chemical company (“Sumitomo Chemical”), to provide technology assistance for the manufacture of polarizers based on the technology of Sumitomo Chemical. Pursuant to our cooperation agreement with Shanghai Inabata, dated September 9, 2017, while we invest in the land, plant, and other facilities needed for the manufacturing of polarizers and are in charge of daily operations of the plant, Shanghai Inabata provides us, free of charge, the principal equipment, which includes machines used for cutting, grinding, analog image inspection and quality control and technological support at the beginning of the operation. Under the agreement, we agree to purchase from Shanghai Inabata all the polarizer substrates needed for our production. The agreement has a term of five years and has been automatically renewed for one more year. We plan to acquire the equipment provided by Shanghai Inabata upon termination of our agreement, at cost less accumulated depreciation and amortization. However, the purchase price is subject to negotiation of the parities and there is no assurance that we may purchase these equipment at our desired cost or at all.

Quality Control

We believe that our advanced production capabilities and our reputation for high quality and reliable products have been important factors in attracting and retaining key customers. We have implemented quality inspection and testing procedures at all our facilities. At the same time, we utilize advanced management software as an important tool to improve our quality control system. Our quality control procedures are carried out at three stages of the manufacturing process:

●	Incoming quality control with respect to components and raw materials;

●	In-process quality control, which is conducted at a series of control points in the manufacturing process; and

●	Outgoing quality control, which focuses on packaging, delivery and post-delivery services to customers.

With respect to incoming quality control, we perform quality control procedures for the raw materials and components that we purchase. These procedures include testing samples of large batches, obtaining vendor testing reports and testing to ensure compatibility with other components and raw materials, as well as vendor qualification and vendor rating. Our in-process quality control includes various programs designed to detect, as well as prevent, quality deviations, reduce manufacturing costs, ensure on-time delivery, increase in-process yields and improve field reliability of our products. We perform outgoing quality control based on burn-in testing and final visual inspection of our products and accelerated life testing of samples. We inspect and test our completed display panels to ensure that they meet our high production standards. We also provide post-delivery services to our customers, and maintain warranty exchange inventories in regional hubs to meet our customers’ needs.

Our quality control team works not only to ensure effective and consistent application of our quality control procedures, but also to introduce new methodologies, including quality control through various software such as MES and SAP. Our quality control programs have received accredited International Standards Organization, or ISO, certifications, including ISO 9000, ISO 9001, ISO 14000, and ISO 45001. The ISO certification process involves subjecting our manufacturing processes and quality management systems to reviews and observation for various fixed periods. ISO certification is required by certain European countries in connection with sales of industrial products in those countries, and provides independent verification to our customers regarding the quality control measures employed in our manufacturing and assembly processes. Additionally, we have received additional certifications in China including GB/T29490, IECQ-QC080000 and IATF 16949.

Material Contracts

Set forth below is a summary of all material agreements to which we are a party entered into within the preceding three fiscal years, excluding the contracts entered into in the ordinary course of our business.

Investment Agreement with Shuangliu Government

Jiangsu Austin and the People’s Government of Shuangliu District, in Chengdu City, Sichuan Province, China (the “Shuangliu Government”) entered into an investment agreement (the “Shuangliu Investment Agreement”) on September 6, 2017.

Pursuant to the Shuangliu Investment Agreement, Jiangsu Austin agreed to set up and invest in a project in Shuangliu District for production and sales of polarizers and other liquid crystal film materials. The total investment shall be no less than RMB100 million (US$15.4 million) of which at least RMB80 million (US$12.3 million) shall be tangible assets. Shuangliu Government agreed to provide a piece of land for this project but Jiangsu Austin is required to participate in a competitive bidding process for this land. In the event Jiangsu Austin fails to win the bid, the Shuangliu Investment Agreement shall terminate. Jiangsu Austin is required to complete construction and commence production of Phase I of this project within 18 months upon delivery of the land to Jiangsu Austin and Phase II of this project within 36 months upon delivery of the land. If Jiangsu Austin wins the bid, the Shuangliu Government will deliver the land free and clear of liens, mortgages and other encumbrances, supply necessary utilities for the land, and assist Jiangsu Austin to obtain the deed for the land as well as relevant permits and approvals for this project. Phase I of the project shall generate an annual revenue of no less than RMB300 million (US$46.1 million) and pay an annual tax of no less than RMB5 million (US$0.8 million).

Jiangsu Austin completed the construction and commenced production under Phase I of this project in April 2019 and made a total investment of RMB60 million (US$9.2 million) in tangible assets under Phase I. As of the date of this annual report, Jiangsu Austin has obtained governmental approval for Phase II construction plan and expects to complete construction and commence production in the first half of 2023.

Pursuant to the Shuangliu Investment Agreement, Jiangsu Austin formed Ausheet, a wholly owned subsidiary, in Shuangliu District, with a registered capital of RMB30 million (US$4.6 million), which company will take over the rights and obligations of Jiangsu Austin under the Shuangliu Investment Agreement, provided that Jiangsu Austin shall be jointly and severally liable for any breach of the agreement by Ausheet. Ausheet shall maintain its operations in Shuangliu District for at least 15 years after the commencement of production, during which period, its principal manufacturing facilities and principal executive offices shall also remain in Shuangliu District. Ausheet shall pay annual taxes (enterprise income tax and value added tax) of not less than RMB150,000 (US$23,073) per mu (approximately 6.07 acres) for the first three years after the commencement of production. If the amount of taxes paid is less, Ausheet shall pay the difference in cash within the date prescribed by the Shuangliu Government during the fourth year.

Jiangsu Austin agreed not to transfer the project or the land to any third party without the prior approval of the Shuangliu Government.

The Shuangliu Government may terminate the Shuangliu Investment Agreement and take back the land used for the project or other benefits conferred to Jiangsu Austin, upon occurrence of certain everts, including but not limited to, (i) failure to start the construction of the project by the stipulated time, which is not rectified within 30 days upon written notice; (ii) suspension of construction, acceptance or production of the project for more than three months and failure to provide a valid reason acceptable to the Shuangliu Government; (iii) violation of national, provincial and local law and regulations, resulting in significant economic loss or reputation damages to the Shuangliu Government; (iv) failure to comply with the agreement’s requirements on construction, volume rate and planning of the project; (v) failure to meet the investment requirement on fixed assets, which is not rectified within two years after notice; (vi) changing use of the project land or transferring or leasing the project land or property; (vii) moving the principal manufacturing facility and executive offices for the project or the business registration and tax settlement relationship out of Shuangliu District before the 15 year period; or (viii) other breach of the Shuangliu Investment Agreement, which is not rectified within 60 days upon written notice.

Investment Agreement with Naxi Government

Jiangsu Austin and the People’s Government of Naxi District, in Luzhou City, Sichuan Province, China (the “Naxi Government”) entered into an investment and cooperation agreement (the “Naxi Investment Agreement”) on September 19, 2018. Pursuant to the Naxi Investment Agreement, Jiangsu Austin and Sichuan Naxing Industrial Group (“Sichuan Naxing”) will set up a project company to engage in the research and development, manufacture and sales of LED/LCD display modules and touch screen display panel in Naxi District. The total investment is approximately RMB100 million (US$15.4 million), of which no less than 90% will be contributed by Jiangsu Austin while the remainder will be contributed by Sichuan Naxing. Once operation commences, the project company is expected to achieve annual production and sales of no less than RMB1 billion (US$154 million) each year during the term of the operation of the project company in Naxi District and hire approximately 150 employees. In return, the Naxi Government has agreed to provide various financial, tax and policy support to the project company, including but not limited to, (i) subsidies for rent, workshop renovation, logistics, and equipment, (ii) reduced income tax rates, (iii) financing subsidy, (iv) grants for qualifying as an HNTE and a public company, (v) grants to employees and management and (vi) benefits available to companies in the National Free Trade Zone and other policy support. The project company is required to operate in Naxi District for not less than seven years, among other things. The Naxi Government may withdraw all the benefits conferred to the project company in the event that (i) Jiangsu Austin subleases the factory building or uses it for other purposes not intended for this project; (ii) the total investment in the project company is less than RMB100 million (US$15.4 million), the project company fails to generate RMB1 billion (US$154 million) in either annual production or sales or employ approximately 150 employees after the commencement of production; or (iii) the project company fails to operate in Naxi District for seven years.

Pursuant to the terms of the Naxi Investment Agreement, Jiangsu Austin established Luzhou Aozhi, of which Jiangsu Austin indirectly holds a 95% equity interest and Sichuan Naxing holds 5%. The manufacturing facilities of Luzhou Aozhi are used for the manufacture of display modules primarily to be used in devices in the education sector.

Luzhou Aozhi completed equipment installation and commenced production in August 2020, and achieved production of display modules of RMB48,754,898 (US$7,473,389) for the fiscal year ended September 30, 2021 and RMB41,557,738 (US$6,341,595) for the fiscal year ended September 30, 2022. We do not believe we are expected to generate RMB1 billion (US$154 million) in both annual production and sales each year immediately after production. However, we are negotiating with the Naxi Government to amend the terms of the Naxi Investment Agreement seeking relief from the conditions qualifying for the governmental benefits, grants and subsidies. If we fail to obtain such relief, the Naxi Government may withdraw all the benefits conferred to Luzhou Aozhi. For the fiscal year ended September 30, 2022, Luzhou Aozhi received a total amount of RMB71,033 (US$9,986)) in benefits, grants and subsidies from the Naxi Government.

Agreement with Shanghai Inabata

See the description of the agreement under “– Equipment and Suppliers.”

Seasonality

The display industry in which we operate is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in demand, global economic conditions, external factors that impact the supply chain, surges in production capacity by competitors and changes in technology. Historically, we generated more sales during the second half of a calendar year, which includes a few major Chinese holidays and commercial sales periods, when the promotion and sale efforts of our clients occur. For additional information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry –Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations,” “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry” and “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry –Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.”

Competition

Manufacturers of TFT-LCD display modules, in particular large-size TFT-LCD display modules, face intense competition. Due to the capital-intensive nature of the display industry and the high production volumes required to achieve economies of scale, the international and domestic market for display devices is characterized by significant barriers to entry, but the competition among the relatively small number of major producers is intense. Currently almost all TFT-LCD manufacturers are located in Asia, and we compete principally with manufacturers from Taiwan and Japan.

We primarily compete in the following aspects in the large-size TFT-LCD display market:

●	Product portfolio range and availability;

●	Product specifications and performance;

●	Price;

●	Capacity allocation and reliability;

●	Customer service, including product design support and

●	Logistics support and proximity of regional stocking facilities.

Our principal competitors include KTC Technology (Shenzhen), Skyworth Group Limited and Kersen Science (Kunshan).

Insurance

We currently have property insurance coverage for our production facilities located at Room 101, Building 2, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province and Gongxing Street, Qinglan Road East, Shuangliu District, Chengdu, Sichuan Province for up to approximately RMB269 million (US$37.8 million) in the aggregate. We provide accident insurance and social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for all of our employees. Additionally, we provide supplementary medical and travel insurance for certain key personnel. We consider our insurance coverage sufficient for our business operations in China.

Environmental Matters

Our production processes do not generate any forms of chemical wastewater and other industrial waste. We are in compliance with all current environmental protection requirements under PRC laws and regulations. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on the Company, we may have to incur extra costs and expenses to comply with such requirements.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, promulgated by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, on December 27, 2021 and took effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version) promulgated by the NDRC and the MOFCOM on December 26, 2022 and took effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The flat panel display industry is not on the 2021 Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Nanjing Aosa, our wholly foreign owned subsidiary, as a foreign invested entity, and Ostin Technology Limited, as a foreign investor, are required to comply with the information reporting requirements under the Foreign Investment Law the Implementing Rules and the Information Reporting Measures for Foreign Investment and are in full compliance.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Civil Code, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration. As of the date of this annual report, we are still in the process of obtaining certain building title certificates for our facilities in Chengdu, Sichuan. See “Item 3. Key Information – Risk Factors - Risks Related to Our Business and Industry - We are in the process of obtaining certificates and permits for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.”

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and took effect in January 2008 with the latest amendment in April 2019, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Housing and Urban-Rural Development in June 2014 with the latest amendment in September 2018, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development in April 2000 with the latest amendment in October 2009, the Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council latest amended in April 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and amended on October 28, 2008 and April 23, 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Minister of Housing and Urban-rural Development and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire prevention departments of such public securities are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Interim Provisions on the Administration of Fire Prevention Design Review and Acceptance of Construction Projects, or the Fire Protection Supervision Provisions, issued on April 1, 2020 and amended on June 1, 2020, for those construction projects with more than 500 square meters, the construction entity shall apply to the fire prevention department of a public security authority for fire protection design approval.

For the construction projects other than the conditions foregoing, the construction entity shall, within five days after passing the acceptance inspection, submit the fire protection filing for fire protection design.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On May 28, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration which took effect on May 29, 2012 setting forth the detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which took effect on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. The CNNIC issued the Measures of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes on September 9, 2014, which took effect on November 21, 2014, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which took effect on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and took effect on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which took effect on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, took effect as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, took effect on January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, took effect on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB1,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Item 3. D. Risk Factors—Risks Related to Our Business and Industry — Failure to make adequate contributions to certain employee benefit plans as required by PRC regulations may subject us to penalties.”

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which took effect on July 1, 2013. Pursuant to the amended Labor Contract Law, the outsourced contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of outsourced contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a outsourced contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effect on March 1, 2014, outsourced workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use outsourced workers for temporary, auxiliary or substitutive positions, and the number of outsourced workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Provisions shall be ordered by the labor administrative authorities to rectify the noncompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB5,000 to RMB10,000 for each noncompliance outsourced worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the outsourced worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use outsourced labor shall bear tortious liability for any injury or damage caused to other people by outsourced personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Ownership of Companies Limited by Shares

Pursuant to the Company Law of the PRC, directors, supervisors and senior management members of a company limited by shares are required to report their shareholding in the company and changes in such shareholding to the company; and shall not transfer more than 25% of their shareholding in the company during their term of service or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The directors, supervisors and senior management members are also prohibited from transferring their shares of the company within half a year after termination of their services.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Risk Factors—Risks Relating to Doing Business in China— The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

On December 24, 2021, the State Council issued a draft of the Draft Provisions, and the CSRC issued a draft of the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures, lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Provisions and the Draft Administration Measures stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three business days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but are not limited to, record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information — Our Holding Company Structure.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

We have a monthly designed production capacity of approximately 470,000 TFT-LCD display modules (assuming 21 inch in size) and 700,000 square meters of polarizers. As of the date of this annual report, we have reached approximately 60% of the monthly designed production capacity. The capacity may be subject to change due to factors such as product mix, technological changes and production efficiency improvement. Our new plant (phase 2) in Chengdu city, Sichuan Province is expected to be completed in the first half of 2023 for the production capacity of OLED display.

As of September 30, 2022, our principal manufacturing sites were located in the PRC. The following table sets forth certain information relating to our principal facilities as of September 30, 2022.

Location	Size (Square Meters)	Primary Use	Owned or Leased
Room 101, Building 2, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province	2,066*	Manufacturing of 15-31.5 inch display modules	Owned***
Rooms 201-203, Building 1, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province	411	Office	Leased
Building 6, Smart Manufacturing Industrial Park, 6 Zhida Road, Jiangbei New District, Nanjing, Jiangsu Province	8,888**	Manufacturing of 7.8-14.3 inch display modules, and 43-104 inch display modules	Leased
Three Groups of Qingyunsi Village, Four Groups of Shaojiadian Village and Eight Groups of Lanjiagou Village, Gongxing Street, Qinglan Road East, Shuangliu District, Chengdu, Sichuan Province	33,394	Manufacturing of polarizers	Owned****
Building 2, No. 13, Section 1, Lantian Road, Dongsheng Street, Naxi District, Luzhou, Sichuan Province	10,000	Manufacturing of 18.5 -55 inch display modules	Leased

*	We are authorized by the Industrial Park to use an additional 1,334 square meters attached to the property as warehouse free of charge.

**	We are authorized by the Industrial Park to use an additional 3,112 square meters on the rooftop of the property.

***	The land on which our facilities are located is leased from the PRC government.

****	We own the land use right for the land where our facilities are located.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Item 5.A. Operating Results

Overview

We are a supplier of display modules and polarizers in China. We design, develop and manufacture TFT-LCD modules in a wide range of sizes and customized sizes according to the specifications of our customers. Our display modules are mainly used in consumer electronics, commercial LCD displays and automotive displays. We also manufacture polarizers used in the TFT-LCD display modules and are in the process of developing polarizers for the OLED display panel. In 2022, we expanded our business into the end-user market, offering display products of different sizes and embarking on independent research and development of new display products.

We were formed in 2010 by a group of individuals with industry expertise and have been operating our business, primarily through Jiangsu Austin. We currently operate one headquarter and three manufacturing facilities in China with an aggregate of 54,759 square meters – the headquarter is located in Jiangsu Province, one factory is located in Jiangsu Province for the manufacture of display modules, one in Chengdu, Sichuan Province for the manufacture of TFT-LCD polarizers and one in Luzhou, Sichuan Province, for manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, businesses and offices.

We seek to build our market position based on our close collaborative customer relationships and a focus on the development of high-end display products and new display materials. Our customers include many of the leading manufacturers of computers, automotive electronics and LCD displays in China and worldwide. We have also successfully introduced our polarizers to many companies in China and extended our product lines to include polarizers to be used for both vertical alignment (VA) panels and in-plane switching (IPS) panels in 2020.

Recent Developments

During the fiscal year ended September 30, 2022, we continued our efforts to develop new products and have introduced a protection film to our customers. The production film can be attached to the surface of products, such as OLED panels and wafers, to prevent damage from dust and scratch and will be manufactured through the production facilities we use for polarizers. The protection film is currently being tested by our customers and is expected to be put into production at the beginning of 2023.

In an effort to increase our profits as well as utilizing our extensive resources and expertise in the display panel industry, we have diversified into the production and sales of display products for end users such as commercial display and consumer electronics, which generally have a higher profit margin than our display module products. We have independently developed new technologies that are used in our proprietary products, such as the all-in-one intelligent conference system and Pintura® wireless photo transmission system, which are expected to officially launch sales in the United States in early 2023. Sales of Pintura wireless photo transmission system has started in China since October 2023. To boost our marketing efforts for these products, we have increased our sales force by hiring more sales representatives, providing end-user-focused sales training, and investing in electronics exhibitions and advertisements.

To further diversify our source of revenue, we have leveraged our strong research and development capabilities and accumulated expertise in the display module field and developed customized solutions for our clients. During the fiscal year ended September 30, 2022, we began generating revenue from providing such research and development services to branded original design manufacturers.

Key Factors Affecting Our Results

Our results are primarily derived from the sales of display modules and polarizers to display manufacturers, end-brand customers or their system integrators in China, Hong Kong, Taiwan and Southeast Asia. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Electronic Component, Polarizer Materials, Other Costs - Fluctuations in the prices of raw materials can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the raw material cost represents over half of our total cost of sales, higher or lower raw material cost affects our gross margins. Increases in the market price of raw materials typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Price Fluctuations Due to Cyclical Market Condition - The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. Capacity expansion in the display panel industry may be due to scheduled ramp-up of new manufacturing facilities, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our products, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfilment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

Impact of Covid-19

The COVID-19 pandemic continues to spread in China and other parts of the world, and COVID-19 restrictions and controls in China have not been relaxed until the end of 2022. Although the Chinese government has now lifted the restrictions related to COVID-19, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	The demand for consumer electronics including TVs, monitors, and entertainment devices has been reduced due to market saturation during the early stages of the pandemic. This has resulted in a decline in our sales of display modules during the fiscal year ended September 30, 2022, compared to the previous year.

●	We experienced some disruption to our supply chain during the Chinese government mandated lockdowns, with suppliers increasing lead times and purchase price for raw materials. While all of our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic have led to increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers, and have also affected our ability to timely ship our products to customers. As a result of these supply chain disruptions, we have increased customer order lead times. This has limited our ability to fulfill orders with short lead times and we are therefore unable to satisfy all of the demand for our products in a timely manner, which did not have any material adverse impact on our relationship with our customers given the delay is an industrywide issue caused by the ongoing pandemic.

●	Our credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of our sales have been collected within 45 days. Our average accounts receivable turnover periods were approximately 55 days and 38 days for the fiscal years ended September 30, 2022 and 2021, respectively. The increase in the receivable turnover period is due to the increase in transportation time for delivery of our products to consumers caused by the more restrictive pandemic related quarantines and business closures prior to the Chinese government’s shift away from its zero-COVID policy at the end of 2022.

●	For the fiscal year ended September 30, 2022, we were able to repay all our debt and other obligations without taking advantage of any available payment deferral or forbearance term.

●	Our workforce remained stable for the fiscal year ended September 30, 2022. We did not receive government subsidy or take advantage of any government assistance program in relation to the pandemic. We have complied with the various safety measures required by the local government and provided our employees with protective gear and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

In the longer-term, the adverse effects of the COVID-19 on the economies and financial markets of many countries are expected to persist, and may lead to an economic downturn or recession. This could adversely affect demand for some of our products and those of our customers, such as display modules used for automotive display, which may, in turn negatively impact our results of operations.

The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the actions to contain or treat the virus, how quickly and to what extent the economic and operating conditions can resume, and the severity and duration of the global economic downturn as a result of the pandemic.

Results of Operations

For the Fiscal Years Ended September 30, 2022 and 2021

The following table summarizes the results of our operations for the fiscal years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended September 30,		Variance
	2022	2021	Amount	Percentage
Revenues	$105,416,746	$167,744,801	$(62,328,055)	(37)%
Cost of revenues	(92,804,431)	(150,385,723)	57,581,292	(38)%
Gross profit	12,612,315	17,359,078	(4,746,763)	(27)%

Operating expenses:
Selling and marketing expenses	2,793,197	3,965,790	(1,172,593)	(30)%
General and administrative expenses	7,649,241	4,990,951	2,658,290	53%
Research and development costs	2,515,239	5,712,792	(3,197,553)	(56)%
Gain from disposal of property, plant and equipment	(795,783)	(527,818)	(267,965)	51%
Total operating expenses	12,161,894	14,141,715	1,979,821	(14)%

Operating income	$450,421	$3,217,363	$(2,766,942)	(86)%

Other income (expenses):
Interest expense, net	(1,290,811)	(1,112,045)	(178,766)	16%
Other income (expenses), net	1,279,559	1,133,103	146,456	13%
Total other income (expenses), net	(11,252)	21,058	(32,310)	(153)%

Income before income taxes	$439,169	$3,238,421	$(2,799,252)	-86%
Income tax provision	(326,942)	57,086	(384,028)	(673)%

Net income	$112,227	$3,295,507	$(3,183,280)	(97)%

Revenues

The following table presents revenue by major categories for the fiscal years ended September 30, 2022 and 2021, respectively.

	September 30, 2022		September 30, 2021
Revenue Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Sales of display modules	$35,113,651	34%	$96,087,963	58%
Sales of polarizers	62,709,731	59%	62,625,352	37%
Research and development services	5,715,914	5%	-	-%
Others	1,877,450	2%	9,031,486	5%
Total	105,416,746	100%	167,744,801	100%

Sales decreased by approximately $62.33 million, or 37%, to approximately $105.42 million for the fiscal year ended September 30, 2022 from approximately $167.74 million for the fiscal year ended September 30, 2021. The significant decrease in revenues was primarily due to the decrease in sales of display modules resulted from the decline of market demand for display modules and the continuous lockdowns in mainland China from late 2021 to 2022 as more fully discussed below.

Sales of display modules decreased by approximately $60.97 million, or 63%, to approximately $35.11 million for the fiscal year ended September 30, 2022 from approximately $96.09 million for the fiscal year ended September 30, 2021. Based on seasonality in our business and cyclical nature of our industry, we believe that after the lift of COVID-19 related quarantine or lockdown measures, the market demand will gradually recover in the second half of 2023 and give a steady boost to our sales of display modules in the next 12 to 18 months. We have also improved our research and development capabilities based on accumulated experience and expertise of new products research and development catering to our major end-brand clients and expanded certain product lines from trial production to mass production. For the fiscal years ended September 30, 2022 and 2021, revenue generated from sales of the display modules accounted for 34% and 58% of our total revenues, respectively.

In 2018, we made a strategic move to launch a new business segment – production and sales of polarizers, an essential part of TFT-LCD display panel and has been in high demand in China due to limited domestic production capacity and concentration of supply in oversea suppliers. Our Chengdu manufacturing facility commenced mass production of polarizers in April 2019. By adding polarizers to our product offering portfolio, we broadened our business reach, increased our customer base, and enhanced our competitiveness. To support mass production of polarizers, we invested significant capital and human resources to build and run our Chengdu factory during the fiscal year ended September 30, 2022 and discontinued low-margin display modules product lines. For the fiscal years ended September 30, 2022 and 2021, demand for our polarizers remained stable and revenue generated from sales of polarizers was approximately $62.71 million and $62.63 million, respectively.

In addition to revenue from sales of display modules and polarizers, we also generate revenue from providing research and development services. For the fiscal year ended September 30, 2022, revenue generated from our new research and development services was approximately $5.72 million, representing 5% of our total revenues.

We also generate revenue from providing repair services and technological support and other services to our customers at extra charges.  For the fiscal year ended September 30, 2022, other revenue was approximately $1.88 million, representing 2% of our total revenues. Comparing with the fiscal year ended September 30, 2021, other revenue decrease by 79%, due to COVID-19 lockdowns and travel restrictions that limited our ability to provide services and revenue from research and development services was recognized as a separate stream of revenue.

The following table shows our revenues by geographic region for the fiscal years ended September 30, 2022 and 2021. To mitigate the impact of the exchange rate fluctuations and shipping disruptions caused by the epidemic, we switched our focus from overseas to domestic markets. As a result, our sales in Hong Kong and Taiwan saw a significant decrease during the fiscal year ended September 30, 2022 as compared to the previous year.

	September 30, 2022		September 30, 2021
Country/Region	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Mainland China	$96,449,118	91%	$133,852,929	80%
Hong Kong and Taiwan	8,948,112	9%	32,244,188	19%
Others	19,516	-%	1,647,684	1%
Total	$105,416,746	100%	$167,744,801	100%

Cost of revenues

The following table presents cost of revenues by revenue categories for the fiscal years ended September 30, 2022 and 2021, respectively.

	For the Fiscal Years Ended
	September 30, 2022	September 30, 2021
Revenue Category
Sales of display modules	$31,890,364	$84,091,067
Sales of polarizers	57,347,637	56,940,702
Research and development services	2,188,100	-
Others	1,378,330	9,353,954
Total	$92,804,431	$150,385,723

Gross Margin
Sales of display modules	9.2%	12.5%
Sales of polarizers	8.6%	9.1%
Research and development services	61.7%	-%
Others	26.6%	(3.6)%
Total Gross Margin	12.0%	10.3%

Cost of revenues decreased by approximately $57.58 million, or 38%, to approximately $92.80 million for the fiscal year ended September 30, 2022 from approximately $150.39 million for the fiscal year ended September 30, 2021. The increase in cost of revenues was generally in line with the decrease in revenues.

Our gross profit decreased by approximately $4.75 million, or 27%, to approximately $12.61 million for the fiscal year ended September 30, 2022 from approximately $17.36 million for the fiscal year ended September 30, 2021. Overall gross profit margin was 12.0% for the fiscal year ended September 30, 2022 as compared to 10.3% for the fiscal year ended September 30, 2021. The improvement in gross margin was largely due to the significantly higher gross margin of our new research and development services.

The decline in the gross profit margin of display modules and polarizers was primarily due to the substantial rise in logistics costs, electricity, and wages resulting from the prolonged lockdowns in mainland China from late 2021 to 2022. Additionally, the decrease in unit sales price and volume was due to declining market demand and heightened market competition.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $1.17 million, or 30%, to approximately $2.79 million for the fiscal year ended September 30, 2022 as compared to approximately $3.97 million for the fiscal year ended September 30, 2021. The decrease in selling and marketing expenses was mainly due to the decrease in revenue.

General and administrative expenses

General and administrative (“G&A”) expenses increased by approximately $2.66 million, or 53%, to approximately $7.65 million for the fiscal year ended September 30, 2022 as compared to approximately $4.99 million for the fiscal year ended September 30, 2021. The increase in G&A expenses was due to the increase in professional fees after our IPO and the increase in administrative expenses in complying with regulations imposed by local government to control COVID-19.

Research and development expenses

Our research and development expenses were approximately $2.52 million and $5.71 million for the fiscal years ended September 30, 2022 and 2021, respectively. The COVID-19 pandemic caused delays in the delivery of research and development materials as well as lockdowns and quarantine measures for our research and development staff in the PRC, leading to some suspended or slowed projects and therefore a decrease in research and development expenses.

Gain from disposal of property, plant and equipment

For the fiscal years ended September 30, 2022, the Company disposed of machinery, equipment and transportation vehicles with a net book value of $719,262 (cost of $938,669, accumulated depreciation of $219,407) and received cash from disposal of $1,515,045, resulting in a net disposal income of $795,783. Similarly, for the fiscal years ended September 30, 2021, the Company disposed of machinery, equipment and transportation vehicles with a net book value of $497,172 (cost of $1,613,185, accumulated depreciation of $1,116,013) and received cash from disposal of $1,024,990, resulting in a net disposal income of $527,818. The disposals were done to reduce maintenance costs of underutilized machinery, equipment, and transportation, and improve production efficiency post-disposal.

Other income (expenses)

Other income (expenses) was approximately $1.28 million for the fiscal year ended September 30, 2022, which primarily consisted of government subsidies for research and development of approximately $1.51 million, partially offset by the payment of approximately $0.22 million to compensate one customer for a higher than usual product defect rate.

Other income (expenses) was approximately $1.13 million for fiscal year ended September 30, 2021, which primarily consisted of government subsidies of approximately $0.52 million and gain from settlement of payables for approximately $0.56 million.

Net income

As a result of the foregoing, we recorded net income of approximately $112,227 and $3.30 million in the fiscal years ended September 30, 2022 and 2021, respectively.

For the Fiscal Years Ended September 30, 2021 and 2020

The following table summarizes the results of our operations for the fiscal years ended September 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended September 30,		Variance
	2021	2020	Amount	Percentage
Sales	$167,744,801	$140,073,917	$27,670,884	20%
Cost of sales	(150,385,723)	(128,489,255)	(21,896,468)	17%
Gross profit	17,359,078	11,584,662	5,774,416	50%

Operating expenses:
Selling and marketing expenses	3,965,790	2,172,393	1,793,397	83%
General and administrative expenses	4,990,951	3,123,219	1,867,732	60%
Research and development costs	5,712,792	2,828,718	2,884,074	102%
Gain from disposal of property, plant and equipment	527,818	-	527,818	100%
Total operating expenses	14,141,715	8,124,330	6,017,385	74%

Operating income	$3,217,363	$3,460,332	$(242,969)	(7)%

Other income (expenses):
Interest expense, net	(1,112,045)	(688,401)	(423,644)	62%
Other income (expenses), net	1,133,103	(67,370)	1,200,473	(1782)%
Total other income (expenses), net	21,058	(755,771)	776,829	(103)%

Income before income taxes	$3,238,421	$2,704,561	$533,860	20%
Income tax benefit	57,086	126,725	(69,639)	(55)%

Net income	$3,295,507	$2,831,286	$464,221	16%

Sales

The following table presents revenue by major product categories for the fiscal years ended September 30, 2021 and 2020, respectively.

	September 30, 2021		September 30, 2020
Product Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Display modules	$96,087,963	58%	$100,304,865	72%
Polarizers	62,625,352	37%	36,794,524	26%
Others	9,031,486	5%	2,974,528	2%
Total	167,744,801	100%	140,073,917	100%

Sales increased by approximately $27.67 million, or 20%, to approximately $167.74 million for the fiscal year ended September 30, 2021 from approximately $140.07 million for the fiscal year ended September 30, 2020. The significant increase in sales was primarily attributable to the soaring demand for consumer electronics as a substantial portion of the population is forced to stay at home due to the COVID-19 pandemic and upgrade their electronic devices.

Sales of display modules decreased by approximately $4.22 million or 4%, to approximately $96.09 million for the fiscal year ended September 30, 2021 from approximately $100.30 million for the fiscal year ended September 30, 2020. The decrease was attributable to the strategic transition of our products from focusing on display modules to polarizers and from low-profit products to products with a high profit margin.

In 2018, we made a strategic decision to launch a new line of products – polarizer, and started the planning and construction of Chengdu manufacturing facility to manufacture polarizers. Polarizer is an essential part of TFT-LCD display penal and has been in high demand in China due to limited domestic production capacity and most of the supply is concentrated in oversea suppliers. By adding polarizer in our product offering portfolio, we effectively expand our business horizon, extend customer outreach, and strengthen our competitiveness. In 2020, our Chengdu manufacturing facility achieved stable scale production. The production capacity steadily increased from 160,000 square meters per month for the fiscal year of 2019 to 352,000 square meters per month for fiscal year of 2020 and 398,000 square meters per month in the fiscal year 2021. We have also further expanded our customer base during the fiscal year of 2021. As a result of the foregoing, the sales of polarizers reached approximately $62.63 million for the fiscal year ended September 30, 2021, representing an increase of approximately 70% as compared to approximately $36.79 million for the fiscal year ended September 30, 2020.

In addition to sales of display modules and polarizers, we also provide display panel repair services to our customers at extra charges, which involves sales of our products as replacement of certain parts of the display panels. The repair services were originally offered to a limited number of customers at their request and represent only a small portion of our revenues. As a result of our extending repair services customer base to those who did not purchase our display panel products, our revenues from repair services increased by approximately $6.06 million, or 204%, to approximately $9.03 million for the fiscal year ended September 30, 2021 from approximately $2.97 million for the fiscal year ended September 30, 2020.

Cost of sales

The following table presents cost of sales by product categories for the fiscal years ended September 30, 2021 and 2020, respectively.

	For the Fiscal Years Ended
	September 30, 2021	September 30, 2020
Product Category
Display modules	$84,091,067	$93,209,001
Polarizers	56,940,702	33,552,087
Others	9,353,954	1,728,167
Total	$150,385,723	$128,489,255

Gross Margin
Display module	12.5%	7.1%
Polarizers	9.1%	8.8%
Others	(3.6)%	41.9%
Total Gross Margin	10.3%	8.3%

Cost of sales increased by approximately $21.90 million or 17%, to approximately $150.39 million for the fiscal year ended September 30, 2021 from approximately $128.49 million for the fiscal year ended September 30, 2020. The increase in cost of sales was generally in line with the increase of total sales.

Our gross profit increased by approximately $5.77 million, or 50%, to approximately $17.36 million for the fiscal year ended September 30, 2021 from approximately $11.58 million for the fiscal year ended September 30, 2020. Overall gross margin remained 10.3% for the fiscal year ended September 30, 2021, as compared to 8.3% for the fiscal year ended September 30, 2020. The gross margin of display modules increased due to (i) the increased unit price during the fiscal year of 2021 and (ii) discontinuation of sales of certain low-profit products.

Selling and marketing expenses

Selling and marketing expenses increased by approximately $1.79 million, or 83%, to approximately $3.97 million for the fiscal year ended September 30, 2021 as compared to approximately $2.17 million for the fiscal year ended September 30, 2020. The increase in selling and marketing expenses was mainly due to our marketing efforts for more orders, the increased number of salespersons as a result of business expansion, increase of salespersons’ salaries and commissions, and the transition of our focus on more renowned end-brand customers.

General and administrative expenses

G&A expenses increased by approximately $1.87 million, or 60%, to approximately $4.99 million for the fiscal year ended September 30, 2021 as compared to approximately $3.12 million for the fiscal year ended September 30, 2020. The increase in G&A expenses was due to the significant increase in bank charges caused by our increased transactions, employee salaries including overtime and bonuses, as well as the increased administrative fees in complying with regulations imposed by local government to control COVID-19. Also, bad debt expenses for accounts receivable and advances to suppliers included in G&A expenses were $405,977 and $233,824, respectively, for the fiscal years ended September 30, 2021 and 2020.

Research and development expenses

Our research and development expenses were incurred for the development of new materials and technologies used for the manufacturing polarizers and display modules for OLED display panels. Our research and development expenses were approximately $5.71 million and $2.83 million for the fiscal years ended September 30, 2021 and 2020, respectively. The significant increase is primarily due to the commencement and progressing of our OLED display panel and OLED polarizer research projects which required more capital and the increased salaries for the research team due to the increase in both the number of team members and average salaries. To strengthen our technology leadership and improve our competitiveness in the display panel industry, we expect to continue to devote substantial resources in our research and development, which might impact our profitability in the event we experience a market downturn and a decline in our revenue in light of the substantial amount we expect to invest in and our small profit margin.

Gain from disposal of property, plant and equipment

For the fiscal years ended September 30, 2021, the Company disposed of machinery, equipment and transportation vehicles with a net book value of $497,172 (cost of $1,613,185, accumulated depreciation of $1,116,013) and received cash from disposal of $1,024,990, resulting in a net disposal income of $527,818 included in operating income. The disposal is related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

For the fiscal year ended September 30, 2020, the Company disposed of no property, plant and equipment.

Net income

As a result of the foregoing, we recorded a net income of approximately $3.30 million and $2.83 million in the fiscal years ended September 30, 2021 and 2020, respectively.

Item 5.B. Liquidity and Capital Resources

	Fiscal Year Ended September 30,
	2022	2021	2020
Net cash provided by (used in) operating activities	$9,698,283	$(17,664,259)	$7,724,681
Net cash used in investing activities	(6,878,518)	(5,197,913)	(5,176,956)
Net cash provided by financing activities	11,788	18,564,120	210,464
Effect of exchange rate changes on cash and cash equivalents	291,032	(379,135)	133,202
Net increase (decrease) in cash and cash equivalents	$3,122,585	$(4,677,187)	$2,891,392
Cash and cash equivalents, beginning of period	684,335	5,361,522	2,470,130
Cash and cash equivalents, end of period	$3,806,920	$684,335	$5,361,522

Operating Activities:

Net cash provided by operating activities for the fiscal year ended September 30, 2022 was approximately $9.79 million, which was primarily attributable to a net income of approximately $112,227, adjusted for non-cash items for approximately $2.16 million and adjustments for changes in working capital of approximately $7.43 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $18.37 million due to the collection of accounts receivable balance from our major customers.

(ii)	decrease in accounts payable of approximately $10.51 million due to the significant decrease in sales during the fiscal year ended September 30, 2022.

(iii)	decrease in inventory of approximately $1.60 million due to the significant decrease in sales during the fiscal year ended September 30, 2022.

(iv)	decrease in advance from customers of approximately $2.89 million due to the significant decrease in sales during the fiscal year ended September 30, 2022.

(v)	decrease in advance to suppliers of approximately $2.89 million due to the significant decrease in sales during the fiscal year ended September 30, 2022.

Net cash used in operating activities for the fiscal year ended September 30, 2021 was approximately $17.66 million, which was primarily attributable to a net profit of approximately $3.30 million, adjusted for non-cash items for approximately $3.48 million and adjustments for changes in working capital approximately $24.44 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $15.16 million due to the significant increase in sales during the fiscal year ended September 30, 2021 and the increase of accounts receivable balance from one existing customer as a result of its extended credit period from 90 days to 120 days.

(ii)	decrease in accounts payable of approximately $6.78 million due to earlier payments to the suppliers as a result of the shortage of raw material supply in the global market caused by COVID-19.

(iii)	increase in inventory of approximately $0.56 million due to the significant increase in sales during the fiscal year ended September 30, 2021 and preparation for increase in future sales.

Net cash provided by operating activities for the fiscal year ended September 30, 2020 was approximately $7.72 million, which was primarily attributable to a net profit of approximately $2.83 million, adjusted for non-cash items for approximately $1.88 million and adjustments for changes in working capital approximately $3.02 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $6.71 million due to the significant increase in sales during the fiscal year ended September 30, 2020.

(ii)	increase in accounts payable of approximately $11.54 million due to increased raw material purchase to fulfill the increased customer orders.

Net cash provided by operating activities for the fiscal year ended September 30, 2020 was approximately $7.72 million, which was primarily attributable to a net profit of approximately $2.83 million, adjusted for non-cash items for approximately $1.88 million and adjustments for changes in working capital approximately $3.02 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $6.71 million due to the significant increase in sales during the fiscal year ended September 30, 2020.

(ii)	increase in accounts payable of approximately $11.54 million due to increased raw material purchase to fulfill the increased customer orders.

(iii)	increase in inventory of approximately $5.75 million primarily due to increased raw material inventory we held in our Chengdu warehouse for the manufacturing of polarizers which requires large volume of chemical coatings purchased in advance to prevent delivery delay;

(iv)	increase in advances to suppliers of approximately $2.13 million – from time to time we are required to make advance payments to our suppliers for the purchase of raw materials. Due to increased raw materials purchase as a result of increased sales during the fiscal year ended September 30, 2020, we have higher advance payments to our suppliers;

(v)	increase in notes receivable of approximately $1.89 million – notes receivable consists of irrevocable letters of credit provided by the Company’s international customers to pay their payable balances to the Company, and these letters of credit were guaranteed by the banks;

Investing Activities:

Net cash used in investing activities was approximately $6.88 million for the fiscal year ended September 30, 2022, primarily attributable to the purchase of property, plant and equipment to meet increasing production needs in the amount of approximately $5.12 million, the acquisition of intangible assets from our ongoing research and development efforts in the amount of approximately $3.06 million, and partially offset by cash received from disposal of property, plant and equipment of approximately $1.52 million.

Net cash used in investing activities was approximately $5.20 million for the fiscal year ended September 30, 2021, primarily attributable to the addition of property, plant and equipment for increase in production needs during the period with an approximate amount of $6.21 million, partially offset by cash received from disposal of property, plant and equipment of $1.02 million.

Net cash used in investing activities was approximately $5.18 million for the fiscal year ended September 30, 2020, primarily attributable to the addition of property, plant and equipment for production needs during the period with an approximate amount of $3.70 million and purchase of land use right for our Chengdu facility with an approximate amount of $1.48 million.

Financing Activities:

Net cash provided by financing activities was approximately $11,788 for the fiscal year ended September 30, 2022, primarily attributable to the net proceeds from our initial public offering of approximately $12.41 million, proceeds from bank borrowings of approximately $15.71 million, and proceeds from third-party borrowings of approximately $1.29 million, and partially offset by repayments to bank borrowings of approximately $16.24 million, repayments to third-party borrowings of approximately $9.65 million, and repayment to related party loans of approximately $2.62 million,.

Net cash provided by financing activities was approximately $18.56 million for the fiscal year ended September 30, 2021, primarily attributable to the net proceeds from related party loans of approximately $2.21 million, proceeds from third-party borrowings of approximately $16.87 million, and proceeds from bank borrowings of approximately $17.85 million, and partially offset by repayments to bank borrowings of approximately $12.57 million and repayments to third-party borrowings of approximately $5.89 million.

Net cash provided by financing activities was approximately $0.21 million for the fiscal year ended September 30, 2020, primarily attributable to the net proceeds from related party loans of approximately $0.27 million, net proceeds from bank loans and third-party loans of approximately $0.91 million, partially offset by the repayment of notes payable of approximately $1.07 million.

Primary Sources of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks and certain third-party individuals. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of display modules and polarizers to our customers at margins sufficient to cover fixed and variable expenses.

As of September 30, 2022, we had cash and cash equivalents of $3,780,549. In relation to our initial public offering of 3,881,250 ordinary shares at an offering price of $4.00 per share, including the full exercise of the underwriters’ over-allotment, we received net proceeds of approximately $12,409,022 after deducting the total offering expenses. As a result of net cash provided by our operating activities and public offering, our working capital deficit improved significantly from $6,370,385 as of September 30, 2021 to a positive working capital of $402,678 as of September 30, 2022, and our total equity increased significantly from $15,201,855 as of September 30, 2021 to $25,625,211 as of September 30, 2022, resulting in an improvement of our liquidity. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, our operating and capital expenditure commitments, and our ability to raise funds through certain financing measures such as factoring arrangements.

We finance our operations through short-term loans provided by a syndicate of banks in China, as more fully described in Note 10 Short-term Borrowings to our consolidated financial statements. As of September 30, 2022, we had a total of 18 outstanding short-term loans provided by banks, with an aggregate principal amount of RMB 102,930,000, or approximately $14.47 million. As of September 30, 2021, we had a total of 25 outstanding short-term loans provided by banks, with an aggregate principal amount of RMB106,450,000, or approximately $16.52 million. Each of these loans has a term of six months to one year and, pursuant to our agreements with these banks, all of the loans can be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. All of these loans have a fixed interest rate. The average interest rates were 4.78% and 4.79% for the outstanding bank loans as of September 30, 2022 and 2021, respectively.

We do not have any amounts committed to be provided by our related parties. After deducting the total expenses, we received net proceeds of approximately $12,409,022 from our initial public offering. Besides the indemnification escrow of $0.40 million, we used $2.5 million, $2.80 million, and $3.80 million  on plant construction, research and development and working capital, respectively. The proceeds from our initial public offering replenished our working capital. We do not believe we are dependent upon additional financings to meet our liquidity needs for the next twelve months. However, we plan to expand our business by investing in new technologies either through acquisition or research and development and construction of facilities and purchase of equipment for production of new products. We will need to raise more capital through financings, including additional public or private offering and factoring arrangements, to implement these growth strategies and strengthen our position in the market.

Based on current operating plan, our management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least next twelve months from the date of the issuance of the audited financial statements included elsewhere in this annual report.

Substantially all of our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets as a result of our business expansion in China mainland and overseas markets, and the construction and launch of, and the continuous investment in the manufacturing facility of polarizers. Our capital expenditures amounted to $6.88 million for the fiscal year ended September 30, 2022, and $5.18 million for the fiscal year ended September 30, 2021.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our bank borrowings as disclosed herein, as of September 30, 2022 and 2021.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2022 and 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of our products sold in the PRC are subject to a VAT on the gross sales price. We are subject to a VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing or acquiring our finished products.

Revenue Recognition

We generate our revenues mainly from sales of display modules and polarizers to third-party customers, who are mainly display manufacturers. We follow Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2017, we have early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We considers\ revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of our consideration of the contract, we evaluate certain factors including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations.

In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We offer customers warranty of six months to five years for defective products that is beyond contemplated defective rate mutually agreed in contract with customer. We analyzed historical sales returns and concluded that they have been immaterial.

Revenues are reported net of all value added taxes. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We allocate the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, we sell our products primarily under free onboard (“FOB”) shipping point term. For sales under FOB shipping point term, we recognize revenues when products are delivered from us to the designated shipping point. Prices are determined based on negotiations with our customers and are not subject to adjustment. As a result, we expect returns to be minimal.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.3% for 2022, 2.3% for 2021, and 2.5% for 2020.

Holding Company Structure

Ostin is a holding company with no material operations of its own. We conduct our operations primarily through Jiangsu Austin and its subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,496,314, $1,033,653 and $663,775 as of and September 30, 2022, 2021 and 2020, respectively.

Item 5.C. Research and Development, Patents and Licenses, etc.

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our competitive position in the market.

We conduct research and development primarily internally and through collaborations with various universities. We spend approximately 3-4% of revenue each year on our research and development activities. We have developed a research and development management system that encourages our engineers to make new project proposals and implement strict evaluation standards for each stage of a project development. New projects are selected primarily based on their feasibility and consistency with our overall research and development strategy, and are reviewed on a quarterly basis. As of September 30, 2022, our research and development department had a total of 60 employees, of which 10% have a master’s degree or higher.

The following are examples of products and technologies that have been developed through our research and development activities in recent years:

To strengthen our technology leadership and improve our competitiveness, we have focused on diversifying the use of our products to new industries, such as automotive, outdoor media, public education, and IoT terminals. In our research and development, we have aimed at upgrading the display technology of our products to cater for different application scenarios.

We have also expanded our research and development efforts to upstream raw materials. Through our cooperation with Inabata & Co., Ltd. in Japan, our polarizer manufacturing facilities in Chengdu started production in January 2019. We worked with Inabata & Co., Ltd. to jointly develop new polarizers to meet the technical specifications of customers in China. We will continue to invest in the research and development of polarizers for LCD and OLED display panels.

To enhance competitiveness in the end product market, our research and development team has been developing innovative products with a unique market positioning. We have started to independently develop new technologies, such as face recognition, simultaneous language translation, wireless charging, and synchronous projection, which are being applied to our own products, such as the all-in-one intelligent conference system and wireless photo transmission system.

Furthermore, with the expansion of the use of display panels, an increasing number of customers who are unable to independently develop their own control systems, are searching for one-stop display, control and transmission solutions that meet their needs. Since 2017, we have strengthened our technological capabilities to offer client-centric, one-stop solutions and services that cover product design, research and development as well as production and sales.

Intellectual Property

We currently hold a total of 92 PRC patents including patents for TFT-LCD and OLED display module manufacturing processes, display module product structures and applications, TFT-LCD and OLED polarizer manufacturing processes and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2024 to 2041. We also have 12 pending patent applications in China. In addition, we hold 18 software copyrights relating to our module manufacturing process control and display control and six trademarks for our brand name “Ostin” , “Zhipingtai.”, “Pintura” and “Xiaoxianping”.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in China, Korea, Japan and the United States. We intend to file patent applications in the United States, where appropriate, to protect our proprietary technologies. At present, we have one pending patent application in the United States.

We enter into agreements with our employees and consultants who may have access to our proprietary information upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

Item. 5.D. Trend Information

After the significant increase in customer demand resulting from COVID-19 since 2019, the market demand gradually declined during the fiscal year ended September 30, 2022. The costs of sales, production and raw materials also declined following the decrease in market demand. By arranging the production plan based on sales orders, we avoided the backlog problem caused by the oversupply situation in the overall market. Based on seasonality in our business and the cyclical nature of our industry, we believe that the market demand will gradually recover in the first half of 2023 and will boost our sales of display modules and polarizers in the next 12 to 18 months. However, we cannot predict future supply chain disruption and other sudden changes to the market demand including uncertainties from policies, international relationship or epidemics, which may adversely affect our results of operations and financial conditions.

Item 5.E.  Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

 ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046.

Name	Age	Position with our Company
Tao Ling	55	Chairman of the Board of Directors and Chief Executive Officer
Qiaoyun Xie	50	Chief Financial Officer
Xiaohong Yin	56	Director
Xiaodong Zhai	48	Chief Technology Officer
Heung Ming Wong	53	Independent Director
John Carl Mein	69	Independent Director
Qiang He	38	Independent Director

Tao Ling has served as our director since inception, our Chairman of the board of directors and Chief Executive Officer since June 2020 and the Chairman of Jiangsu Austin from December 2010 to July 2021. Since July 2021, Mr. Ling served as chief operating officer of Jiangsu Austin. He started in the electronics industry in 1989 at the then-Nanjing Radio Factory and by 1994 had assumed leadership roles responsible for technology licensing, working with leading international companies such as Harris, Uniden, Hitachi and Ericsson. From 1995 to June 2000, He worked in the international business arm of Nanjing Panda Electronics and became vice president responsible for sales of a variety of key products including TVs and other household appliances. From July 2000 to March 2008, he worked in key sales, supply-chain management and operations roles at Nanjing Sharp Electronics, which was behind the Sharp-branded TVs sold in China and many other countries. From April 2008 to November 2010, he was Chairman of Nanjing Shunyijing Electrical Technology Co., Ltd., an electrical technology company in China making and distributing air conditioning systems, where he was responsible for strategic planning including budget and sales. Mr. Lin received a bachelor’s degree in Radio Technology and an MBA degree from Southeast University in China in 1985 and 2004, respectively.

Qiaoyun Xie has served as our Chief Financial Officer since June 2020 and the finance manager of Jiangsu Austin since March 2020. She is primarily in charge of financial reporting and auditing of Jiangsu Austin. She started her career working as an accountant from March 1997 to December 2003 at the Alkylbenzene Plant of Sinopec Jinling Company, a manufacturer of chemical raw materials. From March 2004 to December 2010, Ms. Xie served as the financial manager of Changyong Electronics (Nanjing) Co., Ltd., a company engaged in the production and sales of home appliance stamping parts. From January 2011 to September 2014, Ms. Xie served as the financial manager of Laisikang Electronic (Nanjing) Co., Ltd., a company engaged in the production and sales of telecommunication and electronic devices. From October 2014 to February 2020, Ms. Xie served as the chief financial officer of Jiangsu NJStar New Energy Technology Co., Ltd., a company engaged in the production, sales and servicing of new energy devices and new-model monitors in China, where she was responsible for preparing the financial report, participating the company’s financing and investment activities, and developing and implementing financial policy of such company. Ms. Xie received a bachelor’s degree in Accounting from China Central Radio and TV Virtual University in 1998.

Xiaohong Yin has served as our director since June 2020. Mr. Yin served as director and General Manager of Jiangsu Austin from January 2011 to August 2021 and was in charge of production, quality control, and after-sale services as well as sales activities of the LCM/OC Department of Jiangsu Austin. He started his career in 1989 at the international business arm of Nanjing Zhongshan Group, a state-owned trade company and had taken on various sales roles within the company before becoming vice president and heading a large sales team. From January 2007 to December 2010, Mr. Yin served as the Legal Representative of Nanjing Shunpu Electronic Co., Ltd., an electronic company in China, where he was responsible for overseeing senior management and performing other activities required by the board of director of such company. Mr. Yin received a bachelor’s degree in Radio Technology from Southeast University in China in 1989.

Xiaodong Zhai has served as our Chief Technology Officer since June 2021. Mr. Zhai has served as the research and development director of Jiangsu Austin since May 2015 and is in charge of research and development and production of Jiangsu Austin. He has also served as Chief Executive Officer of Nanjing Zhancheng since December 2011 and is in charge of research and development, production and general management of Nanjing Zhancheng. Prior to joining us, Mr. Zhai served as General Manager at the Argentina factory of Shanghai SVA(Group) Co., Ltd.’s, an electronics manufacturing company, from March 2008 to September 2011, where he was mainly responsible for research and development and production of LCM used in TVs and monitors. From June 2000 to February 2008, he was a manager of the Engineering Department at EASTKIT electric (China) Co., Ltd., an electronics manufacturing company, where he was responsible for developing TV mainboards for Hisense and Haier brands. Mr. Zhai received a bachelor’s degree in Electronic Engineering from Institute of Electronic Engineering at Hefei in 1997.

Heung Ming Wong has served as our director since April 2022. Mr. Wong has over twenty years’ experience in advising multinational companies on finance, accounting, internal control and corporate governance matters. Mr. Wong has served as an independent non-executive director of Helens International Holdings Company Limited (9869HK), a China-based investment holding company mainly engaged in bar operation and franchise business, since August 2021 and was appointed as the independent director of Sansheng Holdings (Group) Co. Ltd., a Hong Kong Mainboard Stock Exchange listed company (stock code: 2183) on August 1, 2022. Mr. Wong has also served as an independent non-executive director of Meihua International Medical Technologies Co., Ltd., (Nasdaq: MHUA) from April 2022 to June 2022. Mr. Wong also has served as a director of TD Holdings, Inc. (Nasdaq: GLG), a company engaged in commodity trading and supply chain services businesses, since April 2021. From June 2020 to March 2021, Mr. Wong served as Chief Financial Officer of Meten EdtechX Education Group Ltd. (Nasdaq: METX), a leading English language training service provider in China. He has served since April 2021 as an independent director of Shifang Holding Group Ltd. (1831HK), a Hong Kong-listed company which provides a wide range of integrated print media and digital media services to advertisers and since March 2020 as an independent director of Raffle Interior Ltd., a company engaged in the interior decoration business. Mr. Wong has been serving as the non-executive Chairman for Raffles Interior Ltd., a Singapore-based interior fitting-out services provider, since September 23, 2022. Previously, he also served as the Chief Financial Officer from March 2017 to November 2018 at Frontier Services Group (0500HK), a company listed on the Hong Kong Stock Exchange, which is a leading provider of integrated security, logistics, insurance and infrastructure services for clients operating in developing regions. Prior to that, Mr. Wong worked for Deloitte Touche Tohmatsu (China) and PricewaterhouseCoopers (China) for an aggregate of more than 11 years. Mr. Wong graduated from the City University of Hong Kong in 1993 with a bachelor’s degree in Accountancy and obtained a master’s degree in Electronic Commerce from the Open University of Hong Kong in 2003. He is a fellow member of the association of Chartered Certified Accountants and the Hong Kong institute of Certified Public Accountants and a member of the Hong Kong Institute of Certified Internal Auditor.

John Carl Mein has served as our director since April 2022. Mr. Mein has operated Mein Executive Group, an independent recruiting and business development firm, since August 2019, where he serves as the President and the sole employee. From September 2017 to July 2019, Mr. Mein served as the Vice President of Worldwide Sales for DustPhotonics, Inc., a manufacturer of optical transceivers and components. From July 2015 to July 2017, Mr. Mein served as the Vice President of Business Development for Petzila, Inc., an IoT startup company designing, building, and selling a remote treatcam for home pets, where he was responsible for fundraising, business development, and sales channel development. From July 2013 to July 2015, Mr. Mein was an independent sales consultant for Miller Heiman Group. From January 2009 to June 2013, Mr. Mein was the Vice President of Worldwide Sales for OneChip Photonics, where he was responsible for managing sales into the optical communications vertical market for fiber to the home and data center connectivity. Prior to 2009, Mr. Mein served in a variety of roles in sales and applications for several Silicon Valley companies, including Iamba Networks, Teknovus, Quake Technologies and Galileo Technology. Mr. Mein obtained a bachelor’s degree in Electrical Engineering from Kansas State University in May 1975, and a master’s degree in Electrical Engineering from Stanford University in June 1976.

Qiang He has served as our director since April 2022. Mr. He has served as a director for reporting and disclosure of Viomi Technology Co., Ltd. (Nasdaq: VIOT), a leading provider of smart home products and services in China, from May to August 2020, where he was in charge of financial reporting and disclosure. From December 2018 to January 2020, Mr. He held the positions of Senior Finance Manager and Chief Financial Officer at Minjiakefeng Information and Technology Co., Ltd., an online peer-to-peer lending platform in China. From September 2016 to October 2018, he was a senior associate at PricewaterhouseCoopers in Auckland, New Zealand and Hong Kong (short term secondment). Prior to that, Mr. He was an asset manager at Guangzhou Yuexiu Financial Leasing, a financial leasing company, from September 2014 to June 2015 and a senior associate at PricewaterhouseCoopers in Guangzhou, China from September 2008 to August 2014. Mr. He received a Graduate Diploma in Professional Accountancy from Unitec Institute of Technology in Auckland, New Zealand and a bachelor’s degree in business administration (financial management) from Jinan University in China. Mr. He is a CPA in China and the United States.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer

6.B. Compensation

During the fiscal year ended September 30, 2022, we paid an aggregate of RMB1,839,095($284,506) to our executive officers and directors. Additionally, for our executive officers, we paid RMB101,246 ($14,232) for the fiscal year ended September 30, 2022 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two or three years and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the amended and restated memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three months of base salary as of the date of such termination.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is any significant change in his or her duties and responsibilities or a material reduction in his or annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the fiscal year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

In July 2021, Mr. Ling and Jiangsu Austin entered into a standard labor contract prescribed by the Nanjing Labor and Social Security Bureau. Pursuant to the labor contract, Mr. Ling serves as chief operating officer of Jiangsu Austin for an indefinite term, subject to certain exceptions provided under the PRC Labor Contract Law.

Mr. Ling is entitled to a fixed base salary in the amount of RMB20,000 ($3,076) per month plus bonuses. Mr. Ling is a beneficiary of an accidental injury insurance purchased by Jiangsu Austin during his employment and also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

Jiangsu Austin has entered into a labor contract with Qiaoyun Xie. Pursuant to the labor contract, Ms. Xie is employed as the finance manager of Jiangsu Austin for an initial term of three years and 9 months, expiring December 31, 2023 subject to certain exceptions provided under the PRC Labor Contract Law. The labor contract is subject to successive, automatic extensions unless either party gives advance notice of non-extension to the other party prior to the end of the applicable term.

Ms. Xie is entitled to a fixed base salary in the amount of RMB15,000 (US$2,307) per month plus bonus after a probation period of three months during which period she receives 80% of her base salary. Ms. Xie is a beneficiary of an accidental injury insurance purchased by Jiangsu Austin during her employment and also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

Mr. Zhai and Jiangsu Austin have entered into a standard labor contract prescribed by the Nanjing Labor and Social Security Bureau. Pursuant to the labor contract, Mr. Zhai serves as Chief Technology Officer of Jiangsu Austin with a non-fixed term, starting on May 1, 2021, subject to certain exceptions provided under the PRC Labor Contract Law. Mr. Zhai is entitled to a fixed base salary in the amount of RMB2,020 (US$310) per month plus bonuses. Mr. Zhai is a beneficiary of an accidental injury insurance purchased by Jiangsu Austin during his employment and also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

6.C. Board Practices

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Messrs. Mein, Wong and He serve as members of our Audit Committee with Mr. He serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Messrs. Wong and Mein serve as members of our Compensation Committee with Mr. Wong serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Messrs. Mein and He serve as members of our Nominating and Corporate Governance Committee, with Mr. Mein serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not properly fetter the exercise of future discretion;

(iv)	duty to exercise powers fairly as between different sections of shareholders;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

 Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information – B. Memorandum and Articles of Association — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

6.D. Employees

As of September 30, 2022, 2021 and 2020, we had 256, 272 and 252 full-time employees, respectively, of which 96, 39 and 44 were outsourced workers, respectively, accounting for 37.5%, 14.3% and 17.5% of our total workforce. The following table provides a breakdown of our employees by function as of September 30, 2022.

Functions	Number	Percentage
Administration	59	23%
Finance	13	5.1%
Technology	34	13.3%
Production	121	47.3%
Sales	29	11.3%
Total	256 (including 96 outsourced workers)	100%

To attract talented engineering students from leading universities in China, we collaborate with these universities on research projects that allow students to gain exposure to our research and development efforts. In 2022, we recruited five college graduates and provided them with on-the-job training and skill development programs. Currently, two of the graduates who participated in the program have successfully completed their assessments and are now working as full-time engineers in our research and development and production departments. We believe that it is of great value to train college graduates to understand the company’s research and development work and build relationships with the company. This approach can result in the acquisition of technical talent that aligns with our research and development goals. Thus, we are committed to continuing this initiative in the year 2023.

As required by the laws of the PRC, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. We are required under PRC law to make contributions monthly at specified percentages of the salaries, bonuses and certain allowances of our PRC-based full-time employees, up to maximum amounts specified by applicable local governments.

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that maintaining good working relationships with our employees is essential, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 14, 2023 by our officers, directors and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of February 14, 2023, we had 8,830,381 ordinary shares outstanding that were held by record holders in the United States, representing approximately 63.05% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)
5% or Greater Shareholders
SHYD Investment Management Limited(3)	4,048,612	28.9%
JQZY Investment Management Limited(4)	962,392	6.9%
Renown Investment Management Limited(5)	1,008,035	7.2%
Executive Officers and Directors
Tao Ling(3)	4,048,612	28.9%
Xiaohong Yin(4)	962,392	6.9%
Qiaoyun Xie	6,500	*
Xiaodong Zhai	27,144	*
Heung Ming Wong	-	-
John Carl Mein	-	-
Qiang He	-	-
All directors and executive officers as a group (seven individuals)	5,044,648	36.0%

*	Less than one percent.

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046.

(2)	Based on 14,006,250 ordinary shares issued and outstanding as of February 14, 2023.

(3)	Tao Ling, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director of SHYD Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by SHYD Investment Management Limited. The address of SHYD Investment Management Limited is Room 1104, Block 55, No. 66, Muxu’yuan Street, Baixia District, Nanjing, China.

(4)	Xiaohong Yin, our director, is the sole shareholder and director of JQZY Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by JQZY Investment Management Limited. The address of JQZY Investment Management Limited is Room 4-505, New Building, No. 2, Wenchang Street, Xuanwu District, Nanjing, China.

(5)	Bo Yuan is the sole shareholder and director of Renown Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Renown Investment Management Limited. The address of Renown Investment Management Limited is Room 1704, No. 215-1, Zhongshan North Road, Gulou District, Nanjing, China.

None of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Certain Related Parties

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report.

Mr. Tao Ling, our Chief Executive Officer, chairman and principal shareholder, Mr. Xiaohong Yin, our director and shareholder, made unsecured, interest-free and due-on-demand advances to us for working capital purposes during the fiscal years ended September 30, 2022, 2021 and 2020, and we made repayments to Mr. Ling and Mr. Yin periodically. During the fiscal years ended September 30, 2022, 2021 and 2020, we borrowed an aggregate of $0, $1,719,857 and $1,172,381 from Mr. Ling, and $2,441,555, $6,085,410 and $986,803 from Mr. Yin, respectively. As of September 30, 2022, we had no outstanding amount due to or due from Mr. Ling or Mr. Yin. As of September 30, 2021, we had outstanding amounts of $0 and $1,893,410, respectively, due to Mr. Ling and Mr. Yin. As of September 30, 2020, we had outstanding amounts of $147,284 and $0, respectively, due to Mr. Ling and Mr. Yin.

During the fiscal years ended September 30, 2022, 2021 and 2020, Ms. Bozhen Gong and Ms. Yun Tan, each an immediate family member of Mr. Ling, provided working capital for our operations as needed and were paid back from time to time during these periods. These advances were unsecured, interest free and due upon demand. During the fiscal years ended September 30, 2022, 2021 and 2020, Ms. Gong extended loans in the aggregate amount of $305,194, $858,395 and $765,877, and Ms. Tan extended loans in the aggregate amount of $0, $429,198, and $88,370 to us, respectively. As of September 30, 2022, 2021 and 2020, we had outstanding loans payable to Ms. Gong in the amount of $295,213, $1,101,903 and $765,877, and to Ms. Tan in the amount of $182,751, $201,757 and $0, respectively.

During the fiscal years 2022, 2021 and 2020, Mr. Tao Ling and Zhong Shi and Jing Ling, each an immediate family member of Mr. Ling, guaranteed and pledged certain personal assets for our bank loans. As of September 30, 2022, 2021 and 2020, a total of $5,215,436, $9,847,286 and $6,539,413 of bank loans were guaranteed by, or pledged by, the personal assets owned by Mr. Ling, Ms. Shi and Ms. Ling. No guarantee fee was charged by Mr. Ling, Mr. Shi or Ms. Ling for the guarantees during the fiscal years 2022, 2021 and 2020.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “OST.” The shares began trading on April 27, 2022 on the Nasdaq Capital Market. The closing price for the ordinary shares was $1.07 on February 14, 2023.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “OST.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands, which we refer to as the Companies Act below. Our authorized share capital consists of 499,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share. As of February 14, 2023, 14,006,250 ordinary shares were issued and outstanding.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against our company.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company; and (ii) a special resolution requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of a property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preference Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that a business person would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be affected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than 10% of all voting power of our share capital in issue to requisition a general meeting. Other than this right to requisition a general meeting, our current articles of association do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection – Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

c)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following discussion of material BVI, PRC and United States federal income tax consequences of an investment in Ostin’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in Ostin’s ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (As Revised) the Financial Secretary undertakes with Ostin Technology Group Co., Ltd.:

(a)	that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of our company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date of the undertaking.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Ostin Technology Group Co., Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Ostin Technology Group Co., Ltd. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risks Related to Ownership of our Ordinary Shares — If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Ostin Technology Group Co., Ltd. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at http://ostin-technology.com/. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.0056 in the fiscal year ended September 30, 2020 to US$1.00 for RMB6.4434 in the fiscal year ended September 30, 2021, and US$1.00 for RMB6.5532 in the fiscal year ended September 30, 2022. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal year 2021, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the fiscal year ended September 30, 2022 would increase by approximately $1,787,676, $1,563,315 and $208,790, respectively.

Currently, our assets, liabilities, revenues, and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, Ostin’s ordinary shares in U.S. dollars in the future.

Credit Risk

As of September 30, 2020, 2021 and 2022, we had cash and cash equivalents of $5,343,434, $684,335 and $3,780,549, respectively. Our cash was deposited at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our services do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 253959), or the IPO Form F-1, in relation to our initial public offering of 3,881,250 ordinary shares at an offering price of US$4.00 per share, including the full exercise of the underwriters’ over-allotment. The IPO Form F-1 was declared effective by the SEC on April 26, 2022. Our initial public offering closed on April 29, 2022.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately $3,115,978, including underwriting discounts and commissions of approximately $1,086,750 and other expenses of approximately $2,029,228. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately $12.5 million from our initial public offering of which we have used an aggregate of approximately $9.1 million as of the date of this annual report. We have used approximately $2.50 million for the construction of production facilities for OLED polarizers in our Chengdu plan, approximately $2.8 million in research and developments in improving manufacturing facilities and end user products and approximately $3.80 million for working capital, operating expenses and other general corporate purposes. Due to the pandemic, the construction of our plant for production of OLED polarizers is slower than planned and expected to be completed in the first half of 2023, so we have not used any IPO proceeds for equipment investment at this time. Due to the frequent quarantines and government-ordered shutdowns in 2022, and their impact on current market conditions, we have decided not to invest in businesses engaged in developing new advanced display materials at this time as contemplated in the prospectus of our initial public offering.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b)	Management’s Report on Internal Control Over Financial Reporting

We did not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. John Carl Mein, Heung Ming Wong and Qiang He. Our board of directors has determined that Mr. He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://ostin-technology.com/ within four business days following the amendment or waiver. During fiscal year 2022, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at http://ostin-technology.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by TPS Thayer, LLC, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2022
Audit fees(1)	$340,000	$180,025
Audit-related fees(2)	$-	$-
Tax fees(3)	$-	$-
All other fees(4)	$-	$-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-31.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association*
1.2	Underwriting Agreement, dated April 26, 2022, by and among the Company, Prime Number Capital LLC and Shengang Securities Company Limited.(1)
2.1	Description of Securities*
8.1	List of Subsidiaries of the Registrant*
10.1	English Translation of Cooperation Agreement, dated September 22, 2017, by and among Jiangsu Austin Optronics Technology Co., Ltd. and Shanghai Inabata Trading Co., Ltd. (2)
10.2	English Translation of Investment Agreement, dated September 6, 2017, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Shuangliu District, Chengdu City(3)
10.3	English Translation of Investment Agreement, dated September 19, 2018, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Naxi District, Luzhou City(4)
10.4	English translation of the House Leasing Contract, dated September 25, 2017, by and between Nanjing Aoting Technology Development Co., Ltd. and Nanjing Smart Manufacture Industrial Park Development Co., Ltd. (5)
10.5	English translation of Plant Lease Agreement, dated January 22, 2019, by and between Luzhou Aozhi Optronics Technology Co., Ltd. and Luzhou Dongzhiyang Industry Co., Ltd. (6)
10.6	Employment Agreement, dated June 19, 2020, by and between the Registrant and Tao Ling(7)
10.7	Employment Agreement, dated June 19, 2020, by and between the Registrant and Qiaoyun Xie(8)
10.8	Employment Agreement, dated June 11, 2021, by and between the Registrant and Xiaodong Zhai(9)
10.9	Indemnification Escrow Agreement, dated April 29, 2022, by and among the Company, Prime Number Capital LLC and Wilmington Trust, National Association(10).
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of King & Wood Mallesons*
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.

**	Furnished herewith.

(1)	Incorporated herein by reference to Exhibit 1.1 to the Form 6-K filed on May 5, 2022.
(2)	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(3)	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(10)	Incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed on May 5, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ostin Technology Group Co., Ltd.

/s/ Tao Ling
	Name:	Tao Ling
	Title:	Chief Executive Officer

Date: February 15, 2023

OSTIN TECHNOLOGY GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ostin Technology Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ostin Technology Group Co., Ltd. (“the Company”), as of September 30, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the three-year period ended September 30, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2022 and 2021, and the consolidated results of its operations and its consolidated cash flows for the three-year period ended September 30, 2022, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company's auditor since 2020

Sugar Land, Texas

February 15, 2023

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	September 30, 2022	September 30, 2021
ASSETS
Current Assets
Cash and cash equivalents	$3,655,947	$684,335
Restricted cash	150,973	-
Accounts receivable, net of allowance for doubtful accounts of $31,997 and $94,166, respectively	6,270,505	25,551,527
Notes receivable	-	101,361
Inventories, net	15,432,712	18,686,680
Advances to suppliers, net	6,097,833	7,300,770
Tax receivables	92,749	443,173
Prepaid expenses and other receivables	207,584	1,426,790
Total Current Assets	31,908,303	54,194,636
Property, plant and equipment, net	19,415,829	19,368,333
Land use rights, net	1,284,591	1,497,579
Intangible assets, net	2,968,745	127,129
Deferred tax assets, net	566,404	673,179
Long-term investment	210,867	-
Right-of-use lease assets	5,571	105,625
Other long-term receivables	823,116	-
TOTAL ASSETS	$57,183,426	$75,966,481

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6,279,484	$17,618,986
Accrued expenses and other current liabilities	1,950,122	2,632,370
Advances from customers	1,415,175	4,506,016
Due to related parties	477,964	3,197,070
Short-term borrowings	21,292,963	32,417,418
Operating lease liabilities – current	89,917	193,161
Total Current Liabilities	31,505,625	60,565,021
Operating lease liabilities – non-current	-	5,583
Long-term liability	-	194,022
Other long-term payables	52,590	-
TOTAL LIABILITIES	31,558,215	60,764,626

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Common stock, $0.0001 par value, 500,000,000 shares authorized, 14,006,250 and 10,250,000 shares issued and outstanding as of September 30, 2022 and 2021	1,401	1,013
Additional paid-in capital	23,256,219	10,856,169
Statutory reserves	1,496,314	1,033,653
Retained earnings	2,484,385	2,748,068
Accumulated other comprehensive loss	(1,902,108)	(316,017)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	25,336,211	14,322,886
Equity attributable to non-controlling interests	289,000	878,969
Total Shareholders’ Equity	25,625,211	15,201,855
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$57,183,426	$75,966,481

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the fiscal years ended September 30,
	2022	2021	2020

Sales	$105,416,746	$167,744,801	$140,073,917
Cost of sales	(92,804,431)	(150,385,723)	(128,489,255)
Gross profit	12,612,315	17,359,078	11,584,662

Operating expenses:
Selling and marketing expenses	(2,793,197)	(3,965,790)	(2,172,393)
General and administrative expenses	(7,649,241)	(4,990,951)	(3,123,219)
Research and development costs	(2,515,239)	(5,712,792)	(2,828,718)
Gain from disposal of property, plant and equipment	795,783	527,818	-
Total operating expenses	(12,161,894)	(14,141,715)	(8,124,330)

Operating income	450,421	3,217,363	3,460,332

Other income (expenses):
Interest income (expense), net	(1,290,811)	(1,112,045)	(688,401)
Other income (expenses), net	1,279,559	1,133,103	(67,370)
Total other income (expenses), net	(11,252)	21,058	(755,771)

Income before income taxes	439,169	3,238,421	2,704,561
Income tax provision	(326,942)	57,086	126,725

Net income	112,227	3,295,507	2,831,286
Net income (loss) attributable to non-controlling interests	(86,751)	196,564	117,175
Net income attributable to Ostin Technology Group Co., Ltd.	198,978	3,098,943	2,714,111

Net income	112,227	3,295,507	2,831,286

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,716,150)	272,591	415,403
Comprehensive (loss) income	(1,603,923)	3,568,098	3,246,689
Comprehensive (loss) income attributable to non-controlling interests	(216,810)	219,497	126,444
Comprehensive (loss) income attributable to Ostin Technology Group Co., Ltd.	(1,387,113)	3,348,601	3,120,245

Earnings per ordinary share
Basic and diluted	$0.02	$0.30	$0.27
Weighted average number of ordinary shares outstanding
Basic and diluted	11,773,202	10,125,000	10,125,000

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2022

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained Earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2021	10,125,000	$1,013	$10,856,169	$1,033,653	$2,748,068	$(316,017)	$878,969	$15,201,855

Capital contribution	-	-	-	-	-	-	45,779	45,779
Dividends to non-controlling interests	-	-	-	-	-	-	(88,870)	(88,870)
Foreign currency translation gain	-	-	-	-	-	(1,586,091)	(130,059)	(1,716,150)
Net income (loss)	-	-	-	462,661	(263,683)	-	(86,751)	112,227
Acquisition of non-controlling interest	-	-	(8,584)	-	-	-	(330,068)	(338,652)
Initial public offering	3,881,250	388	12,408,634	-	-	-	-	12,409,022

Balance at September 30, 2022	14,006,250	$1,401	$23,256,219	$1,496,314	$2,484,385	$(1,902,108)	$289,000	$25,625,211

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2021

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained Earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2020	10,125,000	$1,013	$10,485,322	$663,775	$19,003	$(565,675)	$659,472	$11,262,910

Imputed interest	-	-	370,847	-	-	-	-	370,847
Foreign currency translation gain	-	-	-	-	-	249,658	22,933	272,591
Net income	-	-	-	369,878	2,729,065	-	196,564	3,295,507

Balance at September 30, 2021	10,125,000	$1,013	$10,856,169	$1,033,653	$2,748,068	$(316,017)	$878,969	$15,201,855

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2020

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2019	10,125,000	$1,013	$10,257,031	$473,440	$(2,504,773)	$(971,809)	$434,534	$7,689,436

Stock offering for cash, net of offering costs	-	-		-	-	-	98,494	98,494
Imputed interest	-	-	228,291	-	-	-	-	228,291
Foreign currency translation gain	-	-	-	-	-	406,134	9,269	415,403
Net income	-	-	-	190,335	2,523,776	-	117,175	2,831,286

Balance at September 30, 2020	10,125,000	$1,013	$10,485,322	$663,775	$19,003	$(565,675)	$659,472	$11,262,910

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(IN U.S. DOLLARS)

	For the years ended September 30,
	2022	2021	2020
Cash Flows from Operating Activities:
Net income	$112,227	$3,295,507	$2,831,286
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation expense	2,309,263	1,841,250	1,080,675
Amortization expense of land use rights	78,926	85,842	18,447
Amortization expense of intangible assets	214,703	199,913	327,636
Amortization expense of right-of-use assets	53,627	114,387	-
Bad debt (recovery) expense for accounts receivable	(60,982)	94,166	233,824
Bad debt expense for advances to suppliers	228,251	311,811	-
Inventory provision	21,962	780,366	288,411
Deferred tax assets, net	106,775	208,832	(299,996)
Gain from disposal of property, plant and equipment	(795,783)	(527,818)	-
Imputed interest for short-term borrowings from third parties	-	370,847	228,291
Changes in operating assets and liabilities:
Accounts receivable	18,373,339	(15,163,687)	(6,710,021)
Notes receivable	99,663	2,129,820	(1,887,698)
Inventories	1,599,407	(559,724)	(5,752,729)
Advances to suppliers	330,995	1,378,929	(2,130,279)
Prepaid expenses and other receivables	1,177,551	(854,448)	50,864
Other long-term receivables	(893,493)	-	-
Accounts payable	(10,507,396)	(6,781,879)	11,538,662
Accrued expenses and other current liabilities	(194,934)	(3,614,350)	5,192,485
Advances from customers	(2,894,344)	(1,542,196)	2,945,080
Income tax payable	335,069	590,588	(230,257)
Operating lease liabilities	(53,629)	(22,415)	-
Other long-term payables	57,086	-	-
Net cash (used in) provided by operating activities	9,698,283	(17,664,259)	7,724,681

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(5,122,095)	(6,211,335)	(3,701,172)
Disposal of property, plant and equipment	1,515,045	1,024,990	-
Purchases of intangible assets	(3,060,601)	(11,568)	(1,475,783)
Long-term investment	(210,867)	-	-
Net cash used in investing activities	(6,878,518)	(5,197,913)	(5,176,956)

Cash Flows from Financing Activities:
Proceeds received from stock issuance	12,409,022	-	98,494
Repayment of notes payable	-	-	(1,070,573)
Proceeds from (Repayments to) long-term liability	(873,401)	93,928	-
Proceeds from short-term bank borrowings	15,706,830	17,850,026	9,335,389
Repayments on short-term bank borrowings	(16,243,972)	(12,569,361)	(8,007,879)
Proceeds from short-term borrowings from third party individuals	1,290,972	16,872,476	5,838,187
Repayments on short-term borrowings from third party individuals	(9,652,990)	(5,890,252)	(6,254,364)
Proceeds from related parties	2,746,749	9,092,860	3,004,804
Repayments to related parties	(5,371,422)	(6,885,557)	(2,733,592)
Net cash provided by financing activities	11,788	18,564,120	210,464

Effect of changes in currency exchange rates	291,032	(379,135)	133,202

Net (decrease) increase in cash and cash equivalents	3,122,585	(4,677,187)	2,891,392
Cash, cash equivalents and restricted cash at the beginning of year	684,335	5,361,522	2,470,130
Cash and cash equivalents and restricted cash at the end of year	$3,806,920	$684,335	$5,361,522

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$3,655,947	$684,335	$5,343,434
Restricted cash	150,973	-	18,088
Total cash, cash equivalents and restricted cash	$3,806,920	$684,335	$5,361,522

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$241,697	$374,951	$268,724
Cash paid for interest	$1,010,897	$751,658	$527,027

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Ostin Technology Group Co., Ltd. (“Ostin”) is a holding company incorporated on September 26, 2019 under the laws of the Cayman Islands. Ostin and its subsidiaries are collectively referred to as the “Company”. The Company engages in the business of designing, developing and manufacturing TFT-LCD modules and polarizers in a wide range of sizes and customized size according to the specifications of the customers utilizing automated production technique. The company currently operates one headquarter and three manufacturing facilities in China with an aggregate of 54,759 square meters – one factory is located in Jiangsu Province for the manufacture of display modules, one facility is in Sichuan Province for the manufacture of polarizers. The third manufacturing facilities is in Luzhou, Sichuan Province, for manufacture of display modules primarily to be used in devices in the education sector and commenced production in August 2020. The Company’s principal executive offices are located in Jiangsu Province, the People’s Republic of China (the “PRC” or “China”).

Reorganization

A reorganization of the Company’s legal structure was completed in June 2020. The reorganization involved (i) the incorporation of Ostin, a Cayman Islands company; Ostin Technology Holdings Limited (“Ostin BVI”), a British Virgin Islands company and a wholly owned subsidiary of Ostin; Ostin Technology Limited (“Ostin HK”), a Hong Kong company and a wholly owned subsidiary of Ostin BVI; and Nanjing Aosa Technology Development Co., Ltd. (“Nanjing Aosa”), a PRC limited liability company and a wholly owned subsidiary of Ostin HK; and (ii) the entry into a series of contractual arrangements (the “VIE Agreements”) by and between Nanjing Aosa and certain shareholders of Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”) which was a PRC company limited by shares formed in December 2010 and has been the primary operating company of the Company in China. Ostin, Ostin BVI, Ostin HK, and Nanjing Aosa are all holding companies and have not commenced operations.

Prior to the reorganization, Mr. Tao Ling, Mr. Xiaohong Yin and 54 other shareholders (collectively and excluding Suhong Yuanda (as defined below), the “VIE Shareholders”) collectively owned 87.88% of the outstanding shares of Jiangsu Austin and Mr. Tao Ling, through Beijing Suhongyuanda Science and Technology Co., Ltd. (“Suhong Yuanda”) of which he was the sole shareholder, controlled 9.97% of the outstanding shares of Jiangsu Austin. On June 29, 2020, Mr. Tao Ling transferred his 100% equity interests in Suhong Yuanda to Nanjing Aosa. In June 2020, Nanjing Aosa entered into the VIE Agreements with the VIE Shareholders. After the reorganization, Ostin, through its subsidiary and the VIE arrangement, controls an aggregate of 97.85% of the outstanding shares of Jiangsu Austin. The VIE Shareholders collectively own 100% of the outstanding ordinary shares of Ostin, of which 39.99% and 9.51%, respectively, is owned by Mr. Tao Ling and Mr. Xiaohong Yin through their wholly owned holding companies.

Termination of the VIE Arrangements

In August 2021, shareholders of Jiangsu Austin entered into shares transfer agreements with the Company. Pursuant to the agreement, they agreed to transfer an aggregate of 39.97% of shares of Jiangsu Austin, which resulted in Nanjing Aosa, the Company’s WFOE, holding an aggregate of 97.85% of the shares of Jiangsu Austin following the completion of the share transfers. In February 2022, the Company fully terminated the VIE Arrangements and completed the reorganization of its corporate structure. As a result, the Company holds 97.85% of the issued and outstanding shares of Jiangsu Austin. Termination of the VIE agreement does not have impact on the Company’s consolidated financial position, results of operations and cash flows.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the Company). Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of Ostin and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Acquisition of non-controlling interest in Jiangsu Austin

In June 2022, the Company’s PRC subsidiary, Nanjing Aosa Technology Development Co., Ltd. (“Nanjing Aosa”) entered into an equity transfer agreement to acquire the remaining 2.15% equity interests of Jiangsu Austin in consideration of $338,652 (RMB 2,409,000). The transaction to acquire the remaining 2.15% equity interests of Jiangsu Austin was closed in June 2022 and after the acquisition, Nanjing Aosa owns 100% of the equity interest of Jiangsu Austin.

In USD

Purchase consideration	338,652

Noncontrolling interests	330,068
Additional paid-in capital	8,584
338,652

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of the date of issuance of the consolidated financial statements:

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign currency translation

The financial records of the Company’s subsidiaries in China are maintained in their local currencies which are Chinese Yuan (“RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income, net in the consolidated statements of income and comprehensive income.

The Company and its subsidiaries in British Virgin Islands and Hong Kong maintained their financial record using the United States dollar (“USD”) as the functional currency, while the subsidiaries of the Company in mainland China maintained their financial records using RMB as the functional currency. The reporting currency of the Company is USD. When translating local financial reports of the Company’s subsidiaries into USD, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	September 30, 2022	September 30, 2021	September 30, 2020
Period ended RMB: USD exchange rate	7.1135	6.4434	6.7896
Period average RMB: USD exchange rate	6.5532	6.5238	7.0056

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash is cash held as collateral for the letters of credit the Company issued for its international transactions.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on an aging analysis basis. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Advances to suppliers

Advances to suppliers refer to advances for purchase of materials or other services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized as of September 30, 2022 and 2021 were $496,531 and $311,811, respectively.

Advances from customers

Advances from customers refer to advances received from customers regarding product sales, for which revenue is recognized upon delivery.

Property, plant and equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful Lives
Buildings	20 years
Machinery and equipment	5-10 years
Transportation vehicles	4-5 years
Office equipment	3-5 years
Electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization.

Rental period
Land use rights	20-50 years

Intangible assets, net

Intangible assets consist of software and patent purchased from other companies and capitalized software developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Software	3 years
Patent	10 years

Capitalized software represents software that is developed or purchased by an entity that will be sold, leased, or marketed as a stand-alone product as well as a software that will be sold as part of another product or process. All costs of developing software prior to establishing its technological feasibility are research and development costs and are expensed as incurred. Technological feasibility is achieved when an entity has completed all planning, designing, coding, and testing activities necessary to establish that the software product can be produced to meet its design specifications, including functions, features, and technical performance requirements. As described in ASC 985-20-25-1, this can be achieved through the use of either (1) a detail program design, or (2) the combination of a product design and working model, which have been confirmed for completeness by testing. Costs of developing software after establishing technological feasibility are recorded capitalized software.

The capitalized costs of developing software that will be sold, leased, or marketed will be amortized separately for each software product. An entity will begin amortizing the capitalized costs of the software when the product first becomes available for general release to customers.

For the year ended September 30, 2022, the Company purchased intangible assets from third parties, and engaged third parties to develop the intangible assets for the Company.

Right of use lease assets

The Company has two operating leases for manufacturing facilities and offices with no option to renew and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Effective October 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed in financial statements and had no impact on accumulated deficit as of September 30, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Long-term investment

Company’s long-term investment consists of equity investments without a readily determinable fair value.  Under ASC Topic 321, Accounting for Equity Securities and Equity Investment, a measurement alternative is allowed for equity securities without a readily determinable fair value. Under the measurement alternative, the investment is measured at cost minus impairment, if any, plus or minus changes results from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Long-term liability

The Company has four transactions with two third-party for manufacturing facilities where the Company sold certain machinery located in China and subsequently leased the machinery back for 24 months. In these arrangements, the Company has no obligation to transferring the underlying asset to an unaffiliated third party or has a bargain purchase option at a price of RMB 1 to buyback the underlying asset by the end of the lease term. All these machineries are currently being used by the Company for its production purpose. The Company determined that in these transactions, the control of the asset is not transferred for the following reasons: (1) under the circumstances of not paying the financial liabilities, the buyer-lessor has no call option on the asset; and (2) the seller-lessee has a call option on the asset, and a.) the option is exercisable at something other than fair value as of the exercise date, b.) no alternative assets are available that are substantially the same as the asset transferred.

The Company concluded these transactions were not qualified as sale-leaseback accounting and shall account as normal borrowings from third parties. For accounting purposes, the Company did not derecognize the transferred asset and accounts for any amounts received as a financial liability measured at amortized cost subsequent to initial recognition. The balances with these third-party lenders as of September 30, 2022 and 2021 are as follows:

	September 30, 2022	September 30, 2021
Total loan payable	$165,144	$1,070,602
Current portion of loan payable (included in accrued and other current liabilities)	(165,144)	(876,580)
Long-term liability	$-	$194,022

For the fiscal years ended September 30, 2022 and 2021, the Company recognized interest expense of $67,747 and $128,808 on these loan payables, respectively.

Impairment of long-lived assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the fiscal years ended September 30, 2022 and 2021.

Fair value measurement

Fair value measurements and disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, due to related parties, notes receivable, notes payable, and short-term borrowing, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2022 and 2021.

Value-added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products sold in the PRC are subject to a VAT on the gross sales price. The Company is subject a VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue recognition

The Company generates its revenues mainly from sales of display modules and polarizers to third-party customers, who are mainly display manufacturers and end-brand customers. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2017, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent).

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company offers customer warranty of six months to five years for defective products that is beyond contemplated defective rate mutually agreed in contract with customers. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, the Company sells its products primarily under the free onboard (“FOB”) shipping point term. For sales under the FOB shipping point term, the Company recognizes revenues when products are delivered from Company to the designated shipping point. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

The Company also generates revenues from providing repair services. Revenues from repair service agreements are recognized at a point in time once the service is rendered to the customer. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent).

The Company also generate revenues from providing research and development services. Revenues from research and development are mainly generated from video conferencing system development service. When the contract is awarded, the Company will develop the video conferencing system significantly customized to the needs of the customer. The duration of contracts ranges from nine months to twelve months. The Company develops the customized video conferencing system, which is combined output, to the customers. Therefore, each development contract is a single performance obligation under ASC 606-10-25-21. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent).

The Company is not able to sell the research and development services to another customer due to the individual customization of each contract and the Company has an enforceable right to payment for performance completed to date, which meets the criteria of the performance obligation over time under ASC 606-10-25-29. For performance obligations satisfied over time, the Company recognizes revenue over time by using the output method to measure the progress toward complete satisfaction of a performance obligation. The Company used the milestones reached method specified in each contract to determine the extent of progress toward completion.

Government subsidies

Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the fiscal years ended September 30, 2022, 2021 and 2020, the Company received government subsidies of $1,505,943, $517,054 and $16,718, respectively. The grants were recorded as other income in the consolidated financial statements.

Research and development costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and handling costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $396,899, $511,741 and $573,669 for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the fiscal years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

The Company is not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings per share

Earnings per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the fiscal years ended September 30, 2022, 2021 and 2020.

Significant risks and uncertainties

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, accounts receivables, and notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Although the Company’s interest-bearing loans carry fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks if and when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021
Accounts receivable, gross	$6,303,689	$25,645,693
Less: allowance for doubtful accounts	(33,184)	(94,166)
Accounts receivable, net	$6,270,505	$25,551,527

The Company’s customers are, for the most part, end-brand customers or their system integrators and display panel manufacturers. The Company’s credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of its sales have been collected within 60 days. The average accounts receivable turnover period was approximately 55 days and 38 days for the fiscal years ended September 30, 2022 and 2021, respectively.

Below is an aged analysis of accounts receivables as of September 30, 2022, respectively.

	As of September 30, 2022
	Accounts receivable, gross	Allowance for doubtful accounts	Accounts receivable, net
Within 90 days	$5,298,332	$-	$5,298,332
91-180 days	775,520	-	775,520
181-365 days	137,582	(6,879)	130,703
Greater than 1 year	92,255	(26,305)	65,950
Accounts receivable, net	$6,303,689	$(33,184)	$6,270,505

Changes of allowance for doubtful accounts for the fiscal years ended September 30, 2022 and 2021 are as follows:

	2022	2021
Beginning balance	$94,166	$—
Additional reserve through bad debt expense	-	94,166
Bad debt write-off	(60,982)	—
Ending balance	$33,184	$94,166

Bad debt expense for doubtful accounts receivables recorded by the Company for the fiscal years ended September 30, 2022 and 2021 were $0 and $94,166, respectively.

NOTE 4 – NOTES RECEIVABLE

Notes receivable consisted of irrevocable letters of credit of $0 and $101,361 received from the Company’s customers as of September 30, 2022 and 2021, respectively. The letters of credit are provided by the Company’s international customers to pay their payable balances to the Company; and these notes were guaranteed by the banks.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021
Raw materials	$6,401,458	$9,680,601
Work in process	7,830	5,530
Finished goods	7,117,789	6,867,979
Goods in transit	3,005,549	3,210,522
Inventory provision	(1,099,914)	(1,077,952)
Total inventories, net	$15,432,712	$18,686,6807

Goods in transit of $3,005,549 and $3,210,522 as of September 30, 2022 and 2021 refer to the inventory items that have been shipped out from the Company but yet to be received by the Company’s customers or the designated shipping points. For sales from domestic customers, control of the product is transferred to the customer upon delivery. For sales from international customers, the Company sells its products primarily under FOB shipping point term and control of the product is transferred upon delivery to the designated shipping point.

For the fiscal year ended September 30, 2022 and 2021, the Company recorded inventory provision of $21,962 and $780,366, respectively, presented in cost of sales in the Company’s statement of income and comprehensive income.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021
Buildings	$10,384,017	$10,681,720
Machinery and equipment	7,632,069	6,812,581
Electronic equipment	1,876,114	2,438,059
Transportation vehicles	219,449	241,906
Office equipment	280,455	261,972
Leasehold improvement	793,929	718,740
Construction in progress	3,826,690	2,284,583
Total property plant and equipment, at cost	25,012,723	23,439,561
Less: accumulated depreciation	(5,596,894)	(4,071,228)
Property, plant and equipment, net	$19,415,829	$19,368,333

Depreciation expense was $2,309,263 and $1,841,250 for the fiscal years ended September 30, 2022 and 2021, respectively. For the fiscal years ended September 30, 2022 and 2021, the Company recorded no impairment of property, plant and equipment.

For the fiscal years ended September 30, 2022 and 2021, the Company purchased new property plant and equipment of $5,122,095 and $6,211,335, respectively.

For the fiscal years ended September 30, 2022, the Company disposed machinery, equipment and transportation vehicles with a net book value of $719,262 (cost of $938,669, accumulated depreciation of $219,407) and received cash from disposal of $1,515,045, causing a net disposal income of $795,783 included in operating income. For the fiscal years ended September 30, 2021, the Company disposed machinery, equipment and transportation vehicles with a net book value of $497,172 (cost of $1,613,185, accumulated depreciation of $1,116,013) and received cash from disposal of $1,024,990, causing a net disposal income of $527,818 included in operating income. The disposals were related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

For the fiscal years ended September 30, 2022 and 2021, the construction in progress assets were related to construction of manufacturing facilities for the Company.

As of September 30, 2022 and 2021, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 12.

NOTE 7 – LAND USE RIGHTS, NET

Land use rights as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021

Land use rights, at cost	$1,454,194	$1,604,549
Less: accumulated amortization	(169,603)	(106,970)
Total land use rights, net	$1,284,591	$1,497,579

Amortization expense for land use rights were $78,926 and $85,842 for the fiscal years ended September 30, 2022 and 2021, respectively. For the fiscal years ended September 30, 2022 and 2021, the Company recorded no impairment for land use rights, nor pledged land use rights to secure bank loans.

Estimated future amortization expense for land use rights is as follows as of September 30, 2022:

Years ending September 30,	Amortization expense

2023	$72,709
2024	72,709
2025	72,709
2026	72,709
2027	72,709
Thereafter	921,046
Total	$1,284,591

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021

Purchased software, cost	$955,266	$935,587
Purchased patent, cost	1,100,000	-
Capitalized software, cost	1,843,571	-
Total intangible assets, at cost	3,898,837	935,587
Less: accumulated amortization	(930,092)	(808,458)
Intangible assets, net	$2,968,745	$127,129

For the year ended September 30, 2022, the Company purchased several patent rights from a third-party supplier of $1,100,000, purchased software of $117,030 and developed new capitalized software of $1,843,571, respectively. For the year ended September 30, 2021, the Company did not purchase or develop any other intangible assets. For the years ended September 30, 2022 and 2021, the Company disposed no intangible assets, respectively.

Capitalized software represents smart video conference system that is developed by the Company that will be marketed as a stand-alone product or as part of the Company’s other products. Costs of developing software system after establishing technological feasibility are recorded capitalized software. The Company will begin amortizing the capitalized costs of the software when the product first becomes available for general release to customers in October 2022.

For the year ended September 30, 2022, the Company purchased intangible assets from third parties, and engaged third parties to develop the intangible assets for the Company.

Amortization expense for intangible assets were $214,703 and $199,913 for the fiscal years ended September 30, 2022 and 2021, respectively. For the fiscal years ended September 30, 2022 and 2021, the Company recorded no impairment of intangible asset, nor pledged intangible asset to secure bank loans.

Estimated future amortization expense for intangible assets is as follows as of September 30, 2022:

Years ending September 30,	Amortization expense

2023	$725,887
2024	725,887
2025	685,592
2026	685,592
2027	145,787
Total	$2,968,745

NOTE 9 – LONG-TERM INVESTMENT

In July 2022, the Company made an investment in Nanjing Baituo Visual Technology Co., Ltd (“Nanjing Baituo”) by RMB 1,500,000 with equity percentage of 15%. The Company has no significant influence in Nanjing Baituo’s operation as the Company does not dedicate any members on the Board of Directors of Nanjing Baituo or participate in its management and daily operation. As of September 30, 2022, the Company carried the investment at its cost in the amount of $210,867. Nanjing Baituo is principally engaged in the operation of software development in artificial intelligence and virtual reality and manufacturing in wearable smart devices.

NOTE 10 – OTHER LONG-TERM RECEIVABLE

Other long-term receivable as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021
Escrow deposits for IPO proceeds	$400,000	$-
Long- term deposits for contracts performance	313,986	-
Other long-term receivables	109,130	-
Total	$823,116	$-

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021
Deferred government subsidies	$999,685	$1,185,945
Current portion of long-term payable	165,144	876,580
Notes payable	150,973	-
Taxes payable	250,718	-
Other payables and accruals	383,602	569,845
Total	$1,950,122	$2,632,370

Deferred government subsidies were government subsidies the Company received from the local governments related to certain assets that will be amortized in the depreciated periods of the assets.

NOTE 12 – SHORT-TERM BORROWINGS

Short-term borrowings as of September 30, 2022 and 2021 consisted of the following:

	September 30, 2022	September 30, 2021
Short-term bank loans	$14,469,670	$16,520,781
Short-term loans from third-party individuals and entities	6,823,293	15,896,637
Total	$21,292,963	$32,417,418

Short-term bank loans as of September 30, 2022 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	10,000,000	1,405,778	7/5/2022	7/3/2023	3.70%
Bank of Nanjing***	6,900,000	969,987	10/13/2021	10/12/2022	4.35%
Bank of Nanjing*	5,000,000	702,889	5/24/2022	5/19/2023	3.80%
Bank of Communications	6,100,000	857,524	7/26/2022	7/25/2023	3.70%
Bank of Communications	2,000,000	281,156	8/4/2022	8/2/2023	3.70%
Bank of Communications	4,180,000	587,614	9/19/2022	9/15/2023	3.65%
Bank of Communications	3,000,000	421,733	9/19/2022	9/15/2023	3.65%
Bank of Communications	2,200,000	309,271	4/25/2022	4/23/2023	3.70%
Bank of Communications	7,800,000	1,096,507	4/24/2022	4/21/2023	3.70%
Bank of Chengdu	7,000,000	984,044	5/20/2022	5/19/2023	4.55%
Bank of Chengdu	5,000,000	702,889	3/24/2022	3/23/2023	4.55%
Zijin Rural Commercial Bank	2,000,000	281,156	3/17/2022	3/16/2023	4.45%
Bank of China*	3,000,000	421,733	8/10/2022	8/3/2023	3.70%
Bank of China*	10,000,000	1,405,778	8/19/2022	8/19/2023	3.90%
Bank of Jiangsu	10,000,000	1,405,778	8/11/2022	8/10/2023	4.36%
Bank of Ningbo	9,000,000	1,265,200	6/23/2022	6/20/2023	4.20%
Bank of Yongfeng**	4,750,000	667,744	4/1/2022	9/16/2022	4.90%
Bank of Yongfeng	5,000,000	702,889	8/25/2022	2/24/2023	4.20%
Total	102,930,000	$14,469,670

*	As of September 30, 2022, a total of $5,215,436 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2022.

**	These short-term borrowings were repaid and renewed upon maturity.

Short-term bank loans as of September 30, 2021 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing**	9,000,000	1,396,778	4/19/2021	4/4/2022	4.35%
Bank of Nanjing**	6,100,000	946,705	7/9/2021	7/4/2022	4.35%
Bank of Nanjing**	6,900,000	1,070,863	10/10/2020	10/8/2021	5.66%
Bank of Nanjing**	3,000,000	465,593	5/26/2021	5/19/2022	4.05%
Bank of Nanjing**	2,000,000	310,395	5/24/2021	5/19/2022	4.05%
Bank of Jiangsu	3,000,000	465,593	3/5/2021	3/4/2022	4.36%
Bank of Communications	2,000,000	310,395	6/29/2021	6/28/2022	4.35%
Bank of Communications	3,000,000	465,593	7/30/2021	7/29/2022	4.35%
Bank of Communications	2,000,000	310,395	7/30/2021	1/29/2022	4.35%
Bank of Communications	3,000,000	465,593	9/23/2021	9/22/2022	4.35%
China Citic Bank	5,000,000	775,988	8/6/2021	8/6/2022	4.50%
Bank of Chengdu*	5,000,000	775,988	5/27/2021	11/26/2021***	8.50%
Bank of Chengdu*	5,000,000	775,988	7/14/2021	1/13/2022***	8.50%
Bank of Chengdu	5,000,000	775,988	1/25/2021	1/24/2022***	4.55%
Bank of Chengdu	7,000,000	1,086,383	4/26/2021	4/25/2022	4.55%
Bank of Chengdu	3,000,000	465,593	7/15/2021	7/14/2022	4.55%
China Everbright Bank**	5,000,000	775,988	3/31/2021	3/30/2022	4.35%
China Everbright Bank**	7,700,000	1,195,021	8/30/2021	8/29/2022	4.35%
Zijin Rural Commercial Bank**	4,750,000	737,188	3/24/2021	3/24/2022	4.35%
Zijin Rural Commercial Bank**	2,000,000	310,395	3/26/2021	3/25/2022	4.35%
Bank of China**	1,000,000	155,198	7/7/2021	7/5/2022	4.20%
Bank of China**	4,000,000	620,790	7/15/2021	7/11/2022	4.20%
Bank of China**	2,000,000	310,395	7/15/2021	7/11/2022	4.20%
Bank of China**	7,200,000	1,117,422	5/24/2021	5/24/2022	3.90%
Bank of China**	2,800,000	434,553	6/23/2021	6/23/2022	3.90%
Total	106,450,000	$16,520,781

*	The loans from Bank of Chengdu with an annual interest rate of 8.50% were guaranteed by Chengdu Juyuan Financing Co., Ltd. (“Chengdu Juyuan”). The interest rate 8.50% includes interests paid to Bank of Chendu and guarantee fee paid to Chengdu Juyuan.

**	As of September 30, 2021, a total of $9,847,286 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2021.

***	All short-term borrowings as of September 30, 2021 were repaid or renewed upon maturity.

Short-term borrowings also include loans from various individuals that are unsecured, due on demand, and bear interest of 3.70%. The Company recorded interest expense of $499,708 and $370,847 for the fiscal years ended September 30, 2022 and 2021, respectively. As of September 30, 2022 and 2021, the total amount of these loans was $6,823,293 and $15,896,637, respectively.

The Company’s bank loans are guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members, third-party individuals, and third-party companies. See Note 14 – Related Party Transactions for more information on guaranty provided by Mr. Tao Ling and his immediate family members. Certain Company’s assets were also pledged to secure the banks loans. The details of the pledges of assets are as follows:

	September 30, 2022	September 30, 2021
Buildings, net	$659,777	$724,859
Bank deposit	321,980	—
Total	$981,757	$724,859

For the fiscal years ended September 30, 2022 and 2021, interest expense on all short-term borrowings amounted to $1,536,169 and $1,001,575, respectively.

NOTE 13 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases, respectively.

For the fiscal year ended September 30, 2022, the Company had two significant customers which accounted for 53.8% and 13.0% of the Company’s total revenue, respectively. As of September 30, 2022, the Company had accounts receivable balances from four customers which accounted for 14.5%, 14.5%, 13.2% and 11.1% of the Company’s total accounts receivable balance.

For the fiscal year ended September 30, 2021, the Company had two significant customers which accounted for 38.2% and 14.7% of total revenue, respectively. As of September 30, 2021, the Company had accounts receivable balance from one customer which accounted for 69.0% of the Company’s total accounts receivable balance.

The loss of any of the Company’s significant customer or the failure to attract new customers could have a material adverse effect on the Company’s business, consolidated results of operations and financial condition.

For the fiscal year ended September 30, 2022, two suppliers accounted for 58.8% and 10.5% of the Company’s total purchase of raw materials, respectively. As of September 30, 2022, the Company had accounts payable balance to one supplier which accounted for 31.1% of the Company’s total accounts payable balance.

For the fiscal year ended September 30, 2021, two suppliers accounted for 34.1% and 17.8% of the Company’s total purchase of raw materials, respectively. As of September 30, 2021, the Company had accounts payable balances to one supplier which accounted for 25.2% of the Company’s total accounts payable balance.

The loss of any of the Company’s significant supplier or the failure to purchase key raw material could have a material adverse effect on our business, consolidated results of operations and financial condition.

NOTE 14 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties:

Name	Relationship with the Company
Tao Ling	Principal shareholder, Chief Executive Officer and Chairman of the Company
Xiaohong Yin	Principal shareholder and director of the Company
Bozhen Gong	Immediate family member of Tao Ling
Yun Tan	Immediate family member of Tao Ling
Luzhou Nachuan Investment Limited	An entity which owns 5% equity interest of Luzhou Aozhi

2)	Related party transactions

For the fiscal year ended September 30, 2022, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of Related Parties	Borrowing/ Collecting Amount	Payment/ Lending Amount
Xiaohong Yin	$2,441,555	$4,303,242
Bozhen Gong	305,194	1,068,180
Total	$2,746,749	$5,371,422

As of September 30, 2022, a total of $5,215,436 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2022.

For the fiscal year ended September 30, 2021, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Borrowing Amount	Payment Amount
Tao Ling	$1,719,857	$1,873,141
Xiaohong Yin	6,085,410	4,215,335
Bozhen Gong	858,395	567,154
Yun Tan	429,198	229,927
Total	$9,092,860	$6,885,557

As of September 30, 2021, a total of $9,847,286 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2021.

3)	Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2022 and 2021:

Accounts	Name of Related Parties	September 30, 2022	September 30, 2021
Due to related parties	Xiaohong Yin	$-	$1,893,410
Due to related parties	Bozhen Gong	295,213	1,101,903
Due to related parties	Yun Tan	182,751	201,757
Total due to related parties		$477,964	$3,197,070

NOTE 15 – STOCKHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. There are currently 14,006,250 issued and outstanding ordinary shares, of which Mr. Tao Ling and Mr. Xiaohong Yin, respectively, owns 28.9% and 6.9% through their wholly owned holding companies.

Share Surrender

In December 2020, an aggregate of 27,175,000 ordinary shares were surrendered by all our shareholders for no consideration and were then cancelled which in nature is a stock reverse split. As a result, the number of issued and outstanding ordinary shares decreased from 37,300,000 shares to 10,125,000 shares. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.

Initial Public Offering

On April 29, 2022, the Company consummated its initial public offering of 3,881,250 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), including 506,250 additional Ordinary Shares issued pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $4.00 per share, generating gross proceeds to the Company of $15,525,000 before deducting underwriting discounts and commissions and offering expenses. The offering was conducted on a firm commitment basis. After deducting underwriting discounts, commissions and expenses related to the offering, the Company recorded $12,409,022 (with $388 in par value and $12,408,634 in additional paid-in capital) net proceeds from its initial public offering.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. Nanjing Zhancheng, the Company’s subsidiary in PRC, declared and paid dividends of $96,276 and $88,870 to Jiangsu Austin and the non-controlling equity holders during the year ended September 30, 2022. No dividends were declared or paid by the Company for the fiscal year ended September 30, 2021.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary reserve are made at the discretion of the Board of Directors of each of the Company PRC subsidiaries. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,496,314 and $1,033,653 as of September 30, 2022 and 2021, respectively.

Under PRC laws and regulations, paid-in capital and statutory reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in the Company’s subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. The non-controlling interests were $289,000 and $878,969 as of September 30, 2022 and 2021, respectively.

NOTE 16 – OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the fiscal years ended September 30, 2022, 2021 and 2020 consisted of the following:

	For the years ended September 30,
	2022	2021	2020
Government subsidies*	$1,505,943	$517,054	$16,718
Gain from settlement of payables**	-	556,808	-
Other miscellaneous non-business income (loss)	(226,384)	59,241	(84,088)
Total other income (expenses), net	$1,279,559	$1,133,103	$(67,370)

*	Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. Government subsidies as the support for certain assets were recorded in deferred government subsidies and are amortized in the future periods. For the years ended September 30, 2022, 2021 and 2020, the Company recorded government subsidies of $1,505,943, $517,054 and $16,718, respectively.

**	For the year ended September 30, 2021, the Company reached settlements with its vendors for several old outstanding payables in which the Company had no further obligations to pay these balances. These balances were generated from vendors that the Company had no business with during the reporting periods or no intention to further cooperate with.

NOTE 17 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

The Company is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

Ostin BVI is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Ostin HK and Austin Optronics are established in Hong Kong and are subject to statutory income tax rate at 16.5%.

The PRC subsidiaries of the Company are subject to statutory income tax rate at 25%.

The Company’s main operating subsidiary in PRC was certified as a High and New Technology Enterprise (“HNTE”) and enjoys a preferential tax rate of 15% since 2013, and the HNTE certificate needs to be renewed every three years. The subsidiary was eligible for a 15% preferential tax rate for the fiscal years ended September 30, 2022, 2021 and 2020, and the Company has renewed its HNTE certificate in November 2019 and thus its validity extends to November 2022. As of September 30, 2022, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended September 30, 2022, 2021 and 2020, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2022.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the fiscal years ended September 30, 2022, 2021 and 2020 as follows:

	For the years ended September 30,
	2022	2021	2020
Income before taxes excluded the amounts of loss incurring entities	$4,936,803	$4,849,826	$1,659,567
PRC EIT tax rates	25%, 15%	25%, 15%	15%
Tax at the PRC EIT tax rates	$740,521	$763,440	$248,935
Tax effect of R&D expenses deduction	(618,891)	(1,105,212)	(29,558)
Tax effect of deferred tax recognized	106,775	208,832	(347,833)
Tax effect of non-deductible expenses	98,538	75,854	1,732
Income tax provision	$326,942	$(57,086)	$(126,725)

Income taxes for the fiscal years ended September 30, 2022, 2021 and 2020 are attributed to the Company’s continuing operations in China and consisted of:

	For the fiscal years ended September 30,
	2022	2021	2020
Current income tax	$118,905	$(265,918)	$173,271
Deferred income tax	208,037	208,832	(299,996)
Total income tax provision	$326,942	$(57,086)	$(126,725)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2022 and 2021 are presented below:

	September 30, 2022	September 30, 2021
Deferred tax assets:
Bad debt allowance	$85,006	$14,125
Inventory impairment provision	164,987	161,693
Other deductible temporary difference	(55,232)	(7,583)
Net operating loss carry-forward	371,643	504,944
Total	$566,404	$673,179

There was no valuation allowance for the deferred tax assets as of September 30, 2022 and 2021. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences as of September 30, 2022 and 2021.

NOTE 18 – COMMITMENT AND CONTINGENCIES

As of September 30, 2022, the Company had the following capital commitments under non-cancelable agreements:

Future payments	Capital commitments
October 2022 to September 2023	$323,086
October 2023 to September 2024	7,301,011
October 2024 to September 2025	-
October 2025 to September 2026	-
October 2026 to September 2027	-
Thereafter	-
Total	$7,624,098

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2022 and 2021, the Company had no pending legal proceedings outstanding.

NOTE 19 – DISAGGREGATED REVENUE

The following table presents revenue by major product categories for the fiscal years ended September 30, 2022, 2021 and 2020, respectively:

	September 30, 2022		September 30, 2021		September 30, 2020
Revenue Category	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Sales of display modules	$35,113,651	34%	$96,087,963	58%	$100,304,865	72%
Sales of polarizers	62,709,731	59%	62,625,352	37%	36,794,524	26%
Research and developments	5,715,914	5%	-	-%	-	-%
Others	1,877,450	2%	9,031,486	5%	2,974,528	2%
Total	$105,416,746	100%	$167,744,801	100%	$140,073,917	100%

The revenue under category of others, are mostly from repairing services and mold product sales that have not become significant portion of the revenue for the year ended September 30, 2022.

NOTE 20 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. All of the Company’s operating facilities and long-lived assets are in China, although the Company sells its products across different geographic regions. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The following table presents revenues by geographic areas for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

	September 30, 2022		September 30, 2021		September 30, 2020
Country/Region	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Mainland China	$96,449,118	92%	$133,852,929	80%	$102,253,954	73%
Hong Kong and Taiwan	8,948,112	8%	32,244,188	19%	29,415,528	21%
Others	19,516	-%	1,647,684	1%	8,404,435	6%
Total	$105,416,746	100%	$167,744,801	100%	$140,073,917	100%

NOTE 21 – IMPACT OF COVID-19

The COVID-19 pandemic continues to spread in China and other parts of the world, and COVID-19 restrictions and controls in China have not been relaxed until the end of 2022. Although the Chinese government has now lifted the restrictions related to COVID-19, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The impacts of COVID-19 on the Company’s business, financial condition, and results of operations include, but are not limited to, the following:

●	The demand for consumer electronics including TVs, monitors, and entertainment devices has been reduced due to market saturation during the early stages of the pandemic. This has resulted in a decline in the Company’s sales of display modules during the fiscal year ended September 30, 2022, compared to the previous year.

●	The Company experienced some disruption to supply chain during the Chinese government mandated lockdowns, with suppliers increasing lead times and purchase price for raw materials. While all of the major suppliers are currently fully operational, any future disruption in their operations would impact the Company’s ability to manufacture and deliver the products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic have led to increased transport times to deliver materials and components to the Company’s facilities and to transfer the products to its key suppliers, and have also affected the Company’s ability to timely ship its products to customers. As a result of these supply chain disruptions, the Company had increased customer order lead times. This has limited the Company’s ability to fulfill orders with short lead times and it is therefore unable to satisfy all of the demand for its products in a timely manner, which did not have any material adverse impact on the relationship with its customers given the delay is an industrywide issue caused by the ongoing pandemic.

●	The Company’s credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of our sales have been collected within 45 days. The Company’s average accounts receivable turnover period was approximately 55 days for the fiscal year ended September 30, 2022. Therefore, the Company’s payment collection has not been adversely impacted by the pandemic.

●	For the fiscal year ended September 30, 2022, the Company was able to repay all its debt and other obligations without taking advantage of any available payment deferral or forbearance term.

●	The Company’s workforce remained stable for the fiscal year ended September 30, 2022. The Company did not receive government subsidy or take advantage of any government assistance program in relation to the pandemic. The Company has complied with the various safety measures required by the local government and provided its employees with protective gears and regularly monitor and trace the health condition of its employees. However, the Company does not believe those safety measures have materially impacted its operation.

NOTE 22 – SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after September 30, 2022 up through the date of the issuance of consolidated financial statements on February 15, 2023 and concluded that no other material subsequent events except for the disclosed above.

NOTE 23 –CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022 AND 2021

	As of September 30,
	2022	2021
ASSETS
Cash and cash equivalents	$17,673	$-
Prepayments, deposits and other current assets	8,828,142	-
Investment in subsidiaries	13,340,885	10,857,182
Total assets	$22,186,700	$10,857,182

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total liabilities	$-	$-

SHAREHOLDERS’ EQUITY
Common stock, $0.0001 par value, 500,000,000 shares authorized, 14,006,250 and 10,250,000 shares issued and outstanding as of September 30, 2022 and 2021	1,401	1,013
Additional paid-in capital	23,256,219	10,856,169
Retained earnings	(1,070,920)	-
Accumulated other comprehensive loss	-	-
Total equity of the Company’s shareholders	22,186,700	10,857,182
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,186,700	$10,857,182

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

	For the years ended September 30,
	2022	2021	2020
Operating expenses:		-	-
General and administrative expenses	$(1,070,920)	$-	$-
Total operating expenses	(1,070,920)

Net loss	$(1,070,920)	$-	$-
Other comprehensive loss:			-
Foreign currency translation adjustment, net of nil tax	$(1,070,920)	$-	$-

Total comprehensive loss	$(1,070,920)	$-	$-

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

	For the years ended September 30,
	2022	2021	2020
Cash Flows from Operating Activities:
Net loss	$(1,070,920)	$-	$-
Changes in operating assets and liabilities:
Prepaid expenses and other receivables	(556,141)	-	-
Net cash used in operating activities	(1,627,061)	-	-

Cash Flows from Investing Activities:
Long-term investment	(4,078,601)	-	-
Net cash used in investing activities	(4,078,601)	-	-

Cash Flows from Financing Activities:
Proceeds received from stock issuance	12,409,022
Payments to related parties	(6,685,687)	-	-
Net cash provided by financing activities	5,723,335	-	-

Effect of changes in currency exchange rates	-	-	-

Net (decrease) increase in cash and cash equivalents	17,673	-	-
Cash, cash equivalents and restricted cash at the beginning of year	-	-	-
Cash and cash equivalents and restricted cash at the end of year	$17,673	$-	$-

(a) Basis of Presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the cost method to account for investment in its subsidiaries.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b) Shareholders’ Equity

The Company is authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. There are currently 14,006,250 issued and outstanding ordinary shares, of which Mr. Tao Ling and Mr. Xiaohong Yin, respectively, owns 28.9% and 6.9% through their wholly owned holding companies.

Share Surrender

In December 2020, an aggregate of 27,175,000 ordinary shares were surrendered by all our shareholders for no consideration and were then cancelled which in nature is a stock reverse split. As a result, the number of issued and outstanding ordinary shares decreased from 37,300,000 shares to 10,125,000 shares. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.

Initial Public Offering

On April 29, 2022, the Company consummated its initial public offering of 3,881,250 ordinary shares, par value $0.0001 per share, including 506,250 additional ordinary shares issued pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $4.00 per share, generating gross proceeds to the Company of $15,525,000 before deducting underwriting discounts and commissions and offering expenses. The offering was conducted on a firm commitment basis. After deducting underwriting discounts, commissions and expenses related to the offering, the Company recorded $12,409,022 (with $388 in par value and $12,408,634 in additional paid-in capital) net proceeds from its initial public offering.