Form 20-F
period 2023-09-30
Ostin Technology Group Co., Ltd.
filed 2024-01-31
CIK 1803407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-41362

Ostin Technology Group Co., Ltd.

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of Principal Executive Offices)

Tao Ling

Tel: +86 (25) 58595234

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	OST	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,006,250 ordinary shares, par value $0.0001 per share issued and outstanding as of September 30, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

OSTIN TECHNOLOGY GROUP CO., LTD.

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“AIO”	All-in-one computer

“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology

“China” or “PRC”	The People’s Republic of China, excluding Taiwan, solely for purpose of this annual report

“Code”	The United States Internal Revenue Code of 1986, as amended

“Exchange Act”	Securities Exchange Act of 1934, as amended

“IoT”	Internet of Things

“Jiangsu Austin”	Our wholly owned subsidiary, which is a company limited by shares incorporated in China

“LED”	Light emitting diode, a light emitting display technology

“Nasdaq”	Nasdaq Stock Market LLC

“Nanjing Aosa” or “WFOE”	Nanjing Aosa Technology Development Co., Ltd., our wholly owned subsidiary, which is a limited liability company formed in China

“OLED”	Organic light emitting diode, a light emitting display technology

“ordinary shares”	Our ordinary shares, par value $0.0001 per share

“Ostin”	Ostin Technology Group Co., Ltd., a Cayman Islands exempted company

“our company,” the “Company,” “us” or “we”	Ostin Technology Group Co., Ltd. and/or its consolidated subsidiaries, unless the context suggests otherwise

“PCAOB”	Public Company Accounting Oversight Board

“polarizer”	Polarizing film, a composite optical film used in LCD/OLED/AMOLED displays

“RMB” or “Renminbi”	Legal currency of China

“PFIC”	A passive foreign investment company

“SEC”	The United States Securities and Exchange Commission

“Shanghai Inabata”	Shanghai Inabata Trading Co., Ltd., a wholly owned subsidiary of Inabata & Co., Ltd.

“Securities Act”	The Securities Act of 1933, as amended

“TFT-LCD”	Thin-film transistor liquid crystal display, a display technology

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“VIE”	Variable interest entity whose financial statements were included in our consolidated financial statements as a result of a series of agreements based upon which, under U.S. GAAP (as defined below), we were considered the primary beneficiary of Jiangsu Austin for accounting purposes before Jiangsu Austin became our wholly owned subsidiary.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB7.2960 to US$1.00, the rate published by the Federal Reserve Board on September 29, 2023. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

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

When used herein, the references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations;

●	the cyclical nature of our industry;

●	our dependence on introducing new products on a timely basis;

●	our dependence on growth in the demand for and market acceptance for our products;

●	our ability to effectively manage inventories;

●	our ability to compete effectively;

●	our dependence on a small number of customers for a substantial portion of our net revenue;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the display panel industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information – D. Risk Factors” section in this annual report.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Ostin is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, TPS Thayer, LLC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $24,753,990, $24,752,533 and $11,889,822 as of September 30, 2023, 2022 and 2021, respectively.

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

Under PRC law, Ostin may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the fiscal years ended September 30, 2023, 2022, and 2021, Ostin provided funding to our PRC subsidiaries of $0, $4,078,600 and $0, respectively.

In addition, funds are transferred among our PRC subsidiaries for working capital purposes, primarily between Jiangsu Austin, our main operating subsidiary and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between Jiangsu Austin and its subsidiaries:

	Fiscal Years Ended September 30,
	2023	2022	2021
Cash transferred to its subsidiaries from Jiangsu Austin	$8,617,106	$9,096,665	$-
Cash transferred to Jiangsu Austin from its subsidiaries	$-	$-	$7,640,965

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

Our wholly owned subsidiary, Jiangsu Austin, has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between Jiangsu Austin and its subsidiaries. Cash transferred to Jiangsu Austin’s subsidiaries of less than RMB5 million (US$0.69 million) must be reported to and reviewed by Jiangsu Austin’s financial department and the relevant PRC subsidiary’s chief executive officer, and must be approved by the Chief Financial Officer and Chairman of Jiangsu Austin. Cash transfer in excess of RMB5 million (US$0.69 million) but less than RMB20 million (US$2.74 million), and less than 50% of Jiangsu Austin’s consolidated total assets must be approved by the board of directors of Jiangsu Austin. Cash transfer in excess of RMB20 million (US$2.74 million), or more than 50% of Jiangsu Austin’s consolidated total assets must be approved by shareholders of Jiangsu Austin. Jiangsu Austin conducts regular review and management of all its subsidiaries’ cash transfers and reports to its Risk Management Department and board of directors.

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

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

●	The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering or future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

●	Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

●	We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry.

●	Our debt may restrict our operations, and cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

●	We depend on a key equipment supplier for the manufacture of polarizers, the loss of which could hurt our business.

●	We depend on the supply of raw materials and key component parts, and any adverse changes in such supply or the costs of raw materials may adversely affect our operations.

●	We are still in the process of obtaining certificates for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.

●	We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

●	Other flat panel display technologies or alternative display technologies could render our products uncompetitive or obsolete.

●	Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Risks Related to Ownership of our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares, including, but not limited to, the following:

●	An active trading market for our ordinary shares or our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

●	The market price of our ordinary shares has recently declined significantly, and our ordinary shares could be delisted from Nasdaq or trading could be suspended.

●	In the event that our ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

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

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through VIE arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. In February 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. We have applied for a security assessment by the CAC regarding the cross-border transfer of certain data in our business operations in accordance with the Measures on Security Assessment of the Cross-border Transfer of Data. However, since these measures are relatively new, the interpretation and implementation of these measures in practice are subject to changes, including the assessment result by the CAC.

As advised by our PRC counsel, King & Wood Mallesons, we are not among “data processor” as mentioned above. The Company, through Jiangsu Austin and its subsidiaries, is a supplier of display modules and polarizers in China, and designs, develops and manufactures TFT-LCD modules, and neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, Measures for Cybersecurity Review (2021 version) was recently adopted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

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

On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. See ” – The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval is obtained by us, would subject us to sanctions imposed by the CSRC, CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines (collectively, the “Overseas Listing Trial Measures”), which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, (i) mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a mainland China domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly PRC citizens or have their usual place(s) of residence located in mainland China. The Overseas Listing Trial Measures require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (i) prior to the effective date of the Overseas Listing Trial Measures, mainland China domestic companies that have already completed overseas listing shall be regarded as “existing companies”, which are not required to fulfill filing procedure immediately but shall be required to complete the filing if such existing companies conduct refinancing in the future; and (ii) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises that seek to offer and list securities in overseas markets, either directly or indirectly, complete approval and filing procedures to competent authorities, if such PRC domestic enterprises or its overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Under the Confidentiality and Archives Administration Provisions, we may be required to complete relevant approval or filing procedures, or expend additional resources to comply with the Confidentiality and Archives Administration Provisions if we are recognized to fall within any of the foregoing circumstances. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for future capital-raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC, CAC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC, CAC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Any loans to our WFOE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to our WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering or expect to receive from future financings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of September 30, 2023, 2022 and 2021, these restricted assets totaled $1,497,771, $1,496,314 and $1,033,653, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company — Regulation — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

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

The financial records of our subsidiaries in mainland China are maintained in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

Pursuant to the HFCA Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOF. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended September 30, 2023 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong, among other jurisdictions, as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCA Act and what was adopted on December 2, 2021 are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Should the PCAOB be unable to fully conduct inspections in China, among other jurisdictions, which prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm, we and investors in our securities may be deprived of the benefits of such PCAOB inspections. Any inability of the PCAOB to conduct inspections of auditors could make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China or other jurisdictions that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, which could materially and adversely affect the value of in our securities. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to continue to list on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

Risks Related to Our Business and Industry

We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

Customers who account for greater than 10% of our total annual revenue are our major customers. We had two major customers accounting for 47.5% and 17.8% of our total revenue for the fiscal year ended September 30, 2023, respectively. We had two major customers accounting for 53.8% and 13.0% of our total revenue for the fiscal year ended September 30, 2022, respectively. We had two major customers accounting for 38.2% and 14.7% of our total revenues for the fiscal year ended September 30, 2021, respectively.

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

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of September 30, 2023, we had current assets and current liabilities of $24,437,682 and $40,531,407 respectively. Additionally, we incurred a net loss of $11,013,966 for the current year, resulting in an accumulated deficit of $8,465,867. Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

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

We have a substantial amount of debt. As of September 30, 2023, we had approximately $43 million of debt outstanding. Our substantial debt could have important consequences to you. For example, it could:

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

We have used, and expect to use, a vast majority of our equipment from Shanghai Inabata Trading Co., Ltd. (“Shanghai Inabata”), a wholly owned subsidiary of Inabata & Co., Ltd., which is affiliated with Sumitomo Chemical Co., Ltd., under an existing agreement with Shanghai Inabata to produce polarizers. Pursuant to our agreement with Shanghai Inabata, Shanghai Inabata provides us, free of charge, the principal equipment for manufacturing polarizers for a term of five years till September 2022, with an automatic renewal of one more year unless terminated by either party in writing with a three-month advance notice. The agreement has been automatically renewed and is currently in force. In the event that we are unable to use or purchase such equipment upon early termination or expiration of our agreement with Shanghai Inabata, or if we fail to secure the equipment to replace such equipment, our business would be hurt. As part of our strategic development plan in 2024, we plan to take steps to diversify similar equipment supplies to further enhance our production capabilities. We entered into certain purchase agreements with other equipment suppliers and put deposit for the new equipment since 2020. We expect the similar new equipment to be operational in 2024.

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

For the fiscal year ended September 30, 2023, we had two suppliers accounting for 42.55% and 6.8% of our total purchase, respectively. Two suppliers accounted for 58.8% and 10.5% of our total purchase of raw materials for the fiscal year ended September 30, 2022, respectively. Two suppliers accounted for 34.1% and 17.8% of our total purchase of raw materials for the fiscal year ended September 30, 2021, respectively. Any material change in the spot and forward rates could have a material adverse effect on the cost of our raw materials and on our operations. In addition, we do not enter into long-term contracts with our suppliers. If any of our major suppliers ceases to supply key raw materials to us and if we need alternative sources for key component parts for any other reason, these component parts may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period or on commercially acceptable terms, if at all. Shipments of affected products have been limited or delayed as a result of such problems in the past, and similar problems could occur in the future. An inability to obtain our key source supplies for the manufacture of our products might require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations.

We are in the process of obtaining certificates for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.

We have completed the initial construction of our new manufacturing facilities in Chengdu, China and started production on such facilities. As of the date of this annual report, we have obtained the land certificate and are still in the process of obtaining certain property ownership certificates for such facilities. While we consider these certificates as requiring procedural, rather than substantive, approvals by government agencies, there is no guarantee that we will obtain all of them. The failure to obtain any of these certificates could result in us having to vacate the premises and our manufacturing activities on such premises may be interrupted or suspended. If we are forced to move, we may not be able to find alternative facilities at all or at reasonable cost, and our manufacturing activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

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

Our future success will depend in substantial part on the continued service of the members of our senior management, in particular those identified under the section titled “Item 6. Directors, Senior Management and Employees.” The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life insurance on any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support. Because of the rapid growth of the economy in China, competition for qualified personnel is intense. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operation, for example Business License, Record Registration Form for Foreign Trade Business Operators, Application Letter for the Registration of Entry-Exit Inspection and Quarantine Report by Proxy, Certificate of Safety Production Standardization and Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our subsidiaries in China. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the material approvals, certificates and permits. However, we cannot assure you that we can renew any of the licenses and permits in a timely manner when their current term expires.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend on our ability to continue to develop and market our products. We have been granted 104 patents in China relating to our products and have 13 pending patent applications as of the date of this annual report. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Also, litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy.

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

A significant portion of our revenue was derived from sales of display modules. For the fiscal years ended September 30, 2023, 2022 and 2021, revenues from such sales contributed to approximately 48%, 31% and 58% of our total revenue, respectively. Though we expect this revenue concentration in sales of display modules to decline over time when we ramp up the production and sales of polarizers as well as develop new products, we may not be successful in our efforts and may continue to heavily rely on sales of display modules for a significant portion of our revenue. A decrease in the revenues from those products, an increase in the material and manufacturing costs, changing consumer preferences or material quality issues concerning those products may materially and adversely affect our business and operating results in the near future.

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

In particular, we experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials. China recently moved away from its reliance upon a “zero-tolerance” policy pursuant to which it had declared a number of total and partial lockdowns in cities throughout China. It has been reported that the number of COVID-19 cases in China has surged after the government abandoned its zero-tolerance policy. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers.

In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic have resulted in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers and have impacted our ability to timely ship our products to customers.

As a result of supply chain disruptions, we increased customer order lead times. This may limit our ability to fulfill orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

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

We have employed a considerable number of outsourced workers for our operations. As of September 30, 2023, 2022 and 2021, we had 51, 96 and 44 outsourced employees, respectively, accounting for 22.6%, 37.5% and 14.3% of our total workforce. In addition, some of the outsourced employees worked in certain key roles. As a result of our failure to comply with the Labor Dispatch Provisions, we may be ordered by relevant labor administrative authorities to rectify our noncompliance within a specified period. If we fail to rectify the noncompliance within the specified period, we may be subject to fines of up to RMB10,000 for each incompliant outsourced worker.

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

The market price of our ordinary shares has recently declined significantly, and our ordinary shares could be delisted from Nasdaq or trading could be suspended.

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 19, 2024, the Company received a written notification from Nasdaq, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from December 5, 2023 to January 18, 2024, the Company no longer meets the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 17, 2024, to regain compliance with the Minimum Bid Price Requirement. In the event the Company does not regain compliance by July 17, 2024, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to July 17, 2024, or the expiration of the second compliance period if granted.

Our ordinary shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

In the event that our ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Ostin’s ordinary shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our ordinary shares, which could severely limit the market liquidity of such ordinary shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

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

Depending on the amount of cash we raise in an offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

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

As of the date of this annual report, Tao Ling, our Chairman of the board of directors and Chief Executive Officer, beneficially owns an aggregate of 27.9% of our issued and outstanding ordinary shares. Accordingly, Mr. Ling could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Ling will also have the power to prevent or cause a change in control. Without the consent of Mr. Ling, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Ling could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Ling may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Mr. Ling and his affiliated entity, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

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

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As a Cayman Islands exempted company that is listed on Nasdaq, Ostin is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like Ostin to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is Ostin’s home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. Ostin is following its home country law instead of the Nasdaq listing rules that require Ostin to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and acquisitions of the stock or assets of another company. As a result, Ostin’s shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. In addition, we may consider following other home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in China through Jiangsu Austin and its subsidiaries. Our principal executive offices are located at Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046 and our telephone number is +86 (25) 58595234. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

In April 2021, Nanjing Aosa and Jiangsu Austin unwound part of the VIE Arrangements with the minority shareholders of Jiangsu Austin who were not directors, supervisors or senior management members of Austin (the “non-management VIE Shareholders”) and whose shares of Jiangsu Austin were no longer subject to the limitations as a result of Jiangsu Austin’s voluntary delisting from the NEEQ, through exercise of an exclusive option to purchase an aggregate of 17,869,615 shares of Jiangsu Austin from the non-management VIE Shareholders as well as certain VIE Shareholders who were directors, supervisors or senior management members of Jiangsu Austin. As a result, our company, through Nanjing Aosa, held an aggregate of 57.88% of the shares of Jiangsu Austin directly with the remaining 39.97% controlled through the VIE Arrangements. The remaining 2.15% of the shares of Jiangsu Austin are currently owned by two individual shareholders including Tao Ling, our Chief Executive Officer and Chairman who holds 1.54% of the shares.

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

In June 2022, through Nanjing Aosa and its subsidiary Suhong Yuanda, we purchased the remaining shares of Jiangsu Austin from two individual shareholders, including Tao Ling, our Chief Executive Officer and Chairman, and Qingning Cao. As a result, Jiangsu Austin became our wholly owned subsidiary.

In January 2023, Nanjing Aosa increased its investment in Jiangsu Austin through capital contribution. As the result, Nanjing Aosa directly holds 92.56% of the issued and outstanding shares of Jiangsu Austin, and indirectly holds 7.44% of the issued and outstanding shares of Jiangsu Austin through Suhong Yuanda.

On March 8, 2023, Pintura.Life LLC, a limited liability company, was established in California, the United States. Austin Optronics Technology Co., Ltd. acquired a majority ownership of Pintura.Life LLC on June 18, 2023. We primarily promotes and sells our independently developed Pintura products in the U.S. market through Pintura.

On July 24, 2023, aligning with our strategic adjustments within our corporate structure and our future development strategy, Jiangsu Austin transferred its entire share ownership in Austin Optronics Technology Co., Ltd. to Ostin Technology Limited.

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, King & Wood Mallesons, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities, including the CSRC, CAC or any other governmental agency that is required to approve our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Company	License/Permission	Issuing Authority	Validity
Jiangsu Austin Optronics Technology Co., Ltd.	Business License	Jiangsu Provincial Administration for Market Regulation	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Jinling Customs, People’s Republic of China	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Sichuan Ausheet Electronic Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Chengdu Customs, People’s Republic of China	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
	Certificate of Safety Production Standardization	Chengdu Bureau of Emergency Management	Until July 4, 2024
Nanjing Aoting Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Until May 12, 2045
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
	Certificate of Safety Production Standardization	Emergency Management Bureau of Nanjing Jiangbei New Area Management Committee	Until January 2, 2027
Luzhou Aozhi Optronics Technology Co., Ltd.	Business License	Market Supervision Bureau of Naxi District, Luzhou City	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Sichuan Auniu New Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term
Jiangsu Huiyin Optronics Co., Ltd.	Business License	Nanjing Municipal Administration for Industry and Commerce	Until May 1, 2043
Nanjing Zhancheng Photoelectron Co., Ltd.	Business License	Market Supervision Bureau of Xuanwu District, Nanjing City	Until December 14, 2031
Austin Optronics Technology Co., Ltd.	Business License	The Companies Registry (Hong Kong)	Long-term
Nanjing Aosa Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Long-term
Beijing Suhongyuanda Science and Technology Co., Ltd.	Business License	Beijing Municipal Administration for Market Supervision	Until September 23, 2049

The chart below summarizes our corporate structure as of the date of this annual report:

4B. Business Overview

Ostin is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its operating entities established in the PRC, primarily Jiangsu Austin and its subsidiaries.

We are a supplier of display modules and polarizers in China. We design, develop and manufacture TFT-LCD modules in a wide range of sizes and customized sizes according to the specifications of our customers. Our display modules are mainly used in consumer electronics, commercial LCD displays and automotive displays. We also manufacture polarizers used in the TFT-LCD display modules and are in the process of developing protective films for the OLED display panel. Furthermore, we are currently in the process of developing our new IoT display products, including our all-in-one intelligent conference system and Pintura wireless photo transmission system which was launched in China since September 2022.

We were formed in 2010 by a group of individuals with industry expertise and have been operating our business, primarily through Jiangsu Austin and its subsidiaries. We currently operate one headquarter and three manufacturing facilities in China with an aggregate of 50,335 square meters - the headquarter is located in Jiangsu Province, one factory is located in Jiangsu Province for the manufacture of display modules, one in Chengdu, Sichuan Province for the manufacture of TFT-LCD polarizers and one in Luzhou, Sichuan Province, for manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, businesses and offices.

We seek to improve our market position through our close collaborative customer relationships and a focus on the development of high-end display products and new display materials. Our customers include many of the leading manufacturers of computers, automotive electronics and LCD displays primarily in China. We have also successfully introduced our polarizers to many companies in China and have witnessed a significant revenue since we commenced the production and sales of polarizers in 2019, and expanded our product lines to include polarizers used for both vertical alignment (VA) panels and in-plane switching (IPS) panels in 2020.

Our dedication to technology and innovation has helped us win the high new-tech enterprise designation in Jiangsu Province, China, which entitles Jiangsu Austin, our main operating entity in China, to a preferential tax rate of 15% and numerous other recognitions, including but not limited to, Jiangsu Provincial Credit Enterprise and Key Optoelectronic Product Laboratory, which are endorsements to our credit and research and development capabilities. During the fiscal years ended September 30, 2023, 2022 and 2021, our revenues were $57,525,700, $105,416,746, and $167,744,801, respectively, and net income/(loss) were $(10,787,269), $112,227 and $3,295,507, respectively.

Our Products

We mainly manufacture two categories of products: display modules and polarizers. Additionally, as part of our future product development strategy, we plan to launch and consolidate our self-developed products, including Pintura wireless photo transmission system, all-in-one intelligent conference system and smart watches into our main product manufacture and sales portfolio, in order to further diversify and strengthen our product offerings to the market.

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

Consumer Electronics

Our display modules for consumer electronics include AIOs, monitors, laptop computers and tablets and range from 12.1 inches to 31.5 inches in size in a variety of display formats. Revenue from sales of our display modules for consumer electronics was approximately $25,776,249, or 92.74% of our total revenue from sales of display modules in the fiscal year ended September 30, 2023, approximately $22,132,134, or 63.03% of our total revenue from sales of display modules in the fiscal year ended September 30, 2022, and approximately $73,267,072, or 76.25% of our total revenue from sales of display modules in the fiscal year ended September 30, 2021.

Our principal products in terms of sales revenue in this category were 18.5-inch and 27-inch display modules. In the fiscal year ended September 30, 2023, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules. In the fiscal year ended September 30, 2022, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules. In the fiscal year ended September 30, 2021, our principal products in terms of sales revenue in this category were 21.5-inch and 31.5-inch display modules.

Consumer demand for laptop computers has steadily declined in recent years due in part from competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality. In an effort to maintain the competitiveness of our products, we have focused on the research and development, production and sales of display modules with higher specifications such lower energy consumption, as higher resolutions and refresh rates, and reduced thickness and weight. As discussed above, at the beginning of the COVID-19 pandemic, working remotely trends led to an increase in demand and sales price for our display modules for consumer electronics during the fiscal year ended September 30, 2021. The demand for consumer electronics including TVs, monitors, and entertainment devices has been reduced due to market saturation during the early stages of the pandemic. This has resulted in a decline in our sales of display modules during the fiscal year ended September 30, 2022, compared to the previous year. The consumer electronics market has not recovered from the downturn. As of September 30, 2023, despite China’s easing of COVID-19 related restrictions, the negative impact on the market persisted, and consumer electronics sales continued to show a downward trend. as the consumer electronics market had not rebounded from this downturn, it indicatess ongoing challenges in market demand and conservative consumer behavior.

Automotive Display

Our display modules used in automobiles range from 7.8 inches to 13.3 inches in wide formats. Revenue from sales of our display modules in this category was approximately $1,312,628, or 4.72% of our total revenue from sales of display modules in the fiscal year ended September 30, 2023, approximately $5,562,002, or 15.84% of our total revenue from sales of display modules in the fiscal year ended September 30, 2022, and approximately $17,939,623, or 18.67% of our total revenue from sales of display modules in the fiscal year ended September 30, 2021.

During the fiscal year ended September 30, 2023, our principal products in terms of sales revenue in this category were 9.7-inch and 10.4-inch display modules. During the fiscal year ended September 30, 2022, our principal products in terms of sales revenue in this category were 10.25-inch and 12.3-inch display modules. During the fiscal year ended September 30, 2021, our principal products in terms of sales revenue in this category were 7.5-inch and 13.3-inch display modules.

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

Commercial LCD Display

Our display modules used in commercial LCD displays range from 32.0 inches to 104.0 inches. Revenue from sales of our display modules in this category was approximately $704,653, or 2.54% of our total revenue from sales of display modules in the fiscal year ended September 30, 2023, approximately $7,419,515, or 21.13% of our total revenue from sales of display modules in the fiscal year ended September 30, 2022, and approximately $4,881,269, or 5.08% of our total revenue from sales of display modules in the fiscal year ended September 30, 2021.

During the fiscal years ended September 30, 2023, our principal products in terms of sales revenue in this category were 55-inch display modules. During the fiscal year ended September 30, 2022, our principal products in terms of sales revenue in this category were 55-inch display modules. During the fiscal year ended September 30, 2021, our principal products in terms of sales revenue in this category were 43.5-inch and 104-inch display modules.

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

We mainly manufacture polarizers ranging from 18.5 inches to 70 inches, which are sold to manufacturers of TFT-LCD panels. For the fiscal years ended September 30, 2023, 2022 and 2021, we achieved sales of polarizers of $27,526,662, $62,709,731 and $62,625,352 and net income(loss) of $1,252,781, $2,048,188, and $1,758,893, respectively.

End Products

In an effort to increase our profits as well as utilizing our extensive resources and expertise in the display panel industry, we have diversified into the production and sales of display products for end users such as commercial display and consumer electronics, which generally have a higher profit margin than our display module products. We have independently developed new technologies that are used in our proprietary products, such as the all-in-one intelligent conference system and Pintura wireless photo transmission system. Sales of Pintura wireless photo transmission system has started in China since October 2023. We plan to launch an upgraded version of Pintura wireless photo transmission system in the United States in the first quarter of 2024. To boost our marketing efforts for these products, we have increased our sales force by hiring more sales representatives, providing end-user-focused sales training, and investing in electronics exhibitions and advertisements.

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

A substantial portion of our sales is attributable to a limited number of long-term customers. Our top customers (which each accounted for 10% or more of our sales in each period) together accounted for 65.3%, 66.8%, and 38.3%, respectively, of our total sales for the fiscal years ended September 30, 2023, 2022 and 2021.

Display Modules

The following table sets forth for the periods indicates the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers or their system integrators.

Regions	Fiscal Year 2023		Fiscal Year 2022		Fiscal Year 2021
	Sales	% of Total Sales	Sales	% of Total Sales	Sales	% of Total Sales
Mainland China	$54,466,044	95%	$96,449,118	91%	$133,852,929	80%
Hong Kong and Taiwan	$3,059,656	5%	$8,948,112	9%	$32,244,188	19%
Southeast Asia	$-	-%	$19,516	-%	$1,647,684	1%
Total	$57,525,700	100%	$105,416,746	100%	$167,744,801	100%

Polarizers

We sell polarizers to LCD display panel manufacturers. We have one major customer who contributed to approximately 99.67%, 53.8%, and 92.89% of our polarizer sales in the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Our sales and marketing department seeks to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have sales offices in Shanghai, Beijing, Xi’an, Chongqing, Taiwan, Shenzhen, Shandong and Hong Kong, and, as of September 30, 2023, our sales and marketing force employed a total of 22 employees in these regional offices and our headquarters.

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

Our sales are conducted through our multi-channel sales and distribution network, which includes direct sales to end-brand customers and their system integrators, sales via our affiliated trading companies depending on the geographical markets and the specific products being sold. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region.

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

Our credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of our sales have been collected within 40 days. See Note 4 to the financial statements included elsewhere in this annual report. Where system integrators located in certain regions are invoiced directly, we plan to establish certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

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

We maintain a strategic relationship with many of our key material suppliers, and we generally maintain a component and raw material inventory sufficient for approximately 30 days, or 45 days for driver integrated circuits and 30 days for polarizers.

For the fiscal year ended September 30, 2023, we had two suppliers accounting for 42.55% and 6.8% of our total purchase, respectively. Two suppliers accounted for 58.8% and 10.5% of our total purchase of raw materials for the fiscal year ended September 30, 2022, respectively. Two suppliers accounted for 34.1% and 17.8% of our total purchase of raw materials for the fiscal year ended September 30, 2021, respectively.

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

In 2017, we collaborated with Shanghai Inabata to set up our plant in Chengdu, Sichuan Province for the manufacture of polarizers. Shanghai Inabata is authorized by Sumitomo Chemical Co., Ltd., a major Japanese chemical company (“Sumitomo Chemical”), to provide technology assistance for the manufacture of polarizers based on the technology of Sumitomo Chemical. Pursuant to our cooperation agreement with Shanghai Inabata, dated September 9, 2017, while we invest in the land, plant, and other facilities needed for the manufacturing of polarizers and are in charge of daily operations of the plant, Shanghai Inabata provides us, free of charge, the principal equipment, which includes machines used for cutting, grinding, analog image inspection and quality control and technological support at the beginning of the operation. Under the agreement, we agree to purchase from Shanghai Inabata all the polarizer substrates needed for our production. The agreement, initially set for a term of five years, is currently in an automatic renewal phase, continuing in effect unless terminated by either party. We plan to acquire the equipment provided by Shanghai Inabata upon termination of our agreement, at cost less accumulated depreciation and amortization. However, the purchase price is subject to negotiation of the parities and there is no assurance that we may purchase these equipment at our desired cost or at all. In addition, as part of our strategic development plan in 2024, we plan to take steps to diversify similar equipment supplies to further enhance our production capabilities. We entered into certain purchase agreements with other equipment suppliers and put deposit for the new equipment in 2020. We expect the similar new equipment to be operational in 2024.

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

Pursuant to the Shuangliu Investment Agreement, Jiangsu Austin agreed to set up and invest in a project in Shuangliu District for production and sales of polarizers and other liquid crystal film materials. The total investment shall be no less than RMB100 million (US$13.70 million) of which at least RMB80 million (US$10.96 million) shall be tangible assets. Shuangliu Government agreed to provide a piece of land for this project but Jiangsu Austin is required to participate in a competitive bidding process for this land. In the event Jiangsu Austin fails to win the bid, the Shuangliu Investment Agreement shall terminate. Jiangsu Austin is required to complete construction and commence production of Phase I of this project within 18 months upon delivery of the land to Jiangsu Austin and Phase II of this project within 36 months upon delivery of the land. If Jiangsu Austin wins the bid, the Shuangliu Government will deliver the land free and clear of liens, mortgages and other encumbrances, supply necessary utilities for the land, and assist Jiangsu Austin to obtain the deed for the land as well as relevant permits and approvals for this project. Phase I of the project shall generate an annual revenue of no less than RMB300 million (US$41.12 million) and pay an annual tax of no less than RMB5 million (US$0.69 million).

Jiangsu Austin completed the construction and commenced production under Phase I of this project in April 2019 and made a total investment of RMB60 million (US$8.22 million) in tangible assets under Phase I. As of the date of this annual report, Jiangsu Austin has completed the Phase II construction, with an investment of RMB71 million (US$9.73 million). We expect to commence production in Phase II in the first half of 2024.

Pursuant to the Shuangliu Investment Agreement, Jiangsu Austin formed Ausheet, a wholly owned subsidiary, in Shuangliu District, with a registered capital of RMB30 million (US$4.11 million), which company will take over the rights and obligations of Jiangsu Austin under the Shuangliu Investment Agreement, provided that Jiangsu Austin shall be jointly and severally liable for any breach of the agreement by Ausheet. Ausheet shall maintain its operations in Shuangliu District for at least 15 years after the commencement of production, during which period, its principal manufacturing facilities and principal executive offices shall also remain in Shuangliu District. Ausheet shall pay annual taxes (enterprise income tax and value added tax) of not less than RMB150,000 (US$20,559) per mu (approximately 6.07 acres) for the first three years after the commencement of production. If the amount of taxes paid is less, Ausheet shall pay the difference in cash within the date prescribed by the Shuangliu Government during the fourth year.

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

Investment Agreement with Naxi Government

Jiangsu Austin and the People’s Government of Naxi District, in Luzhou City, Sichuan Province, China (the “Naxi Government”) entered into an investment and cooperation agreement (the “Naxi Investment Agreement”) on September 19, 2018. Pursuant to the Naxi Investment Agreement, Jiangsu Austin and Sichuan Naxing Industrial Group (“Sichuan Naxing”) will set up a project company to engage in the research and development, manufacture and sales of LED/LCD display modules and touch screen display panel in Naxi District. The total investment is approximately RMB100 million (US$13.71 million), of which no less than 90% will be contributed by Jiangsu Austin while the remainder will be contributed by Sichuan Naxing. Once operation commences, the project company is expected to achieve annual production and sales of no less than RMB1 billion (US$137 million) each year during the term of the operation of the project company in Naxi District and hire approximately 150 employees. In return, the Naxi Government has agreed to provide various financial, tax and policy support to the project company, including but not limited to, (i) subsidies for rent, workshop renovation, logistics, and equipment, (ii) reduced income tax rates, (iii) financing subsidy, (iv) grants for qualifying as an HNTE and a public company, (v) grants to employees and management and (vi) benefits available to companies in the National Free Trade Zone and other policy support. The project company is required to operate in Naxi District for not less than seven years, among other things. The Naxi Government may withdraw all the benefits conferred to the project company in the event that (i) Jiangsu Austin subleases the factory building or uses it for other purposes not intended for this project; (ii) the total investment in the project company is less than RMB100 million (US$13.71 million), the project company fails to generate RMB1 billion (US$137 million) in either annual production or sales or employ approximately 150 employees after the commencement of production; or (iii) the project company fails to operate in Naxi District for seven years.

Pursuant to the terms of the Naxi Investment Agreement, Jiangsu Austin established Luzhou Aozhi, of which Jiangsu Austin indirectly holds a 95% equity interest and Sichuan Naxing holds 5%. The manufacturing facilities of Luzhou Aozhi are used for the manufacture of display modules primarily to be used in devices in the education sector.

Luzhou Aozhi completed equipment installation and commenced production in August 2020, and achieved production of display modules of RMB4,065,122 (US$557,171) for the fiscal year ended September 30, 2023, RMB41,557,738 (US$5,695,962) for the fiscal year ended September 30, 2022, and RMB48,754,898 (US$6,682,415) for the fiscal year ended September 30, 2021. We do not believe we are expected to generate RMB1 billion (US$137 million) in both annual production and sales each year immediately after production. However, we are negotiating with the Naxi Government to amend the terms of the Naxi Investment Agreement seeking relief from the conditions qualifying for the governmental benefits, grants and subsidies. If we fail to obtain such relief, the Naxi Government may withdraw all the benefits conferred to Luzhou Aozhi. For the fiscal year ended September 30, 2023, Luzhou Aozhi received a total amount of RMB493,721 (US$67,670) in benefits, grants and subsidies from the Naxi Government. For the fiscal year ended September 30, 2022, Luzhou Aozhi received a total amount of RMB71,033 (US$9,736) in benefits, grants and subsidies from the Naxi Government.

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

Our principal competitors include Skyworth Group Limited, Keystone and Lengda.

Insurance

We currently have property insurance coverage for our production facilities located at (i) Room 101, Building 2, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, (ii) Building 6, Smart Manufacturing Industrial Park, 6 Zhida Road, Jiangbei New District, Nanjing, Jiangsu Province and (iii) Gongxing Street, Qinglan Road East, Shuangliu District, Chengdu, Sichuan Province for up to approximately RMB298 million (US$40.8 million) in the aggregate. We provide accident insurance and social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for all of our employees. Additionally, we provide supplementary medical and travel insurance for certain key personnel. We consider our insurance coverage sufficient for our business operations in China.

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

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Civil Code, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration. As of the date of this annual report, we are still in the process of obtaining certain building title certificates for our facilities in Chengdu, Sichuan. See “Item 3. Key Information – Risk Factors - Risks Related to Our Business and Industry - We are still in the process of obtaining certificates for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.”

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

Regulations Relating to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and amended on October 28, 2008, April 23, 2019 and April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Minister of Housing and Urban-rural Development and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire prevention departments of such public securities are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Interim Provisions on the Administration of Fire Prevention Design Review and Acceptance of Construction Projects, or the Fire Protection Supervision Provisions, issued on April 1, 2020 and amended on August 21, 2023, for those construction projects with more than 500 square meters, the construction entity shall apply to the fire prevention department of a public security authority for fire protection design approval.

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

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002, January 9, 2010 and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

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

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, (i) mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a mainland China domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly PRC citizens or have their usual place(s) of residence located in mainland China. The Overseas Listing Trial Measures require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (i) prior to the effective date of the Overseas Listing Trial Measures, mainland China domestic companies that have already completed overseas listing shall be regarded as “existing companies”, which are not required to fulfill filing procedure immediately but shall be required to complete the filing if such existing companies conduct refinancing in the future; and (ii) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises that seek to offer and list securities in overseas markets, either directly or indirectly, complete approval and filing procedures to competent authorities, if such PRC domestic enterprises or its overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

We have a monthly designed production capacity of approximately 470,000 TFT-LCD display modules (assuming 21 inch in size) and 700,000 square meters of polarizers. As of the date of this annual report, we have reached approximately 50% of the monthly designed production capacity. The capacity may be subject to change due to factors such as product mix, technological changes and production efficiency improvement. Our new Phase II factory for production and sales of polarizers and other liquid crystal film materials is located in Chengdu City, Sichuan Province, and its construction has been completed. We expect to commence production of OLED displays in the first half of 2024.

As of September 30, 2023, our principal manufacturing sites were located in the PRC. The following table sets forth certain information relating to our principal facilities as of September 30, 2023.

Location	Size (Square Meters)	Primary Use	Owned or Leased
Room 101, Building 2, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province	2,066*	Office	Owned***
Building 6, Smart Manufacturing Industrial Park, 6 Zhida Road, Jiangbei New District, Nanjing, Jiangsu Province	8,888**	Manufacturing of 7.8-14.3 inch display modules, and 43-104 inch display modules	Leased
Three Groups of Qingyunsi Village, Four Groups of Shaojiadian Village and Eight Groups of Lanjiagou Village, Gongxing Street, Qinglan Road East, Shuangliu District, Chengdu, Sichuan Province	33,394	Manufacturing of polarizers	Owned****
Building 2, No. 13, Section 1, Lantian Road, Dongsheng Street, Naxi District, Luzhou, Sichuan Province	5,987	Manufacturing of 18.5 -55 inch display modules	Leased

*	We are authorized by the Industrial Park to use an additional 1,334 square meters attached to the property as warehouse free of charge.
**	We are authorized by the Industrial Park to use an additional 3,112 square meters on the rooftop of the property.
***	The land on which our facilities are located is leased from the PRC government.
****	We own the land use right for the land where our facilities are located.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those set forth in “Item 3. Key Information – D. Risk Factors.” All amounts included herein with respect to the fiscal years ended September 30, 2023 and 2022 are derived from our consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Item 5.A. Operating Results

Overview

We are a supplier of display modules and polarizers based in China. We design, develop, and manufacture TFT-LCD modules in a wide range of sizes, including custom sizes tailored to our customers’ specifications. Our display modules are primarily used in consumer electronics, commercial LCD displays, and automotive displays. In addition to manufacturing polarizers used in TFT-LCD display modules, we are also in the process of developing protective films for OLED display panels. Furthermore, we distribute various sizes of display products through business-to-business (B2B) offline channels and business-to-consumer (B2C) online channels such as JD.com and Douyin online stores and are currently developing Pintura, our new IoT display products. In 2024, we anticipate expanding our offerings to include software services related to our IoT display products.

We were founded in 2010 by a group of industry veterans, and have been operating our business, primarily through our wholly-owned subsidiary, Jiangsu Austin, and its subsidiaries. We currently operate our headquarter and three manufacturing facilities across China, collectively spanning 50,335 square meters. Our headquarter and one factory for the manufacture of display modules is located in Jiangsu Province, one factory for the manufacture of TFT-LCD polarizers is located in Chengdu, Sichuan Province, and another factory for the manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, and commercial offices is located in Luzhou, Sichuan Province.

We seek to improve our market position through our close collaborative customer relationships and emphasizing the development of high-end display products and new display materials. Our customers include leading manufacturers of computers, automotive electronics, and LCD displays, in Greater China. We successfully introduced our polarizers to the Chinese market, and expanded our product lines to include polarizers used for both vertical alignment (VA) panels and in-plane switching (IPS) panels in 2020.

Recent Developments

During the fiscal year ended September 30, 2023, we continued our efforts on new product development, including introduction of a new protection film for OLED panels and wafers, offering enhanced protection against dust and scratches. This protection film will be produced using the same facilities we used for polarizers. We initially planned for mass production of the protection film in 2023, and we are refining our manufacturing process after extensive testing for improvement. We, aim to start mass production of the protection film in the second half of 2024.

In an effort to increase profits and fully utilize our expertise in the display panel industry, we have expanded our production to include end-user display products, such as commercial displays and consumer electronics, which generally offer higher profit margins than our display module products. Additionally, we have independently developed new technologies for our proprietary products, including the all-in-one intelligent conference system and the Pintura wireless photo transmission system which was launched in China since September 2022. Our sales focus has been primarily on the B2B market. However, as our sales progressed, extensive market analysis led us to strategically pivot towards the B2C market, necessitating a comprehensive upgrade of our products to align with this shift. To bolster the marketing of these innovative products, we have strengthened our sales force by adding more representatives, provided targeted end-user sales training, increased our participation in electronics exhibitions, and amplified our advertising expenditures. These efforts are part of our broader strategy to enhance market penetration for our products oriented towards end-users.

In addition, during the fiscal year ended September 30, 2023, we have leveraged on our research and development capabilities and expertise in the display module field to develop customized solutions for our clients. We continue to apply new technologies to our self-developed products, including the all-in-one intelligent conference system and the Pintura wireless photo transmission system. For the all-in-one intelligent conference system, we have enhanced its AI functionalities, such as the accuracy of facial and voice recognition. The Pintura wireless photo transmission system has undergone simultaneous hardware and software upgrades based on feedbacks from our current customers. We were planning to launch an upgraded version of Pintura in the United States by the end of 2023.

Key Factors Affecting Our Results

Our results are primarily derived from the sales of display modules and polarizers to display manufacturers, end-brand customers or their system integrators in China, Hong Kong and Taiwan. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Electronic Component, Polarizer Materials, Other Costs - Fluctuations in the prices of raw materials can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the raw material cost represents over half of our total cost of sales, higher or lower raw material cost affects our gross margins. Increases in the market price of raw materials typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Price Fluctuations Due to Cyclical Market Condition - The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. Capacity expansion in the display panel industry may be due to scheduled ramp-up of new manufacturing facilities, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our products, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

●	General Competition - Our products, competing in Greater China, have historically faced significant competition. Our strategy of excellent customer service, high-quality products, and rapid order fulfillment has been effective. However, the current downturn in demand within the broader display and IT industries has intensified competition. This situation could be challenging if competitors provide lower prices, enhance on-time delivery, or take other competitive actions potentially impacting our customers’ purchase decisions.

Impact of the Covid-19 Pandemic

During the fiscal year ended September 30, 2023, the COVID-19 pandemic continued to spread in China and other parts of the world, and COVID-19 restrictions and controls in China have not been relaxed until the end of 2022. Although the Chinese government has now lifted the restrictions, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	The demand for consumer electronics, including TVs, monitors, and entertainment devices, has experienced a decline due to market saturation. This saturation emerged during the period of government restrictions when there was an increased demand for in-home entertainment. Now, with the lifting of these controls, the market has transitioned into a state of saturation for consumer electronics. Additionally, a shift in consumer spending towards outdoor activities such as tourism has further diminished the demand for these products. This shift, coupled with the economic impacts of the pandemic such as reduced savings and wages, has led to a decline in our sales and prices of display modules for the year ended September 30, 2023, compared to the previous year.

In the longer-term, the adverse effects of the COVID-19 pandemic on the economies and financial markets of many countries are expected to persist, and may lead to an economic downturn or recession. This could adversely affect demand for some of our products and those of our customers, such as display modules used for automotive display, which may, in turn negatively impact our results of operations.

The degree to which the pandemic and its subsequent effects ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the actions to contain or treat the virus, how quickly and to what extent the economic and operating conditions can resume, and the severity and duration of the global economic downturn as a result of the pandemic.

Results of Operations

For the Fiscal Years Ended September 30, 2023 and 2022

The following table summarizes the results of our operations for the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended September 30,		Variance
	2023	2022	Amount	Percentage
Sales	$57,525,700	$105,416,746	$(47,891,046)	(45)%
Cost of sales	(55,472,097)	(92,804,431)	37,332,334	(40)%
Gross profit	2,053,603	12,612,315	(10,558,712)	(84)%

Operating expenses:
Selling and marketing expenses	2,385,663	2,793,197	(407,534)	(15)%
General and administrative expenses	7,335,362	7,649,241	(313,879)	(4)%
Research and development costs	2,783,008	2,515,239	267,769	11%
Gain from disposal of property, plant and equipment	194,526	795,783	-601,257	(76)%
Total operating expenses	(12,309,507)	(12,161,894)	(147,613)	(1)%

Operating (loss)income	$(10,255,904)	$450,421	$(10,706,325)	(2277)%

Other income (expenses):
Interest income (expense), net	(1,273,010)	(1,290,811)	17,801	(1)%
Other income (expenses), net	742,272	1,279,559	(537,287)	(42)%
Total other income (expenses), net	(530,738)	(11,252)	(527,486)	(4,688)%

Income before income taxes	$(10,786,642)	$43,169	$(10,829,811)	(25,087%
Income tax provision	227,324	(326,942)	326,315	(100)%

Net income	$(11,013,966)	$112,227	$(10,899,496)	(9,712)%

Sales

The following table presents revenue by major product and service categories for the fiscal years ended September 30, 2023 and 2022, respectively.

	September 30, 2023		September 30, 2022
Revenue Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Sales of display modules	$27,793,530	48%	$35,113,651	34%
Sales of polarizers	27,526,662	48%	62,709,731	59%
Research and development	-	-%	5,715,914	5%
Others	2,205,508	4%	1,877,450	2%
Total	57,525,700	100%	105,416,746	100%

Sales decreased by approximately $47.89 million, or 45%, to approximately $57.53 million for the fiscal year ended September 30, 2023 from approximately $105.42 million for the fiscal year ended September 30, 2022. The significant decrease in revenues was primarily due to the decrease in sales of polarizers resulted from the decline of its market demand as more fully discussed below.

Sales of display modules decreased by approximately $7.32 million or 21%, to approximated $27.79 million for the fiscal year ended September 30, 2023 from approximately $35.11 million for the fiscal year ended September 30, 2022. Based on seasonality in our business and cyclical nature of our industry, we believe that the market demand will gradually recover in the second half of 2024 and give a steady boost to our sales of display modules in the next 6 to 12 months. We have also improved our research and development capabilities based on accumulated experience and expertise of new products research and development catering to our major end-brand clients and expanded certain product lines from trial production to mass production. For the years ended September 30, 2023 and 2022, revenue generated from sales of the display modules accounted for 48% and 34% of our total revenues, respectively.

For fiscal years ended September 30, 2023 and 2022, revenue generated from the polarizers were approximately $27.53 million and $62.71 million, respectively, representing a substantial decrease of approximately $35.18 million or 56%. Due to the slowdown in the electronics consumer market, there has been a decline in customer demand for polarizers during the fiscal year ending on September 30, 2023. In 2018, we made a strategic decision to launch our new business segment - polarizers and our Chengdu manufacturing facility commenced mass production of polarizers in April 2019. Polarizer is an essential part of TFT-LCD display panel and was in high demand in China due to limited domestic production capacity and concentration of supply in oversea suppliers. By adding polarizers to our product offering portfolio, we effectively expanded our business horizon, extended customer outreach, and strengthened our competitiveness. To facilitate mass production of polarizers, we invested substantial amounts of capital and human resources to construct and operate our Chengdu manufacturing facility during the fiscal year ended September 30, 2023 and closed other low-margin product lines of display modules.

For the fiscal year ended September 30, 2023, revenue generated from our research and development services was nil, representing significant decrease as compared to approximately $5.72 million for the fiscal year ended September 30, 2022. This was primarily due to the fact that the research and development team suspended the external service to put its main efforts into the independent product development of our own.

Sales of others increased by approximately $0.33 million or 17.55%, to approximated $2.21 million for the fiscal year ended September 30, 2023 from approximately $1.88 million for the fiscal year ended September 30, 2022. The main source of our other business revenue is serving as a customer’s after-sales service provider, specializing in delivering high-quality repair services. We are committed to resolving various faults and issues swiftly and accurately, ensuring the smooth operation of our customers’ after-sales repair services. Furthermore, our repair service business is experiencing stable growth.

The following table shows our revenues by geographic region for the fiscal years ended September 30, 2023 and 2022. To mitigate impact of the fluctuation of exchange rates and transportation costs, we switched from overseas to domestic markets, and therefore, our sales to Hong Kong and Taiwan decreased substantially during the fiscal year ended September 30, 2023 as compared to the same period last year.

	September 30, 2023		September 30, 2022
Country/Region	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Mainland China	$52,121,372	91%	$96,449,118	91%
Hong Kong and Taiwan	5,404,328	9%	8,948,112	9%
Others	-	-%	19,516	-%
Total	$57,525,700	100%	$105,416,746	100%

Cost of sales

The following table presents cost of sales by product and service categories for the fiscal years ended September 30, 2023 and 2022, respectively.

	For the Fiscal Years Ended September 30
	2023	2022
Revenue Category
Sales of display modules	$26564,813	$31,890,364
Sales of polarizers	26,689,386	57,347,637
Research and development	-	2,188,100
Others	2,217,898	1,378,330
Total	$55,472,097	$92,804,431

Gross Margin
Sales of display modules	4.4%	9.2%
Sales of polarizers	3.0%	8.6%
Research and development	-%	61.7%
Others	(0.6)%	26.6%
Total Gross Margin	3.6%	12.0%

Cost of sales decreased by approximately $37.33 million or 40%, to approximately $55.47 million for the fiscal year ended September 30, 2023 from approximately $92.80 million for the fiscal year ended September 30, 2022. The decrease in cost of sales was generally in line with the decrease of total sales.

Our gross profit decreased by approximately $10.56 million, or 84%, to approximately $2.05 million for the fiscal year ended September 30, 2023 from approximately $12.61 million for the fiscal year ended September 30, 2022. Overall gross profit margin was 3.6% for fiscal year ended September 30, 2023 as compared to 12.0% for fiscal year ended September 30, 2022. The decrease in gross margin was primarily due to the high-priced purchases of many raw materials during the pandemic period, which has reduced our profitability.

The decreases in gross profit margin of display modules were primarily attributable to the significant increase in electricity and wages, as well as the decrease in unit sales price and sales volume due to the shrinking market demand and the increased market competition.

The decreases in gross profit margin of polarizers were primarily attributable to the decrease in customer orders resulting in a decline in sales volume, leading to an increase in the allocation of fixed costs.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $0.41 million, or 15%, to approximately $2.39 million for the fiscal year ended September 30, 2023 as compared to approximately $2.79 million for the fiscal year ended September 30, 2022. The decrease in selling and marketing expenses was mainly due to the decrease in sales.

General and administrative expenses

General and administrative (“G&A”) expenses decreased by approximately $0.31 million, or 4%, to approximately $7.34 million for the fiscal year ended September 30, 2023 as compared to approximately $7.65 million for the fiscal year ended September 30, 2022. The decrease in G&A expenses was attributed to the Company’s efforts in controlling expenditure growth and avoiding unnecessary costs. By implementing effective cost management strategies, the Company has successfully reduced administrative expenses, resulting in a noticeable decrease in G&A expenses.

Research and development expenses

Our research and development expenses were approximately $2.78 million and $2.52 million for the fiscal years ended September 30, 2023 and 2022, respectively. The slight increase in research and development expenses was attributed to our development of the Pintura wireless photo transmission system, leveraging our internal research and development capabilities.

Gain from disposal of property, plant and equipment

For the fiscal years ended September 30, 2023, the Company disposed machinery, equipment and transportation vehicles with a net book value of $304,898 (cost of $529,738, accumulated depreciation of $224,839) and received cash from disposal of $509,916, causing a net disposal income of $194,526 included in operating income. For the fiscal years ended September 30, 2022, the Company disposed of machinery, equipment and transportation vehicles with a net book value of $719,262 (cost of $938,669, accumulated depreciation of $219,407) and received cash from disposal of $1,515,045, causing a net disposal income of $795,783 included in operating income. The disposal is related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

Other income (expenses)

Other income (expenses) was approximately $0.74 million for the fiscal year ended September 30, 2023, which primarily consisted of government subsidies of approximately $0.77 million.

Other income (expenses) was approximately $1.28 million for the fiscal year ended September 30, 2022, which primarily consisted of government subsidies of approximately $1.51 million.

Net income (loss)

As a result of the foregoing, we recorded a net loss of approximately $(11.01) million and a net income of $0.11 million in the fiscal years ended September 30, 2023 and 2022, respectively.

For the Fiscal Years Ended September 30, 2022 and 2021

The following table summarizes the results of our operations for the fiscal years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended September 30,		Variance
	2022	2021	Amount	Percentage
Revenues	$105,416,746	$167,744,801	$(62,328,055)	(37)%
Cost of revenues	(92,804,431)	(150,385,723)	57,581,292	(38)%
Gross profit	12,612,315	17,359,078	(4,746,763)	(27)%

Operating expenses:
Selling and marketing expenses	2,793,197	3,965,790	(1,172,593)	(30)%
General and administrative expenses	7,649,241	4,990,951	2,658,290	53%
Research and development costs	2,515,239	5,712,792	(3,197,553)	(56)%
Gain from disposal of property, plant and equipment	(795,783)	(527,818)	(267,965)	51%
Total operating expenses	12,161,894	14,141,715	1,979,821	(14)%

Operating income	$450,421	$3,217,363	$(2,766,942)	(86)%

Other income (expenses):
Interest expense, net	(1,290,811)	(1,112,045)	(178,766)	16%
Other income (expenses), net	1,279,559	1,133,103	146,456	13%
Total other income (expenses), net	(11,252)	21,058	(32,310)	(153)%

Income before income taxes	$439,169	$3,238,421	$(2,799,252)	-86%
Income tax provision	(326,942)	57,086	(384,028)	(673)%

Net income	$112,227	$3,295,507	$(3,183,280)	(97)%

Sales

The following table presents revenue by major product and service categories for the fiscal years ended September 30, 2022 and 2021, respectively.

	September 30, 2022		September 30, 2021
Revenue Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Sales of display modules	$35,113,651	34%	$96,087,963	58%
Sales of polarizers	62,709,731	59%	62,625,352	37%
Research and development	5,715,914	5%	-	-%
Others	1,877,450	2%	9,031,486	5%
Total	105,416,746	100%	167,744,801	100%

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

	September 30, 2022		September 30, 2021
Country/Region	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Mainland China	$96,449,118	91%	$133,852,929	80%
Hong Kong and Taiwan	8,948,112	9%	32,244,188	19%
Others	19,516	-%	1,647,684	1%
Total	$105,416,746	100%	$167,744,801	100%

Cost of sales

The following table presents cost of sales by product and service categories for the fiscal years ended September 30, 2022 and 2021, respectively.

	For the Fiscal Years Ended September 30
	2022	2021
Revenue Category
Sales of display modules	$31,890,364	$84,091,067
Sales of polarizers	57,347,637	56,940,702
Research and development	2,188,100	-
Others	1,378,330	9,353,954
Total	$92,804,431	$150,385,723

Gross Margin
Sales of display modules	9.2%	12.5%
Sales of polarizers	8.6%	9.1%
Research and development	61.7%	-%
Others	26.6%	(3.6)%
Total Gross Margin	12.0%	10.3%

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

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $1.17 million, or 30%, to approximately $2.79 million for the fiscal year ended September 30, 2022 as compared to approximately $3.97 million for the fiscal year ended September 30, 2021. The decrease in selling and marketing expenses was mainly due to the decrease in sales.

General and administrative expenses

G&A expenses increased by approximately $2.66 million, or 53%, to approximately $7.65 million for the fiscal year ended September 30, 2022 as compared to approximately $4.99 million for the fiscal year ended September 30, 2021. The increase in G&A expenses was due to the increase in professional fees after our IPO and the increase in administrative expenses in complying with regulations imposed by local government to control COVID-19.

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

Liquidity and Capital Resources

	Fiscal Year Ended September 30,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(2,591,320)	$9,698,283	$(17,664,259)
Net cash (used in) provided by investing activities	(6,990,948)	(6,878,518)	(5,197,913)
Net cash provided by (used in) financing activities	7,720,910	11,788	18,564,120
Effect of exchange rate changes on cash and cash equivalents	(788,138)	291,032	(379,135)
Net increase (decrease) in cash and cash equivalents	$(2,649,496)	$3,122,585	$(4,677,187)
Cash and cash equivalents, beginning of period	3,806,920	684,335	5,361,522
Cash and cash equivalents, end of period	$1,157,424	$3,806,920	$684,335

Operating Activities:

Net cash used in operating activities for the fiscal year ended September 30, 2023 was approximately $2.59 million, which was primarily attributable to a net loss of approximately $(11.01) million, adjusted for non-cash items for approximately $3.96 million and adjustments for changes in working capital for approximately $4.46 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $0.40 million due to delays in payment by customers after purchasing products or services, resulting in an increase in our accounts receivable balance;

(ii)	increase in accounts payable of approximately $0.26 million mainly due to the increase in material purchases at year-end fixed asset during the fiscal year ended September 30, 2023;

(iii)	decrease in inventory of approximately $0.03 million due to the decrease in sales during the fiscal year ended September 30, 2023;

(iv)	decrease in advance from customers of approximately $0.76 million due to the significant decrease in sales during the fiscal year ended September 30, 2023; and

(v)	decrease in advance to suppliers of approximately $4.61 million due to the decreased demand for raw materials resulted from the decreased sales and the effort to enhance the efficiency of our cash flows, we made less advance payments to our suppliers during the fiscal year ended September 30, 2023.

Net cash provided by operating activities for the fiscal year ended September 30, 2022 was approximately $9.79 million, which was primarily attributable to a net income of approximately $112,227, adjusted for non-cash items for approximately $2.16 million and adjustments for changes in working capital of approximately $7.43 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $18.37 million due to the collection of accounts receivable balance from our major customers;

(ii)	decrease in accounts payable of approximately $10.51 million due to the significant decrease in sales during the fiscal year ended September 30, 2022;

(iii)	decrease in inventory of approximately $1.60 million due to the significant decrease in sales during the fiscal year ended September 30, 2022;

(iv)	decrease in advance from customers of approximately $2.89 million due to the significant decrease in sales during the fiscal year ended September 30, 2022; and

(v)	decrease in advance to suppliers of approximately $0.33 million due to the significant decrease in sales during the fiscal year ended September 30, 2022.

Net cash used in operating activities for the fiscal year ended September 30, 2021 was approximately $17.66 million, which was primarily attributable to a net profit of approximately $3.30 million, adjusted for non-cash items for approximately $3.48 million and adjustments for changes in working capital approximately $24.44 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $15.16 million due to the significant increase in sales during the fiscal year ended September 30, 2021 and the increase of accounts receivable balance from one existing customer as a result of its extended credit period from 90 days to 120 days;

(ii)	decrease in accounts payable of approximately $6.78 million due to earlier payments to the suppliers as a result of the shortage of raw material supply in the global market caused by COVID-19; and

(iii)	increase in inventory of approximately $0.56 million due to the significant increase in sales during the fiscal year ended September 30, 2021 and preparation for increase in future sales.

Investing Activities:

Net cash used in investing activities was approximately $6.99 million for the fiscal year ended September 30, 2023, primarily attributable to the addition of property, plant and equipment during the fiscal year with an approximate amount of $4.48 million, the addition of intangible assets from our continuous research and development process during the fiscal year with an approximate amount of $3.02 million, and partially offset by cash received from disposal of property, plant and equipment of $0.51 million.

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

Financing Activities:

Net cash provided by financing activities was approximately $7.72 million for the fiscal year ended September 30, 2023, primarily attributable to the proceeds from bank borrowings of approximately $31.40 million, proceeds from third-party borrowings of approximately $2.32 million, and proceeds from related-party borrowings of approximately $7.61 million, and offset by repayments to bank borrowings of approximately $27.70 million, repayments to third-party borrowings of approximately $0.67 million, and repayment to related party loans of approximately $5.23 million.

Net cash provided by financing activities was approximately $11,788 for the fiscal year ended September 30, 2022, primarily attributable to the net proceeds from our initial public offering of approximately $12.41 million, proceeds from bank borrowings of approximately $15.71 million, and proceeds from third-party borrowings of approximately $0.86 million, and partially offset by repayments to bank borrowings of approximately $16.24 million, repayments to third-party borrowings of approximately $9.35 million, and repayment to related party loans of approximately $2.62 million.

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

As of September 30, 2023, we had cash and cash equivalents of $1,157,424. We have experienced a significant decline in our working capital compared to the amount of $352,319 recorded as of September 30, 2022. This decrease was primarily attributed to the substantial use of working capital for the acquisition of fixed assets and intangible patents. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, our operating and capital expenditure commitments, and our ability to raise funds through certain financing measures.

We finance our operations through short-term loans provided by a syndicate of banks in China, as more fully described in Note 13 Short-term and long-term Borrowings to our consolidated financial statements. As of September 30, 2023, we had a total of 16 outstanding short-term loans and 3 outstanding long-term loans provided by banks, with an aggregate principal amount of RMB129,030,000, or approximately $17.68 million. As of September 30, 2022, we had a total of 18 outstanding short-term loans provided by banks, with an aggregate principal amount of RMB102,930,000, or approximately $14.11 million. Each of these loans has a term of one to two year and, pursuant to our agreements with these banks, the majority all of the loans were renewed and funds were accessed immediately when the outstanding principal and interest are repaid in full. All of these loans have a fixed interest rate. The average interest rates were 4.03% and 4.78% for the outstanding bank loans as of September 30, 2023 and 2022, respectively.

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets as a result of our business expansion in China mainland and overseas markets, and the construction and launch of, and the continuous investment in the manufacturing facility of polarizers. Our capital expenditures amounted to $6.99 million for the fiscal year ended September 30, 2023, and $6.88 million for the fiscal year ended September 30, 2022.

Contractual Obligations

As of September 30, 2023 and 2022, There were no significant contractual obligations and commercial commitments, of $2.85 million and $7.62 million, respectively, excluding other than our bank borrowings as disclosed herein, as of September 30, 2023 and 2022.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

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

Revenue Recognition

We generate our revenues mainly from sales of display modules and polarizers to third-party customers, who are mainly display manufacturers. We follow Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2017, we have early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.2% for 2023, 2.3% for 2022, 2.3% for 2021.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Jiangsu Austin and its subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,771, $1,496,314 and $1,033,653 as of and September 30, 2023, 2022 and 2021, respectively.

Item 5.C. Research and Development, Patents and Licenses, etc.

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our competitive position in the market.

We conduct research and development primarily internally and through collaborations with various universities. We spend approximately 3% of revenue each year on our research and development activities. We have developed a research and development management system that encourages our engineers to make new project proposals and implement strict evaluation standards for each stage of a project development. New projects are selected primarily based on their feasibility and consistency with our overall research and development strategy, and are reviewed on a quarterly basis. As of September 30, 2023, our research and development department had a total of 60 employees, of which 10% have a master’s degree or higher.

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

To enhance competitiveness in the end product market, our research and development team has been developing innovative products with a unique market positioning. We have started to independently develop new technologies, such as face recognition, simultaneous language translation, wireless charging, and synchronous projection, which are being applied to our own products, such as the all-in-one intelligent conference system and wireless photo transmission system. Additionally, in 2023, to complement the versatility and convenience of our Pintura product, we established a specialized Pintura R&D team, dedicated to the development of a custom app tailored specifically for enhancing the Pintura user experience.

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

Intellectual Property

We currently hold a total of 104 PRC patents including patents for TFT-LCD and OLED display module manufacturing processes, display module product structures and applications, TFT-LCD and OLED polarizer manufacturing processes and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2024 to 2041. We also have 13 pending patent applications in China. In addition, we hold 25 software copyrights relating to our module manufacturing process control and display control and five trademarks for our brand name “Ostin”, “Zhipingtai.”, “OSPERI”, “Pintura” and “Xiaoxianping”.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in China, Korea, Japan and the United States. We also filed patent applications in the United States, where appropriate, to protect our proprietary technologies. At present, we have two pending patent application in the United States.

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

Item. 5.D. Trend Information

Following the COVID-19 pandemic’s onset in 2019, which led to a significant surge in customer demand, peaking in 2021 in particular. We observed a continuous decline in market demand throughout the fiscal year ending September 30, 2023. Despite the Chinese government’s gradual easing of COVID-19 restrictions by the end of 2022, demand for IT products did not see a commensurate recovery. Instead, there was a noticeable shift in consumer spending towards service sectors, such as tourism and catering. Concurrently, our costs of sales, production, and raw materials sharply decreased in response to the reduced market demand. By aligning our production plans with sales orders, we successfully circumvented the issues of overstocking that plagued the broader market.

Given the seasonal trends in our business and the cyclical nature of our industry, coupled with the lingering impact of the pandemic on demand, we anticipate a gradual recovery of market demand starting from the second quarter of 2024. This recovery is expected to enhance the sales of our display modules and polarizers in the subsequent 12 to 18 months. However, it’s important to note that future supply chain disruptions, market demand fluctuations, policy uncertainties, international relations, or new epidemic outbreaks could negatively impact our operational results and financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046.

Name	Age	Position with our Company
Tao Ling	56	Chairman of the Board of Directors and Chief Executive Officer
Qiaoyun Xie	51	Chief Financial Officer
Xiaohong Yin	57	Director and Secretary
Xiaodong Zhai	50	Chief Technology Officer
Heung Ming Wong	54	Independent Director
John Carl Mein	70	Independent Director
Qiang He	39	Independent Director

Tao Ling has served as our director since inception, our chairman of the board of directors and Chief Executive Officer since June 2020 and the Chairman of Jiangsu Austin since December 2010. He started in the electronics industry in 1989 at the then-Nanjing Radio Factory and by 1994 had assumed leadership roles responsible for technology licensing, working with leading international companies such as Harris, Uniden, Hitachi and Ericsson. From 1995 to June 2000, He worked in the international business arm of Nanjing Panda Electronics and became vice president responsible for sales of a variety of key products including TVs and other household appliances. From July 2000 to March 2008, he worked in key sales, supply-chain management and operations roles at Nanjing Sharp Electronics, which was behind the Sharp-branded TVs sold in China and many other countries. From April 2008 to November 2010, he was Chairman of Nanjing Shunyijing Electrical Technology Co., Ltd., an electrical technology company in China making and distributing air conditioning systems, where he was responsible for strategic planning including budget and sales. Mr. Lin received a bachelor’s degree in Radio Technology and an MBA degree from Southeast University in China in 1989 and 2006, respectively.

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

Xiaohong Yin has served as our director since June 2020. Mr. Yin served as director and General Manager of Jiangsu Austin since January 2011 and was in charge of production, quality control, and after-sale services as well as sales activities of the LCM/OC Department of Jiangsu Austin. He started his career in 1989 at the international business arm of Nanjing Zhongshan Group, a state-owned trade company and had taken on various sales roles within the company before becoming vice president and heading a large sales team. Since January 2007, Mr. Yin served as the Legal Representative of Nanjing Shunpu Electronic Co., Ltd., an electronic company in China, where he was responsible for overseeing senior management and performing other activities required by the board of director of such company. Since January 2019, Mr. Yin served as supervisor of Sichuan Ausheet Electronics Materials Co., Ltd. Mr. Yin received a bachelor’s degree in Radio Technology from Southeast University in China in 1989.

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

Heung Ming Wong has served as our director since April 2022. Mr. Wong has over twenty years’ experience in advising multinational companies on finance, accounting, internal control and corporate governance matters. Mr. Wong has served as an independent non-executive director of Helens International Holdings Company Limited (9869HK), a China-based investment holding company mainly engaged in bar operation and franchise business, since August 2021 and served as the independent director of Sansheng Holdings (Group) Co. Ltd., a Hong Kong Mainboard Stock Exchange listed company (stock code: 2183) from August 1, 2022 to December 31, 2023. Mr. Wong has also served as an independent non-executive director of Meihua International Medical Technologies Co., Ltd., (Nasdaq: MHUA) from April 2022 to June 2022. Mr. Wong also has served as a director of TD Holdings, Inc. (Nasdaq: GLG), a company engaged in commodity trading and supply chain services businesses, since April 2021. From May 2020 to March 2021, Mr. Wong served as Chief Financial Officer of Meten EdtechX Education Group Ltd. (Nasdaq: METX), a leading English language training service provider in China. He has served from November 2010 to April 2023 as an independent director of Shifang Holding Group Ltd. (1831HK), a Hong Kong-listed company which provides a wide range of integrated print media and digital media services to advertisers and since March 2020 as an independent director of Raffle Interior Ltd., a company engaged in the interior decoration business. Mr. Wong has been serving as the non-executive Chairman for Raffles Interior Ltd., a Singapore-based interior fitting-out services provider, since March 2020. Previously, he also served as the Chief Financial Officer from March 2017 to November 2018 at Frontier Services Group (0500HK), a company listed on the Hong Kong Stock Exchange, which is a leading provider of integrated security, logistics, insurance and infrastructure services for clients operating in developing regions. Mr. Wong began his career in an international accounting firm and moved along in audit fields by taking some senior positions both in internal and external audits including being a senior manager and a manager in PricewaterhouseCoopers, Beijing office and Deloitte Touche Tohmatsu, Hong Kong, respectively. Mr. Wong graduated from the City University of Hong Kong in 1993 with a bachelor’s degree in Accountancy and obtained a master’s degree in Electronic Commerce from the Open University of Hong Kong in 2003. He is a fellow member of the association of Chartered Certified Accountants and the Hong Kong institute of Certified Public Accountants and a member of the Hong Kong Institute of Certified Internal Auditor.

John Carl Mein has served as our director since April 2022. Mr. Mein has operated Mein Executive Group, an independent recruiting and business development firm, since 2015, where he serves as the President. From September 2017 to July 2019, Mr. Mein served as the Vice President of Worldwide Sales for DustPhotonics, Inc., a manufacturer of optical transceivers and components. From July 2015 to July 2017, Mr. Mein served as the Vice President of Business Development for Petzila, Inc., an IoT startup company designing, building, and selling a remote treatcam for home pets, where he was responsible for fundraising, business development, and sales channel development. From July 2013 to July 2015, Mr. Mein was an independent sales consultant for Miller Heiman Group. From January 2009 to June 2013, Mr. Mein was the Vice President of Worldwide Sales for OneChip Photonics, where he was responsible for managing sales into the optical communications vertical market for fiber to the home and data center connectivity. Prior to 2009, Mr. Mein served in a variety of roles in sales and applications for several Silicon Valley companies, including Iamba Networks, Teknovus, Quake Technologies and Galileo Technology. Mr. Mein obtained a bachelor’s degree in Electrical Engineering from Kansas State University in May 1975, and a master’s degree in Electrical Engineering from Stanford University in June 1976.

Qiang He has served as our director since April 2022. Mr. He has served as chief financial officer for ICZOOM Group Inc. (Nasdaq: IZM) since March 2021. Mr. He has served as a director for reporting and disclosure of Viomi Technology Co., Ltd. (Nasdaq: VIOT), a leading provider of smart home products and services in China, from May to August 2020, where he was in charge of financial reporting and disclosure. From December 2018 to January 2020, Mr. He held the positions of Senior Finance Manager and Chief Financial Officer at Minjiakefeng Information and Technology Co., Ltd., an online peer-to-peer lending platform in China. From September 2016 to October 2018, he was a senior associate at PricewaterhouseCoopers in Auckland, New Zealand and Hong Kong (short term secondment). Prior to that, Mr. He was an asset manager at Guangzhou Yuexiu Financial Leasing, a financial leasing company, from September 2014 to June 2015 and a senior associate at PricewaterhouseCoopers in Guangzhou, China from September 2008 to August 2014. Mr. He received a Graduate Diploma in Professional Accountancy from Unitec Institute of Technology in Auckland, New Zealand and a bachelor’s degree in business administration (financial management) from Jinan University in China. Mr. He is a CPA in China and the United States.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

During the fiscal year ended September 30, 2023, we paid an aggregate of RMB2,351,452.04 ($333,383.24) to our executive officers and directors. Additionally, for our executive officers, we paid RMB133,849.36 ($18,976.84) for the fiscal year ended September 30, 2023 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

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

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the board of directors from time to time.

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

Mr. Ling is entitled to a fixed base salary in the amount of RMB20,000 ($2,836) per month plus bonuses. Mr. Ling is a beneficiary of an accidental injury insurance purchased by Jiangsu Austin during his employment and also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

Jiangsu Austin has entered into a labor contract with Qiaoyun Xie. Pursuant to the renewed labor contract, Ms. Xie is employed as the finance manager of Jiangsu Austin for a term expiring December 31, 2027 subject to certain exceptions provided under the PRC Labor Contract Law. The labor contract is subject to successive, automatic extensions unless either party gives advance notice of non-extension to the other party prior to the end of the applicable term.

Ms. Xie is entitled to a fixed base salary in the amount of RMB15,000 (US$2,127) per month plus bonus after a probation period of three months during which period she receives 80% of her base salary. Ms. Xie is a beneficiary of an accidental injury insurance purchased by Jiangsu Austin during her employment and also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

Mr. Zhai and Jiangsu Austin have entered into a standard labor contract prescribed by the Nanjing Labor and Social Security Bureau. Pursuant to the labor contract, Mr. Zhai serves as Chief Technology Officer of Jiangsu Austin with a non-fixed term, starting on May 1, 2021, subject to certain exceptions provided under the PRC Labor Contract Law. Mr. Zhai is entitled to a fixed base salary in the amount of RMB2,020 (US$286) per month plus bonuses. Mr. Zhai is a beneficiary of an accidental injury insurance purchased by Jiangsu Austin during his employment and also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

Clawback Policy

On December 1, 2023, our board of directors adopted an executive compensation recovery policy (the “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

6.D. Employees

As of September 30, 2023, 2022 and 2021, we had 226, 256, and 272 full-time employees, respectively, of which 51, 96, and 44 were outsourced workers, respectively, accounting for 22.6%, 37.5%, and 16.2% of our total workforce. The following table provides a breakdown of our employees by function as of September 30, 2023.

Functions	Number	Percentage
Administration	56	24.8%
Finance	11	4.8%
Technology	18	8.0%
Production	127	56.2%
Sales	14	6.2%
Total	226 (including 51 outsourced workers)	100%

To attract talented engineering students from leading universities in China, we collaborate with these universities on research projects that allow students to gain exposure to our research and development efforts. In 2022, we recruited five college graduates and provided them with on-the-job training and skill development programs, and we believe that it is of great value to train college graduates to understand the company’s research and development work and build relationships with the company. However, due to market conditions and the operational status of the company in 2023, this program has been temporarily suspended. We retain the possibility of restarting this program in the future.

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

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of January 30, 2024 by our officers, directors and 5% or greater beneficial owners of ordinary shares.

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

As of January 30, 2024, we had 4,909,648 ordinary shares outstanding that were held by record holders in the United States, representing approximately 35.1% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)
5% or Greater Shareholders
SHYD Investment Management Limited(3)	3,908,612	27.9%
JQZY Investment Management Limited(4)	962,392	6.9%
Executive Officers and Directors
Tao Ling(3)	3,908,612	27.9%
Xiaohong Yin(4)	962,392	6.9%
Qiaoyun Xie	6,500	*
Xiaodong Zhai	27,144	*
Heung Ming Wong	-	-
John Carl Mein	-	-
Qiang He	-	-
All directors and executive officers as a group	4,904,648	35.0%

*	Less than one percent.

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046.

(2)	Based on 14,006,250 ordinary shares issued and outstanding as of January 30, 2024.

(3)	Tao Ling, our Chief Executive Officer and Chairman, is the sole shareholder and director of SHYD Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by SHYD Investment Management Limited. The address of SHYD Investment Management Limited is Room 1104, Block 55, No. 66, Muxu’yuan Street, Baixia District, Nanjing, China.

(4)	Xiaohong Yin, our director, is the sole shareholder and director of JQZY Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by JQZY Investment Management Limited. The address of JQZY Investment Management Limited is Room 4-505, New Building, No. 2, Wenchang Street, Xuanwu District, Nanjing, China.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

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

Mr. Tao Ling, our Chief Executive Officer, chairman and principal shareholder, Mr. Xiaohong Yin, our director and shareholder, made unsecured, interest-free and due-on-demand advances to us for working capital purposes during the fiscal years ended September 30, 2023, 2022 and 2021, and we made repayments to Mr. Ling and Mr. Yin periodically. During the fiscal years ended September 30, 2023, 2022 and 2021, we borrowed an aggregate of $793,955, $0, and $1,719,857 from Mr. Ling, and $5,097,075, $2,441,555, and $6,085,410 from Mr. Yin, respectively. As of September 30, 2023, we had outstanding amounts of $0, and $1,710,347, respectively, due to Mr. Ling and Mr. Yin. As of September 30, 2022, we had no outstanding amount due to or due from Mr. Ling or Mr. Yin. As of September 30, 2021, we had outstanding amounts of $0 and $1,893,410, respectively, due to Mr. Ling and Mr. Yin.

During the fiscal years ended September 30, 2023, 2022 and 2021, Ms. Bozhen Gong and Ms. Yun Tan, each an immediate family member of Mr. Ling, provided working capital for our operations as needed and were paid back from time to time during these periods. These advances were unsecured, interest free and due upon demand. During the fiscal years ended September 30, 2023, 2022 and 2021, Ms. Gong extended loans in the aggregate amount of $70,889, $305,194, and $858,395, and Ms. Tan extended loans in the aggregate amount of $141,778, $0, and $429,198, to us, respectively. As of September 30, 2023, 2022 and 2021, we had outstanding loans payable to Ms. Gong in the amount of $68,531, $295,213, and $1,101,903, and to Ms. Tan in the amount of $178,180, $182,751, and $201,757, respectively.

During the fiscal years 2023, 2022 and 2021, Mr. Tao Ling and Zhong Shi and Jing Ling, each an immediate family member of Mr. Ling, guaranteed and pledged certain personal assets for our bank loans. As of September 30, 2023, 2022 and 2021, a total of $10,964,912, $5,215,436, and $9,847,286 of bank loans were guaranteed by, or pledged by, the personal assets owned by Mr. Ling, Ms. Shi and Ms. Ling. No guarantee fee was charged by Mr. Ling, Mr. Shi or Ms. Ling for the guarantees during the fiscal years 2023, 2022 and 2021.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “OST.” The shares began trading on April 27, 2022 on the Nasdaq Capital Market. The closing price for the ordinary shares was $0.423 on January 30, 2024.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “OST.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands, which we refer to as the Companies Act below. Our authorized share capital consists of 499,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share. As of January 30, 2024, 14,006,250 ordinary shares were issued and outstanding.

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

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

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

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in Ostin’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in Ostin’s ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Ostin Technology Group Co., Ltd. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements, we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency of PRC subsidiaries is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.4434 in the fiscal year ended September 30, 2021 to US$1.00 for RMB6.5532 in the fiscal year ended September 30, 2022, and US$1.00 for RMB7.0533 in the fiscal year ended September 30, 2023. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal year 2023, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the fiscal year ended September 30, 2023 would increase by approximately $4,390,008, $4,233,290 and $954,231, respectively.

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

Credit Risk

As of September 30, 2023, 2022 and 2021, we had cash and cash equivalents of $1,157,424, $3,780,549, and $684,335, respectively. Our cash was deposited at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 253959), or the IPO Form F-1, in relation to our initial public offering of 3,881,250 ordinary shares at an offering price of US$4.00 per share, including the full exercise of the underwriters’ over-allotment. Our initial public offering closed on April 29, 2022. Prime Number Capital LLC and Shengang Securities Company Limited were the representatives of the underwriters for our initial public offering.

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

After deducting the total expenses, we received net proceeds of approximately $12.5 million from our initial public offering. As of the date of this annual report, we have fully utilized such amount. We have used approximately $$2.50 million for the construction of production facilities for OLED polarizers in our Chengdu plan, approximately $2.80 million in research and developments in improving manufacturing facilities and end user products, approximately $3.80 million for working capital, operating expenses and other general corporate purposes and approximately $3.40 million for research and develop new materials, including AMOLED/OLED polarizers and LCP, as well as to improve our manufacturing processes. Since our newly constructed Phase II factory in Chengdu City, Sichuan Province has not yet commenced production, additional funding may be required in the future to support the construction of production lines and the research and development of new materials. Therefore, further financing might be considered to provide the financial support.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

Private Placements – Convertible Notes

On January 19, 2024, the Company entered into certain securities purchase agreement with an accredited investor pursuant to which the Company sold a senior unsecured convertible note in the original principal amount of $550,000, at a purchase price of $500,000. The note is convertible into ordinary shares of the Company.

On January 22, 2024, the Company completed its issuance and sale of the note pursuant to the securities purchase agreement. The issuance of the note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The gross proceeds from the sale of the note were $500,000, prior to deducting transaction fees and estimated expenses. We intend to use the proceeds for working capital and general corporate purposes.

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

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of September 30, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. John Carl Mein, Heung Ming Wong and Qiang He. Our board of directors has determined that Mr. He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://ostin-technology.com/ within four business days following the amendment or waiver. During fiscal year 2023, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at http://ostin-technology.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by TPS Thayer, LLC, our independent registered public accounting firm and our principal auditors, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended September 30, 2023	Fiscal Year Ended September 30, 2022
Audit fees(1)	$180,000	$180,025
Audit-related fees(2)	$-	$-
Tax fees(3)	$-	$-
All other fees(4)	$-	$-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended September 30, 2023, were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Ostin’s ordinary shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements of the Nasdaq Marketplace Rule 5635, which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending September 30, 2024.

ITEM 16K. CYBERSECURITY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending September 30, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-35.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (1)
2.1	Description of Securities*
2.2	Form of Senior Secured Convertible Note (9)
4.1	English Translation of Cooperation Agreement, dated September 22, 2017, by and among Jiangsu Austin Optronics Technology Co., Ltd. and Shanghai Inabata Trading Co., Ltd. (2)
4.2	English Translation of Investment Agreement, dated September 6, 2017, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Shuangliu District, Chengdu City(3)
4.3	English Translation of Investment Agreement, dated September 19, 2018, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Naxi District, Luzhou City(4)
4.4	English translation of the House Leasing Contract, dated September 25, 2017, by and between Nanjing Aoting Technology Development Co., Ltd. and Nanjing Smart Manufacture Industrial Park Development Co., Ltd. (5)
4.5	English translation of Plant Lease Agreement, dated January 22, 2019, by and between Luzhou Aozhi Optronics Technology Co., Ltd. and Luzhou Dongzhiyang Industry Co., Ltd. (6)
4.6	Employment Agreement, dated June 19, 2020, by and between the Registrant and Tao Ling(7)
4.7	Employment Agreement, dated January 1, 2024, by and between the Registrant and Qiaoyun Xie*
4.8	Employment Agreement, dated June 11, 2021, by and between the Registrant and Xiaodong Zhai(8)
4.9	Form of Securities Purchase Agreement dated January 19, 2024(10)
8.1	List of Subsidiaries of the Registrant*
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of King & Wood Mallesons*
97.1	Compensation Recovery Policy*
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.
**	Furnished herewith.

(1)	Incorporated herein by reference to Exhibit 1.1 to the Form 6-K filed on May 5, 2022.
(2)	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(3)	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(8)	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
9)	Incorporated by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on January 26, 2024.
(10)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 26, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ostin Technology Group Co., Ltd.

/s/ Tao Ling
	Name:	Tao Ling
	Title:	Chief Executive Officer

Date: January 31, 2024

OSTIN TECHNOLOGY GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ostin Technology Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ostin Technology Group Co., Ltd. (“the Company”), as of September 30, 2023 and 2022, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three-years in the period ended September 30, 2023 and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements   present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023 and 2022, and the consolidated results of its operations and its consolidated cash flows for each of the three-years in the period ended September 30, 2023, in conformity with U.S generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative working capital, net loss, and accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ TPS Thayer, LLC

We have served as the Company's auditor since 2020

Sugar Land, Texas

January 30, 2024

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	September 30, 2023	September 30, 2022
ASSETS
Current Assets
Cash and cash equivalents	$854,518	$3,655,947
Restricted cash	302,906	150,973
Accounts receivable, net of allowance for doubtful accounts of $46,722 and $33,184 respectively	6,484,945	6,270,505
Inventories, net	14,418,925	15,432,712
Advances to suppliers, net	1,509,477	6,097,833
Tax receivables	646,565	92,749
Prepaid expenses and other receivables	220,346	207,584
Total Current Assets	24,437,682	31,908,303
Property, plant and equipment, net	25,056,027	19,415,829
Land use rights, net	1,481,595	1,284,591
Intangible assets, net	4,978,082	2,968,745
Deferred tax assets, net	-	616,763
Long-term investment	205,592	210,867
Right-of-use lease assets	141,772	5,571
Other long-term receivables	248,011	823,116
TOTAL ASSETS	$56,548,761	$57,233,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$10,798,453	$6,279,484
Accrued expenses and other current liabilities	2,043,830	1,950,122
Advances from customers	648,359	1,415,175
Due to related parties	3,005,577	731,004
Short-term borrowings	23,915,792	21,039,923
Operating lease liabilities – current	104,000	89,917
Deferred tax liability	15,396	50,359
Total Current Liabilities	40,531,407	31,555,984
Operating lease liabilities – non-current	12,895	-
Long-term borrowings	1,644,737	-
Long-term payables	271,590	-
Other long-term payables	-	52,590
TOTAL LIABILITIES	42,460,629	31,608,574

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary Shares $0.0001 par value, 500,000,000 shares authorized, 14,006,250 and 14,006,250 shares issued and outstanding as of September 30, 2023 and 2022	1,401	1,401
Additional paid-in capital	23,256,219	23,256,219
Statutory reserves	1,497,771	1,496,314
(Accumulated deficit) retained earnings	(8,465,867)	2,484,385
Accumulated other comprehensive loss	(2,331,612)	(1,902,108)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	13,957,912	25,336,211
Equity attributable to non-controlling interests	130,220	289,000
Total Shareholders’ Equity	14,088,132	25,625,211
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$56,548,761	$57,233,785

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the fiscal years ended September 30,
	2023	2022	2021

Sales	$57,525,700	$105,416,746	$167,744,801
Cost of sales	(55,472,097)	(92,804,431)	(150,385,723)
Gross profit	2,053,603	12,612,315	17,359,078

Operating expenses:
Selling and marketing expenses	(2,385,663)	(2,793,197)	(3,965,790)
General and administrative expenses	(7,335,362)	(7,649,241)	(4,990,951)
Research and development costs	(2,783,008)	(2,515,239)	(5,712,792)
Gain from disposal of property, plant and equipment	194,526	795,783	527,818
Total operating expenses	(12,309,507)	(12,161,894)	(14,141,715)

Operating (loss) income	(10,255,904)	450,421	3,217,363

Other income (expenses):
Interest income (expense), net	(1,273,010)	(1,290,811)	(1,112,045)
Other income (expenses), net	742,272	1,279,559	1,133,103
Total other expenses, net	(530,738)	(11,252)	21,058

(Loss) Income before income taxes	(10,786,642)	439,169	3,238,421
Income tax (benefit) expense	227,324	326,942	(57,086)

Net (loss) income	(11,013,966)	112,227	3,295,507
Net (loss) income attributable to non-controlling interests	(65,171)	(86,751)	196,564
Net (loss) income attributable to Ostin Technology Group Co., Ltd.	(10,948,795)	198,978	3,098,943

Net (loss) income	(11,013,966)	112,227	3,295,507

Other comprehensive (loss) income:
Foreign currency translation adjustment	(523,113)	(1,716,150)	272,591
Comprehensive (loss) income	(11,537,079)	(1,603,923)	3,568,098
Comprehensive (loss) income attributable to non-controlling interests	(158,780)	(216,810)	219,497
Comprehensive (loss) income attributable to Ostin Technology Group Co., Ltd.	(11,378,299)	(1,387,113)	3,348,601

Earnings per ordinary share
Basic and diluted	$(0.78)	$0.02	$0.30
Weighted average number of ordinary shares outstanding
Basic and diluted	14,006,250	11,773,202	10,125,000

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained Earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2022	14,006,250	$1,401	$23,256,219	$1,496,314	$2,484,385	$(1,902,108)	$289,000	$25,625,211

Foreign currency translation gain(loss)	-	-	-	-	-	(429,504)	(93,609)	(523,113)
Net income (loss)	-	-	-	1,457	(10,950,252)	-	(65,171)	(11,013,966)
Balance at September 30, 2023	14,006,250	$1,401	$23,256,219	$1,497,771	$(8,465,867)	$(2,331,612)	$130,220	$14,088,132

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

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(IN U.S. DOLLARS)

	For the years ended September 30,
	2023	2022	2021
Cash Flows from Operating Activities:
Net income	$(11,013,966)	$112,227	$3,295,507
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation expense	2,438,320	2,309,263	1,841,250
Amortization expense of land use rights	90,403	78,926	85,842
Amortization expense of intangible assets	533,328	214,703	199,913
Amortization expense of right-of-use assets	140,626	53,627	114,387
Bad debt (recovery) expense for accounts receivable	13,538	(60,982)	94,166
Bad debt (recovery) expense for advances to suppliers	(18,772)	228,251	311,811
Inventory provision	346,033	21,962	780,366
Deferred tax assets, net	616,763	106,775	208,832
Gain from disposal of property, plant and equipment	(205,018)	(795,783)	(527,818)
Imputed interest for short-term borrowings from third parties	4,739	-	370,847
Changes in operating assets and liabilities:
Accounts receivable	(398,926)	18,373,339	(15,163,687)
Notes receivable	-	99,663	2,129,820
Inventories	(303,325)	1,599,407	(559,724)
Advances to suppliers	4,607,233	330,995	1,378,929
Prepaid expenses and other receivables	(10,436)	1,177,551	(854,448)
Other long-term receivables	651,232	(893,493)	-
Accounts payable	260,017	(10,507,396)	(6,781,879)
Accrued expenses and other current liabilities	888,122	(194,934)	(3,614,350)
Advances from customers	(756,585)	(2,894,344)	(1,542,196)
Income tax payable	(772,092)	335,069	590,588
Operating lease liabilities	(256,165)	(53,629)	(22,415)
Other long-term payables	(53,039)	57,086	-
Net cash (used in) provided by operating activities	(2,591,320)	9,698,283	(17,664,259)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(4,484,821)	(5,122,095)	(6,211,335)
Disposal of property, plant and equipment	509,916	1,515,045	1,024,990
Purchases of intangible assets	(3,016,043)	(3,060,601)	(11,568)
Long-term investment		(210,867)	-
Net cash used in investing activities	(6,990,948)	(6,878,518)	(5,197,913)

Cash Flows from Financing Activities:
Proceeds received from stock issuance		12,409,022	-
Proceeds from (Repayments to) long-term liability		(873,401)	93,928
Proceeds from short-term bank borrowings	29,696,738	15,706,830	17,850,026
Repayments on short-term bank borrowings	(27,701,927)	(16,243,972)	(12,569,361)
Proceeds from short-term borrowings from third party individuals	2,323,622	863,700	16,872,476
Repayments on short-term borrowings from third party individuals	(670,608)	(9,347,795)	(5,890,252)
Proceeds from long-term bank borrowings	1,701,331	-	-
Proceeds from related parties	7,606,540	2,868,827	9,092,860
Repayments to related parties	(5,234,786)	(5,371,422)	(6,885,557)
Net cash provided by financing activities	7,720,910	11,789	18,564,120

Effect of changes in currency exchange rates	(788,138)	291,031	(379,135)

Net (decrease) increase in cash and cash equivalents	(2,649,496)	3,122,585	(4,677,187)
Cash, cash equivalents and restricted cash at the beginning of year	3,806,920	684,335	5,361,522
Cash and cash equivalents and restricted cash at the end of year	$1,157,424	$3,806,920	$684,335

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$518	$3,655,947	$684,335
Restricted cash	302,906	150,973	-
Total cash, cash equivalents and restricted cash	$1,157,424	$3,806,920	$684,335

Supplemental disclosures of cash flows information:
Cash (return from) paid for income taxes	$(78,190)	$241,697	$374,951
Cash paid for interest	$1,014,303	$1,010,897	$751,658
Noncash investing activities
Transfer of building from CIP to PP&E	$2,883,668	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Ostin Technology Group Co., Ltd. (“Ostin”) is a holding company incorporated on September 26, 2019 under the laws of the Cayman Islands. Ostin and its subsidiaries are collectively referred to as the “Company”. The Company engages in the business of designing, developing and manufacturing TFT-LCD modules and polarizers in a wide range of sizes and customized size according to the specifications of the customers utilizing automated production technique. The company currently operates one headquarter and three manufacturing facilities in China with an aggregate of 45,000 square meters – one factory is located in Jiangsu Province for the manufacture of display modules, one facility is in Sichuan Province for the manufacture of polarizers. The third manufacturing facilities is in Luzhou, Sichuan Province, for manufacture of display modules primarily to be used in devices in the education sector and commenced production in August 2020. The Company’s principal executive offices are located in Jiangsu Province, the People’s Republic of China (the “PRC” or “China”).

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

Changes in the organizational structure within the group

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of September 30, 2023:

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of September 30, 2022:

On June 18, 2023, Austin Optronics Technology Co., Limited contracted with third party, to agree to pay $45,000, to acquire 90% of PINTURA.LIFE LLC, a company incorporated on March 8, 2023 by third party, in California, United States. The Company paid $45,000 in cash on December 21, 2023. The purpose of acquiring 90% of Pintura.Life LLC is for controlling the company's operations. Pintura.Life LLC had nearly no operations as of September 30, 2023.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings (loss) or and financial position.

Going Concern

As of September 30, 2023, the company had current assets and current liabilities of $24,437,682  and $40,531,407   respectively. Additionally, the company incurred a net loss of $11,013,966 for the current year, resulting in an accumulated deficit of $8,465,867. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2023 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures: (i) Negotiating with banks in advance for renewal and obtaining new banking facilities; (ii) Diversifying financing channels includes but is not limited to methods such as equity financing, sale and leaseback; and (iii) Implementing various strategies to enhance sales and profitability.

The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

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

The relevant exchange rates are listed below:

	September 30, 2023	September 30, 2022	September 30, 2021
Period ended RMB: USD exchange rate	7.2960	7.1135	6.4434
Period average RMB: USD exchange rate	7.0533	6.5532	6.5238

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash is certain portion of bank deposit used for pledging or guarantee purpose.

Accounts receivable and allowance for doubtful accounts

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on an aging analysis basis. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized as of September 30, 2023 and 2022 were $502,027 and $533,520, respectively.

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

The capitalized costs of developing software that will be sold, leased, or marketed will be amortized separately for each software product. An entity begins   amortizing the capitalized costs of the software when the product first becomes available for general release to customers.

For the year ended September 30, 2023, the Company purchased intangible assets from third parties, and engaged third parties to develop the intangible assets for the Company.

Lease

From the Perspective as a Lessee

The Company has three operating leases for manufacturing facilities and offices with no option to renew and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. When each lease begins, the management evaluates factors such as the lease term, rental payment method, and transfer of control to determine whether it should be classified as an operating lease or finance lease. Effective October 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed in financial statements. For related leases before the adoption date October 1, 2019, ROU assets and related lease obligations are recognized at adoption date based on the present value of remaining lease payments over the lease term. For related leases after the adoption date, ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

From the Perspective as a Lessor

The Company leased a building to a third party for a period of 3 years starting in June 2021, without a purchase option at the end of the lease term. The Company classified this lease as an operating lease. As per ASC 842, the lease income is recognized on a monthly basis throughout the lease term, as the Company has provided the lessee with the right to use the building. The Company chose to exclude sales taxes and other similar taxes collected from the lessee from revenue. There is no option for lease renewal stated in the lease agreement, and any contract renewal would be based on negotiations prior to the expiration of the lease.

The Company also leased some equipment to third parties, without a purchase option at the end of the lease term, while lease term of those equipment leases is mostly from 3 to 6 months. The Company classified the leases as operating leases. As per ASC 842, the lease income is recognized on a monthly basis throughout the lease term, as the Company has provided the lessees with the right to use the equipment. The Company chose to exclude sales taxes and other similar taxes collected from the lessee from revenue. There is no option for lease renewal stated in the lease agreement, and any contract renewal would be based on negotiations prior to the expiration of the lease.

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

The outstanding balance related to these liabilities is completely paid off during fiscal year 2023 The balances with these third-party lenders as of September 30, 2023 and 2022 are $nil and $165,144.

For the fiscal years ended September 30, 2023, 2022, and 2021, the Company recognized interest expense of $10,557, $67,747 and $128,808, respectively.

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

There was no impairment charge recognized for long-lived assets for the fiscal years ended September 30, 2023 and 2022.

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

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, due to related parties, notes receivable, notes payable, and short-term borrowing, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2023 and 2022.

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

The Company also generates revenues from providing repair services. Revenues from repair service agreements are recognized at a point in time once the service is rendered to the customer. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). the company has control over the progress of the maintenance service and bears responsibility for its results. Additionally, the company also charges the customers a specified fee. These factors indicate that the company is considered the principal for revenue recognition.

The company also generates revenue from leasing properties and some small equipment. These leases have varying terms ranging from one month to three years, and the leases do not include a purchase option for the lessee to buy the leased assets, and ownership is not transferred to the lessee. Therefore, these leases are classified as operating leases. Revenue from these leases is recognized on a monthly basis throughout the lease term based on the contractual amount.

The Company also generate revenues from providing research and development services. Revenues from research and development are mainly generated from video conferencing system development service. When the contract is awarded, the Company will develop the video conferencing system significantly customized to the needs of the customer. The duration of contracts ranges from nine months to twelve months. The Company develops the customized video conferencing system, which is combined output, to the customers. Therefore, each development contract is a single performance obligation under ASC 606-10-25-21. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). During the development process, the company allocates resources, conducts design and testing activities, and assumes risks and responsibilities, including development costs and system quality. As a result, the company is considered the principal that directly provides the services.

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

Government subsidies

Government subsidies refer to the financial assistance provided by the government to enterprises, either in the form of monetary or non-monetary assets, without charge. These subsidies can be categorized into two types: subsidies related to assets and subsidies related to revenue.

Subsidies related to assets: These subsidies are obtained by enterprises and used for the acquisition or formation of long-term assets. Typically, the terms and conditions of the subsidy require the enterprise to utilize the funds for the acquisition of long-term assets. In terms of accounting treatment, there are two options available: i)Recognition as deferred income: The subsidy related to assets can be recognized as deferred income, which is gradually recognized in the income statement as the assets are utilized. ii)Reduction of the carrying value of assets: The subsidy can also be used to reduce the carrying value of the long-term assets, reflecting their actual acquisition costs.

Subsidies related to revenue: These subsidies, which are distinct from those related to assets, are primarily aimed at compensating enterprises for expenses or losses that have already occurred or are expected to occur. Due to their shorter benefit period, they are typically recognized in the income statement or used to offset related costs when the conditions of the subsidy are met.

For the fiscal years ended September 30, 2023, 2022 and 2021, the Company received government subsidies of $773,716, $1,505,943 and $517,054, respectively. The grants were recorded as other income in the consolidated financial statements.

Research and development costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and handling costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $262,763, $396,899 and $511,741 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

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

Earnings per share

Earnings per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the fiscal years ended September 30, 2023, 2022 and 2021.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. The Company has adopted this guidance for the Company’s consolidated financial statements. The adoption of this policy has no material impact.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company has adopted this guidance for the Company’s consolidated financial statements. The adoption of this guidance has no impact on the calculation of Company's income taxes.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – RESTRICTED CASH

Restricted cash as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023		September 30, 2022
Bank acceptance guarantee deposit	$		$150,973
Pledge of bank deposit		302,906
Restricted cash		$302,906	$150,973

As of September 30, 2023 and 2022, restricted cash is certain portion of bank deposit used for pledging or guarantee purpose.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Accounts receivable, gross	$6,531,667	$6,303,689
Less: allowance for doubtful accounts	(46,722)	(33,184)
Accounts receivable, net	$6,484,945	$6,270,505

The Company’s customers are, for the most part, end-brand customers or their system integrators and display panel manufacturers. The Company’s credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of its sales have been collected within 60 days. The average accounts receivable turnover period was approximately 40 days and 55 days for the fiscal years ended September 30, 2023 and 2022, respectively.

Below is an aged analysis of accounts receivables as of September 30, 2023, respectively.

	As of September 30, 2023
	Accounts receivable, gross	Allowance for doubtful accounts	Accounts receivable, net
Within 90 days	$5,646,861	$-	$5,646,861
91-180 days	154,474	-	154,474
181-365 days	705,456	(35,273)	670,183
Greater than 1 year	24,876	(11,449)	13,417
Accounts receivable, net	$6,531,667	$(46,722)	$6,484,945

Changes of allowance for doubtful accounts for the fiscal years ended September 30, 2023 and 2022 are as follows:

	2023	2022
Beginning balance	$33,184	$94,166
Additional reserve through bad debt expense	13,538	-
Bad debt write-off		(60,982)
Ending balance	$46,722	$33,184

Bad debt expense for doubtful accounts receivables recorded by the Company for the fiscal years ended September 30, 2023,2022and 2021 were $13,538, $0, $94,166  respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Raw materials	$9,016,981	$6,401,458
Work in process		7,830
Finished goods	5,133,030	7,117,789
Goods in transit	1,714,861	3,005,549
Inventory provision	(1,445,947)	(1,099,914)
Total inventories, net	$14,418,925	$15,432,712

Goods in transit of $1,714,861 and $3,005,549 as of September 30, 2023 and 2022 refer to the inventory items that have been shipped out from the Company but yet to be received by the Company’s customers or the designated shipping points. For sales from domestic customers, control of the product is transferred to the customer upon delivery. For sales from international customers, the Company sells its products primarily under FOB shipping point term and control of the product is transferred upon delivery to the designated shipping point.

For the fiscal year ended September 30, 2023,2022 and 2021, the Company recorded inventory provision of $346,033, $21,962 and $780,366, respectively, presented in cost of sales in the Company’s statement of income and comprehensive income.

NOTE 6 – TAXES RECEIVABLE

For the fiscal year ended September 30, 2023 and 2022, With no expiration date, the tax receivables amounts were $646,565 and $92,749, respectively. This is primarily due to the entity's input VAT being higher than its output VAT for the respective periods. According to the relevant VAT laws and regulations in China, in such cases, entities have the option to carry forward the excess amount for future offsetting. This allows the entities to retain the right to claim a refund when necessary or to apply for an export tax rebate when exporting goods. The retention of VAT offsetting amounts is a prerequisite for applying for export tax rebates. As the company continues its operations, the VAT receivables can be used to offset the VAT liabilities on a monthly basis. Therefore, there is no need to evaluate the impairment of the VAT receivables.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Buildings	$20,258,258	$10,384,017
Machinery and equipment	7,576,777	7,632,069
Electronic equipment	2,234,455	1,876,114
Transportation vehicles	337,925	219,449
Office equipment	283,972	280,455
Leasehold improvement on leased property	301,399	793,929
Construction in progress	1,654,405	3,826,690
Total property plant and equipment, at cost	32,647,191	25,012,723
Less: accumulated depreciation	(7,591,164)	(5,596,894)
Property, plant and equipment, net	$25,056,027	$19,415,829

Depreciation expense was $2,438,320, $2,309,263 and $1,841,250 for the fiscal years ended September 30, 2023,2022 and 2021, respectively. For the fiscal years ended September 30, 2023,2022 and 2021, the Company recorded no impairment of property, plant and equipment.

For the fiscal years ended September 30, 2023 and 2022, the Company added new property plant and equipment of $11,767,523 and $5,122,095, respectively.

As of September 30, 2023, the details of the newly acquired Property, Plant, and Equipment (PP&E) are as follows:

September 30, 2023
Buildings	$10,516,290
Machinery and equipment	245,672
Electronic equipment	793,762
Transportation vehicles	195,806
Office equipment	15,993
Property, plant and equipment,	$11,767,523

As of September 30, 2023, the company has added new buildings with initial value of $10,516,290. This building was constructed by the company, and it reached the intended usable state in July 2023. As a result, it has been transferred from the capitalization in progress (CIP) category to the property, plant, and equipment (PPE) category.

For the fiscal years ended September 30, 2023, the Company disposed machinery, equipment and transportation vehicles with a net book value of $304,898 (cost of $529,738, accumulated depreciation of $224,839) and received cash from disposal of $509,916, causing a net disposal income of $194,526 included in operating income. For the fiscal years ended September 30, 2022, the Company disposed machinery, equipment and transportation vehicles with a net book value of $719,262 (cost of $938,669, accumulated depreciation of $219,407) and received cash from disposal of $1,515,045, causing a net disposal income of $795,783 included in operating income. The disposals were related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

For the fiscal years ended September 30, 2023 and 2022 the construction in progress assets were related to construction of manufacturing facilities for the Company.

As of September 30, 2023 and 2022, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 13.

NOTE 8 – LAND USE RIGHTS, NET

Land use rights as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Land use rights, at cost	$1,734,351	$1,454,194
Less: accumulated amortization	(252,756)	(169,603)
Total land use rights, net	$1,481,595	$1,284,591

Amortization expense for land use rights were $90,403, $78,926 and $85,842 for the fiscal years ended September 30, 2023,2022 and 2021, respectively. For the fiscal years ended September 30, 2023 and 2022, the Company recorded no impairment for land use rights, nor pledged land use rights to secure bank loans.

Estimated future amortization expense for land use rights is as follows as of September 30, 2023:

Years ending September 30,	Amortization expense
2024	$87,396
2025	87,396
2026	87,396
2027	87,396
2028	87,396
Thereafter	1,044,615
Total	$1,481,595

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Purchased software, cost	$952,800	$955,266
Purchased patent, cost	2,080,949	1,100,000
Capitalized software, cost	3,371,856	1,843,571
Total intangible assets, at cost	6,405,605	3,898,837
Less: accumulated amortization	(1,427,523)	(930,092)
Intangible assets, net	$4,978,082	$2,968,745

For the year ended September 30, 2023, the Company purchased several patent rights from a third-party supplier of $980,949, and developed new capitalized software of $1,574,400. For the year ended September 30, 2022, the Company purchased several patent rights from a third-party supplier of $1,100,000, purchased software of $117,030 and developed new capitalized software of $1,843,571. For the years ended September 30, 2023 and 2022, the Company disposed no intangible assets.

The capitalized software includes Pintura system and smart video conference system. These software systems are developed and will be marketed as standalone products or as part of the company's other offerings. After necessary planning, design, coding, and testing, the company confirms that the software's functionality, features, and technical performance meet the design specifications and has achieved technological feasibility. The Pintura system and the smart video conference system were capitalized starting in October 2022 and 2021, respectively. The amortization of these software products will begin when they are completed and available to customers. The commercialization of the Pintura system and the smart video conference system occurred in November 2023 and December 2022, respectively.

Amortization expense for intangible assets were $533,328, $214,703 and $199,913 for the fiscal years ended September 30, 2023,2022 and 2021, respectively. For the fiscal years ended September 30, 2023 and 2022, the Company recorded no impairment of intangible asset, nor pledged intangible asset to secure bank loans.

Estimated future amortization expense for intangible assets is as follows as of September 30, 2023:

Years ending September 30,	Amortization expense
2024	$909,900
2025	906,628
2026	893,475
2027	971,611
2028	612,119
Thereafter	684,349
Total	$4,978,082

NOTE 10 – LONG-TERM INVESTMENT

In July 2022, the Company made an investment in Nanjing Baituo Visual Technology Co., Ltd (“Nanjing Baituo”) by RMB 1,500,000 with equity percentage of 15%. The Company has no significant influence in Nanjing Baituo’s operation as the Company does not dedicate any members on the Board of Directors of Nanjing Baituo or participate in its management and daily operation. As of September 30, 2023, the Company carried the investment at its cost in the amount of $205,592. Nanjing Baituo is principally engaged in the operation of software development in artificial intelligence and virtual reality and manufacturing in wearable smart devices. As of September 30, 2023, there has been no impairment of the long-term investment in Nanjing Baituo Company.

NOTE 11 – OTHER LONG-TERM RECEIVABLE

Other long-term receivable as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Escrow deposits for IPO proceeds	$-	$400,000
Long- term deposits for contracts performance	-	313,986
Other long-term receivables	248,011	109,130
Total	$248,011	$823,116

NOTE 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Deferred government subsidies	$910,709	$999,685
Current portion of long-term payable	-	165,144
Notes payable	-	150,973
Taxes payable	54,174	250,718
Wages payable	105,079	91,049
Interest payable	304,222	281,165
Other payables and accruals	669,646	11,028
Total	$2,043,830	$1,950,122

Deferred government subsidies were government subsidies the Company received from the local governments related to certain assets that will be amortized in the depreciated periods of the assets.

NOTE 13 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Short-term bank loans	$16,036,184	$14,469,670
Short-term loans from third-party individuals and entities	7,879,608	6,823,293
Total	$23,915,792	$21,292,963

For the fiscal years ended September 30, 2023,2022 and 2021, interest expense on all short-term borrowings amounted to $998,758, $1,536,169 and $1,001,575, respectively.

Short-term bank loans as of September 30, 2023 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	19,000,000	2,604,167	7/21/2023	7/1/2024	3.70%
Bank of Nanjing*	1,000,000	137,061	7/21/2023	7/1/2024	3.70%
Bank of China*	4,000,000	548,246	7/27/2023	7/25/2024	3.42%
Bank of China*	2,000,000	274,123	7/27/2023	2/26/2024	3.42%
Bank of China*	4,000,000	548,246	7/26/2023	7/25/2024	3.42%
Bank of Ningbo	10,000,000	1,370,613	6/21/2023	6/15/2024	4.55%
Bank of Jiangsu	5,000,000	685,307	8/15/2023	8/14/2024	4.05%
Bank of Jiangsu	3,000,000	411,184	8/15/2023	8/13/2024	4.05%
Agricultural Bank of China	10,000,000	1,370,614	11/9/2022	11/1/2023	3.65%
Bank of Beijing	10,000,000	1,370,614	4/28/2023	4/27/2024	3.65%
Bank of Nanjing*	5,000,000	685,307	5/17/2023	11/14/2023	3.80%
Bank of Communications	9,000,000	1,233,553	6/29/2023	6/28/2024	3.70%
Bank of China*	10,000,000	1,370,614	6/29/2023	1/28/2024	3.65%
Agricultural Bank of China*	10,000,000	1,370,614	1/1/2023	1/1/2024	3.65%
Bank of Chengdu*	5,000,000	685,307	7/25/2023	7/24/2024	5.65%
Bank of China*	10,000,000	1,370,614	8/21/2023	8/21/2024	5.55%
Total	117,000,000	$16,036,184

*	As of September 30, 2023, a total of $9,594,299 short term bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2023.

Short-term bank loans as of September 30, 2022 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	10,000,000	1,405,778	7/5/2022	7/3/2023	3.70%
Bank of Nanjing***	6,900,000	969,987	10/13/2021	10/12/2022	4.35%
Bank of Nanjing*	5,000,000	702,889	5/24/2022	5/19/2023	3.80%
Bank of Communications	6,100,000	857,524	7/26/2022	7/25/2023	3.70%
Bank of Communications	2,000,000	281,156	8/4/2022	8/2/2023	3.70%
Bank of Communications	4,180,000	587,614	9/19/2022	9/15/2023	3.65%
Bank of Communications	3,000,000	421,733	9/19/2022	9/15/2023	3.65%
Bank of Communications	2,200,000	309,271	4/25/2022	4/23/2023	3.70%
Bank of Communications	7,800,000	1,096,507	4/24/2022	4/21/2023	3.70%
Bank of Chengdu	7,000,000	984,044	5/20/2022	5/19/2023	4.55%
Bank of Chengdu	5,000,000	702,889	3/24/2022	3/23/2023	4.55%
Bank of Zijin Rural Commercial	2,000,000	281,156	3/17/2022	3/16/2023	4.45%
Bank of China*	3,000,000	421,733	8/10/2022	8/3/2023	3.70%
Bank of China*	10,000,000	1,405,778	8/19/2022	8/19/2023	3.90%
Bank of Jiangsu	10,000,000	1,405,778	8/11/2022	8/10/2023	4.36%
Bank of Ningbo	9,000,000	1,265,200	6/23/2022	6/20/2023	4.20%
Bank of Yongfeng**	4,750,000	667,744	4/1/2022	9/16/2022	4.90%
Bank of Yongfeng	5,000,000	702,889	8/25/2022	2/24/2023	4.20%
Total	102,930,000	$14,469,670

*	As of September 30, 2022, a total of $5,215,436 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2022.

**	These short-term borrowings as of September 30, 2022 were repaid and renewed upon maturity.

Short-term borrowings also include loans from various individuals that are unsecured, due on demand, and bear interest of 5.12%. The Company recorded interest expense of $315,012, $499,708 and $370,847 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. As of September 30, 2023 and 2022, the total amount of these loans was $7,879,608 and $6,823,293, respectively.

Long-term borrowings as of September 30, 2023 and 2022 consisted of the following:

	September 30, 2023	September 30, 2022
Long-term bank loans	$1,644,737	$-
Total	$1,644,737	$-

For the fiscal years ended September 30, 2023,2022 and 2021, interest expense on all long-term borrowings amounted to $46,670, nil and nil, respectively.

Long-term bank loans as of September 30, 2023 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Zijin Rural Commercial*	2,000,000	274,123	3/29/2023	3/28/2025	4.35%
Bank of Zijin Rural Commercial**	4,750,000	651,042	3/3/2023	3/3/2025	4.35%
Bank of Zijin Rural Commercial**	5,250,000	719,572	1/31/2023	1/20/2025	4.35%
Total	12,000,000	$1,644,737

*	As of September 30, 2023, a total of $274,123 bank loans were obtained through pledging a fixed certificate of deposit worth $302,906, of which $302,906 is included in the restricted cash.

**	As of September 30, 2023, a total of $1,370,614 long term bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2023.

The Company’s bank loans are guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members, and third-party companies. See Note 16 – Related Party Transactions for more information on guaranty provided by Mr. Tao Ling and his immediate family members. Certain Company’s assets were also pledged to secure the banks loans. The details of the pledges of assets are as follows:

	September 30, 2023	September 30, 2022
Buildings, net	$845,878	$659,777
Bank deposit	302,906	321,980
Total	$1,148,784	$981,757

NOTE 14 – Long-term payables

The company has entered into a contract with a third-party construction company for the construction of a factory building. As of July 2023, the construction of the factory building has been completed and is in the expected usable state. According to the terms of the contract, 3% of the total contract price will be withheld as a quality guarantee deposit for the factory building, which will be paid to the supplier after a period of 2 years if the building has no quality issues. This matter constitutes a long-term payable, with an amount of $271,590 as of September 30, 2023.

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases, respectively.

For the fiscal year ended September 30, 2023, the Company had two significant customers which accounted for 47.5% and 17.8% of the Company’s total revenue, respectively. As of September 30, 2023, the Company had accounts receivable balances from four customers which accounted for 28.2%, 20.8%, 19.5% and 9.3% of the Company’s total accounts receivable balance.

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

For the fiscal year ended September 30, 2023, two suppliers accounted for 42.5% and 6.8% of the Company’s total purchase of raw materials, respectively. As of September 30, 2023, the Company had accounts payable balance to three suppliers which accounted for 37.4%,21.1%,12.4% of the Company’s total accounts payable balance.

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

NOTE 16 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties:

Name	Relationship with the Company
Tao Ling	Principal shareholder, Chief Executive Officer and Chairman of the Company
Xiaohong Yin	Principal shareholder and director of the Company
Bozhen Gong	Immediate family member of Tao Ling
Yun Tan	Immediate family member of Tao Ling
Rongxin Ling	Immediate family member of Tao Ling
Peizhen Zhang	Immediate family member of Tao Ling
Ying Ling	Immediate family member of Tao Ling
Nanjing Shun yi Jing Electric Technology Co., Ltd.	Principal shareholder is immediate family member of Tao Ling
Luzhou Nachuan Investment Limited	An entity which owns 5% equity interest of Luzhou Aozhi

2)	Related party transactions

For the fiscal year ended September 30, 2023, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand. The following table summarizes borrowing transactions with the Company’s related parties:

Name of Related Parties	Borrowing/ Collecting Amount	Payment/ Lending Amount
Xiaohong Yin	$5,097,075	$3,327,076
Tao Ling	793,955	793,955
Bozhen Gong	70,889	297,733
Ying Ling	141,778	-
Yun Tan	141,778	141,778
Nanjing Shun yi Jing Electric Technology Co., Ltd.	1,361,065	673,444
Total	$7,606,540	$5,234,786

As of September 30, 2023, a total of $10,964,912 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2023.

For the fiscal year ended September 30, 2022, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of Related Parties	Borrowing/ Collecting Amount	Payment/ Lending Amount
Xiaohong Yin	$2,441,555	$4,303,242
Peizhen Zhang	122,078	-
Bozhen Gong	305,194	1,068,180
Total	$2,868,827	$5,371,422

As of September 30, 2022, a total of $5,215,436 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2022

3)	Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2023 and 2022:

Accounts	Name of Related Parties	September 30, 2023	September 30, 2022
Due to related parties	Xiaohong Yin	$1,710,347	$-
Due to related parties	Bozhen Gong	68,531	295,213
Due to related parties	Yun Tan	178,180	182,751
Due to related parties	Rongxin Ling	137,061	140,578
Due to related parties	Peizhen Zhang	109,649	112,462
Due to related parties	Ying Ling	137,061	-
Due to related parties	Nanjing Shun yi Jing Electric Technology Co., Ltd.	664,748	-
Total due to related parties		$3,005,577	$731,004

NOTE 17 – STOCKHOLDERS’ EQUITY

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

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. Nanjing Zhancheng, the Company’s subsidiary in PRC, declared and paid dividends of $96,276 and $88,870 to Jiangsu Austin and the non-controlling equity holders during the year ended September 30, 2022. No dividends were declared or paid by the Company for the fiscal year ended September 30, 2023.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary reserve are made at the discretion of the Board of Directors of each of the Company PRC subsidiaries. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,771 and $1,496,314 as of September 30, 2023 and 2022, respectively.

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

Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in the Company’s subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. The non-controlling interests were $130,220 and $289,000 as of September 30, 2023 and 2022, respectively.

NOTE 18 – OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the fiscal years ended September 30, 2023, 2022 and 2021 consisted of the following:

	For the years ended September 30,
	2023	2022	2021
Government subsidies*	$773,716	$1,505,943	$517,054
Gain from settlement of payables**		-	556,808
Other miscellaneous non-business income (loss)	(31,444)	(226,384)	59,241
Total other income, net	$742,272	$1,279,559	$1,133,103

*	Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. Government subsidies as the support for certain assets were recorded in deferred government subsidies and are amortized in the future periods. For the years ended September 30, 2023, 2022 and 2021, the Company recorded government subsidies of $773,716, $1,505,943 and $517,054, respectively.

**	For the year ended September 30, 2021, the Company reached settlements with its vendors for several old outstanding payables in which the Company had no further obligations to pay these balances. These balances were generated from vendors that the Company had no business with during the reporting periods or no intention to further cooperate with.

NOTE 19 – LEASE

From the Perspective as a Lessee

The company has three operating lease contracts, which are used for production, manufacturing, and office purposes, with lease durations ranging from 2 to 3 years. These lease contracts provide the necessary production and office spaces for the company to support its business operations. The lease contracts for manufacturing facilities and offices do not have options for renewal, and there are no significant residual value guarantees or significant restrictive covenants included in the lease agreements.

In determining whether a contract contained a lease, we determined whether an arrangement was or included a lease at contract inception. Operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term.

When determining the discount rate, we consider the average interest rate (4.35%) of our two-year loans and calculate the present value of lease payments based on the information provided by the contract start date. The amortization expense of the Right-of-Use (ROU) asset is recognized on a straight-line basis over the lease term.

As of September 30, 2023 and 2022, the balances of ROU assets and liabilities, along with other information, are presented in the following table:

	September 30, 2023	September 30, 2022
Assets
Operating leases	$141,772	$5,571
Total right-of-use asset	$141,772	$5,571

	September 30, 2023	September 30, 2022
Liabilities
Operating leases	$(116,895)	$(89,917)
Lease Liability-current	(104,000)	(89,917)
Lease Liability-Non current	(12,895)	-
Total lease liability	$(116,895)	$(89,917)

The following table presents the Company's remaining lease liability by maturity as of September 30, 2023:

For the year ending September 30, 2023	Operating Leases
2024 lease payments	$118,171
Less: imputed interest	1,276
Total	$116,895

The Company reviews its ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. No impairment loss on ROU assets was recorded for the fiscal year ended up September 30, 2023 and 2022.

From the Perspective as a Lessor

The company leased a building to a third party for a period of 3 years starting in June 2021, without a purchase option at the end of the lease term. The company classified this lease as an operating lease. As per ASC 842, the lease income is recognized on a monthly basis throughout the lease term, as the company has provided the lessee with the right to use the building. The company chose to exclude sales taxes and other similar taxes collected from the lessee from revenue. There is no option for lease renewal stated in the lease agreement, and any contract renewal would be based on negotiations prior to the expiration of the lease.

As of September 30, 2023, the future rental income is as follows:

As of September 30, 2023
Remainder of 2024	$53,167
Total	$53,167

NOTE 20 – INCOME TAXES

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

The Company’s main operating subsidiary in PRC was certified as a High and New Technology Enterprise (“HNTE”) and enjoys a preferential tax rate of 15% since 2013, and the HNTE certificate needs to be renewed every three years. The subsidiary was eligible for a 15% preferential tax rate for the fiscal years ended September 30, 2023, 2022 and 2021, and the Company has renewed its HNTE certificate in December 2022 and thus its validity extends to December 2025.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended September 30, 2023, 2022 and 2021, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2023.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the fiscal years ended September 30, 2023, 2022 and 2021 as follows:

	For the years ended September 30,
	2023	2022	2021
Income before taxes excluded the amounts of loss incurring entities	$15,201	$4,936,803	$4,849,826
PRC EIT tax rates	25%, 20%，15%	25%, 15%	25%, 15%
Tax at the PRC EIT tax rates	$3,040	$740,521	$763,440
Tax effect of R&D expenses deduction	-	(618,891)	(1,105,212)
Tax effect of deferred tax recognized	616,763	106,775	208,832
Effect of preferential tax of PRC subsidiary	(2,413)	-	-
Tax effect of non-deductible expenses	(390,066)	98,538	75,854
Income tax provision	$227,324	$326,942	$(57,086)

Income taxes for the fiscal years ended September 30, 2023, 2022 and 2021 are attributed to the Company’s continuing operations in China and consisted of:

	For the fiscal years ended September 30,
	2023	2022	2021
Current income tax	$(354,476)	$118,905	$(265,918)
Deferred income tax	581,800	208,037	208,832
Total income tax provision	$227,324	$326,942	$(57,086)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2023 and 2022 are presented below:

	September 30, 2023	September 30, 2022
Deferred tax assets:
Bad debt allowance	$82,312	$85,006
Inventory impairment provision	216,892	164,987
Other deductible temporary difference	(143,805)	(55,232)
Net operating loss carry-forward	445,937	371,643
	(601,336)	-
Total	$-	$566,404

As of September 30, 2023 and 2022, allowance for the deferred tax assets was $601,336 and nil, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, Management believes that as of September 30, 2023, it is possible that the company may not realize the benefits of these deductible differences.

NOTE 21 – COMMITMENT AND CONTINGENCIES

The company has entered into a contract with a construction company for the construction of a factory in Sichuan. According to the terms of the contract, the company has an irrevocable commitment to make payments. As of September 30, 2023, the company still has the following payments to be made in accordance with the contract:

Future payments	Capital commitments
October 2023 to September 2024	$2,575,365
October 2024 to September 2025	271,590
October 2025 to September 2026	-
October 2026 to September 2027	-
October 2027 to September 2028	-
Thereafter	-
Total	$2,846,955

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2023 and 2022, the Company had no pending legal proceedings outstanding.

NOTE 22 – DISAGGREGATED REVENUE

The following table presents revenue by major product categories for the fiscal years ended September 30, 2023, 2022 and 2021, respectively:

	September 30, 2023		September 30, 2022		September 30, 2021
Revenue Category	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Sales of display modules	$27,793,530	48%	$35,113,651	34%	$96,087,963	58%
Sales of polarizers	27,526,662	48%	62,709,731	59%	62,625,352	37%
Research and developments	-	-%	5,715,914	5%	-	-%
Others	2,205,508	4%	1,877,450	2%	9,031,486	5%
Total	$57,525,700	100%	$105,416,746	100%	$167,744,801	100%

The revenue under category of others, are mostly from repairing services and mold product sales.

NOTE 23 – SEGMENT REPORTING

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

The following table presents revenues by geographic areas for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

	September 30, 2023		September 30, 2022		September 30, 2021
Country/Region	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Mainland China	$52,121,372	91%	$96,449,118	92%	$133,852,929	80%
Hong Kong and Taiwan	5,404,328	9%	8,948,112	8%	32,244,188	19%
Others	-	-%	19,516	-%	1,647,684	1%
Total	$57,525,700	100%	$105,416,746	100%	$167,744,801	100%

NOTE 24 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events to the balance sheet date of September 30, 2023 through January 30, 2024, the issuance of the consolidated financial statements. No other material subsequent events except for the disclosed in other footnotes above.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND 202

NOTE 25 –CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

	As of September 30,
	2023	2022
ASSETS
Cash and cash equivalents	$10,336	$17,673
Prepayments, deposits and other current assets	8,272,000	8,828,142
Investment in subsidiaries	13,340,885	13,340,885
Total assets	$21,623,211	$22,186,700

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accrued expenses and other current liabilities	55,000
Total liabilities	$55,000	$-

SHAREHOLDERS’ EQUITY
Ordinary Shares $0.0001 par value, 500,000,000 shares authorized, 14,006,250 and 14,006,250 shares issued and outstanding as of September 30, 2023 and 2022	1,401	1,401
Additional paid-in capital	23,256,219	23,256,219
Retained earnings	(1,689,399)	(1,070,920)
Accumulated other comprehensive loss		-
Total equity of the Company’s shareholders	21,568,221	22,186,700
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$21,623,221	$22,186,700

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

	For the years ended September 30,
	2023	2022	2021
Operating expenses:		-	-
General and administrative expenses	$(624,877)	$(1,070,920)	$-
Bank charges and others	(2,125)
Total operating expenses	(627,002)	(1,070,920)

Other non business income	8,523
Net loss	$(618,479)	$(1,070,920)	$-
Other comprehensive loss:			-
Foreign currency translation adjustment, net of nil tax	$(618,479)	$(1,070,920)	$-

Total comprehensive loss	$(618,479)	$(1,070,920)	$-

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

	For the years ended September 30,
	2023	2022	2021
Cash Flows from Operating Activities:
Net loss	$(618,479)	$(1,070,920)	$-
Changes in operating assets and liabilities:
Prepaid expenses and other	556,142
Accrued expenses and current liabilities	55,000	(556,141)	-
Net cash used in operating activities	(7,337)	(1,627,061)	-

Cash Flows from Investing Activities:
Long-term investment	-	(4,078,601)	-
Net cash used in investing activities	-	(4,078,601)	-

Cash Flows from Financing Activities:
Proceeds received from stock issuance		12,409,022
Payments to related parties	-	(6,685,687)	-
Net cash provided by financing activities	-	5,723,335	-

Effect of changes in currency exchange rates	-	-	-

Net (decrease) increase in cash and cash equivalents	(7,337)	17,673	-
Cash, cash equivalents and restricted cash at the beginning of year	17,673	-	-
Cash and cash equivalents and restricted cash at the end of year	$10,336	$17,673	$-

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