Form 20-F
period 2024-09-30
Ostin Technology Group Co., Ltd.
filed 2025-01-27
CIK 1803407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Tao Ling

Tel: +86 (25) 58595234

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.001 per share	OST	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,718,348 Class A ordinary shares, par value $0.0001 per share and 2,000,000 Class B ordinary shares, par value 0.0001 per share (1,571,835 Class A ordinary shares, par value $0.001 per share, and 200,000 Class B ordinary shares, par value 0.001 per share following the 1-for-10 reverse share split) issued and outstanding as of September 30, 2024.

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

OSTIN TECHNOLOGY GROUP CO., LTD.

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“AIO”	All-in-one computer

“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology

“China” or “PRC”	The People’s Republic of China, excluding Taiwan, solely for purpose of this annual report

“Class A Ordinary Shares”	Our class A ordinary shares, par value $0.001 per share

“Class B Ordinary Shares”	Our class B ordinary shares, par value $0.001 per share

“Code”	The United States Internal Revenue Code of 1986, as amended

“Exchange Act”	Securities Exchange Act of 1934, as amended

“IoT”	Internet of Things

“Jiangsu Austin”	Our wholly owned subsidiary, which is a company limited by shares incorporated in China

“LED”	Light emitting diode, a light emitting display technology

“Nasdaq”	Nasdaq Stock Market LLC

“Nanjing Aosa” or “WFOE”	Nanjing Aosa Technology Development Co., Ltd., our wholly owned subsidiary, which is a limited liability company formed in China

“OLED”	Organic light emitting diode, a light emitting display technology

“ordinary shares”	Our Class A Ordinary Shares and Class B Ordinary Shares

“Ostin”	Ostin Technology Group Co., Ltd., a Cayman Islands exempted company

“our company,” the “Company,” “us” or “we”	Ostin Technology Group Co., Ltd. and/or its consolidated subsidiaries, unless the context suggests otherwise

“PCAOB”	Public Company Accounting Oversight Board

“polarizer”	Polarizing film, a composite optical film used in LCD/OLED/AMOLED displays

“RMB” or “Renminbi”	Legal currency of China

“PFIC”	A passive foreign investment company

“SEC”	The United States Securities and Exchange Commission

“Shanghai Inabata”	Shanghai Inabata Trading Co., Ltd., a wholly owned subsidiary of Inabata & Co., Ltd.

“Securities Act”	The Securities Act of 1933, as amended

“TFT-LCD”	Thin-film transistor liquid crystal display, a display technology

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“VIE”	Variable interest entity whose financial statements were included in our consolidated financial statements as a result of a series of agreements based upon which, under U.S. GAAP (as defined below), we were considered the primary beneficiary of Jiangsu Austin for accounting purposes before Jiangsu Austin became our wholly owned subsidiary.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB7.0176 to US$1.00, the rate published by the Federal Reserve Board on September 30, 2024. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Ostin is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the risk of lack of inspection on our auditors by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Class A Ordinary Shares could decline in value or become worthless.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

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

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Audit Alliance LLP.

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

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, Audit Alliance LLP, headquartered in Singapore, is an independent registered public accounting firm with the PCAOB and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China — Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $25,958,620, $24,753,990 and $24,752,533   as of September 30, 2024, 2023 and 2022, respectively.

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

Under PRC law, Ostin may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended September 30, 2024, 2023, and 2022, Ostin provided funding to our PRC subsidiaries of $0, $0 and $4,078,600 respectively.

In addition, funds are transferred among our PRC subsidiaries for working capital purposes, primarily between Jiangsu Austin, our main operating subsidiary and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between Jiangsu Austin and its subsidiaries:

	Fiscal Years Ended September 30,
	2024	2023	2022
Cash transferred to its subsidiaries from Jiangsu Austin	$14,951,355	$8,617,106	$9,096,665
Cash transferred to Jiangsu Austin from its subsidiaries	$57,000	$-	$-

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

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our Class A Ordinary Shares. Ostin is a holding company with substantial all of its operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

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

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Class A Ordinary Shares could decline in value or become worthless.

●	The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering or future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

●	Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

●	We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry.

●	Our debt may restrict our operations, and cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

●	We depend on a key equipment supplier for the manufacture of polarizers, the loss of which could hurt our business.

●	We depend on the supply of raw materials and key component parts, and any adverse changes in such supply or the costs of raw materials may adversely affect our operations.

●	We are still in the process of obtaining certificates for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.

●	We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

●	Other flat panel display technologies or alternative display technologies could render our products uncompetitive or obsolete.

●	Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Risks Related to Ownership of our Class A Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to Class A Ordinary Shares, including, but not limited to, the following:

●	An active trading market for our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

●	The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

●	In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

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

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through VIE arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. In February 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our Class A Ordinary Shares, may also be adversely affected.

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

There remain uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

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

On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities within the time frame specified by the Overseas Listing Trial Measures. As a result, we were required to file with the CSRC within three business days after the completion of the first offering in connection with our shelf registration statement on Form F-3 (File No. 333-279177). However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Overseas Listing Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of the Company’s securities to significantly decline or be worthless. See” – The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Class A Ordinary Shares could decline in value or become worthless.

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

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that its app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to continue listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC central or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. If our holding company or any of our PRC subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to continue listing on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of the price of the Class A Ordinary Shares. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

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

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. As a result, we were required to file with the CSRC within three business days after the completion of the offerings in connection with our shelf registration statement on Form F-3 (File No. 333-279177). We submitted a report and other required materials in connection with the filing to the CSRC in due course. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Overseas Listing Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of the Company’s securities to significantly decline or be worthless.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the MOF, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to Ownership of Our Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We have notified substantial beneficial owners of Class A Ordinary Shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Dividends payable to our foreign investors and gains on the sale of our Class A Ordinary Shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company — Regulation — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our Class A Ordinary Shares may decline significantly.

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

Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOF. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the year ended September 30, 2024 after we file our annual report on Form 20-F for such year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong, among other jurisdictions, as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is currently subject to inspection by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our Class A Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCA Act and what was adopted on December 2, 2021 are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

Should the PCAOB be unable to fully conduct inspections in China, among other jurisdictions, which prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm, we and investors in our securities may be deprived of the benefits of such PCAOB inspections. Any inability of the PCAOB to conduct inspections of auditors could make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China or other jurisdictions that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, which could materially and adversely affect the value of in our securities. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to continue to list on Nasdaq, which could materially impair the market for and market price of our Class A Ordinary Shares.

Risks Related to Our Business and Industry

We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

Customers who account for greater than 10% of our total annual revenue are our major customers. We had two major customers accounting for 35.3% and 11.3% of our total revenue for the year ended September 30, 2024, respectively. We had two major customers accounting for 47.5% and 17.8% of our total revenue for the year ended September 30, 2023, respectively. We had two major customers accounting for 53.8% and 13.0% of our total revenue for the year ended September 30, 2022, respectively.

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

As of September 30, 2024, we had current assets and current liabilities of $20,844,359 and $40,961,435 respectively. Additionally, we incurred a net loss of $10,189,391 for the current year, resulting in an accumulated deficit of $18,527,479. Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our Class A Ordinary Shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

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

We have a substantial amount of debt. As of September 30, 2024, we had approximately $27 million of debt outstanding. Our substantial debt could have important consequences to you. For example, it could:

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

We have used, and expect to use, a vast majority of our equipment from Shanghai Inabata Trading Co., Ltd. (“Shanghai Inabata”), a wholly owned subsidiary of Inabata & Co., Ltd., which is affiliated with Sumitomo Chemical Co., Ltd., under an existing agreement with Shanghai Inabata to produce polarizers. Pursuant to our agreement with Shanghai Inabata, Shanghai Inabata provides us, free of charge, the principal equipment for manufacturing polarizers for a term of five years till September 2022, with an automatic renewal of one more year unless terminated by either party in writing with a three-month advance notice. The agreement has been automatically renewed and is currently in force. In the event that we are unable to use or purchase such equipment upon early termination or expiration of our agreement with Shanghai Inabata, or if we fail to secure the equipment to replace such equipment, our business would be hurt. As part of our strategic development plan in 2024, we plan to take steps to diversify similar equipment supplies to further enhance our production capabilities. We entered into certain purchase agreements with other equipment suppliers and put deposit for the new equipment since 2020. The equipment we purchased in 2024 almost 100% from domestic equipment vendors.

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

Two suppliers accounted for 43.2% and 10.9  % of our total purchase of raw materials for the year ended September 30, 2024, respectively. Two suppliers accounted for 42.6% and 6.8% of our total purchase of raw materials for the year ended September 30, 2023, respectively. Two suppliers accounted for 58.8% and 10.5% of our total purchase of raw materials for the year ended September 30, 2022, respectively. Any material change in the spot and forward rates could have a material adverse effect on the cost of our raw materials and on our operations. In addition, we do not enter into long-term contracts with our suppliers. If any of our major suppliers ceases to supply key raw materials to us and if we need alternative sources for key component parts for any other reason, these component parts may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period or on commercially acceptable terms, if at all. Shipments of affected products have been limited or delayed as a result of such problems in the past, and similar problems could occur in the future. An inability to obtain our key source supplies for the manufacture of our products might require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations.

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

Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our results of operations may be below the expectations of public market analysts and investors in some future periods, which may result in a decline in the price of our Class A Ordinary Shares.

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

Our customers generally provide rolling forecasts several months in advance of, and do not place firm purchase orders until several weeks before, the expected shipment date. There is no assurance that there will not be unexpected decreases in firm orders or subsequent changes to placed orders from our customers. In addition, due to the cyclical nature of the display panel industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in our Class A Ordinary Shares.

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

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your Class A Ordinary Shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

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

A significant portion of our revenue was derived from sales of display modules. For the years ended September 30, 2024, 2023 and 2022, revenues from such sales contributed to approximately 56%, 48% and 31% of our total revenue, respectively. Though we expect this revenue concentration in sales of display modules to decline over time when we ramp up the production and sales of polarizers as well as develop new products, we may not be successful in our efforts and may continue to heavily rely on sales of display modules for a significant portion of our revenue. A decrease in the revenues from those products, an increase in the material and manufacturing costs, changing consumer preferences or material quality issues concerning those products may materially and adversely affect our business and operating results in the near future.

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

We have employed a considerable number of outsourced workers for our operations. As of September 30, 2024, 2023 and 2022, we had 126, 51 and 96 outsourced employees, respectively, accounting for 52%, 22.6% and 37.5% of our total workforce. In addition, some of the outsourced employees worked in certain key roles. As a result of our failure to comply with the Labor Dispatch Provisions, we may be ordered by relevant labor administrative authorities to rectify our noncompliance within a specified period. If we fail to rectify the noncompliance within the specified period, we may be subject to fines of up to RMB10,000 for each incompliant outsourced worker.

Ostin is a holding company and it relies on its PRC subsidiaries for all of this operations in China. We also rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to pay dividends to us, or any tax implications of making dividend payments to us, could have a material adverse effect on our ability to pay dividends to holders of the Class A Ordinary Shares.

Ostin is a holding company incorporated in the Cayman Islands. It relies on its PRC subsidiaries for substantially all operation in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividend policy s or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, which are wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Ownership of our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

Our Class A Ordinary Shares are listed on the Nasdaq. We cannot assure you that a liquid public market for our Class A Ordinary Shares will continue. If an active public market for our Class A Ordinary Shares does not continue, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for health and wellness products;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

●	negative publicity regarding Chinese listed companies.

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

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

The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

The listing of our Class A Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 19, 2024, the Company received a written notification from Nasdaq, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our Class A Ordinary Shares for the 30 consecutive business days from December 5, 2023 to January 18, 2024, the Company no longer meets the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 17, 2024, to regain compliance with the Minimum Bid Price Requirement. On July 18, 2024, the Company received another written notification from Nasdaq, notifying that the Company is eligible for an additional 180 calendar day period, or until January 13, 2025, to regain compliance with the Minimum Bid Price Requirement. Nasdaq’s determination was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse share split. On November 26, 2024, the extraordinary general meeting of shareholders of the Company convened during which the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) was approved and adopted to effect a reverse share split at a ratio of 1-for-10 (the “Reverse Share Split”). On December 31, 2024, the Company effected the Reverse Share Split of its outstanding ordinary shares and preference shares at a ratio of 1-for-10 and Class A Ordinary Shares began trading on Nasdaq on a split-adjusted basis. On January 16, 2025, Nasdaq notified the Company that it has regained compliance with the Minimum Bid Price Requirement.

Ostin’s Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of Ostin’s Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of Ostin’s Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of the Class A Ordinary Shares of the Company to investors and cause the trading volume of Class A Ordinary Shares of the Company to decline, which could result in a further decline in the market price of Class A Ordinary Shares of the Company.

In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Ostin’s Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Class A Ordinary Shares, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

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

Our Third Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares.

Some provisions of our Third Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Third Amended and Restated Memorandum and Articles of Association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our CEO has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this annual report, Tao Ling, our Chairman of the board of directors and Chief Executive Officer, beneficially owns an aggregate of 71.25% of our aggregate voting power, including 10.14% of our issued and outstanding Class A Ordinary Shares, and 100% of our issued and outstanding Class B Ordinary Shares. Accordingly, Mr. Ling could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Ling will also have the power to prevent or cause a change in control. Without the consent of Mr. Ling, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Ling could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Ling may differ from the interests of our other shareholders. The concentration in the ownership of our Class A Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding Mr. Ling and his affiliated entity, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our Third Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Third Amended and Restated Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than 10% in par value of the share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 5 clear days is required for the convening of a general meeting. A quorum required for a general meeting is the holders of one-third of the issued and outstanding shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in China through Jiangsu Austin and its subsidiaries. Our principal executive offices are located at Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046 and our telephone number is +86 (25) 58595234. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, NY 10168.

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

In April 2021, Nanjing Aosa and Jiangsu Austin unwound part of the VIE Arrangements with the minority shareholders of Jiangsu Austin who were not directors, supervisors or senior management members of Austin (the “non-management VIE Shareholders”) and whose shares of Jiangsu Austin were no longer subject to the limitations as a result of Jiangsu Austin’s voluntary delisting from the NEEQ, through exercise of an exclusive option to purchase an aggregate of 17,869,615 shares of Jiangsu Austin from the non-management VIE Shareholders as well as certain VIE Shareholders who were directors, supervisors or senior management members of Jiangsu Austin. As a result, our company, through Nanjing Aosa, held an aggregate of 57.88% of the shares of Jiangsu Austin directly with the remaining 39.97% controlled through the VIE Arrangements. The remaining 2.15% of the shares of Jiangsu Austin were owned by two individual shareholders including Tao Ling, our Chief Executive Officer and Chairman who held 1.54% of the shares.

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

In February 2022, we fully terminated the VIE Arrangements and completed the reorganization of our corporate structure, as a result of which we held 97.85% of the issued and outstanding shares of Jiangsu Austin.

On April 29, 2022, we consummated our initial public offering of 3,881,250 ordinary shares (388,125 Class A Ordinary Shares following the Reverse Share Split) at a price of $4.00 per share ($40.00 per share following the Reverse Share Split), generating gross proceeds of $15,525,000 before deducting underwriting discounts and commissions and offering expenses.

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

On March 8, 2023, Pintura.Life LLC, a limited liability company, was established in California, the United States. Austin Optronics Technology Co., Ltd. acquired a majority ownership of Pintura.Life LLC on June 18, 2023. We primarily promote and sell our independently developed Pintura products in the U.S. market through Pintura.

On July 24, 2023, to align with our strategic adjustments within our corporate structure and our future development strategy, Jiangsu Austin transferred its entire share ownership in Austin Optronics Technology Co., Ltd. to Ostin Technology Limited.

On November 20, 2023, Suhong Yuanda transferred 500,000 shares of Jiangsu Austin to Shenzhen Ouxun Electronic Co., Ltd., a PRC limited liability company. As a result, we currently hold 99% of the issued and outstanding shares of Jiangsu Austin.

On January 3, 2024, Sichuan Ausheet Electronic Materials Co., Ltd. (“Sichuan Ausheet”) transferred 71.43% of equity interest in Sichuan Auniu New Materials Co., Ltd. (“Sichuan Auniu”) to Nanjing Oni Investment Management Partnership Enterprise (Limited Partnership) (“Nanjing Oni”). As a result, Sichuan Ausheet and Nanjing Oni held 28.57% and 71.43% of shares of Sichuan Auniu, respectively.

On January 23, 2024, Sichuan Auniu, together with Nanjing Oni entered into a capital injection agreement with certain new investors. As a result, Sichuan Ausheet and Nanjing Oni hold 20% and 52% of shares of Sichuan Auniu, respectively.

On March 28, 2024, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, the Company’s authorized share capital was increased from US$50,000 divided into 499,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, to US$500,000 divided into 4,991,000,000 class A ordinary shares of a par value of US$0.0001 each, 8,000,000 class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each by (i) re-designation of all ordinary shares issued and outstanding as a consequence of the resolutions above, into class A ordinary shares with a par value of US$0.0001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association; (ii) re-designation of 4,974,193,750 unissued ordinary shares of a par value of US$0.0001 each into 4,974,193,750 class A ordinary shares of a par value of US$0.0001; and (iii) re-designation of 8,000,000 unissued ordinary shares into 8,000,000 class B ordinary shares with a par value of US$0.0001 each with 20 votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association. The Company shall, at the time of the above resolutions, have not less than 8,000,000 authorized but unissued ordinary shares.

On the same date, the shareholders approved for the Company to repurchase 2,000,000 Class A Ordinary Shares (200,000 Class A Ordinary Shares following the Reverse Share Split) registered in the name of SHYD Investment Management Limited at an amount equal to the aggregate par value of US$200 (the “Repurchase Price”) and the Repurchase Price out of the proceeds from a fresh issue of 2,000,000 Class B Ordinary Shares (200,000 Class B Ordinary Shares following the Reverse Share Split) to SHYD Investment Management Limited. Following the repurchase and issue of Class B Ordinary Shares, the Company’s issued share capital remained unchanged, and SHYD Investment Management Limited owned 1,908,612 Class A Ordinary Shares (190,862 Class A Ordinary Shares following the Reverse Share Split) and 2,000,000 Class B Ordinary Shares (200,000 Class B Ordinary Shares following the Reverse Share Split) of the Company, respectively, represented approximately 76.5% of our outstanding voting power. Tao Ling, Ostin’s Chief Executive Officer and Chairman is the sole shareholder and director of SHYD Investment Management Limited. Consequently, he may be deemed the beneficial owner of the securities held by SHYD Investment Management Limited and exercises voting and dispositive power over such securities.

On August 15, 2024, Sichuan Auniu convened its extraordinary general meeting of shareholders, during which the shareholders of Sichuan Auniu adopted resolutions to increase its authorized share capital, among others. As a result, Sichuan Ausheet and Nanjing Oni subscribed for additional shares in Sichuan Auniu. Following the increase in share capital of Sichuan Auniu and the share subscription, Sichuan Ausheet and Nanjing Oni hold 40% and 34.5% of shares of Sichuan Auniu, respectively.

On November 26, 2024, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, the shareholders approved (i) the Company’s authorized share capital of US$500,000 divided into 4,991,000,000 class A ordinary shares of a par value of US$0.0001 each, 8,000,000 class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of US$500,000 will be divided into: (i) 499,100,000 class A ordinary shares of par value of US$0.001 each, (ii) 800,000 class B ordinary shares of par value of US$0.001 each, and (iii) 100,000 preference shares of a par value of US$0.001 each (the “Share Consolidation”); (ii) the transfer agent and share registrar of the Company be and is hereby authorized to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation; and (iii) the registered office provider of the Company be and is hereby authorized to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation. At the same meeting, the shareholders also approved, ratified and confirmed the appointment of Audit Alliance LLP as the independent public accounting firm for the year ended September 30, 2024.

On December 31, 2024, the Company effected the Reverse Share Split of its ordinary shares and preference shares at a ratio of 1-for-10 and the Class A Ordinary Shares began trading on Nasdaq on a split-adjusted basis.

On January 10, 2025, the Board of Directors, Nominating Committee and Corporate Governance Committee of the Company approved and confirmed the appointment of Lai Kui Sen as a director and the Co-Chief Executive Officer of the Company. The title of Mr. Tao Ling was changed from Chief Executive Officer of the Company to the Co-Chief Executive Officer of the Company.

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

Company	License/Permission	Issuing Authority	Validity
Jiangsu Austin Optronics Technology Co., Ltd.	Business License	Jiangsu Provincial Administration for Market Regulation	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Jinling Customs, People’s Republic of China	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Sichuan Ausheet Electronic Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Chengdu Customs, People’s Republic of China	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
	Certificate of Safety Production Standardization	Chengdu Bureau of Emergency Management	Until July 15, 2027
Nanjing Aoting Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Until May 12, 2045
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
	Certificate of Safety Production Standardization	Emergency Management Bureau of Nanjing Jiangbei New Area Management Committee	Until January 2, 2027
Luzhou Aozhi Optronics Technology Co., Ltd.	Business License	Market Supervision Bureau of Naxi District, Luzhou City	Long-term
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Sichuan Auniu New Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term
Jiangsu Huiyin Optronics Co., Ltd.	Business License	Nanjing Municipal Administration for Industry and Commerce	Until May 1, 2043
Nanjing Zhancheng Photoelectron Co., Ltd.	Business License	Market Supervision Bureau of Xuanwu District, Nanjing City	Until December 14, 2031
Austin Optronics Technology Co., Ltd.	Business License	The Companies Registry (Hong Kong)	Long-term
Nanjing Aosa Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Long-term
Beijing Suhongyuanda Science and Technology Co., Ltd.	Business License	Beijing Municipal Administration for Market Supervision	Until September 23, 2049

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

Our dedication to technology and innovation has helped us win the high new-tech enterprise designation in Jiangsu Province, China, which entitles Jiangsu Austin, our main operating entity in China, to a preferential tax rate of 15% and other recognitions, including but not limited to, Jiangsu Provincial Credit Enterprise and Key Optoelectronic Product Laboratory, which are endorsements to our credit and research and development capabilities.

We are a supplier of display modules and polarizers in China. We design, develop and manufacture TFT-LCD modules in a wide range of sizes and customized sizes according to the specifications of our customers. Our display modules are mainly used in consumer electronics, commercial LCD displays and automotive displays. We also manufacture polarizers used in the TFT-LCD display modules and protective films for the OLED display panel.

We seek to improve our market position through our close collaborative customer relationships and a focus on the development of high-end display products and new display materials. Our customers include many of the leading manufacturers of computers, automotive electronics and LCD displays primarily in China. We have also successfully introduced our polarizers to many companies in China and have witnessed a significant revenue since we commenced the production and sales of polarizers in 2019, and expanded our product lines to include polarizers used for both vertical alignment (VA) panels and in-plane switching (IPS) panels in 2020. However, due to the impact of the COVID-19 pandemic on the global economy and fast development of the smartphones market, most of our customers were focusing on reducing their stock, resulting in a significant decline in the demand in the following years. As our Company is an upstream producer in the display industry chain, this directly led to a continuous decline in our order volume. Consequently, our sales experienced decline from 2022 till the date of this annual report. However, as the inventories of our customers are gradually cleared, we anticipate a recovery in demand. Moreover, the decline in sales during this period has led to a reduction in competitors, and orders are expected to be concentrated among the leading players. Consequently, we believe that we are in a position to capture a larger market share in 2025.

In 2024, we completed the development of our new IoT display products and officially launched them on the market for sale, including our all-in-one intelligent conference system and Pintura wireless photo transmission system. These products have received a favorable market response, leading to an increase in customer orders toward the end of 2024. We intend to focus our efforts on these products, and we believe that this strategic approach will contribute to a gradual recovery in the Company’s sales performance, which is expected to rise in 2025.

During the years ended September 30, 2024, 2023 and 2022, our revenues were $32,463,213, $57,525,700 and $105,416,746, respectively, and net (loss)/income were $(10,189,391), $(11,013,966) and $112,227, respectively.

Our Products

We mainly manufacture two categories of products: display modules and polarizers. Additionally, as part of our future product development strategy, we have launched and consolidated our self-developed products, including Pintura wireless photo transmission system, all-in-one intelligent conference system and smart watches into our main product manufacture and sales portfolio, in order to further diversify and strengthen our product offerings to the market.

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

Consumer Electronics

Our display modules for consumer electronics include AIOs, monitors, laptop computers and tablets and range from 12.1 inches to 31.5 inches in size in a variety of display formats. Revenue from sales of our display modules for consumer electronics was approximately $16,752,162 or 92.32% of our total revenue from sales of display modules in the year ended September 30, 2024, approximately $25,776,249, or 92.74% of our total revenue from sales of display modules in the year ended September 30, 2023, and approximately $22,132,134, or 63.03% of our total revenue from sales of display modules in the year ended September 30, 2022.

In the year ended September 30, 2024, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules. In the year ended September 30, 2023, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules. In the year ended September 30, 2022, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules.

Consumer demand for laptop computers has steadily declined in recent years due to competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality. In an effort to maintain the competitiveness of our products, we have focused on the research and development, production and sales of display modules with higher specifications such lower energy consumption, as higher resolutions and refresh rates, and reduced thickness and weight. As discussed above, the demand for consumer electronics including TVs, monitors, and entertainment devices has been reduced due to market saturation during the early stages of the pandemic. This has resulted in a decline in our sales of display modules during the year ended September 30, 2022, compared to the previous year. The consumer electronics market has not recovered from the downturn. As of September 30, 2023, despite China’s easing of COVID-19 related restrictions, the negative impact on the market persisted, and consumer electronics sales continued to show a downward trend. As of September 30, 2024, the consumer electronics market had not rebounded from its downturn, and consumer electronics sales continue to show a downward trend. It indicates ongoing challenges in market demand and conservative consumer behavior.

Automotive Display

Our display modules used in automobiles range from 7.8 inches to 13.3 inches in wide formats. Revenue from sales of our display modules in this category was approximately $670,960, or 3.70% of our total revenue from sales of display modules in the year ended September 30, 2024, approximately $1,312,628, or 4.72% of our total revenue from sales of display modules in the year ended September 30, 2023, and approximately $5,562,002, or 15.84% of our total revenue from sales of display modules in the year ended September 30, 2022.

During the year ended September 30, 2024, our principal products in terms of sales revenue in this category were 9.7-inch and 10.4-inch display modules. During the year ended September 30, 2023, our principal products in terms of sales revenue in this category were 9.7-inch and 10.4-inch display modules. During the year ended September 30, 2022, our principal products in terms of sales revenue in this category were 10.25-inch and 12.3-inch display modules.

Customers have become more demanding for in-vehicle infotainment systems which drives the automakers to launch larger display systems with better quality and more functions. The increasing popularity of head-up displays and rear-seat entertainment displays is also fueling the growth of automotive display markets. We are working with a number of automakers in China to develop and manufacture in-car display modules that meet their specifications. However, a decade-long national subsidy from the Chinese government for new energy vehicles was officially discontinued from January 1, 2023. As a result, the sales of display modules for automotive displays were adversely impacted.

Commercial LCD Display

Our display modules used in commercial LCD displays range from 32.0 inches to 104.0 inches. Revenue from sales of our display modules in this category was approximately $723,577, or 3.99% of our total revenue from sales of display modules in the year ended September 30, 2024, approximately $704,653, or 3.34% of our total revenue from sales of display modules in the year ended September 30, 2023, and approximately $7,419,515, or 21.13% of our total revenue from sales of display modules in the year ended September 30, 2022.

During the years ended September 30, 2024, our principal products in terms of sales revenue in this category were 55-inch display modules. During the years ended September 30, 2023, our principal products in terms of sales revenue in this category were 55-inch display modules. During the year ended September 30, 2022, our principal products in terms of sales revenue in this category were 55-inch display modules.

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

We mainly manufacture polarizers ranging from 18.5 inches to 70 inches, which are sold to manufacturers of TFT-LCD panels. For the years ended September 30, 2024, 2023 and 2022, we achieved sales of polarizers of $12,137,669, $27,526,662 and $62,709,731, respectively.

End Products

In an effort to increase our profits as well as utilizing our extensive resources and expertise in the display panel industry, we have diversified into the production and sales of display products for end users such as commercial display and consumer electronics, which generally have a higher profit margin than our display module products. We have independently developed new technologies that are used in our proprietary products, such as the all-in-one intelligent conference system and Pintura wireless photo transmission system. Sales of Pintura wireless photo transmission system has started in China since October 2023. We have launched an upgraded version of Pintura wireless photo transmission system in the United States since the first quarter of 2024. To boost our marketing efforts for these products, we have increased our sales force by hiring more sales representatives, providing end-user-focused sales training, and investing in electronics exhibitions and advertisements. As the year end of 2024, the sales of the Pintura products on domestic e-commerce platforms had already ranked among the top three and we will devote more effort on overseas markets by the end of the calendar year of 2024. We believe the sales will has a significant growth in 2025.

Sales and Marketing

The following table sets forth for the periods indicates the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers or their system integrators.

	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
Regions	Sales	% of Total Sales	Sales	% of Total Sales	Sales	% of Total Sales
Mainland China	$29,956,914	92%	$54,466,044	95%	$96,449,118	91%
Hong Kong and Taiwan	$2,395,542	7%	$3,059,656	5%	$8,948,112	9%
Others	$110,757	1%	$-	-%	$19,516	-%
Total	$32,463,213	100%	$57,525,700	100%	$105,416,746	100%

Display Modules

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

A substantial portion of our sales is attributable to a limited number of long-term customers. Our top customers (which each accounted for 10% or more of our sales in each period) together accounted for 42.44%, 65.3% and 66.8%, respectively, of our total sales for the years ended September 30, 2024, 2023 and 2022.

Polarizers

We sell polarizers to LCD display panel manufacturers. We have one major customer who contributed to approximately 95.52%, 99.67%, and 53.8% of our polarizer sales in the years ended September 30, 2024, 2023 and 2022, respectively.

Our sales and marketing department seeks to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have sales offices in Shanghai, Beijing, Xi’an, Chongqing, Taiwan, Shenzhen, Shandong and Hong Kong, and, as of September 30, 2024, our sales and marketing force employed a total of 20 employees in these regional offices and our headquarters.

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

Two suppliers accounted for 43.2% and 10.9% of our total purchase of raw materials for the year ended September 30, 2024, respectively. Two suppliers accounted for 42.6% and 6.8% of our total purchase of raw materials for the year ended September 30, 2023, respectively. Two suppliers accounted for 58.8% and 10.5% of our total purchase of raw materials for the year ended September 30, 2022, respectively.

Equipment and Suppliers

We purchase equipment from a selected number of qualified manufacturers to ensure consistent quality, timely delivery and performance. We purchased most of our equipment from overseas suppliers, primarily Japanese. We maintain strategic relationships with many equipment manufacturers as part of our efforts to reduce costs and we aggressively negotiate prices and other terms with our vendors. In addition, in recent years we have substituted a portion of our equipment purchased from Japanese vendors with purchases from Chinese suppliers to reduce costs. Currently, we purchase approximately 100% of our equipment from Chinese suppliers on an invoiced basis.

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

Material Contracts

Set forth below is a summary of all material agreements to which we are a party entered into within the preceding three years, excluding the contracts entered into in the ordinary course of our business.

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

Luzhou Aozhi completed equipment installation and commenced production in August 2020, and achieved production of display modules of RMB12,606,825(US$1,749,903) for the year ended September 30, 2024, RMB4,065,122 (US$557,171) for the year ended September 30, 2023, and RMB41,557,738 (US$5,695,962) for the year ended September 30, 2022. We do not believe we are expected to generate RMB1 billion (US$137 million) in both annual production and sales each year immediately after production. However, we are negotiating with the Naxi Government to amend the terms of the Naxi Investment Agreement seeking relief from the conditions qualifying for the governmental benefits, grants and subsidies. If we fail to obtain such relief, the Naxi Government may withdraw all the benefits conferred to Luzhou Aozhi. For the year ended September 30, 2024, Luzhou Aozhi received a total amount of RMB475,621.40 (US$66,019) in benefits, grants and subsidies from the Naxi Government. For the year ended September 30, 2023, Luzhou Aozhi received a total amount of RMB493,721 (US$67,670) in benefits, grants and subsidies from the Naxi Government. For the year ended September 30, 2022, Luzhou Aozhi received a total amount of RMB71,033 (US$9,736) in benefits, grants and subsidies from the Naxi Government.

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

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior years have been offset. Profits retained from prior years may be distributed together with distributable profits from the current year.

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

We have a monthly designed production capacity of approximately 470,000 TFT-LCD display modules (assuming 21 inch in size) and 2,136,000 square meters of polarizers. As of the date of this annual report, we have reached approximately 30% of the monthly designed production capacity. The capacity may be subject to change due to factors such as product mix, technological changes and production efficiency improvement. Our new Phase II factory for production and sales of polarizers and other liquid crystal film materials is located in Chengdu City, Sichuan Province, As of the date of this annual report, construction of the factory has been completed and will commence production of the OLED displays at the factory in 2025. We expect to reached 50% of the monthly designed production capacity at the year end of 2025.

As of September 30, 2024, our principal manufacturing sites were located in the PRC. The following table sets forth certain information relating to our principal facilities as of September 30, 2024.

Location	Size (Square Meters)	Primary Use	Owned or Leased
Room 101, Building 2, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province	2,066*	Office	Owned***
Building 6, Smart Manufacturing Industrial Park, 6 Zhida Road, Jiangbei New District, Nanjing, Jiangsu Province	8,888**	Manufacturing of 7.8-14.3 inch display modules, and 43-104 inch display modules	Leased
Three Groups of Qingyunsi Village, Four Groups of Shaojiadian Village and Eight Groups of Lanjiagou Village, Gongxing Street, Qinglan Road East, Shuangliu District, Chengdu, Sichuan Province	33,394	Manufacturing of polarizers	Owned****
Building 2, No. 13, Section 1, Lantian Road, Dongsheng Street, Naxi District, Luzhou, Sichuan Province	5,987	Manufacturing of 18.5-55 inch display modules	Leased

*	We are authorized by the Industrial Park to use an additional 1,334 square meters attached to the property as warehouse free of charge.
**	We are authorized by the Industrial Park to use an additional 3,112 square meters on the rooftop of the property.
***	The land on which our facilities are located is leased from the PRC government.
****	We own the land use right for the land where our facilities are located.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those set forth in “Item 3. Key Information – D. Risk Factors.” All amounts included herein with respect to the years ended September 30, 2024 and 2023 are derived from our consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Item 5.A. Operating Results

Overview

We are a supplier of display modules and polarizers based in China. We design, develop, and manufacture TFT-LCD modules in a wide range of sizes, including custom sizes tailored to our customers’ specifications. Our display modules are primarily used in consumer electronics, commercial LCD displays, and automotive displays. In addition to manufacturing polarizers used in TFT-LCD display modules, we are also in the process of developing protective films for OLED display panels. Furthermore, we distribute various sizes of display products through business-to-business (B2B) offline channels and business-to-consumer (B2C) online channels such as Tmall flagship store, JD.com and Douyin online stores and are currently developing Pintura, our new IoT display products. In 2025, we anticipate expanding our offerings to include software services related to our IoT display products.

We were founded in 2010 by a group of industry veterans, and have been operating our business, primarily through our wholly-owned subsidiary, Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”), and its subsidiaries. We currently operate our headquarter and three manufacturing facilities across China, collectively spanning 50,335 square meters. Our headquarter and one factory for the manufacture of display modules is located in Jiangsu Province, one factory for the manufacture of TFT-LCD polarizers is located in Chengdu, Sichuan Province, and another factory for the manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, and commercial offices is located in Luzhou, Sichuan Province.

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

Recent Developments

During the year ended September 30, 2024, we continued our efforts on new product development, including introduction of a new protection film for OLED panels and wafers, offering enhanced protection against dust and scratches. This protection film will be produced using the same facilities we used for polarizers. We continued our efforts on research and development, and refining our manufacturing process after extensive testing for improvement in the first half of 2024. We started mass production of the protection film in the second half of 2024.

In an effort to increase profits and fully utilize our expertise in the display panel industry, we have expanded our production to include end-user display products, such as commercial displays and consumer electronics, which generally offer higher profit margins than our display module products. Additionally, we have independently developed new technologies for our proprietary products, including the all-in-one intelligent conference system and the Pintura wireless photo transmission system which was launched in China since September 2022. Our sales focus has been primarily on the B2B market. However, as our sales progressed, extensive market analysis led us to strategically pivot towards the B2C market, necessitating a comprehensive upgrade of our products to align with this shift. To bolster the marketing of these innovative products, we have strengthened our sales force by adding more representatives, provided targeted end-user sales training, increased our participation in electronics exhibitions, and amplified our advertising expenditures. These efforts are part of our broader strategy to enhance market penetration for our products oriented towards end-users. We launched a crowdfunding campaign for Pintura wireless photo transmission system products in the United States in March 2024, and raised nearly $100,000 on a crowdfunding platform by June 2024. In addition, we have introduced Pintura wireless photo transmission system products in China since mid-February 2024 through different sales channels, including traditional e-commerce platforms, new media business, and domestic offline stores. We plan to expand Pintura wireless photo transmission system products’ presence on more e-commerce platforms and enter European and other international markets in 2025.

During the year ended September 30, 2024 we have leveraged on our research and development capabilities and expertise in the display module field to develop customized solutions for our clients. We continue to apply new technologies to our self-developed products, including the all-in-one intelligent conference system and the Pintura wireless photo transmission system. For the all-in-one intelligent conference system, we have enhanced its AI functionalities, such as the accuracy of facial and voice recognition. The Pintura wireless photo transmission system has undergone simultaneous hardware and software upgrades based on feedbacks from our current customers.

On January 19, 2024, the Company entered into certain securities purchase agreement with an accredited investor pursuant to which the Company sold a senior unsecured convertible note in the original principal amount of $550,000 at a purchase price of $500,000. Subject to certain sales limitation, the note is convertible into Class A Ordinary Shares beginning on the date that is six months from the closing date. On January 22, 2024, the Company completed its issuance and sale of the note pursuant to the securities purchase agreement. The issuance of the note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The gross proceeds from the sale of the note were $500,000 prior to deducting transaction fees and estimated expenses. The Company intended to use the proceeds for working capital and general corporate purposes. On June 24, 2024, the Company repaid the convertible promissory note dated January 19, 2024 in full, and the investor released the Company from any and all obligations and liabilities under the note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

On January 31, 2024, the Company entered into certain subscription agreement and registration rights agreement with a “non-U.S. Person” investor as defined in Regulation S of the Securities Act for a private placement of unregistered shares. Pursuant to the subscription agreement, the Company agreed to issue and sell to the investor 2,800,000 unregistered Class A Ordinary Shares of the Company (280,000 Class A Ordinary Shares following the Reverse Share Split) at a purchase price equivalent to US$0.35 per share (US$3.50 per share following the Reverse Share Split). The Company received US$980,000 in gross proceeds from the private placement of unregistered Class A Ordinary Shares. The private placement was closed on February 7, 2024. The issuance of these unregistered Class A Ordinary Shares in the private placement was exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

On June 21, 2024, the Company entered into certain securities purchase agreement with an accredited investor pursuant to which the Company sold a senior unsecured convertible note in the original principal amount of $1,360,000, at a purchase price of $1,250,000. Subject to certain sales limitation, the note is convertible into Class A Ordinary Shares of the Company beginning on the closing date and continuing thereafter until the note is repaid in full. On June 24, 2024, the Company completed its issuance and sale of the note pursuant to the securities purchase agreement. The investor has previously invested in securities of the Company or otherwise had pre-existing relationships with the Company; however, the Company did not engage in general solicitation or advertising with regard to the issuance and sale of the note. The Class A Ordinary Shares, as converted, were registered with the SEC pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-279177), which was initially filed with the SEC on May 7, 2024, and was declared effective on May 28, 2024 (the “Shelf Registration Statement”). The Company filed the prospectus supplement to the Shelf Registration Statement with the SEC on June 21, 2024. The gross proceeds from the sale of the note were $1,2500,000, prior to deducting transaction fees and estimated expenses. The Company intended to use the proceeds for repayment of the prior convertible promissory note dated January 19, 2024, and working capital for general corporate and administrative purposes. On December 30, 2024, the Company repaid the convertible promissory note dated June 21, 2024 in full, and the investor released the Company from any and all obligations and liabilities under the note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (162,338 Class A Ordinary Shares following the Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (162,338 Class A Ordinary Shares following the Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the VWAP of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses.

On December 26, 2024, the Company entered into certain loan agreement with DASHENG CONSULTIHNG SERVICES LIMITED (the “Lender”) for the principal sum of US$1,200,000 (the “Loan”), pursuant to which the Company agreed to repay the Lender the amount of US$1,207,000, plus all accrued interests in full on or before the maturity date of one (1) month from the date the funds are disbursed to the Company. The Loan has an interest of one percent per annum.

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

Impact of the Covid-19 Pandemic

During the year ended September 30, 2024, the adverse effects of the COVID-19 pandemic on the business sector that we operate in persists, due to the negative impact on both international and domestic economies, as well as various geopolitical factors. Although the Chinese government has now lifted the restrictions and we have resumed normal business operations, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	The demand for consumer electronics, including TVs, monitors, and entertainment devices, has experienced a decline due to market saturation. This saturation emerged during the period of government restrictions when there was an increased demand for in-home entertainment. Now, with the lifting of these controls, the market has transitioned into a state of saturation for consumer electronics. Additionally, a shift in consumer spending towards outdoor activities such as tourism has further diminished the demand for these products. This shift, coupled with the economic impacts of the pandemic such as reduced savings and wages, has led to a decline in our sales and prices of display modules for the year ended September 30, 2024, compared to the previous year.

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

Results of Operations

For the Years Ended September 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Years Ended September 30,		Variance
	2024	2023	Amount	Percentage
Sales	$32,463,213	$57,525,700	$(25,408,997)	(44)%
Cost of sales	30,776,919	55,472,097	25,044,701	(45)%
Gross profit	$1,686,294	$2,053,603	$(367,309)	(18)%

Operating expenses:
Selling and marketing expenses	2,046,551	2,385,663	(339,112)	(14)%
General and administrative expenses	7,569,646	7,335,362	(211,062)	(3)%
Research and development costs	1,700,578	2,783,008	(1,130,166)	(41)%
(Gain) from disposal of property, plant and equipment	(101,177)	(194,526)	129,795	(67)%
Total operating expenses	$(11,215,598)	$(12,309,507)	$1,550,545	(13)%

Operating (loss) income	$(9,529,304)	$(10,255,904)	$1,186,248	(12)%

Other income (expenses):
Interest income (expense), net	(1,646,275)	(1,273,010)	(373,737)	29%
Other income (expenses), net	1,009,340	742,272	274,695	37%
Total other expenses, net	$(636,935)	$(530,738)	$(99,042)	19%

Loss before income taxes	$(10,166,239)	$(10,786,642)	$1,087,206	(10)%
Income tax expense	(23,152)	(227,324)	204,172	(90)%

Net loss	$(10,189,391)	$(11,013,966)	$1,291,378	(12)%

Sales

The following table presents revenue by major product and service categories for the years ended September 30, 2024 and 2023, respectively.

	September 30, 2024		September 30, 2023
Revenue Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Sales of display modules	$18,146,699	56%	$27,793,530	48%
Sales of polarizers	12,137,669	37%	27,526,662	48%
Others	2,178,845	7%	2,205,508	4%
Total	32,463,213	100%	57,525,700	100%

Sales decreased by approximately $25.06 million, or 44%, to approximately $32.46 million for the year ended September 30, 2024 from approximately $57.53 million for the year ended September 30, 2023. The significant decrease in revenues was primarily due to the decrease in sales of both display modules and polarizers resulted from the decline of its market demand as more fully discussed below.

Sales of display modules decreased by approximately $9.65 million or 35%, to approximated $18.15 million for the year ended September 30, 2024 from approximately $27.79 million for the year ended September 30, 2023. Due to the impact of China-US trade frictions, our largest client has moved its production line to Vietnam, resulting in a significant reduction in domestic orders for our Company. However, our Company completed the construction of our OLED product line by the end of 2024. We are looking forward to a gradual recovery in sales in 2025 and give a steady boost to our sales of display modules in the next 6 to 12 months. We have also improved our research and development capabilities based on accumulated experience and expertise of new products research and development catering to our major end-brand clients and expanded certain product lines from trial production to mass production. We believe that IoT display products will gradually become one of our major products, and the sales proportion will increase gradually. For the years ended September 30, 2024 and 2023, revenue generated from sales of the display modules accounted for 56% and 48% of our total revenues, respectively.

For the years ended September 30, 2024 and 2023, revenue generated from the polarizers were approximately $12.14 million and $27.53 million, respectively, representing a substantial decrease of approximately $15.39 million or 56%. Due to the slowdown in the electronics consumer market, there has been a decline in customer demand for polarizers during the year ending on September 30, 2024. To facilitate mass production of polarizers, we invested substantial amounts of capital and human resources to construct and operate our Chengdu manufacturing facility during the year ended September 30, 2024 and closed other low-margin product lines of display modules. We have made significant efforts to develop new sources of customers. As of the year ended September 30, 2024, we are currently supplying 3 to 4 display manufactories which has increased from 1 to 2 during the year. We believe that the sales of polarizers have passed the turning point and started to rise in November 2024, with a promising future ahead.

Sales of others decreased by approximately $0.02 million or 1%, to approximated $2.18 million for the years ended September 30, 2024 from approximately $2.20 million for the year ended September 30, 2023. Sales of others mainly contributed by revenues from repair service, technical service and sales from pintura products. The decrease in revenues of repair was primarily due to the decline in sales of customer product, which reduced the after-sales repair rate of the products. On the other hand, the technical service is a new revenue for which mainly providing software development and technical support of testing which filled the gap caused by the decline in repair revenue. In addition, the sales of our self-developed product, the Pintura wireless photo transmission system, contributed revenues of approximately $0.24 million.

The following table shows our revenues by geographic region for the years ended September 30, 2024 and 2023. To mitigate impact of the fluctuation of exchange rates and transportation costs, we switched from overseas to domestic markets, and therefore, our sales to Hong Kong and Taiwan decreased substantially during the year ended September 30, 2024 as compared to the same period last year. The increase of the sales of other region is mainly the sales of Pintura products in US.

	September 30, 2024		September 30, 2023
Country/Region	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Mainland China	$29,956,914	92%	$52,121,372	91%
Hong Kong and Taiwan	2,395,542	7%	5,404,328	9%
Others	110,757	1%	-	-%
Total	$32,463,213	100%	$57,525,700	100%

Cost of sales

The following table presents cost of sales by product and service categories for the years ended September 30, 2024 and 2023, respectively.

	For the Years Ended September 30
	2024	2023
Revenue Category
Sales of display modules	$17,212,669	$26,564,813
Sales of polarizers	11,686,345	26,689,386
Others	1,877,905	2,217,898
Total	$30,776,919	$55,472,097

Gross Margin
Sales of display modules	5.1%	4.4%
Sales of polarizers	3.7%	3.0%
Others	13.8%	(0.6)%
Total Gross Margin	5.2%	3.6%

Cost of sales decreased by approximately $24.70 million or 45%, to approximately $30.78 million for the year ended September 30, 2024 from approximately $55.47 million for the year ended September 30, 2023. The decrease in cost of sales was generally in line with the decrease of total sales.

Our gross profit decreased by approximately $0.37 million, or 18%, to approximately $1.69 million for the year ended September 30, 2024 from approximately $2.05 million for the year ended September 30, 2023. Overall gross profit margin was 5.2% for year ended September 30, 2024 as compared to 3.6% for year ended September 30, 2023. The increase in gross margin was primarily due to the increased proportion of new product models with higher gross margins in overall sales.

The increases in gross profit margin of display modules were primarily attributable to the increase in proportion of new product models with higher gross margins in overall sales.

The increases in gross profit margin of polarizers were primarily attributable to the increase in unit price of the product in this year due to the electronics industry cycle.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $0.34 million, or 14%, to approximately $2.05 million for the year ended September 30, 2024 as compared to approximately $2.39 million for the year ended September 30, 2023. The decrease in selling and marketing expenses was mainly due to the decrease in sales.

General and administrative expenses

General and administrative (“G&A”) expenses increased by approximately $0.23 million, or 3%, to approximately $7.57 million for the year ended September 30, 2024 as compared to approximately $7.34 million for the year ended September 30, 2023. The slight increase in G&A expenses was due to increase in the factory renovation expenses apportioned into administrative expenses.

Research and development expenses

Our research and development expenses were approximately $1.70 million and $2.78 million for the years ended September 30, 2024 and 2023, respectively. The decrease in research and development expenses was due to the reduction of new research and development projects as the Company is focusing on the production and sales of Pintura wireless photo transmission system products.

Gain from disposal of property, plant and equipment

For the years ended September 30, 2024, the Company disposed machinery, equipment and transportation vehicles with a net book value of $401,289 (cost of $697,288, accumulated depreciation of $295,999 and received cash from disposal of $502,465, causing a net disposal income of $101,177 included in operating income. For the years ended September 30, 2023, the Company disposed of machinery, equipment and transportation vehicles with a net book value of $304,898 (cost of $529,738, accumulated depreciation of $224,839) and received cash from disposal of $509,916, causing a net disposal income of $194,526 included in operating income.

The disposal is related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

Other income (expenses)

Other income (expenses) was approximately $1 million for the year ended September 30, 2024, which primarily consisted of government subsidies of approximately $0.65 million and gain of disposal of equity shares of approximately 0.39 million.

Other income (expenses) was approximately $0.74 million for the year ended September 30, 2023, which primarily consisted of government subsidies of approximately $0.77 million.

Net income (loss)

As a result of the foregoing, we recorded a net loss of approximately $(10.19) million and a net loss of $(11.01) million in the years ended September 30, 2024 and 2023, respectively.

For the Years Ended September 30, 2023 and 2022

The following table summarizes the results of our operations for the years ended September 30, 2023and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended September 30,		Variance
	2023	2022	Amount	Percentage
Sales	$57,525,700	$105,416,746	$(47,891,046)	(45)%
Cost of sales	(55,472,097)	(92,804,431)	37,332,334	(40)%
Gross profit	2,053,603	12,612,315	(10,558,712)	(84)%

Operating expenses:
Selling and marketing expenses	2,385,663	2,793,197	(407,534)	(15)%
General and administrative expenses	7,335,362	7,649,241	(313,879)	(4)%
Research and development costs	2,783,008	2,515,239	267,769	11%
Gain from disposal of property, plant and equipment	194,526	795,783	(601,257)	(76)%
Total operating expenses	(12,309,507)	(12,161,894)	(147,613)	(1)%

Operating (loss) income	$(10,255,904)	$450,421	$(10,706,325)	(2277)%

Other income (expenses):
Interest income (expense), net	(1,273,010)	(1,290,811)	17,801	(1)%
Other income (expenses), net	742,272	1,279,559	(537,287)	(42)%
Total other income (expenses), net	(530,738)	(11,252)	(519,486)	4,617%

Income before income taxes	$(10,786,642)	$43,169	$(10,829,811)	(25,087)%
Income tax provision	227,324	(326,942)	554,266	(169)%

Net income	$(11,013,966)	$112,227	$(11,126,193)	(9,914)%

Sales

The following table presents revenue by major product and service categories for the years ended September 30, 2023 and 2022, respectively.

	September 30, 2023		September 30, 2022
Revenue Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Sales of display modules	$27,793,530	48%	$35,113,651	34%
Sales of polarizers	27,526,662	48%	62,709,731	59%
Research and development	-	-%	5,715,914	5%
Others	2,205,508	4%	1,877,450	2%
Total	57,525,700	100%	105,416,746	100%

Sales decreased by approximately $47.89 million, or 45%, to approximately $57.53 million for the year ended September 30, 2023 from approximately $105.42 million for the year ended September 30, 2022. The significant decrease in revenues was primarily due to the decrease in sales of polarizers resulted from the decline of its market demand as more fully discussed below.

Sales of display modules decreased by approximately $7.32 million or 21%, to approximated $27.79 million for the year ended September 30, 2023 from approximately $35.11 million for the year ended September 30, 2022. Based on seasonality in our business and cyclical nature of our industry, we believe that the market demand will gradually recover in the second half of 2024 and give a steady boost to our sales of display modules in the next 6 to 12 months. We have also improved our research and development capabilities based on accumulated experience and expertise of new products research and development catering to our major end-brand clients and expanded certain product lines from trial production to mass production. For the years ended September 30, 2023 and 2022, revenue generated from sales of the display modules accounted for 48% and 34% of our total revenues, respectively.

For years ended September 30, 2023 and 2022, revenue generated from the polarizers were approximately $27.53 million and $62.71 million, respectively, representing a substantial decrease of approximately $35.18 million or 56%. Due to the slowdown in the electronics consumer market, there has been a decline in customer demand for polarizers during the year ending on September 30, 2023. In 2018, we made a strategic decision to launch our new business segment - polarizers and our Chengdu manufacturing facility commenced mass production of polarizers in April 2019. Polarizer is an essential part of TFT-LCD display panel and was in high demand in China due to limited domestic production capacity and concentration of supply in oversea suppliers. By adding polarizers to our product offering portfolio, we effectively expanded our business horizon, extended customer outreach, and strengthened our competitiveness. To facilitate mass production of polarizers, we invested substantial amounts of capital and human resources to construct and operate our Chengdu manufacturing facility during the year ended September 30, 2023 and closed other low-margin product lines of display modules. ;

For the year ended September 30, 2023, revenue generated from our research and development services was nil, representing significant decrease as compared to approximately $5.72 million for the year ended September 30, 2022. This was primarily due to the fact that the research and development team suspended the external service to put its main efforts into the independent product development of our own.

Sales of others increased by approximately $0.33 million or 17.55%, to approximated $2.21 million for the year ended September 30, 2023 from approximately $1.88 million for the year ended September 30, 2022. The main source of our other business revenue is serving as a customer’s after-sales service provider, specializing in delivering high-quality repair services. We are committed to resolving various faults and issues swiftly and accurately, ensuring the smooth operation of our customers’ after-sales repair services. Furthermore, our repair service business is experiencing stable growth.

The following table shows our revenues by geographic region for the years ended September 30, 2023 and 2022. To mitigate impact of the fluctuation of exchange rates and transportation costs, we switched from overseas to domestic markets, and therefore, our sales to Hong Kong and Taiwan decreased substantially during the year ended September 30, 2023 as compared to the same period last year.

	September 30, 2023		September 30, 2022
Country/Region	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Mainland China	$52,121,372	91%	$96,449,118	91%
Hong Kong and Taiwan	5,404,328	9%	8,948,112	9%
Others	-	-%	19,516	-%
Total	$57,525,700	100%	$105,416,746	100%

Cost of sales

The following table presents cost of sales by product and service categories for the years ended September 30, 2023 and 2022, respectively.

	For the Years Ended September 30
	2023	2022
Revenue Category
Sales of display modules	$26,564,813	$31,890,364
Sales of polarizers	26,689,386	57,347,637
Research and development	-	2,188,100
Others	2,217,898	1,378,330
Total	$55,472,097	$92,804,431

Gross Margin
Sales of display modules	4.4%	9.2%
Sales of polarizers	3.0%	8.6%
Research and development	-%	61.7%
Others	(0.6)%	26.6%
Total Gross Margin	3.6%	12.0%

Cost of sales decreased by approximately $37.33 million or 40%, to approximately $55.47 million for the year ended September 30, 2023 from approximately $92.80 million for the year ended September 30, 2022. The decrease in cost of sales was generally in line with the decrease of total sales.

Our gross profit decreased by approximately $10.56 million, or 84%, to approximately $2.05 million for the year ended September 30, 2023 from approximately $12.61 million for the year ended September 30, 2022. Overall gross profit margin was 3.6% for year ended September 30, 2023 as compared to 12.0% for year ended September 30, 2022. The decrease in gross margin was primarily due to the high-priced purchases of many raw materials during the pandemic period, which has reduced our profitability.

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

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $0.41 million, or 15%, to approximately $2.39 million for the year ended September 30, 2023 as compared to approximately $2.79 million for the year ended September 30, 2022. The decrease in selling and marketing expenses was mainly due to the decrease in sales.

General and administrative expenses

General and administrative (“G&A”) expenses decreased by approximately $0.31 million, or 4%, to approximately $7.34 million for the year ended September 30, 2023 as compared to approximately $7.65 million for the year ended September 30, 2022. The decrease in G&A expenses was attributed to the Company’s efforts in controlling expenditure growth and avoiding unnecessary costs. By implementing effective cost management strategies, the Company has successfully reduced administrative expenses, resulting in a noticeable decrease in G&A expenses.

Research and development expenses

Our research and development expenses were approximately $2.78 million and $2.52 million for the years ended September 30, 2023 and 2022, respectively. The slight increase in research and development expenses was attributed to our development of the Pintura wireless photo transmission system, leveraging our internal research and development capabilities.

Gain from disposal of property, plant and equipment

For the years ended September 30, 2023, the Company disposed machinery, equipment and transportation vehicles with a net book value of $304,898 (cost of $529,738, accumulated depreciation of $224,839) and received cash from disposal of $509,916, causing a net disposal income of $194,526 included in operating income. For the years ended September 30, 2022, the Company disposed of machinery, equipment and transportation vehicles with a net book value of $719,262 (cost of $938,669, accumulated depreciation of $219,407) and received cash from disposal of $1,515,045, causing a net disposal income of $795,783 included in operating income. The disposal is related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

Other income (expenses)

Other income (expenses) was approximately $0.74 million for the year ended September 30, 2023, which primarily consisted of government subsidies of approximately $0.77 million.

Other income (expenses) was approximately $1.28 million for the year ended September 30, 2022, which primarily consisted of government subsidies of approximately $1.51 million.

Net income

As a result of the foregoing, we recorded a net loss of approximately $(11.01) million and a net income of $0.11 million in the years ended September 30, 2023 and 2022, respectively.

Liquidity and Capital Resources

	Fiscal Year Ended September 30,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(4,942,567)	$(2,591,320)	$9,698,283
Net cash used in investing activities	(1,391,395)	(6,990,948)	(6,878,518)
Net cash provided by financing activities	6,745,697	7,720,910	11,789
Effect of exchange rate changes on cash and cash equivalents	(229,668)	(788,138)	291,031
Net increase (decrease) in cash and cash equivalents	$182,067	$(2,649,496)	$3,122,585
Cash and cash equivalents, beginning of year	1,157,424	3,806,920	684,335
Cash and cash equivalents, end of year	$1,339,491	$1,157,424	$3,806,920

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2024 was approximately $4.94 million, which was primarily attributable to a net loss of approximately $(10.19) million, adjusted for non-cash items for approximately $5.55 million and adjustments for changes in working capital for approximately $0.30 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $1.81 million due to decline in the Company’s sales during the year ended September 30,2024;

(ii)	decrease in accounts payable of approximately $4.18 million mainly due to the decrease in material purchases during the year ended September 30, 2024;

(iii)	decrease in inventory of approximately $3.53 million due to the decrease in sales during the year ended September 30, 2024;

(iv)	decrease in advance from customers of approximately $0.17 million due to the significant decrease in sales during the year ended September 30, 2024; and

(v)	increase in advance to suppliers of approximately $0.97 million due to the purchase of new electronic raw material production equipment from suppliers during the year ended September 30, 2024.

Net cash used in operating activities for the year ended September 30, 2023 was approximately $2.59 million, which was primarily attributable to a net loss of approximately $(11.01) million, adjusted for non-cash items for approximately $3.96 million and adjustments for changes in working capital for approximately $4.46 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $0.40 million due to delays in payment by customers after purchasing products or services, resulting in an increase in our accounts receivable balance;

(ii)	increase in accounts payable of approximately $0.26 million mainly due to the increase in material purchases at year-end fixed asset during the year ended September 30, 2023;

(iii)	decrease in inventory of approximately $0.03 million due to the decrease in sales during the year ended September 30, 2023;

(iv)	decrease in advance from customers of approximately $0.76 million due to the significant decrease in sales during the year ended September 30, 2023; and

(v)	decrease in advance to suppliers of approximately $4.61 million due to the decreased demand for raw materials resulted from the decreased sales and the effort to enhance the efficiency of our cash flows, we made less advance payments to our suppliers during the year ended September 30, 2023.

Net cash provided by operating activities for the year ended September 30, 2022 was approximately $9.70 million, which was primarily attributable to a net income of approximately $112,227, adjusted for non-cash items for approximately $2.16 million and adjustments for changes in working capital of approximately $7.43 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $18.37 million due to the collection of accounts receivable balance from our major customers;

(ii)	decrease in accounts payable of approximately $10.51 million due to the significant decrease in sales during the year ended September 30, 2022;

(iii)	decrease in inventory of approximately $1.60 million due to the significant decrease in sales during the year ended September 30, 2022;

(iv)	decrease in advance from customers of approximately $2.89 million due to the significant decrease in sales during the year ended September 30, 2022; and

(v)	decrease in advance to suppliers of approximately $0.33 million due to the significant decrease in sales during the year ended September 30, 2022.

Investing Activities:

Net cash used in investing activities was approximately $1.39 million for the year ended September 30, 2024, primarily attributable to the addition of property, plant and equipment during the year with an approximate amount of $2.42 million, the addition of long-term equity investments during the year, with an approximate amount of $0.54 million dollars, as well as the addition of intangible assets from our continuous research and development process during the year with an approximate amount of $0.01 million, and partially offset by cash received from disposal of property, plant and equipment of $0.50 million.

Net cash used in investing activities was approximately $6.99 million for the year ended September 30, 2023, primarily attributable to the addition of property, plant and equipment during the year with an approximate amount of $4.48 million, the addition of intangible assets from our continuous research and development process during the year with an approximate amount of $3.02 million, and partially offset by cash received from disposal of property, plant and equipment of $0.51 million.

Net cash used in investing activities was approximately $6.88 million for the year ended September 30, 2022, primarily attributable to the purchase of property, plant and equipment to meet increasing production needs in the amount of approximately $5.12 million, the acquisition of intangible assets from our ongoing research and development efforts in the amount of approximately $3.06 million, and partially offset by cash received from disposal of property, plant and equipment of approximately $1.52 million.

Financing Activities:

Net cash provided by financing activities was approximately $6.74 million for the year ended September 30, 2024, primarily attributable to the proceeds from bank borrowings of approximately $25.21 million, proceeds from third-party borrowings of approximately $3.43 million, and proceeds from related-party borrowings of approximately $11.24 million, and offset by repayments to bank borrowings of approximately $25.62 million, repayments to third-party borrowings of approximately $2.47 million, and repayment to related party loans of approximately $10.02 million.

Net cash provided by financing activities was approximately $7.72 million for the year ended September 30, 2023, primarily attributable to the proceeds from bank borrowings of approximately $31.40 million, proceeds from third-party borrowings of approximately $2.32 million, and proceeds from related-party borrowings of approximately $7.61 million, and offset by repayments to bank borrowings of approximately $27.70 million, repayments to third-party borrowings of approximately $0.67 million, and repayment to related party loans of approximately $5.23 million.

Net cash provided by financing activities was approximately $11,789 for the year ended September 30, 2022, primarily attributable to the net proceeds from our initial public offering of approximately $12.41 million, proceeds from bank borrowings of approximately $15.71 million, and proceeds from third-party borrowings of approximately $0.86 million, and partially offset by repayments to bank borrowings of approximately $16.24 million, repayments to third-party borrowings of approximately $9.35 million, and repayment to related party loans of approximately $2.62 million.

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

As of September 30, 2024 and September 30, 2023, we had cash and cash equivalents of $1,339,491 and $1,157,424, respectively. We believe that our current cash, cash to be generated from our operations and access to funds under our loan arrangements with banks will be sufficient to meet our working capital needs for at least the next twelve months.

We finance our operations through short-term loans provided by a syndicate of banks in China, as more fully described in Note 14 Short-term and long-term Borrowings to our consolidated financial statements. As of September 30, 2024, we had a total of 15 outstanding short-term loans and 3 outstanding long-term loans provided by banks, with an aggregate principal amount of RMB126,000,000, or approximately $17.97 million. As of September 30, 2023, we had a total of 16 outstanding short-term loans and 3 outstanding long-term loans provided by banks, with an aggregate principal amount of RMB129,000,000, or approximately $17.68 million. Each of these loans has a term of one to two years and, pursuant to our agreements with these banks, the majority all of the loans were renewed and funds were accessed immediately when the outstanding principal and interest are repaid in full. All of these loans have a fixed interest rate. The average interest rates were 3.63% and 4.03% for the outstanding bank loans as of September 30, 2024 and September 30, 2023, respectively.

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

We also finance our operations through securities financing. As of September 30, 2024, we issued a convertible note of $1,360,000 (A convertible note of $55,000 was issued and fully repaid in 2024) and completed a private placement of unregistered Class A Ordinary Shares in an amount of $980,000. We also plan to raise proceeds through future financing activities. These measures ensure sufficient liquidity to support our operations, strategic initiatives, and growth plans.

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets as a result of our business expansion in China mainland and overseas markets, and the construction and launch of, and the continuous investment in the manufacturing facility of polarizers. Our capital expenditures amounted to $2.44 million for the year ended September 30, 2024, and $7.50 million for the year ended September 30, 2023.

Contractual Obligations

As of September 30, 2024 and 2023, we had significant contractual obligations and commercial commitments of $1.42 million and $2.85 million, respectively, excluding our bank borrowings as disclosed herein as of September 30, 2024 and September 30, 2023.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the year ended September 30, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

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

Impact of Inflation

Inflationary factors such as increases in product costs and indirect expenses may adversely affect our operational performance. While we currently believe that inflation has not had a significant impact on our financial position or operational results, higher inflation rates in the future, coupled with stagnant service prices, could challenge our ability to maintain current gross profit levels and the proportion of selling, general, and administrative expenses relative to net sales. Our operations are based in China, where inflation rates have remained relatively stable. Therefore, we consider the impact of inflation on the Company to be minor.

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

Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,772, $1,497,771 and $1,496,314 as of and September 30, 2024, 2023 and 2022, respectively.

Item 5.C. Research and Development, Patents and Licenses, etc.

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our competitive position in the market.

We conduct research and development primarily internally and through collaborations with various universities. We spend approximately 5% of revenue each year on our research and development activities. We have developed a research and development management system that encourages our engineers to make new project proposals and implement strict evaluation standards for each stage of a project development. New projects are selected primarily based on their feasibility and consistency with our overall research and development strategy, and are reviewed on a quarterly basis. As of September 30, 2024 our research and development department had a total of 21 employees, of which 19% have a master’s degree or higher.

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

To enhance competitiveness in the end product market, our research and development team has been developing innovative products with a unique market positioning. We have started to independently develop new technologies, such as face recognition, simultaneous language translation, wireless charging, and synchronous projection, which are being applied to our own products, such as the all-in-one intelligent conference system and wireless photo transmission system. Additionally, in 2023, to complement the versatility and convenience of our Pintura product, we established a specialized Pintura R&D team, dedicated to the development of a custom app tailored specifically for enhancing the Pintura user experience. We launched a crowdfunding campaign for Pintura wireless photo transmission system products in the United States in March 2024, and raised nearly $100,000 on a crowdfunding platform by June 2024. In addition, we have introduced Pintura wireless photo transmission system products in China since mid-February 2024 through different sales channels, including traditional e-commerce platforms, new media business, and domestic offline stores. We plan to expand Pintura wireless photo transmission system products’ presence on more e-commerce platforms and enter European and other international markets.

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

Item. 5.D. Trend Information

Following the COVID-19 pandemic’s onset in 2019, which led to a significant surge in customer demand, peaking in 2021 in particular. We observed a continuous decline in market demand throughout the year ending September 30, 2022. Despite the Chinese government’s gradual easing of COVID-19 restrictions by the end of 2023, demand for IT products did not see a commensurate recovery. Instead, there was a noticeable shift in consumer spending towards service sectors, such as tourism and catering. Concurrently, our costs of sales, production, and raw materials sharply decreased in response to the reduced market demand. By aligning our production plans with sales orders, we successfully circumvented the issues of overstocking that plagued the broader market.

As of September 30, 2024, the consumer electronics market had not rebounded from its downturn, and consumer electronics sales continue to show a downward trend. Given the seasonal trends in our business and the cyclical nature of our industry, coupled with the lingering impact of the pandemic on demand, we anticipate a gradual recovery of market demand starting from the second quarter of 2025. This recovery is expected to enhance the sales of our display modules and polarizers in the subsequent 12 to 18 months. However, it’s important to note that future supply chain disruptions, market demand fluctuations, policy uncertainties, international relations, or new epidemic outbreaks could negatively impact our operational results and financial conditions.

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

Name	Age	Position with our Company
Tao Ling	57	Chairman of the Board of Directors and Co-Chief Executive Officer
Lai Kui Sen	48	Co-Chief Executive Officer and Director
Qiaoyun Xie	52	Chief Financial Officer
Xiaohong Yin	58	Director and Secretary
Xiaodong Zhai	51	Chief Technology Officer
Heung Ming Wong	55	Independent Director
John Carl Mein	71	Independent Director
Qiang He	40	Independent Director

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

Lai Kui Sen was appointed to serve as our Co-Chief Executive Officer and director on January 13, 2025. Mr. Lai Kui Sen has over a decade of experience in display technology, supply chain management, and logistics. Since 2022, Mr. Lai has served as the Logistics Director of Zettler Display (HK) Ltd., where he manages inbound shipping, cross-border fulfillment, and product distribution. From 2017 to 2022, he served as the Senior Logistics Manager of Hongyu Global Electronic Ltd, focusing on vendor contracts, cross-border deliveries, and warehouse cost-saving initiatives. From 2010 to 2017, he served as the Technical Manager of IBI Electronics Sdn. Bhd. in Malaysia, where he led custom LCD module development, coordinated product specifications with suppliers, and oversaw manufacturing quality. Mr. Lai holds a Bachelor’s Degree in Mechanical Engineering from University Malaya in Malaysia.

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

6.B. Compensation

During the year ended September 30, 2024, we paid an aggregate of RMB2,938,354.9 ($407,861) to our executive officers and directors. Additionally, for our executive officers, we paid RMB167,486 ($23,248) for the year ended September 30, 2024 in social insurance, provident fund and other social benefits. During the year ended September 30, 2023, we paid an aggregate of RMB2,351,452.04 ($333,383.24) to our executive officers and directors. Additionally, for our executive officers, we paid RMB133,849.36 ($18,976.84) for the year ended September 30, 2023 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

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

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the Third Amended and Restated Memorandum and Articles of Association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three months of base salary as of the date of such termination.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is any significant change in his or her duties and responsibilities or a material reduction in his or annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

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

Clawback Policy

On December 1, 2023, our board of directors adopted an executive compensation recovery policy (the “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Third Amended and Restated Memorandum and Articles of Association or alternatively by shareholder approval at general meetings.

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

6.D. Employees

As of September 30, 2024, 2023 and 2022, we had 243, 226, and 256 full-time employees, respectively, of which 126, 51, and 96 were outsourced workers, respectively, accounting for 52%, 22.6%, and 37.5% of our total workforce. The following table provides a breakdown of our employees by function as of September 30, 2024.

Functions	Number	Percentage
Administration	40	16.5%
Finance	14	5.8%
Technology	21	8.6%
Production	135	55.5%
Sales	33	13.6%
Total	243 (including 126 outsourced workers)	100%

To attract talented engineering students from leading universities in China, we collaborate with these universities on research projects that allow students to gain exposure to our research and development efforts. In 2022, we recruited five college graduates and provided them with on-the-job training and skill development programs, and we believe that it is of great value to train college graduates to understand the Company’s research and development work and build relationships with the company. However, due to market conditions and the operational status of the Company in 2023, this program has been temporarily suspended. We retain the possibility of restarting this program in the future. ;

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

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares as of the date of this annual report by our officers, directors and 5% or greater beneficial owners of Class A Ordinary Shares.

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

As of the date of this annual report, we had 1,881,616 Class A Ordinary Shares and 200,000 Class B Ordinary Shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Class A Ordinary Shares(2)
5% or Greater Shareholders
MIDEA INTERNATIONAL CO., LIMITED(5)	280,000	14.88%
SHYD Investment Management Limited(3)	190,862	10.14%
JQZY Investment Management Limited(4)	96,240	5.12%
Executive Officers and Directors
Tao Ling(3)	190,862	10.14%
Xiaohong Yin(4)	96,240	5.12%
Qiaoyun Xie	-	-
Xiaodong Zhai	-	-
Lai Kui Sen	-	-
Heung Ming Wong	-	-
John Carl Mein	-	-
Qiang He	-	-
All directors and executive officers as a group	287,102	15.26%

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046.
(2)	Based on 1,881,616 Class A Ordinary Shares issued and outstanding as of the date of this annual report.
(3)	Tao Ling, our Chief Executive Officer and Chairman, is the sole shareholder and director of SHYD Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by SHYD Investment Management Limited. The address of SHYD Investment Management Limited is Room 1104, Block 55, No. 66, Muxu’yuan Street, Baixia District, Nanjing, China. Mr. Ling also beneficially owns 200,000 Class B Ordinary Shares.
(4)	Xiaohong Yin, our director, is the sole shareholder and director of JQZY Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by JQZY Investment Management Limited. The address of JQZY Investment Management Limited is Room 4-505, New Building, No. 2, Wenchang Street, Xuanwu District, Nanjing, China.
(5)	Ruping Wang, is the director and chief executive officer of MIDEA INTERNATIONAL CO., LIMITED, a Hong Kong company, and exercises voting and dispositive power of the securities held by MIDEA INTERNATIONAL CO., LIMITED. The address of MIDEA INTERNATIONAL CO., LIMITED is UNIT 2, LG 1, MIRROR TOWER 61 MODY ROAD, TSIM SHA TSUI, KOWLOON.

Other than Mr. Tao Ling, none of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

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

Set forth below are the related party transactions of our company that occurred during the past three years up to the date of this annual report.

Mr. Tao Ling, our Chief Executive Officer, chairman and principal shareholder, Mr. Xiaohong Yin, our director and shareholder, made unsecured, interest for 4% and due-on-demand advances to us for working capital purposes during the years ended September 30, 2024, 2023 and 2022, and we made repayments to Mr. Ling and Mr. Yin periodically. During the years ended September 30, 2024, 2023 and 2022, we borrowed an aggregate of $4,150,857, $793,955, and $0 from Mr. Ling, and $3,075,343, $5,097,075, and $2,441,555 from Mr. Yin, respectively. As of September 30, 2024, we had outstanding amounts of $263,886, and $1,511,996, respectively, due to Mr. Ling and Mr. Yin.As of September 30, 2023, we had outstanding amounts of $0, and $1,710,347, respectively, due to Mr. Ling and Mr. Yin. As of September 30, 2022, we had no outstanding amount due to or due from Mr. Ling or Mr. Yin.

During the years ended September 30, 2024, 2023 and 2022, Ms. Bozhen Gong and Ms. Yun Tan, each an immediate family member of Mr. Ling, provided working capital for our operations as needed and were paid back from time to time during these periods. These advances were unsecured, interest free and due upon demand. During the years ended September 30, 2024, 2023 and 2022, Ms. Gong extended loans in the aggregate amount of $85,585, $70,889, and,$305,194, and Ms. Tan extended loans in the aggregate amount of $0, $141,778, and $0, to us, respectively. As of September 30, 2024, 2023 and 2022, we had outstanding loans payable to Ms. Gong in the amount of $156,905, $68,531, and $295,213, and to Ms. Tan in the amount of $0, $178,180, and $182,751, respectively.

During the years 2024, 2023 and 2022, Mr. Tao Ling and Zhong Shi and Jing Ling, each an immediate family member of Mr. Ling, guaranteed and pledged certain personal assets for our bank loans. As of September 30, 2024, 2023 and 2022, a total of $3,280,746, $10,964,912, and $5,215,436 of bank loans were pledged by the personal assets owned by Mr. Ling, Mr. Shi and Ms. Ling. No guarantee fee was charged by Mr. Ling, Mr. Shi or Ms. Ling for the guarantees during the years 2024, 2023 and 2022.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on our Class A Ordinary Shares and we do not anticipate paying any dividends on our Class A Ordinary Shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A Ordinary Shares are listed for trading on the Nasdaq Capital Market under the symbol “OST.” The shares began trading on April 27, 2022 on the Nasdaq Capital Market. The closing price for the Class A Ordinary Shares was $2.70 on January 24, 2025.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “OST.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (the “Articles”) and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below (each as amended or modified from time to time). Our authorized share capital consists of 499,100,000 Class A Ordinary Shares, par value $0.001 per share, 800,000 Class B Ordinary Shares of par value of US$0.001 each and 100,000 preference shares, par value $0.001 per share. As of the date of this annual report, 2,081,616 ordinary shares were issued and outstanding, including 1,881,616 Class A Ordinary Shares and 200,000 Class B Ordinary Shares.

Ordinary Shares

The following are summaries of material provisions of our Articles, corporate governance policies and the Companies Act insofar as they relate to the material terms of our ordinary shares. Our corporate purposes are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or the laws of the Cayman Islands.

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be paid by us except out of the following:

●	realized or unrealized profits; or

●	“share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against our company. No dividends or other distributions shall be payable on the Class B Ordinary Shares

Voting Rights. Subject to any rights or restrictions attached to any ordinary shares, except as may otherwise be required by law, the holder of:

(a)	a Class A Ordinary Share shall (in respect of such Class A Ordinary Share) have one vote for every Class A Ordinary Share of which he is the holder; and

(b)	a Class B Ordinary Share shall (in respect of such Class B Ordinary Share) have 20 votes for every Class B Ordinary Share of which he is the holder.

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

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate class meeting of the holders of the ordinary shares unless the person is a shareholder of either class of shares registered on the register of members of the Company as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

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

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the Articles, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed by a majority of not less three-fourths of the votes cast at a separate general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Cayman Islands Registrar of Companies (the “Registrar”);

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

Mergers and Similar Arrangements

In certain circumstances the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding; and no order has been made or resolution adopted to wind up or liquidate the foreign company in the jurisdiction in which the foreign company is existing; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount forthwith; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of all members who have filed a notice under paragraph (c) and with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under paragraph (c) or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period commencing on the expiration of the four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Ogier, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

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

The Articles permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from actual fraud, wilful neglect or wilful default of such directors or officers.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in the Articles.

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

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles or alternatively by shareholder approval at general meetings.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. The Articles provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. However, these rights may be provided in articles of association. The Articles allow our shareholders holding not less than 10% in par value of our share capital in issue to requisition a general meeting. Other than this right to requisition a general meeting, the Articles do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Articles our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed by a majority of not less than three-fourths of the votes cast at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Articles may only be amended with a special resolution of our shareholders.

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

Data Protection - Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (Revised) of the Cayman Islands (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

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

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in Ostin’s Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in Ostin’s Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our Class A Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and expects to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

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

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Ostin Technology Group Co., Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Ostin Technology Group Co., Ltd. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Class A Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Class A Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risks Related to Ownership of our Class A Ordinary Shares — If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.”

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

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires our Class A Ordinary Shares in this offering and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

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

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency of PRC subsidiaries is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.5532 in the year ended September 30, 2022, to US$1.00 for RMB7.0533 in the year ended September 30, 2023, and US$1.00 for RMB7.2043 in the year ended September 30, 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of year 2024, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended September 30, 2024 would decrease by approximately $694,986, $658,885 and $242,274, respectively.

Currently, our assets, liabilities, revenues, and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, Ostin’s Class A Ordinary Shares in U.S. dollars in the future.

Credit Risk

As of September 30, 2024, 2023 and 2022, we had cash and cash equivalents of $1,339,491, $1,157,424, and $3,780,549, respectively. Our cash was deposited at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-253959), or the IPO Form F-1, in relation to our initial public offering of 3,881,250 Class A Ordinary Shares at an offering price of US$4.00 per share, including the full exercise of the underwriters’ over-allotment. Our initial public offering closed on April 29, 2022. Prime Number Capital LLC and Shengang Securities Company Limited were the representatives of the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately $3,115,978, including underwriting discounts and commissions of approximately $1,086,750 and other expenses of approximately $2,029,228. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A Ordinary Shares, or our affiliates.

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

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A Ordinary Shares, or our affiliates.

Private Placements – Class A Ordinary Shares

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (162,338 Class A Ordinary Shares following the Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (162,338 Class A Ordinary Shares following the Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the VWAP of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses. The proceeds were used for daily operation.

Private Placements – Convertible Notes

On June 21, 2024, the Company entered into the other securities purchase agreement with the same investor pursuant to which the Company sold a senior unsecured convertible note in the original principal amount of $1,360,000, at a purchase price of $1,2500,000. The note is convertible into Class A Ordinary Shares of the Company.

On June 22, 2024, the Company completed its issuance and sale of the note pursuant to the securities purchase agreement. The issuance of the note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As of September 30, 2024, the investor had redeemed a portion of the Note in three times, amounting to a total of $225,000 and converted into 912,098 Class A Ordinary Shares (91,210 Class A Ordinary Shares following the Reverse Share Split). The proceeds from the private placement were used for repayment of the prior convertible promissory note dated January 19, 2024, and working capital for general corporate and administrative purposes.

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

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of September 30, 2024.

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

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. John Carl Mein, Heung Ming Wong and Qiang He. Our board of directors has determined that Mr. He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://ostin-technology.com/ within four business days following the amendment or waiver. During year 2024, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at http://ostin-technology.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company in connection with certain professional services rendered by Audit Alliance LLP, as our independent registered public accounting firm and our principal auditors, for the year end of September 30, 2024. The Company in connection with TPS Thayer, LLC, as our independent registered public accounting firm and our principal auditors, for the year end of September 30, 2023.

 Audit Fees

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

Audit Alliance LLP’s fees for the annual audit of our financial statements for September 30, 2024 were $180,000.

TPS Thayer, LLC’s fees for the annual audit of our financial statements for September 30, 2023 were $180,000.

Audit-Related Fees

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

The Company has not paid for audit-related services for year end of September 30, 2024 and 2023.

Tax Fees

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The Company has not paid for tax services for year end of September 30, 2024 and 2023.

All Other Fees

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The Company has not paid for other services for year end of September 30, 2024 and 2023.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended September 30, 2024, were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Ostin’s Class A Ordinary Shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements of:

(a) Nasdaq Marketplace Rule 5620, which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

(b) Nasdaq Marketplace Rule 5635, which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

The insider trading policy establishes guidelines and procedures for the following:

1.	Trading on Material Nonpublic Information

Affiliates are prohibited from trading in the Company’s or other companies’ securities while in possession of material nonpublic information. This restriction applies from the time the information is obtained until the close of business on the second Trading Day following its public disclosure or when it is no longer material. Exceptions may apply for pre-established trading plans or delegated trading as outlined in the policy.

2.	Tipping Prohibition

Affiliates are prohibited from disclosing (“tipping”) material nonpublic information to others, including family members, if it could be used for trading. They are also prohibited from making recommendations or expressing opinions based on such information regarding trading in the Company’s securities.

3.	Compliance with Regulation FD (Fair Disclosure):

In accordance with SEC Regulation FD, the Company ensures that any disclosure of material nonpublic information to certain parties (e.g., securities market professionals or shareholders likely to trade on such information) is accompanied by public disclosure. Intentional disclosures must be made public simultaneously, while unintentional disclosures must be promptly disclosed. Public disclosures may include filing or furnishing a Form 6-K or other methods ensuring broad, non-exclusionary distribution.

All public communications, including statements to the press, analysts, or via social media, must be authorized by the Chief Executive Officer, President, or their designated representatives, such as the Company’s public or investor relations firm. Unapproved responses to inquiries are strictly prohibited.

4.	Confidentiality of Nonpublic Information

Nonpublic information is considered Company property, and unauthorized disclosure—including via email, internet message boards, or social media platforms—is strictly forbidden.

5.	Duty to Report Irregular Conduct:

Employees, particularly managers and supervisors, are responsible for ensuring financial integrity in accordance with generally accepted accounting principles and federal and state securities laws. Any employee aware of financial or accounting irregularities must report the incident to their immediate supervisor and the Audit Committee. Employees may also participate in proceedings as permitted by law.

ITEM 16K. CYBERSECURITY

Our board of directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our board of directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-45.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Third Amended and Restated Memorandum and Articles of Association(1)
2.1	Description of Securities*
2.2	Form of Senior Secured Convertible Note(8)
2.3	Form of Indenture relating to debt securities(13)
2.4	Convertible Promissory Note dated June 21, 2024, by and between the Company and the Buyer(14)
4.2	English Translation of Investment Agreement, dated September 6, 2017, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Shuangliu District, Chengdu City(2)
4.3	English Translation of Investment Agreement, dated September 19, 2018, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Naxi District, Luzhou City(3)
4.4	English translation of the House Leasing Contract, dated September 25, 2017, by and between Nanjing Aoting Technology Development Co., Ltd. and Nanjing Smart Manufacture Industrial Park Development Co., Ltd.(4)
4.5	English translation of Plant Lease Agreement, dated January 22, 2019, by and between Luzhou Aozhi Optronics Technology Co., Ltd. and Luzhou Dongzhiyang Industry Co., Ltd.(5)
4.6	Employment Agreement, dated June 19, 2020, by and between the Registrant and Tao Ling(6)
4.7	Employment Agreement, dated January 1, 2024, by and between the Registrant and Qiaoyun Xie(19)
4.8	Employment Agreement, dated June 11, 2021, by and between the Registrant and Xiaodong Zhai(7)
4.9	Form of Securities Purchase Agreement dated January 19, 2024(9)
4.10	Form of Securities Purchase Agreement dated June 21 2024(10)
4.11	Subscription Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024(11)
4.12	Registration Rights Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024(12)
4.13	Director Offer Letter to Lai Kui Sen, dated January 13, 2025(16)
4.14	Securities Purchase Agreement dated November 18, 2024, by and between the Company and the Purchaser(17)
4.15	Supplement Agreement dated November 19, 2024, by and between the Company and the Purchaser(18)
4.16	Loan Agreement dated December 26, 2024, by and between the Registrant and DASHENG CONSULTIHNG SERVICES LIMITED*
8.1	List of Subsidiaries of the Registrant*
11.1	Insider Trading Policy(15)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of King & Wood Mallesons*
15.2	Consent of TPS Thayer LLC, Independent Registered Public Accounting Firm*
15.3	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm*
97.1	Compensation Recovery Policy(20)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.
**	Furnished herewith.
(1)	Incorporated herein by reference to Exhibit 1.1 to the Form 6-K filed on May 5, 2022.
(2)	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(3)	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(4)	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(5)	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(6)	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(7)	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 29, 2022.
(8)	Incorporated by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on January 26, 2024.
(9)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 26, 2024.
(10)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on June 27, 2024.
(11)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on February 7, 2024.
(12)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on February 7, 2024.
(13)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-3 filed with the SEC on May 7, 2024.
(14)	Incorporated by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on June 27, 2024.
(15)	Incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on July 24, 2024.
(16)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on January 21, 2025.
(17)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 23, 2025.
(18)	Incorporated by reference to Exhibit 10.2 to the Form 6-K filed with the SEC on January 23, 2025.
(19)	Incorporated by reference to Exhibit 4.7 to the Form 20-F filed with the SEC on January 31, 2024.
(20)	Incorporated by reference to Exhibit 97.1 to the Form 20-F filed with the SEC on January 31, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ostin Technology Group Co., Ltd.

/s/ Tao Ling
	Name:	Tao Ling
	Title:	Co-Chief Executive Officer

/s/ Lai Kui Sen
	Name:	Lai Kui Sen
	Title:	Co-Chief Executive Officer

Date: January 27, 2025

OSTIN TECHNOLOGY GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ostin Technology Group Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ostin Technology Group Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2024, the related consolidated statements of (loss) income and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended September 30, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has negative working capital $20,117,076, net loss $10,189,391, accumulated deficit $18,527,479, and negative operating cash flow $4,942,568, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2024

Singapore

January 27, 2025

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

January 30, 2024

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	September 30, 2024	September 30, 2023
ASSETS
Current Assets
Cash and cash equivalents	$1,024,569	$854,518
Restricted cash	314,922	302,906
Accounts receivable, net of allowance for doubtful accounts of $571,148 and $46,722 respectively	3,918,558	6,484,945
Inventories, net	11,109,599	14,418,925
Advances to suppliers, net	2,435,809	1,509,477
Tax receivables	581,063	646,565
Due from related parties	426,909	-
Prepaid expenses and other receivables	1,032,930	220,346
Total Current Assets	20,844,359	24,437,682
Property, plant and equipment, net	24,509,640	25,056,027
Land use rights, net	1,447,950	1,481,595
Intangible assets, net	4,261,262	4,978,082
Long-term investment	-	205,592
Right-of-use lease assets	11,738	141,772
Other long-term receivables	-	248,011
TOTAL ASSETS	$51,074,949	$56,548,761

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6,343,608	$10,798,453
Accrued expenses and other current liabilities	3,171,571	2,043,830
Advances from customers	495,290	648,359
Due to related parties	4,778,690	3,005,577
Convertible Notes	1,075,781	-
Short-term borrowings	25,006,630	23,915,792
Operating lease liabilities – current	84,536	104,000
Deferred tax liability	5,329	15,396
Total Current Liabilities	40,961,435	40,531,407
Operating lease liabilities – non-current	-	12,895
Long-term borrowings	1,709,986	1,644,737
Long-term payables	516,940	271,590
TOTAL LIABILITIES	43,188,361	42,460,629

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY*
Class A ordinary Shares $0.001 par value, 499,100,000 shares authorized, 1,771,835 and 1,400,625 shares issued and outstanding as of September 30, 2024 and 2023	1,572	1,401
Class B ordinary share, $0.001 par value, 800,000 shares authorized, 200,000 and 0 shares issued and outstanding as of September 30, 2024 and September 30, 2023	200	-
Preference share, $0.001 per value, 100,000 shares authorized, 0 shares issued and outstanding as of September 30, 2024 and September 30, 2023	-	-
Additional paid-in capital	24,460,848	23,256,219
Statutory reserves	1,497,772	1,497,771
Accumulated deficit	(18,527,479)	(8,465,867)
Accumulated other comprehensive loss	(2,240,680)	(2,331,612)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	5,192,233	13,957,912
Equity attributable to non-controlling interests	2,694,355	130,220
Total Shareholders’ Equity	7,886,588	14,088,132
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$51,074,949	$56,548,761

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the years ended September 30,
	2024	2023	2022

Sales	$32,463,213	$57,525,700	$105,416,746
Cost of sales	(30,776,919)	(55,472,097)	(92,804,431)
Gross profit	1,686,294	2,053,603	12,612,315

Operating expenses:
Selling and marketing expenses	(2,046,551)	(2,385,663)	(2,793,197)
General and administrative expenses	(7,569,646)	(7,335,362)	(7,649,241)
Research and development costs	(1,700,578)	(2,783,008)	(2,515,239)
Gain from disposal of property, plant and equipment	101,177	194,526	795,783
Total operating expenses	(11,215,598)	(12,309,507)	(12,161,894)

Operating (loss) income	(9,529,304)	(10,255,904)	450,421

Other income (expenses):
Interest income (expense), net	(1,646,275)	(1,273,010)	(1,290,811)
Other income (expenses), net	1,009,340	742,272	1,279,559
Total other expenses, net	(636,935)	(530,738)	(11,252)

(Loss) Income before income taxes	(10,166,239)	(10,786,642)	439,169
Income tax expense	23,152	227,324	326,942

Net (loss) income	(10,189,391)	(11,013,966)	112,227
Net (loss) attributable to non-controlling interests	(127,780)	(65,171)	(86,751)
Net (loss) income attributable to Ostin Technology Group Co., Ltd.	(10,061,611)	(10,948,795)	198,978

Net (loss) income	(10,189,391)	(11,013,966)	112,227

Other comprehensive income (loss):
Foreign currency translation adjustment	226,505	(523,113)	(1,716,150)
Comprehensive loss	(9,962,886)	(11,537,079)	(1,603,923)
Comprehensive (loss) income attributable to non-controlling interests	7,793	(158,780)	(216,810)
Comprehensive (loss) attributable to Ostin Technology Group Co., Ltd.	(9,970,679)	(11,378,299)	(1,387,113)

Earnings per ordinary share
Basic and diluted*	$(6.74)	$(7.82)	$0.17
Weighted average number of ordinary shares outstanding
Basic and diluted	1,493,758	1,400,625	1,177,320

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2024

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Class A Shares*	Amount	Class B Shares*	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance as at September 30, 2023	1,400,625	$1,401	-	$-	$23,256,219	$1,497,771	$(8,465,867)	$(2,331,612)	$130,220	$14,088,132
Private placement	280,000	280	-	-	979,720	-	-	-	-	980,000
Private placement			200,000	200						200
	-	-			-	-	-	-	-
Shares repurchase	(200,000)	(200)	-	-	-	-	-	-	-	(200)
Redemption of CVB	91,210	91	-	-	224,909	-	-	-	-	225,000
Acquisition of NCI	-	-	-	-	-	-	-	-	136,118	136,118
Capital contribution by Non- controlling interests	-	-	-	-	-	-	-	-	2,420,224	2,420,224
Foreign currency translation loss	-	-	-	-	-	-	-	90,932	135,573	226,505
Net loss	-	-	-	-	-	1	(10,061,612)	-	(127,780)	(10,189,391)

Balance as at September 30, 2024	1,571,835	$1,572	200,000	$200	$24,460,848	$1,497,772	$(18,527,479)	$(2,240,680)	$2,694,355	$7,886,588

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Statutory reserves	Retained Earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2022	1,400,625	$1,401	$23,256,219	$1,496,314	$2,484,385	$(1,902,108)	$289,000	$25,625,211

Foreign currency translation gain(loss)	-	-	-	-	-	(429,504)	(93,609)	(523,113)
Net income (loss)	-	-	-	1,457	(10,950,252)	-	(65,171)	(11,013,966)
Balance at September 30, 2023	1,400,625	$1,401	$23,256,219	$1,497,771	$(8,465,867)	$(2,331,612)	$130,220	$14,088,132

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2022

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Statutory reserves	Retained Earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2021	1,012,500	$1,013	$10,856,169	$1,033,653	$2,748,068	$(316,017)	$878,969	$15,201,855

Capital contribution	-	-	-	-	-	-	45,779	45,779
Dividends to non-controlling interests	-	-	-	-	-	-	(88,870)	(88,870)
Foreign currency translation gain	-	-	-	-	-	(1,586,091)	(130,059)	(1,716,150)
Net income (loss)	-	-	-	462,661	(263,683)	-	(86,751)	112,227
Acquisition of non-controlling interest	-	-	(8,584)	-	-	-	(330,068)	(338,652)
Initial public offering	388,125	388	12,408,634	-	-	-	-	12,409,022
Balance at September 30, 2022	1,400,625	$1,401	$23,256,219	$1,496,314	$2,484,385	$(1,902,108)	$289,000	$25,625,211

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(IN U.S. DOLLARS)

	For the years ended September 30,
	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$(10,189,391)	$(11,013,966)	$112,227
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation expense	3,730,818	2,438,320	2,309,263
Amortization expense of land use rights	90,027	90,403	78,926
Amortization expense of intangible assets	905,482	533,328	214,703
Amortization expense of right-of-use assets	55,396	140,626	53,627
Bad debt (recovery) expense for accounts receivable	524,426	13,538	(60,982)
Bad debt (recovery) expense for advances to suppliers	91,118	(18,772)	228,251
Inventory provision	253,145	346,033	21,962
Deferred tax assets, net	-	616,763	106,775
Gain from disposal of property, plant and equipment	(101,177)	(205,018)	(795,783)
Imputed interest for short-term borrowings from third parties	-	4,739	-
Changes in operating assets and liabilities:
Accounts receivable	1,810,209	(398,926)	18,373,339
Notes receivable	-	-	99,663
Inventories	3,527,618	303,325	1,599,407
Advances to suppliers	(973,323)	4,607,233	330,995
Prepaid expenses and other receivables	(1,038,003)	(10,436)	1,177,551
Other long-term receivables	(437,651)	651,232	(893,493)
Accounts payable	(4,176,882)	260,017	(10,507,396)
Accrued expenses and other current liabilities	1,048,087	888,122	(194,934)
Advances from customers	(174,157)	(756,585)	(2,894,344)
Income tax payable	70,981	(772,092)	335,069
Operating lease liabilities	40,710	(256,165)	(53,629)
Other long-term payables	-	(53,039)	57,086
Net cash (used in) provided by operating activities	(4,942,568)	(2,591,320)	9,698,283

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,420,335)	(4,484,821)	(5,122,095)
Disposal of property, plant and equipment	502,465	509,916	1,515,045
Purchases of intangible assets	(14,868)	(3,016,043)	(3,060,601)
Long-term investment	541,343	-	(210,867)
Net cash used in investing activities	(1,391,395)	(6,990,948)	(6,878,518)

Cash Flows from Financing Activities:
Proceeds received from stock issuance	2,484,475	-	12,409,022
Proceeds from (Repayments to) long-term payable	234,574	-	(873,401)
Net proceed from private placement	980,000	-	-
Proceeds from short-term bank borrowings	25,207,168	29,696,738	15,706,830
Repayments on short-term bank borrowings	(25,623,586)	(27,701,927)	(16,243,972)
Proceeds from short-term borrowings from third party individuals	3,431,306	2,323,622	863,700
Repayments on short-term borrowings from third party individuals	(2,473,523)	(670,608)	(9,347,795)
Proceeds from long-term bank borrowings	-	1,701,331	-
Proceeds from convertible bond	1,289,527	-	-
Proceeds from related parties	11,241,303	7,606,540	2,868,827
Repayments to related parties	(10,025,547)	(5,234,786)	(5,371,422)
Net cash provided by financing activities	6,745,697	7,720,910	11,789

Effect of changes in currency exchange rates	(229,668)	(788,138)	291,031

Net (decrease) increase in cash and cash equivalents	182,067	(2,649,496)	3,122,585
Cash, cash equivalents and restricted cash at the beginning of year	1,157,424	3,806,920	684,335
Cash and cash equivalents and restricted cash at the end of year	$1,339,491	$1,157,424	$3,806,920

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$1,024,569	$854,518	$3,655,947
Restricted cash	314,922	302,906	150,973
Total cash, cash equivalents and restricted cash	$1,339,491	$1,157,424	$3,806,920

Supplemental disclosures of cash flows information:
Cash (return from) paid for income taxes	$112	$(78,190)	$241,697
Cash paid for interest	$1,200,734	$1,014,303	$1,010,897
Noncash investing activities
Transfer of building from CIP to PP&E	$-	$2,883,668	$-

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

Changes in the organizational structure within the group

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of September 30, 2024:

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of September 30, 2023:

On June 18, 2023, Austin Optronics Technology Co., Limited contracted with third party, to agree to pay $45,000, to acquire 90% of PINTURA.LIFE LLC, a company incorporated on March 8, 2023 by third party, in California, United States. The Company paid $45,000 in cash on December 21, 2023. The purpose of acquiring 90% of Pintura.Life LLC is for controlling the Company’s operations. Pintura.Life LLC had commenced operations as of September 30, 2024.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Going Concern

As of September 30, 2024, the Company had current assets and current liabilities of $20,844,359 and $40,961,435 respectively. Additionally, the Company incurred a net loss of $10,189,391 for the current year, resulting in an accumulated deficit of $18,527,479. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2024 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures:

(i)	Negotiating with banks in advance for renewal and obtaining new banking facilities;

(ii)	Diversifying financing channels includes but is not limited to methods such as equity financing; and

(iii)	Implementing various strategies to enhance sales and profitability.

While the Company believes in the viability of its strategy to increase sales volume and in its ability to raise additional funds, there can be neither any assurances to that effect, nor any assurance that the Company will be successful in securing sufficient funds to sustain the operations.

The Company has also taken an intensive review of operations and expenditures, including selling and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from September 30, 2024. The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate.

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

The relevant exchange rates are listed below:

	September 30, 2024	September 30, 2023	September 30, 2022
Period ended RMB: USD exchange rate	7.0176	7.2960	7.1135
Period average RMB: USD exchange rate	7.2043	7.0533	6.5532

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

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized as of September 30, 2024 and 2023 were $593,145 and $502,027, respectively.

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

Leasehold Improvement

Leasehold improvement projects refer to the renovation, refurbishment, or decoration of leased premises or assets with the aim of enhancing efficiency and value. Leasehold improvement assets are initially measured at cost upon acquisition and are amortized over their estimated useful lives, typically the lease term. Amortization expense is recognized using the straight-line method.

Construction in progress

Construction in progress refers to ongoing or partially completed projects that the Company is engaged in, including land development, new building construction, remodeling and renovation projects, among others. Construction in progress is measured using the cost model. The cost of construction in progress includes direct labor costs, material costs, subcontractor expenses, and interest expenses directly related to the project. The cost model is based on actual incurred expenses and is continuously updated.

Upon completion of the construction in progress, the Company will apply the applicable accounting standards and policies to amortize the asset based on its estimated useful life and estimated fair value. The method of amortization will be determined based on the nature of the project and the Company’s accounting policies.

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

For the year ended September 30, 2024, the Company purchased intangible assets from third parties, and engaged third parties to develop the intangible assets for the Company.

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

Convertible notes

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. For share-settled convertible debt and convertible preferred stock, the if-converted method is typically used to account for diluted earnings per share. For public companies, the guidance is effective for years beginning after December 15, 2021, and interim periods within those years. Early adoption is permitted. The Company adopted this standard beginning October 1, 2023. Following the adoption of ASU 2020-06 Convertible notes are recorded and disclosed as convertible notes payable, net of unamortized discount.

Long-term payables

The Company has four borrowing-transactions with four third-party by using the company’s equipment as the guarantee. In these borrowing arrangements, the Company has no obligation to transferring the underlying asset to an unaffiliated third party. All these machineries are currently being used by the Company for its production purpose.

For accounting purposes, the Company recognized these transactions as a financial liability measured at amortized cost subsequent to initial recognition.

The balances with these third-party lenders as of September 30, 2024 and 2023 are $516,940 and $nil.

For the years ended September 30, 2024, 2023, and 2022, the Company recognized interest expense of $64,735, $10,557 and $67,747, respectively.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2024 and 2023.

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

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, due to related parties, notes receivable, notes payable, and short-term borrowing, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2024 and 2023.

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

For the years ended September 30, 2024, 2023 and 2022, the Company received government subsidies of $647,342, $773,716 and $1,505,943, respectively. The grants were recorded as other income in the consolidated financial statements.

Research and development costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and handling costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $354,577, $262,763 and $396,899 for the years ended September 30, 2024, 2023 and 2022, respectively.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

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

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The year for tax purpose in PRC is December 31.

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

Earnings per share

Earnings per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended September 30, 2024, 2023 and 2022.

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

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyzes. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in this Update do not change or remove those disclosure requirements. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. For all public entities that are required to report segment information in accordance with Topic 280, the amendments in this Update are effective for years beginning after December 15, 2023, and interim periods within years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – RESTRICTED CASH

Restricted cash as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Pledge of bank deposit	$314,922	$302,906
Restricted cash	$314,922	$302,906

As of September 30, 2024 and 2023, restricted cash is certain portion of bank deposit used for pledging.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Accounts receivable, gross	$4,489,706	$6,531,667
Less: allowance for doubtful accounts	(571,148)	(46,722)
Accounts receivable, net	$3,918,558	$6,484,945

The Company’s customers are, for the most part, end-brand customers or their system integrators and display panel manufacturers. The Company’s credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of its sales have been collected within 90 days. The average accounts receivable turnover period was approximately 58 days and 40 days for the years ended September 30, 2024 and 2023, respectively.

Below is an aged analysis of accounts receivables as of September 30, 2024, respectively.

	As of September 30, 2024
	Accounts receivable, gross	Allowance for doubtful accounts	Accounts receivable, net
Within 90 days	$3,662,763	$(33,988)	$3,628,775
91-180 days	243,293	(524)	242,769
181-365 days	23,992	(3,377)	20,615
Greater than 1 year	559,658	(533,259)	26,399
Accounts receivable, net	$4,489,706	$(571,148)	$3,918,558

Changes of allowance for doubtful accounts for the years ended September 30, 2024 and 2023 are as follows:

	2024	2023
Beginning balance	$46,722	$33,184
Additional reserve through bad debt expense	524,426	13,538
Ending balance	$571,148	$46,722

Bad debt expense for doubtful accounts receivables recorded by the Company for the years ended September 30, 2024, 2023 and 2022 were $524,426, $13,538, $0 respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Raw materials	$7,817,780	$9,016,981
Work in process	-	-
Finished goods	4,407,672	5,133,030
Goods in transit	583,239	1,714,861
Inventory provision	(1,699,092)	(1,445,947)
Total inventories, net	$11,109,599	$14,418,925

Changes of provision fo inventory for the years ended September 30, 2024 and 2023 are as follows:

	2024	2023
Beginning balance	$1,445,947	$1,099,914
Additional provision	253,145	346,033
Ending balance	$1,699,092	$1,445,947

Goods in transit of $583,239 and $1,714,861 as of September 30, 2024 and 2023 refer to the inventory items that have been shipped out from the Company but yet to be received by the Company’s customers or the designated shipping points. For sales from domestic customers, control of the product is transferred to the customer upon delivery. For sales from international customers, the Company sells its products primarily under FOB shipping point term and control of the product is transferred upon delivery to the designated shipping point.

For the year ended September 30, 2024, 2023 and 2022, the Company recorded inventory provision of $253,145, $346,033 and $21,962, respectively, presented in cost of sales in the Company’s consolidated statement of (loss) income and comprehensive loss.

NOTE 6 – TAXES RECEIVABLE

For the year ended September 30, 2024 and 2023, With no expiration date, the tax receivables amounts were $581,063 and $646,565, respectively. This is primarily due to the entity’s input VAT being higher than its output VAT for the respective periods. According to the relevant VAT laws and regulations in China, in such cases, entities have the option to carry forward the excess amount for future offsetting. This allows the entities to retain the right to claim a refund when necessary or to apply for an export tax rebate when exporting goods. The retention of VAT offsetting amounts is a prerequisite for applying for export tax rebates. As the Company continues its operations, the VAT receivables can be used to offset the VAT liabilities on a monthly basis. Therefore, there is no need to evaluate the impairment of the VAT receivables.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Buildings	$20,417,081	$20,258,258
Machinery and equipment	9,283,954	7,576,777
Electronic equipment	2,059,532	2,234,455
Transportation vehicles	351,331	337,925
Office equipment	311,687	283,972
Leasehold improvement on leased property	477,595	301,399
Construction in progress	1,429,109	1,654,405
Total property plant and equipment, at cost	34,330,289	32,647,191
Less: accumulated depreciation	(9,820,649)	(7,591,164)
Property, plant and equipment, net	$24,509,640	$25,056,027

Depreciation expense was $3,730,818, $2,438,320 and $2,309,263 for the years ended September 30, 2024, 2023 and 2022, respectively. For the years ended September 30, 2024, 2023 and 2022, the Company recorded no impairment of property, plant and equipment.

For the years ended September 30, 2024 and 2023, the Company added new property plant and equipment of $2,470,166 and $11,767,523, respectively.

As of September 30, 2024, the details of the newly acquired Property, Plant, and Equipment (PP&E) are as follows:

September 30, 2024
Buildings	$83,751
Machinery and equipment	1,944,396
Electronic equipment	405,922
Transportation vehicles	19,546
Office equipment	16,551
Property, plant and equipment,	$2,470,166

For the years ended September 30, 2024, the Company disposed machinery, equipment and transportation vehicles with a net book value of $401,289 (cost of $697,288, accumulated depreciation of $295,999 and received cash from disposal of $502,465, causing a net disposal income of $101,177 included in operating income.

For the years ended September 30, 2023, the Company disposed machinery, equipment and transportation vehicles with a net book value of $304,898 (cost of $529,738, accumulated depreciation of $224,839) and received cash from disposal of $509,916, causing a net disposal income of $194,526 included in operating income. The difference between the net disposal income $194,526 for the year ended September 30, 2023 and $205,018 in the cash flow statement was due to the use of different exchange rates. The disposals were related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

For the years ended September 30, 2024 and 2023 the construction in progress assets were related to construction of manufacturing facilities for the Company.

As of September 30, 2024 and 2023, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 14.

NOTE 8 – LAND USE RIGHTS, NET

Land use rights as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Land use rights, at cost	$1,803,155	$1,734,351
Less: accumulated amortization	(355,205)	(252,756)
Total land use rights, net	$1,447,950	$1,481,595

Amortization expense for land use rights were $90,027, $90,403 and $78,926 for the years ended September 30, 2024, 2023 and 2022, respectively. For the years ended September 30, 2024 and 2023, the Company recorded no impairment for land use rights, nor pledged land use rights to secure bank loans.

Estimated future amortization expense for land use rights is as follows as of September 30, 2024:

Years ending September 30,	Amortization expense
2025	$92,422
2026	92,422
2027	92,422
2028	92,422
2029	92,422
Thereafter	985,840
Total	$1,447,950

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Purchased software, cost	$990,599	$952,800
Purchased patent, cost	2,221,085	2,080,949
Capitalized software, cost	3,443,164	3,371,856
Total intangible assets, at cost	6,654,848	6,405,605
Less: accumulated amortization	(2,393,586)	(1,427,523)
Intangible assets, net	$4,261,262	$4,978,082

For the year ended September 30, 2024, the Company purchased a patent rights from a third-party supplier of $140,136. For the year ended September 30, 2023, the Company purchased several patent rights from a third-party supplier of $980,949, and developed new capitalized software of $1,574,400. For the years ended September 30, 2024 and 2023, the Company disposed no intangible assets.

Amortization expense for intangible assets were $905,482, $533,328 and $214,703 for the years ended September 30, 2024,2024 and 2023, respectively. For the years ended September 30, 2024 and 2023, the Company recorded no impairment of intangible asset, nor pledged intangible asset to secure bank loans.

Estimated future amortization expense for intangible assets is as follows as of September 30, 2024:

Years ending September 30,	Amortization expense
2025	$929,572
2026	929,572
2027	929,572
2028	929,572
2029	542,974
Total	$4,261,262

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

For the year ended September 30, 2024, the Company disposed all of equity investment in Nanjing Baituo which initial cost was RMB 1,500,000 for a consideration of RMB 3,900,000 to a third party. Through the disposal of this equity investment, the Company recorded an investment income of $333,134.

NOTE 11 – OTHER LONG-TERM RECEIVABLE

Other long-term receivable as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Other long-term receivables	$-	$248,011
Total	$-	$248,011

NOTE 12 – CONVERTIBLE NOTES

In the year of 2024, the Company entered into two convertible notes agreement with Streeterville Capital, LLC, a Utah limited liability company. Detail of two convertible notes agreement as follow:

Convertible notes 1: On January 19, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $550,000, at a purchase price of $500,000. The Note is convertible into ordinary shares, par value $0.001 (par value $0.0001 prior to split) per share, of the Company.

On January 22, 2024, the Company completed its issuance and sale to the Buyer of the Note pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note were $500,000, prior to deducting transaction fees and estimated expenses.

The Note bears a simple interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable on January 22, 2025 (the “Maturity Date”), which is twelve (12) months after the purchase price of the Note is delivered by the Buyer to the Company. The Note includes an original issue discount of $40,000, along with $10,000 for the Buyer’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note.

The Note has a redemption conversion price (the “Conversion Price”) equal to eighty percent (80%) of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.1436 (or such lower amount as permitted, from time to time, by Nasdaq or other principal market) per ordinary share (the “Floor Price”). Beginning on the date that is six (6) months from the Purchase Price Date until the Outstanding Balance (each as defined in the Note) has been paid in full, the Buyer may convert the Note at its option into ordinary shares at the Conversion Price up to the Maximum Monthly Redemption Amount (as defined in the Note), provided that, in no event shall there be an Equity Conditions Failure Amount on the applicable Redemption Date (each as defined in the Note), and such failure is not waived in writing by the Buyer; or shall the Conversion Price be less than the Floor Price. The Company may, at its election, prepay all or any portion of the Outstanding Balance under the Note prior to the Maturity Date at a cash price equal to 120% of the portion of the Outstanding Balance to be prepaid.

Upon the occurrence of a Trigger Event (as defined in the Note), the Buyer shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note), which are at 25% in the aggregate. In addition, the Note provides that upon the occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the Outstanding Balance at the rate equal to the lesser of 22% per annum or the maximum rate permitted under applicable law.  As of September 30, 2024, the Company has not experienced any events triggering the provisions.

On June 24, 2024, the Company repaid the convertible promissory note dated January 19, 2024 in full, and the investor released the Company from any and all obligations and liabilities under the note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

Convertible notes 2: On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into ordinary shares, par value $0.001 (par value $0.0001 prior to split) per share of the Company.

On June 21, 2024, the Company completed its issuance and sale to the Buyer of the Note pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note were $1,250,000, prior to deducting transaction fees and estimated expenses.

The Note bears a simple interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable on June 21, 2025, which is twelve (12) months after the purchase price of the Note is delivered by the Buyer to the Company. The Note includes an original issue discount of $100,000, along with $10,000 for the Buyer’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note.

The Note has a redemption conversion price equal to eighty percent (80%) of the lowest daily VWAP during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.086 (or such lower amount as permitted, from time to time, by Nasdaq or other principal market) per ordinary share (the “Floor Price”). Beginning on the date from the Purchase Price Date until the Outstanding Balance has been paid in full, the Buyer may convert the Note at its option into ordinary shares at the Conversion Price up to the Maximum Monthly Redemption Amount as defined in the Note, provided that, in no event shall there be an Equity Conditions Failure Amount on the applicable Redemption Date, and such failure is not waived in writing by the Buyer; or shall the Conversion Price be less than the Floor Price. The Company may, at its election, prepay all or any portion of the Outstanding Balance under the Note prior to the Maturity Date at a cash price equal to 120% of the portion of the Outstanding Balance to be prepaid.

Upon the occurrence of a Trigger Event, the Buyer shall have the right to increase the balance of the Note by 15% for Major Trigger Event and 5% for Minor Trigger Event, which are at 25% in the aggregate. In addition, the Note provides that upon the occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the Outstanding Balance at the rate equal to the lesser of 22% per annum or the maximum rate permitted under applicable law.

Streeterville Capital, LLC redeemed the Note in Redemption Conversion Shares in June, August and September 2024 with a price of US$0.3212, 0.2181 and 0.2371 respectively. The movement of the convertible notes and amortized cost as of September 30, 2024 and September 30, 2023 consisted of the following:

	September 30,	September 30,
	2024	2023
Convertible Notes- Issued in June, 2024	$1,360,000	$-
Less cost of Share converted	204,764	-
Less debt discount and debt issuance cost	79,455	-
	1,075,781	-
Less current portion of convertible notes payable	1,075,781	-
Long-term convertible notes payable	$-	$-

For the years ended September 30, 2024 and 2023, the Company recognized interest expense on convertible notes payable of $4,044 and nil, and amortization of debt discount, included in interest expense of $54,825 and nil, respectively.

NOTE 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Deferred government subsidies	$537,645	$910,709
Taxes payable	48,719	54,174
Wages payable	108,214	105,079
Interest payable	176,897	304,222
Other payables and accruals	2,300,096	669,646
Total	$3,171,571	$2,043,830

Deferred government subsidies were government subsidies the Company received from the local governments related to certain assets that will be amortized in the depreciated periods of the assets.

Other payables and accruals account for the years ended September 30, 2024 and 2023 are as follows:

	September 30, 2024	September 30, 2023
Decoration project funds	$1,538,205	$2,403
Housing rent	252,274	181,370
Others*	509,617	485,873
Total	$2,300,096	$669,646

*Others	includes deposits, guarantees, accrued expenses payable.

As of date of this report, approximately 74%, or $1.71 million, of the Company’s other payables and accruals balance as of September 30, 2024 has been subsequently paid.

NOTE 14 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Short-term bank loans	$16,244,870	$16,036,184
Short-term loans from third-party individuals and entities	8,761,760	7,879,608
Total	$25,006,630	$23,915,792

For the years ended September 30, 2024,2023 and 2022, interest expense on all short-term borrowings amounted to $1,086,384, $998,758 and $1,536,169, respectively.

Short-term bank loans as of September 30, 2024 consisted of the following:

Bank Name	Amount – RMB	Amount –USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	17,000,000	2,422,481	7/2/2024	6/2/2025	3.80%
Bank of Nanjing*	1,000,000	142,499	7/2/2024	11/1/2024	3.80%
Bank of China*	6,000,000	854,993	7/29/2024	7/29/2025	2.88%
Bank of Beijing*	10,000,000	1,424,989	4/3/2024	4/3/2025	3.65%
Bank of Communications *	6,000,000	854,993	11/24/2023	11/23/2024	4.35%
Postal Savings Bank of China*	20,000,000	2,849,977	1/2/2024	12/31/2024	3.65%
Industrial and Commercial Bank*	3,133,800	446,562	8/16/2024	8/20/2025	3.00%
Industrial and Commercial Bank*	3,866,200	550,929	8/20/2024	8/16/2025	3.00%
China CITIC Bank*	5,000,000	712,494	9/24/2024	9/23/2025	3.00%
Industrial and Commercial Bank	10,000,000	1,424,989	9/29/2024	9/28/2025	3.00%
Bank of China*	2,000,000	284,998	8/6/2024	8/5/2025	3.45%
Chengdu Rural Commercial Bank*	10,000,000	1,424,989	12/22/2023	12/21/2024	3.55%
China Construction Bank*	5,000,000	712,494	3/11/2024	3/10/2025	3.95%
Bank of Chengdu*	5,000,000	712,494	7/25/2024	7/23/2025	3.70%
Bank of China*	10,000,000	1,424,989	8/23/2024	8/23/2025	3.45%
Total	114,000,000	$16,244,870

*

As of September 30, 2024, all the short term bank loans were guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. Among them, a total of $3,277,474 short term bank loans were pledged by the personal assets owned by them. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2024.

Except for the short-term bank loan of $142,499 from Bank of Nanjing, the remaining above-mentioned short-term bank loans will be renewed upon maturity.

Short-term bank loans as of September 30, 2023 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	19,000,000	2,604,167	7/21/2023	7/1/2024	3.70%
Bank of Nanjing*	1,000,000	137,061	7/21/2023	7/1/2024	3.70%
Bank of China*	4,000,000	548,246	7/27/2023	7/25/2024	3.42%
Bank of China*	2,000,000	274,123	7/27/2023	2/26/2024	3.42%
Bank of China*	4,000,000	548,246	7/26/2023	7/25/2024	3.42%
Bank of Ningbo	10,000,000	1,370,613	6/21/2023	6/15/2024	4.55%
Bank of Jiangsu	5,000,000	685,307	8/15/2023	8/14/2024	4.05%
Bank of Jiangsu	3,000,000	411,184	8/15/2023	8/13/2024	4.05%
Agricultural Bank of China	10,000,000	1,370,614	11/9/2022	11/1/2023	3.65%
Bank of Beijing	10,000,000	1,370,614	4/28/2023	4/27/2024	3.65%
Bank of Nanjing*	5,000,000	685,307	5/17/2023	11/14/2023	3.80%
Bank of Communications	9,000,000	1,233,553	6/29/2023	6/28/2024	3.70%
Bank of China*	10,000,000	1,370,614	6/29/2023	1/28/2024	3.65%
Agricultural Bank of China*	10,000,000	1,370,614	1/1/2023	1/1/2024	3.65%
Bank of Chengdu*	5,000,000	685,307	7/25/2023	7/24/2024	5.65%
Bank of China*	10,000,000	1,370,614	8/21/2023	8/21/2024	5.55%
Total	117,000,000	$16,036,184

*	As of September 30, 2023, a total of $9,594,299 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2023.

Short-term borrowings also include loans from third party companies and various individuals that are unsecured, due on demand, and bear interest of 0%, 4% and 8%. The Company recorded interest expense of $489,677, $315,012 and $499,708 for the years ended September 30, 2024, 2023 and 2022, respectively. As of September 30, 2024 and 2023, the total amount of these loans was $8,761,760 and $7,879,608, respectively.

Long-term borrowings as of September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Long-term bank loans	$1,709,986	$1,644,737
Total	$1,709,986	$1,644,737

For the years ended September 30, 2024, 2023 and 2022, interest expense on all long-term borrowings amounted to 71,743, 46,670 and nil, respectively.

The Company’s long-term bank loans as of September 30, 2024 will all mature within the year, consisting of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Zijin Rural Commercial*	2,000,000	284,998	3/29/2023	3/28/2025	4.35%
Bank of Zijin Rural Commercial**	4,750,000	676,870	3/3/2023	3/3/2025	4.35%
Bank of Zijin Rural Commercial**	5,250,000	748,118	1/31/2023	1/20/2025	4.35%
Total	12,000,000	$1,709,986

*	As of September 30, 2024, a total of $284,998 bank loans were obtained through pledging a fixed certificate of deposit worth $314,922, of which $314,922 is included in the restricted cash.

**	As of September 30, 2024, a total of $1,424,988 long term bank loans were guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2024.

The Company’s bank loans are guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members, and third-party companies. See Note 17 – Related Party Transactions for more information on guaranty provided by Mr. Tao Ling and his immediate family members. Certain Company’s assets were also pledged to secure the banks loans. The details of the pledges of assets are as follows:

	September 30, 2024	September 30, 2023
Buildings, net	$802,254	$845,878
Bank deposit	314,922	302,906
Total	$1,117,176	$1,148,784

NOTE 15 – Long-term payables

Long-term payable as of September 30, 2024 and September 30, 2023 consisted of the following:

	Septmber 30,	September 30,
	2024	2023
Long- term payable (from guarantee deposit)*	$-	$271,590
Long- term payable (from financial liability )**	1,113,216	-
Less unrecognized financing expense**	220,991	-
	892,225	271,590
Less current portion of long-term payable**	375,285	-
	$516,940	$271,590

*	The Company has entered into a contract with a third-party construction company for the construction of a factory building. As of July 2023, the construction of the factory building has been completed and is in the expected usable state. According to the terms of the contract, 3% of the total contract price was withheld as a quality guarantee deposit for the factory building and will be paid within one year in the future after September 30, 2024.

**	As of September 30, 2024, the Company has four borrowing transactions with four third-party by using company’s equipment as the guarantee. In these borrowing arrangements, the Company has no obligation to transferring the underlying asset to an unaffiliated third party. All these machineries are currently being used by the Company for its production purpose. For accounting purposes, the Company recognized these transactions as a financial liability measured at amortized cost subsequent to initial recognition. After deducting the portion due within one year, the balances which with these third-party lenders as of September 30, 2024 is $516,940.

NOTE 16 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases, respectively.

For the year ended September 30, 2024, the Company had two significant customers which accounted for 35.3% and 11.3% of the Company’s total revenue, respectively. As of September 30, 2024, the Company had accounts receivable balances from four customers which accounted for 28.7%, 20.2%, 18.9% and 11.7% of the Company’s total accounts receivable balance.

For the year ended September 30, 2023, the Company had two significant customers which accounted for 47.5% and 17.8% of the Company’s total revenue, respectively. As of September 30, 2023, the Company had accounts receivable balances from four customers which accounted for 28.2%, 20.8%, 19.5% and 9.3% of the Company’s total accounts receivable balance.

The loss of any of the Company’s significant customer or the failure to attract new customers could have a material adverse effect on the Company’s business, consolidated results of operations and financial condition.

For the year ended September 30, 2024, two suppliers accounted for 43.2% and 10.9% of the Company’s total purchase of raw materials, respectively. As of September 30, 2024, the Company had accounts payable balance to two suppliers which accounted for 43.5%, 3.4% of the Company’s total accounts payable balance.

For the year ended September 30, 2023, two suppliers accounted for 42.5% and 6.8% of the Company’s total purchase of raw materials, respectively. As of September 30, 2023, the Company had accounts payable balance to three suppliers which accounted for 37.4%,21.1%,12.4% of the Company’s total accounts payable balance.

The loss of any of the Company’s significant supplier or the failure to purchase key raw material could have a material adverse effect on our business, consolidated results of operations and financial condition.

NOTE 17 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties:

Name	Relationship with the Company
Tao Ling	Principal shareholder, Chief Executive Officer and Chairman of the Company
Xiaohong Yin	Principal shareholder and director of the Company
Bozhen Gong	Immediate family member of Tao Ling
Yun Tan	Immediate family member of Tao Ling
Rongxin Ling	Immediate family member of Tao Ling
Peizhen Zhang	Immediate family member of Tao Ling
Ying Ling	Immediate family member of Tao Ling
Jing Ling	Immediate family member of Tao Ling
Nanjing Shun yi Jing Electric Technology Co., Ltd.	Principal shareholder is immediate family member of Tao Ling
Luzhou Nachuan Investment Limited	An entity which owns 5% equity interest of Luzhou Aozhi
Midea International Co., Ltd*	Principal shareholder of the Company
Nanjing Aoni Investment Management Partnership (Limited Partnership)**	An entity which owns 71.43% equity interest of Sichuan Aoniuxin

*	Midea International Co., Ltd became a new related party in January 2024 through a private placement issuance

**	Nanjing Aoni Investment Management Partnership (Limited Partnership) became a new related party in January 2024 through its investment in Auniuxin.

2)	Related party borrowings

For the year ended September 30, 2024, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand. The following table summarizes borrowing transactions with the Company’s related parties:

	Borrowing/	Payment/
	Collecting	Lending
Name of Related Parties	Amount	Amount
Tao Ling	$4,039,254	$3,782,463
Xiaohong Yin	2,992,657	3,253,431
Rongxin Ling	208,209	-
Peizhen Zhang	152,687	-
Bozhen Gong	83,284	-
Ying Ling	83,284	138,806
Jing Ling	194,328	55,522
Yun Tan	-	180,448
Nanjing Shun yi Jing Electric Technology Co., Ltd.	1,628,600	806,877
Midea International Co., Ltd	1,859,000	1,808,000
Total	$11,241,303	$10,025,547

As of September 30, 2024, a total of $17,954,856 bank loans were guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2024.

For the year ended September 30, 2023, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of Related Parties	Borrowing/ Collecting Amount	Payment/ Lending Amount
Xiaohong Yin	$5,097,075	$3,327,076
Tao Ling	793,955	793,955
Bozhen Gong	70,889	297,733
Ying Ling	141,778	-
Yun Tan	141,778	141,778
Nanjing Shun yi Jing Electric Technology Co., Ltd.	1,361,065	673,444
Total	$7,606,540	$5,234,986

As of September 30, 2023, a total of $10,964,912 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2023

3) Related party transactions	Sales	Sales
Name of Related Parties	September 30, 2024	September 30, 2023
Midea International Co., Ltd.	2,669,975	-
Total	$2,669,975	$-

4)	Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2024 and 2023:

Accounts	Name of Related Parties	September 30, 2024	September 30, 2023
Due from related parties	Midea International Co., Ltd.	426,909	-
Total due from related parties		$426,909	$-

Accounts	Name of Related Parties	September 30, 2024	September 30, 2023
Due to related parties	Tao Ling	$263,623	$-
Due to related parties	Xiaohong Yin	1,510,488	1,710,347
Due to related parties	Bozhen Gong	156,749	68,531
Due to related parties	Yun Tan	-	178,180
Due to related parties	Rongxin Ling	356,247	137,061
Due to related parties	Peizhen Zhang	270,748	109,649
Due to related parties	Ying Ling	85,499	137,061
Due to related parties	Jing Ling	142,499	-
Due to related parties	Nanjing Shun yi Jing Electric Technology Co., Ltd.	1,541,837	664,748
Due to related parties	Midea International Co., Ltd	451,000	-
Total due to related parties		$4,778,690	$3,005,577

NOTE 18 – SHAREHOLDERS’ EQUITY

Ordinary Shares

Based on the shareholder meeting held on March 28, 2024, the Company decided to adjust its authorized share capital from 500,000,000 shares at $0.0001 per share to 5,000,000,000 shares at $0.0001 per share. This adjustment includes 4,991,000,000 Class A ordinary shares, 8,000,000 Class B ordinary shares, and 1,000,000 preference shares.

The Company re-designated 1,771,835 issued ordinary shares with a par value of $0.001 each into 1,771,835 Class A ordinary shares with the same par value. Furthermore, the Company issued 200,000 Class B Ordinary Shares and utilized the proceeds to repurchase 200,000 Class A Ordinary Shares held by SHYD Investment Management Limited, at a repurchase amount equivalent to the aggregate par value of $200. Upon completion of the repurchase, these 200,000 Class A Ordinary Shares were canceled. Following the repurchase and issuance of Class B Ordinary Shares, the Company’s total issued share capital remained unchanged, and the authorized share capital was not reduced. There are currently 1,771,835 issued and outstanding ordinary shares, including 1,571,835 Class A ordinary shares and 200,000 Class B ordinary shares. Mr. Tao Ling holds 13.03% of the Class A ordinary shares and 100% of the Class B ordinary shares through his wholly owned holding company, while Mr. Xiaohong Yin holds 6.12% of the Class A ordinary shares through his wholly owned holding company. A Class A Ordinary Share shall (in respect of such Class A Ordinary Share) have one vote for every Class A Ordinary Share of which he is the holder. A Class B Ordinary Share shall (in respect of such Class B Ordinary Share) have 20 votes for every Class B Ordinary Share of which he is the holder. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

On December 31, 2024. we completed a ten (10) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Private placement

On January 31, 2024, the Company entered into a Subscription Agreement for a private placement with MIDEA INTERNATIONAL CO., LIMITED. Pursuant to the Subscription Agreement, the Company agreed to issue and sell 2,800,000 unregistered Class A ordinary shares, par value $0.001 per share (par value $0.0001 per share prior to split), at a purchase price of $3.5 ($0.35 per share prior to split) per share. The issuance of these unregistered ordinary shares is exempt from registration, and the Purchaser is subject to certain lock-up arrangements for a period of forty-five (45) days. The Company received $980,000 in proceeds from the private placement unregistered of ordinary shares. The financing closed on February 7, 2024.

Convertible Notes

On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into Class A ordinary shares, par value $0.001 per share (par value $0.0001 per share prior to split), of the Company. Streeterville Capital, LLC exercised the conversion right in June, August and September of 2024 and receiving $15,566, $229,273 and $52,716 Class A Ordinary Share (155,666, 229,273 and 527,159 Class A Ordinary Share prior to split) with the converting price of $3.212 per share, $2.181 per share and $2.371 per share ($0.3212 per share, $0.2181 per share and $0.2371 per share prior to split), respectively.

Dividends

No dividends were declared or paid by the Company for the year ended September 30, 2024 and 2023.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary reserve are made at the discretion of the Board of Directors of each of the Company PRC subsidiaries. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,772 and $1,497,771 as of September 30, 2024 and 2023, respectively.

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

Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in the Company’s subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. The non-controlling interests were $2,758,784 and $130,220 as of September 30, 2024 and 2023, respectively.

NOTE 19 – OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the years ended September 30, 2024, 2023 and 2022 consisted of the following:

	For the years ended September 30,
	2024	2023	2022
Government subsidies*	$647,342	$773,716	$1,505,943
Grain of disposal of equity shares**	385,173	-	-
Other miscellaneous non-business income (loss)	(23,174)	(31,444)	(226,384)
Total other income, net	$1,009,341	$742,272	$1,279,559

*	Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. Government subsidies as the support for certain assets were recorded in deferred government subsidies and are amortized in the future periods. For the years ended September 30, 2024, 2023 and 2022, the Company recorded government subsidies of $647,342, $773,716 and $1,505,943, respectively.

**	For the year ended September 30, 2024, the Company disposed all of equity investment in Nanjing Baituo to a third party for a consideration of RMB3,900,000, with an initial cost of RMB1,500,000. Through the disposal, the Company recorded an investment income of $333,134. Additionally, On November 20 2023, the Company transferred 1% of JiangSu Austin’s shares to Shenzhen Ouxun Electronics Co., Ltd for a consideration of RMB 1,300,000. The transaction was based on the NBV of JiangSu Austin at the end of September 30, 2023, which was RMB98,063,026, with 1% of the NBV is RMB980,630. The Company recognized an investment income of RMB319,370, equivalent to $44,330.

NOTE 20 – LEASE

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

As of September 30, 2024 and 2023, the balances of ROU assets and liabilities, along with other information, are presented in the following table:

	September 30, 2024	September 30, 2023
Assets
Operating leases	$11,738	$141,772
Total right-of-use assets	$11,738	$141,772

	September 30, 2024	September 30, 2023
Liabilities
Operating leases	$(84,536)	$(116,895)
Lease liabilities-current	(84,536)	(104,000)
Lease liabilities-non current	-	(12,895)
Total lease liability	$(84,536)	$(116,895)

As of September 30, 2024, and September 30, 2023, the total cash payments for operating leases amounted to $140,893 and nil, respectively, with $129,771 and nil allocated to principal payments and $11,122 and nil allocated to interest payments.

The Company reviews its ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. No impairment loss on ROU assets was recorded for the year ended up September 30, 2024 and 2023.

From the Perspective as a Lessor

The Company leased a building to a third party for a period of 3 years starting in June 2021, without a purchase option at the end of the lease term. The Company classified this lease as an operating lease. As per ASC 842, the lease income is recognized on a monthly basis throughout the lease term, as the Company has provided the lessee with the right to use the building. The Company chose to exclude sales taxes and other similar taxes collected from the lessee from revenue. The lease agreement had terminated in July 2024.

NOTE 21 – INCOME TAXES

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

The Company’s main operating subsidiary in PRC was certified as a High and New Technology Enterprise (“HNTE”) and enjoys a preferential tax rate of 15% since 2013, and the HNTE certificate needs to be renewed every three years. The subsidiary was eligible for a 15% preferential tax rate for the years ended September 30, 2024, 2023 and 2022, and the Company has renewed its HNTE certificate in December 2022 and thus its validity extends to December 2025.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended September 30, 2024, 2023 and 2022, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2024, 2023 and 2022 as follows:

	For the years ended September 30,
	2024	2023	2022
Income before taxes excluded the amounts of loss incurring entities	$12	$15,201	$4,936,803
PRC EIT tax rates	25%,20%,15%	25%,20%,15%	25%,15%
Tax at the PRC EIT tax rates	$3	$3,040	$740,521
Tax effect of R&D expenses deduction	(262,311)	-	(618,891)
Tax effect of deferred tax recognized	-	616,763	106,775
Effect of preferential tax of PRC subsidiary	-	(2,413)	-
Tax effect of non-deductible expenses	285,460	(390,066)	98,538
Income tax expense	$23,152	$227,324	$326,942

Income taxes for the years ended September 30, 2024, 2023 and 2022 are attributed to the Company’s continuing operations in China and consisted of:

	For the years ended September 30,
	2024	2023	2022
Current income tax	$33,219	$(354,476)	$118,905
Deferred income tax	(10,067)	581,800	208,037
Total income tax expense	$23,152	$227,324	$326,942

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2024 and 2023 are presented below:

	September 30, 2024	September 30, 2023
Deferred tax assets:
Bad debt allowance	$174,644	$82,312
Inventory impairment provision	254,864	216,892
Other deductible temporary difference	(267,944)	(143,805)
Net operating loss carry-forward	463,628	445,937
	(625,192)	(601,336)
Total	$-	$-

As of September 30, 2024 and 2023, allowance for the deferred tax assets was $625,192 and 601,336, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, Management believes that as of September 30, 2024, it is possible that the Company may not realize the benefits of these deductible differences.

NOTE 22 – COMMITMENT AND CONTINGENCIES

The Company has entered into a contract with a construction company for the construction of a factory in Sichuan. According to the terms of the contract, the Company has an irrevocable commitment to make payments. As of September 30, 2024, the Company still has the following payments to be made in accordance with the contract:

Future payments	Capital commitments
October 2024 to September 2025	$1,134,494
October 2025 to September 2026	290,283
October 2026 to September 2027	-
October 2027 to September 2028	-
October 2028 to September 2029	-
Thereafter	-
Total	$1,424,777

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2024 and 2023, the Company had no pending legal proceedings outstanding.

NOTE 23 – DISAGGREGATED REVENUE

The following table presents revenue by major product categories for the years ended September 30, 2024, 2023 and 2022, respectively:

	September 30, 2024		September 30, 2023		September 30, 2022
Revenue Category	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Sales of display modules	$18,146,699	56%	$27,793,530	48%	$35,113,651	34%
Sales of polarizers	12,137,669	37%	27,526,662	48%	62,709,731	59%
Research and developments	-	-%	-	-%	5,715,914	5%
Others	2,178,845	7%	2,205,508	4%	1,877,450	2%
Total	$32,463,213	100%	$57,525,700	100%	$105,416,746	100%

The revenue under category of others, are mostly from repairing services and mold product sales.

NOTE 24 – SEGMENT REPORTING

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

The following table presents revenues by geographic areas for the years ended September 30, 2024, 2023 and 2022, respectively.

	September 30, 2024		September 30, 2023		September 30, 2022
Country/Region	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Mainland China	$29,956,914	92%	$52,121,372	91%	$96,449,118	92%
Hong Kong and Taiwan	2,395,542	7%	5,404,328	9%	8,948,112	8%
Others	110,757	1%	-	-%	19,516	-%
Total	$32,463,213	100%	$57,525,700	100%	$105,416,746	100%

NOTE 25 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events to the balance sheet date of September 30, 2024 through January 27, 2025, the issuance of the consolidated financial statements.

The Company has already conducted a private placement of 1,623,376 Class A Ordinary Shares to Strattners Bank SA on November 18, 2024. It is expected that approximately $0.3 million will be received in near future for the production and operations of its domestic entities.

On December 31, 2024, the Company finished a stock reverse split. The Company authorized share capital of $500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of $0.0001 each, 8,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of $500,000 will be divided into: (i) 499,100,000 Class A ordinary shares of par value of 0.001 each, (ii) 800,000 Class B ordinary shares of par value of $0.001 each, and (iii) 100,000 preference shares of a par value of $0.001 each. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.

No other material subsequent events except for the disclosed in other footnotes above.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

NOTE 26 –CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

	As of September 30,
	2024	2023
ASSETS
Cash and cash equivalents	$5,098	$10,336
Prepayments, deposits and other current assets	9,575,900	8,272,000
Investment in subsidiaries	4,078,601	13,340,885
Total assets	$13,659,599	$21,623,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
Convertible Notes	1,075,781
Interest payable	4,044
Accrued expenses and other current liabilities	-	55,000
Total liabilities	$1,079,825	$55,000

SHAREHOLDERS’ EQUITY*
Class A ordinary Shares $0.001 par value, 499,100,000 shares authorized, 1,771,835 and 1,400,625 shares issued and outstanding as of September 30, 2024 and 2023	1,572	1,401
Class B ordinary share, $0.001 par value, 800,000 shares authorized, 200,000 and 0 shares issued and outstanding as of September 30, 2024 and September 30, 2023	200	-
Preference share, $0.001 per value, 100,000 shares authorized, 0 shares issued and outstanding as of September 30, 2024 and September 30, 2023	-	-
Additional paid-in capital	15,198,564	23,256,219
Accumulated deficit	(2,620,562)	(1,689,399)
Total equity of the Company’s shareholders	12,579,774	21,568,221
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,659,599	$21,623,221

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	For the years ended September 30,
	2024	2023	2022
Operating expenses:
General and administrative expenses	$(703,552)	$(624,877)	$(1,070,920)
Bank charges and others	(227,611)	(2,125)
Total operating expenses	(931,163)	(627,002)	(1,070,920)

Other non business income	-	8,523	-
Net loss	$(931,163)	$(618,479)	$(1,070,920)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	-	-	-
Total comprehensive loss	$(931,163)	$(618,479)	$(1,070,920)

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	For the years ended September 30,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(931,163)	$(618,479)	$(1,070,920)
Changes in operating assets and liabilities:
Prepaid expenses and other	(1,303,900)	556,142	-
Interest payable	4,044	-	-
Accrued expenses and current liabilities	(55,000)	55,000	(556,141)
Net cash used in operating activities	(2,286,019)	(7,337)	(1,627,061)

Cash Flows from Investing Activity:
Long-term investment	-	-	(4,078,601)
Net cash used in investing activity	-	-	(4,078,601)

Cash Flows from Financing Activities:
Proceeds received from stock issuance	1,205,000	-	12,409,022
Proceeds from convertible bond	1,075,781	-	-
Payments to related parties	-	-	(6,685,687)
Net cash provided by financing activities	2,280,781	-	5,723,335

Effect of changes in currency exchange rates	-	-	-

Net (decrease) increase in cash and cash equivalents	(5,238)	(7,337)	17,673
Cash, cash equivalents and restricted cash at the beginning of year	10,336	17,673	-
Cash and cash equivalents and restricted cash at the end of year	$5,098	$10,336	$17,673

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

(c) Shareholders’ Equity

The Company is authorized to issue 4,991,000,000 Class A ordinary shares of a par value of US$0.0001 each, 8,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each. There are currently 17,718,348 issued and outstanding ordinary shares, including 15,718,348 Class A ordinary shares and 2,000,000 Class B ordinary shares. Mr. Tao Ling holds 12.14% of the Class A ordinary shares and 100% of the Class B ordinary shares through his wholly owned holding company, while Mr. Xiaohong Yin holds 6.12% of the Class A ordinary shares through his wholly owned holding company.

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

Private placement

On January 31, 2024, OST entered into a Subscription Agreement for a private placement with MIDEA INTERNATIONAL CO., LIMITED. Pursuant to the Subscription Agreement, OST has agreed to issue and sell to the Purchaser 2,800,000 unregistered ordinary shares of the OST, at a purchase price equivalent to $0.35 per share. OST will receive $980,000 in proceeds from the Private Placement of these unregistered Ordinary Shares.

On March 28, 2024, according to the resolution of the shareholders’ meeting, the Company issued 2 million Class B ordinary shares to SHYD Investment Management Limited at an issuance price of $0.0001 per share. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

Redemption Conversion Shares

On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. Following that, Streeterville Capital, LLC redeemed the Note in Redemption Conversion Shares in June, August and September 2024 with a price of $0.3212, $0.2181 and $0.2371 with a cost of U$50,000, $50,000 and $125,000 respectively. As the result, the company issued 912,098 ordinary shares of the OST to Streeterville Capital, LLC.

Stock Reverse Split

On December 31, 2024, the Company finished a stock reverse split. The Company authorized share capital of $500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of $0.0001 each, 8,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of $500,000 will be divided into: (i) 499,100,000 Class A ordinary shares of par value of $0.001 each, (ii) 800,000 Class B ordinary shares of par value of $0.001 each, and (iii) 100,000 preference shares of a par value of $0.001 each. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.