Form 20-F
period 2025-09-30
Ostin Technology Group Co., Ltd.
filed 2026-01-26
CIK 1803407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _____________ to _____________.

Commission file number: 001-41362

Ostin Technology Group Co., Ltd.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Tao Ling

Tel: +86 (25) 58595234

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.025 per share	OST	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,963,920 Class A Ordinary Shares, par value $0.025 per share and 28,000 Class B Ordinary Shares, par value $0.025(149,098,000 Class A Ordinary Shares, par value $0.001 and 700,000 Class B Ordinary Shares, par value 0.001 prior to split) issued and outstanding as of September 30, 2025.

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

OSTIN TECHNOLOGY GROUP CO., LTD.

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“AIO”	All-in-one computer

“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology

“China” or “PRC”	The People’s Republic of China, excluding Taiwan, solely for purpose of this annual report

“Class A Ordinary Shares”	Our class A Ordinary Shares, par value $0.025 per share

“Class B Ordinary Shares”	Our class B Ordinary Shares, par value $0.025 per share

“Code”	The United States Internal Revenue Code of 1986, as amended

“Exchange Act”	Securities Exchange Act of 1934, as amended

“IoT”	Internet of Things

“Jiangsu Austin”	Our wholly owned subsidiary, which is a company limited by shares incorporated in China

“LED”	Light emitting diode, a light emitting display technology

“Nasdaq”	Nasdaq Stock Market LLC

“Nanjing Aosa” or “WFOE”	Nanjing Aosa Technology Development Co., Ltd., our wholly owned subsidiary, which is a limited liability company formed in China

“OLED”	Organic light emitting diode, a light emitting display technology

“Ordinary Shares”	Our Class A Ordinary Shares and Class B Ordinary Shares

“Ostin”	Ostin Technology Group Co., Ltd., a Cayman Islands exempted company

“our company,” the “Company,” “us” or “we”	Ostin Technology Group Co., Ltd. and/or its consolidated subsidiaries, unless the context suggests otherwise

“PCAOB”	Public Company Accounting Oversight Board

“polarizer”	Polarizing film, a composite optical film used in LCD/OLED/AMOLED displays

“RMB” or “Renminbi”	Legal currency of China

“PFIC”	A passive foreign investment company

“SEC”	The United States Securities and Exchange Commission

“Shanghai Inabata”	Shanghai Inabata Trading Co., Ltd., a wholly owned subsidiary of Inabata & Co., Ltd.

“Securities Act”	The Securities Act of 1933, as amended

“TFT-LCD”	Thin-film transistor liquid crystal display, a display technology

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“VIE”	Variable interest entity whose financial statements were included in our consolidated financial statements as a result of a series of agreements based upon which, under U.S. GAAP (as defined below), we were considered the primary beneficiary of Jiangsu Austin for accounting purposes before Jiangsu Austin became our wholly owned subsidiary.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB7.1190 to US$1.00, the rate published by the Federal Reserve Board on September 30, 2025. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

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

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Class A Ordinary Shares could decline in value or become worthless.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

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

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, Audit Alliance LLP, headquartered in Singapore, is an independent registered public accounting firm with the PCAOB and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling $37,621,838, $25,958,620 and $24,753,990 as of September 30, 2025, 2024 and 2023, respectively.

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

Under PRC law, Ostin may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended September 30, 2025, 2024 and 2023, Ostin provided funding to our PRC subsidiaries of $4,635,000, $0 and $0 respectively.

In addition, funds are transferred among our PRC subsidiaries for working capital purposes, primarily between Jiangsu Austin, our main operating subsidiary and its subsidiaries. The following table provides a summary of the distributions and working capital funds transferred between Jiangsu Austin and its subsidiaries:

	Fiscal Years Ended September 30,
	2025	2024	2023
Cash transferred to its subsidiaries from Jiangsu Austin	$9,313,712	$14,951,355	$8,617,106
Cash transferred to Jiangsu Austin from its subsidiaries	$-	$57,000	$-

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

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Class A Ordinary Shares could decline in value or become worthless.

●	The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering or future financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

●	Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

●	We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry.

●	Our debt may restrict our operations, and cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

●	We depend on a key equipment supplier for the manufacture of polarizers, the loss of which could hurt our business.

●	We depend on the supply of raw materials and key component parts, and any adverse changes in such supply or the costs of raw materials may adversely affect our operations.

●	We are still in the process of obtaining certificates for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.

●	We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

●	Other flat panel display technologies or alternative display technologies could render our products uncompetitive or obsolete.

●	Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

●	The indictment of our former Co-Chief Executive Officer and a former director, the related U.S. Department of Justice investigation, and the Nasdaq trading halt could have a material adverse effect on our business, financial condition, results of operations, reputation, and the value of our securities.

Risks Related to Ownership of our Class A Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to Class A Ordinary Shares, including, but not limited to, the following:

●	Recent and potential future issuances of a substantial number of our Class A Ordinary Shares, including shares issuable upon exercise of warrants, could adversely affect the market price of our securities and result in significant dilution to existing shareholders.

●	An active trading market for our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

●	The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

●	Trading of our Class A Ordinary Shares on the Nasdaq Capital Market has been suspended since September 12, 2025, and there is no assurance as to when, or if, trading will resume.

●	In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

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

On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities within the time frame specified by the Overseas Listing Trial Measures. As a result, we were required to file with the CSRC within three business days after the completion of the first offering in connection with our shelf registration statement on Form F-3 (File No. 333-279177). However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Overseas Listing Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of the Company’s securities to significantly decline or be worthless. See” - The approval of and filing with the CSRC, CAC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

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

Dividends payable to our foreign investors and gains on the sale of our Class A shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company—Regulation—Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our Class A Ordinary Shares may decline significantly.

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

The value of the RMB and the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to U.S. dollar will result in exchange loss, while depreciation of RMB to U.S. dollar will result in exchange gain.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. In 2025, we made contributions to the applicable employee benefit plans and withheld individual income tax in accordance with the requirements of the jurisdictions in which we operated. However, if local authorities subsequently adjust contribution bases or enforcement practices, or determine that our past practices were non-compliant, we could be required to make additional payments, including retroactive contributions, surcharges, or penalties. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, and our financial condition and results of operations may be adversely affected.

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

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOF. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the year ended September 30, 2025 after we file our annual report on Form 20-F for such year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong, among other jurisdictions, as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

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

Customers who account for greater than 10% of our total annual revenue are our major customers. We had two major customers accounting for 45.1% and 10% of our total revenue for the year ended September 30, 2025, respectively. We had two major customers accounting for 35.3% and 11.3% of our total revenue for the year ended September 30, 2024, respectively. We had two major customers accounting for 47.5% and 17.8% of our total revenues for the year ended September 30, 2023, respectively.

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

As of September 30, 2025, we had current assets and current liabilities of $18,374,551 and $39,735,453 respectively. Additionally, we incurred a net loss of $10,311,035 for the current year, resulting in an accumulated deficit of $28,543,211. Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our Class A Ordinary Shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

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

We have a substantial amount of debt. As of September 30, 2025, we had approximately $26 million of debt outstanding. Our substantial debt could have important consequences to you. For example, it could:

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

We have used, and expect to use, a vast majority of our equipment from Shanghai Inabata Trading Co., Ltd. (“Shanghai Inabata”), a wholly owned subsidiary of Inabata & Co., Ltd., which is affiliated with Sumitomo Chemical Co., Ltd., under an existing agreement with Shanghai Inabata to produce polarizers. Pursuant to our agreement with Shanghai Inabata, Shanghai Inabata provides us, free of charge, the principal equipment for manufacturing polarizers for a term of five years till September 2022, with an automatic renewal of one more year unless terminated by either party in writing with a three-month advance notice. The agreement has been automatically renewed and is currently in force. In the event that we are unable to use or purchase such equipment upon early termination or expiration of our agreement with Shanghai Inabata, or if we fail to secure the equipment to replace such equipment, our business would be hurt. As part of our strategic development plan in 2024, we took steps to diversify similar equipment supplies to further enhance our production capabilities. We entered into certain purchase agreements with other equipment suppliers and put deposit for the new equipment since 2020. The equipment we purchased in 2025 almost 100% from Shanghai Inabata.

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

Two suppliers accounted for 36.8% and 6.3% of our total purchase of raw materials for the year ended September 30, 2025, respectively. Two suppliers accounted for 43.2% and 10.9% of our total purchase of raw materials for the year ended September 30, 2024, respectively. Two suppliers accounted for 42.6% and 6.8% of our total purchase of raw materials for the year ended September 30, 2023, respectively. Any material change in the spot and forward rates could have a material adverse effect on the cost of our raw materials and on our operations. In addition, we do not enter into long-term contracts with our suppliers. If any of our major suppliers ceases to supply key raw materials to us and if we need alternative sources for key component parts for any other reason, these component parts may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period or on commercially acceptable terms, if at all. Shipments of affected products have been limited or delayed as a result of such problems in the past, and similar problems could occur in the future. An inability to obtain our key source supplies for the manufacture of our products might require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations.

We are in the process of obtaining certificates for our manufacturing facilities in Chengdu, China. If we fail to obtain any of them, our business may be materially and adversely affected.

We have completed the initial construction of our new manufacturing facilities in Chengdu, China and started production on such facilities. As of the date of this annual report, we have obtained the land certificate certificates for such facilities. While we consider these certificates as requiring procedural, rather than substantive, approvals by government agencies, there is no guarantee that we will obtain all of them. The failure to obtain any of these certificates could result in us having to vacate the premises and our manufacturing activities on such premises may be interrupted or suspended. If we are forced to move, we may not be able to find alternative facilities at all or at reasonable cost, and our manufacturing activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

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

Our success will depend on our ability to continue to develop and market our products. We have been granted 156 patents in China relating to our products and have 20 pending patent applications as of the date of this annual report. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Also, litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy.

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

A significant portion of our revenue was derived from sales of display modules. For the years ended September 30, 2025, 2024 and 2023, revenues from such sales contributed to approximately 38%, 56% and 48% of our total revenue, respectively. Though we expect this revenue concentration in sales of display modules to decline over time when we ramp up the production and sales of polarizers as well as develop new products, we may not be successful in our efforts and may continue to heavily rely on sales of display modules for a significant portion of our revenue. A decrease in the revenues from those products, an increase in the material and manufacturing costs, changing consumer preferences or material quality issues concerning those products may materially and adversely affect our business and operating results in the near future.

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

We have employed a considerable number of outsourced workers for our operations. As of September 30, 2025, 2024 and 2023, we had 221, 126 and 51 outsourced employees, respectively, accounting for 63%, 52% and 22.6% of our total workforce. In addition, some of the outsourced employees worked in certain key roles. As a result of our failure to comply with the Labor Dispatch Provisions, we may be ordered by relevant labor administrative authorities to rectify our noncompliance within a specified period. If we fail to rectify the noncompliance within the specified period, we may be subject to fines of up to RMB10,000 for each incompliant outsourced worker.

Ostin is a holding company and it relies on its PRC subsidiaries for all of these operations in China. We also rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to pay dividends to us, or any tax implications of making dividend payments to us, could have a material adverse effect on our ability to pay dividends to holders of the Class A Ordinary Shares.

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

The indictment of our former Co-Chief Executive Officer and a former director, the related U.S. Department of Justice investigation, and the Nasdaq trading halt could have a material adverse effect on our business, financial condition, results of operations, reputation, and the value of our securities.

On September 12, 2025, the United States Department of Justice (“DOJ”) unsealed an indictment in the United States District Court for the Eastern District of Virginia against two individuals, Lai Kui Sen and Yan Zhao, alleging conspiracy to commit securities fraud and wire fraud involving the Company’s stock. At the time of the indictment, Mr. Lai Kui Sen served as our Co-Chief Executive Officer and as a director. Following the unsealing of the indictment, The Nasdaq Stock Market (“Nasdaq”) halted trading of our Class A ordinary shares pending our response to Nasdaq’s request for additional information and documentation relating to the indictment, our SEC filings, and our public disclosures. Trading will remain halted until Nasdaq determines that its request has been fully satisfied.

In response, our Board of Directors removed Mr. Lai Kui Sen from his positions as director and Co-Chief Executive Officer, and established a special committee comprised solely of independent directors to investigate the facts and circumstances outlined in the indictment. The special committee’s investigation is ongoing, and we cannot predict the duration, scope, or outcome of the DOJ’s investigation, any related regulatory inquiries, or the Nasdaq review.

These matters could result in significant legal and other costs, divert management’s attention, and disrupt our operations. They may also lead to additional regulatory scrutiny, shareholder litigation, or other governmental investigations. The trading halt has eliminated liquidity in our Class A ordinary shares, and there can be no assurance as to when, or if, trading will resume. Even if trading resumes, the market price of our securities may be adversely affected. In addition, the allegations in the indictment and any negative publicity could damage our reputation with customers, suppliers, employees, and investors, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Ownership of our Class A Ordinary Shares

Recent and Potential Future Issuances of a Substantial Number of Our Class A Ordinary Shares, Including Shares Issuable Upon Exercise of Warrants, Could Adversely Affect the Market Price of Our Securities and Result in Significant Dilution to Existing Shareholders

During the fiscal year ended September 30, 2025, we completed several equity and equity-linked offerings, including issuances of Class A Ordinary Shares and warrants to purchase additional Class A ordinary shares, as well as exchanges of outstanding warrants for Class A Ordinary Shares. These transactions have significantly increased the number of our outstanding Class A Ordinary Shares and created the potential for the issuance of a substantial number of additional shares in the future. For example:

●	November 2024 Registered Offering: We issued 1,623,376 Class A Ordinary Shares to Strattners Bank SA.

●	February 2025 PIPE: We issued 965,513 Class A ordinary shares and warrants to purchase 2,896,539 Class A Ordinary Shares, which were subsequently exercised on an alternate cashless basis for 24,582,913 Class A Ordinary Shares.

●	April–May 2025 Registered Offering and Warrant Exchange: In April 2025, we issued 9,090,908 Class A Ordinary Shares and warrants to purchase up to 90,909,080 Class A ordinary shares. In May 2025, we entered into a warrant exchange agreement with certain holders of these warrants, under which the holders surrendered all 18,181,816 warrants (representing rights to purchase 90,909,080 Class A ordinary shares) in exchange for 70,909,082 newly issued Class A ordinary shares.

●	June/July 2025 Registered Direct Offering: We issued 10,500,000 Class A Ordinary Shares and pre-funded warrants to purchase 31,166,667 Class A Ordinary Shares.

As a result of these transactions, our outstanding share capital increased substantially during the fiscal year. As of September 30, 2024, we had 15,718,348 Class A Ordinary Shares, par value $0.0001 per share issued and outstanding. Following the equity issuances and warrant exchanges described above, and after giving effect to a 1-for-10 reverse share split, we had 107,430,032 Class A Ordinary Shares, par value $0.001 per share, issued and outstanding as of May 12, 2025. This represents a significant increase in the number of our publicly traded shares, with the potential for further material increases upon the exercise of outstanding warrants and pre-funded warrants. The issuance of a substantial number of additional shares, or the perception that such issuances or resales may occur, could materially and adversely affect the market price of our Class A ordinary shares.

In addition, the issuance of additional Class A Ordinary Shares upon exercise of warrants or pre-funded warrants, or in future equity or equity-linked offerings, would dilute the ownership interests of existing shareholders. Such dilution could be significant and could occur at prices below the current market price of our Class A Ordinary Shares. We cannot predict the timing or size of any future sales of our securities in the public market, whether by us or by holders of our securities, nor can we predict the effect, if any, that such sales will have on the market price of our Class A Ordinary Shares.

An active trading market for our Class A Ordinary Shares or our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

Our Class A Ordinary Shares are listed on the Nasdaq. We cannot assure you that a liquid public market for our Class A Ordinary Shares will continue because Nasdaq halted the trading of our Class A Ordinary Shares as of the date of this annual report. If an active public market for our Class A Ordinary Shares does not continue, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

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

The listing of our Class A Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 19, 2024, the Company received a written notification from Nasdaq, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our Class A Ordinary Shares for the 30 consecutive business days from December 5, 2023 to January 18, 2024, the Company no longer meets the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 17, 2024, to regain compliance with the Minimum Bid Price Requirement. On July 18, 2024, the Company received another written notification from Nasdaq, notifying that the Company is eligible for an additional 180 calendar day period, or until January 13, 2025, to regain compliance with the Minimum Bid Price Requirement. Nasdaq’s determination was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse share split. On November 26, 2024, the extraordinary general meeting of shareholders of the Company convened during which the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) was approved and adopted to effect a reverse share split (the “2024 Reverse Share Split”) at a ratio of 1-for-10. On December 31, 2024, the Company effected the 2024 Reverse Share Split of its outstanding Ordinary Shares and preference shares at a ratio of 1-for-10 and Class A Ordinary Shares began trading on Nasdaq on a split-adjusted basis. On January 16, 2025, Nasdaq notified the Company that it has regained compliance with the Minimum Bid Price Requirement.

On July 17, 2025, the extraordinary general meeting of shareholders of the Company approved a reverse share split at a ratio of 1-for-25 (the “2025 Reverse Share Split”). On August 5, 2025, Upon the effectiveness of the 2025 Reverse Share Split, every 25 shares of the Company’s issued and outstanding Class A Ordinary Shares were automatically combined into one Class A Ordinary Share, reducing the total number of outstanding Class A Ordinary Shares from approximately 132.43 million to approximately 5.29 million. In conjunction with the 2025 Reverse Share Split, the Company adopted the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Fifth Amended and Restated Memorandum and Articles of Association”) to proportionately reduce the number of authorized shares for issuance and to adjust the par value of the post–reverse share split Ordinary Shares to $0.025 per share.

Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market; however, trading is suspended since September 12, 2025, pending our response to Nasdaq’s request for additional information in connection with the DOJ investigation. Continued listing on the Nasdaq Capital Market is subject to our compliance with all applicable Nasdaq listing requirements, including maintaining a minimum bid price of $1.00 per share and other quantitative and qualitative standards. If we do not maintain compliance, Nasdaq could commence additional suspension or delisting procedures in respect of Ostin’s Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension continues or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of the Class A Ordinary Shares of the Company to investors and cause the trading volume of Class A Ordinary Shares of the Company to decline, which could result in a further decline in the market price of Class A Ordinary Shares of the Company.

Trading of our Class A Ordinary Shares on the Nasdaq capital market has been suspended since September 12, 2025, and there is no assurance as to when, or if, trading will resume.

On September 12, 2025, the United States Department of Justice (the “DOJ”) unsealed an indictment of two individuals -Lai Kui Sen and Yan Zhao (the “Indictment”). At the time the Indictment was unsealed, Mr. Sen served as Co-Chief Executive Officer of Ostin Technology Group Co., Ltd. (the “Company”). The indictment alleges that Mr. Sen and Mr. Zhao orchestrated a securities and wire fraud scheme using the Company’s stock (the “Indictment”). Following the unsealing of the Indictment, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), requesting the Company to provide certain information and/or documents related to the Indictment, as well as the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and its public disclosures and other publicly available information. The trading of Class A ordinary shares of the Company on Nasdaq was halted on September 12, 2025 pending the receipt of the additional requested information and will remain halted until the Company has fully satisfied Nasdaq’s request for additional information. We cannot predict the timing of Nasdaq’s review, whether Nasdaq will determine that we have met its requirements, or whether trading will resume at all.

The halt of trading has eliminated liquidity in our Class A Ordinary Shares, which may adversely affect the market price of our securities when and if trading resumes. The lack of an active trading market may also impair our ability to raise capital through equity or debt financing, reduce institutional and other investor interest, limit analyst coverage, and diminish market-making activity. If trading does not resume, or resumes only after a prolonged period, the value of our Class A Ordinary Shares could decline significantly, and investors may be unable to sell their shares at desired times or prices.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information – E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Our Fifth Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares.

Some provisions of our Fifth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Fifth Amended and Rested Memorandum and Articles of Association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our CEO has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this annual report, Tao Ling, our Chairman of the board of directors and Chief Executive Officer, beneficially owns an aggregate of 32.04% of our aggregate voting power, including 0.13% of our issued and outstanding Class A Ordinary Shares, and 100% of our issued and outstanding Class B Ordinary Shares. Accordingly, Mr. Ling could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Ling will also have the power to prevent or cause a change in control. Without the consent of Mr. Ling, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Ling could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Ling may differ from the interests of our other shareholders. The concentration in the ownership of our Class A Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding Mr. Ling and his affiliated entity, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Fifth Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our Fifth Amended and Restated Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s Articles of Association. Our Fifth Amended and Restated Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than 10% in par value of the share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 5 clear days is required for the convening of a general meeting. A quorum required for a general meeting is the holders of one-third of the issued and outstanding shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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

We are required to file an annual report on Form 20-F within four months of the end of each year. In addition, we publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

On April 29, 2022, we consummated our initial public offering of 3,881,250 Ordinary Shares (388,125 Class A Ordinary Shares following the 2024 Reverse Share Split, and 15,525 Class A Ordinary Shares following the 2025 Reverse Share Split) at a price of $4.00 per share, generating gross proceeds of $15,525,000 before deducting underwriting discounts and commissions and offering expenses.

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

On the same date, the shareholders approved for the Company to repurchase 2,000,000 Class A Ordinary Shares (200,000 Class A Ordinary Shares following the 2024 Reverse Share Split, and 8,000 Class A Ordinary Shares following the 2025 Reverse Share Split) registered in the name of SHYD Investment Management Limited at an amount equal to the aggregate par value of US$200 (the “Repurchase Price”) and the Repurchase Price out of the proceeds from a fresh issue of 2,000,000 Class B Ordinary Shares (200,000 Class B Ordinary Shares following the 2024 Reverse Share Split, and 8,000 Class B Ordinary Shares following the 2025 Reverse Share Split) to SHYD Investment Management Limited. Following the repurchase and issue of Class B Ordinary Shares, the Company’s issued share capital remained unchanged, and SHYD Investment Management Limited owned 1,908,612 Class A Ordinary Shares (190,862 Class A Ordinary Shares following the 2024 Reverse Share Split, and 7,635 Class A Ordinary Shares following the 2025 Reverse Share Split) and 2,000,000 Class B Ordinary Shares (200,000 Class B Ordinary Shares following the 2024 Reverse Share Split, and 8,000 Class B Ordinary Shares following the 2025 Reverse Share Split) of the Company, respectively, represented approximately 76.5% of our outstanding voting power. Tao Ling, Ostin’s Chief Executive Officer and Chairman is the sole shareholder and director of SHYD Investment Management Limited. Consequently, he may be deemed the beneficial owner of the securities held by SHYD Investment Management Limited and exercises voting and dispositive power over such securities.

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

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (162,338 Class A Ordinary Shares following the 2024 Reverse Share Split, and 6,494 Class A Ordinary Shares following the 2025 Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (162,338 Class A Ordinary Shares following the 2024 Reverse Share Split, and 6,494 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the volume-weighted average price of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this annual report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses. The proceeds were used for daily operation.

On November 26, 2024, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, the shareholders approved (i) the Company’s authorized share capital of US$500,000 divided into 4,991,000,000 class A ordinary shares of a par value of US$0.0001 each, 8,000,000 class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of US$500,000 will be divided into: (i) 499,100,000 class A ordinary shares of par value of US$0.001 each, (ii) 800,000 class B ordinary shares of par value of US$0.001 each, and (iii) 100,000 preference shares of a par value of US$0.001 each (the “2024 Reverse Share Split”); (ii) the transfer agent and share registrar of the Company be and is hereby authorized to update the listed register of members of the Company as may be necessary to reflect the 2024 Reverse Share Split; and (iii) the registered office provider of the Company be and is hereby authorized to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the 2024 Reverse Share Split. At the same meeting, the shareholders also approved, ratified and confirmed the appointment of Audit Alliance LLP as the independent public accounting firm for the year ended September 30, 2024.

On December 31, 2024, the Company effected the 2024 Reverse Share Split of its ordinary shares and preference shares at a ratio of 1-for-10 and the Class A Ordinary Shares began trading on Nasdaq on a split-adjusted basis.

On January 10, 2025, the Board of Directors, Nominating Committee and Corporate Governance Committee of the Company approved and confirmed the appointment of Lai Kui Sen as a director and the Co-Chief Executive Officer of the Company. The title of Mr. Tao Ling was changed from Chief Executive Officer of the Company to the Co-Chief Executive Officer of the Company.

On February 10, 2025, the Company entered into a securities purchase agreement with certain individual investors for the sale of an aggregate of 965,513 Class A ordinary shares (38,621 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share, through a private investment in public equity at a purchase price of US$1.45 per share. In connection with the PIPE, the purchasers also received warrants to purchase an aggregate of 2,896,539 Class A ordinary shares. The warrants were exercisable immediately upon issuance and, on February 17, 2025, the Company consummated the PIPE and issued the Class A ordinary shares and warrants to the purchasers. The purchasers elected to conduct an alternate cashless exercise of the warrants, resulting in the issuance of an aggregate of 24,582,913 Class A ordinary shares (983,317 Class A Ordinary Shares following the 2025 Reverse Share Split). The Class A ordinary shares issued in the PIPE and upon exercise of the warrants are subject to lock-up agreements pursuant to which the purchasers agreed not to offer or sell any Class A ordinary shares beneficially owned, held or thereafter acquired for a period of twenty months following the closing date of the PIPE. The offering generated gross proceeds of approximately US$1.4 million, before deducting estimated offering expenses payable by the Company.

On April 9, 2025, the Amended and Restated 2024 Equity Incentive Plan, which had been approved by the Board of Directors on March 20, 2025, became effective. The original 2024 Equity Incentive Plan had been approved by the Board on June 7, 2024. Under the Amended and Restated 2024 Equity Incentive Plan, a total of 1,400,000 ordinary shares of the Company are available for issuance. On the same date, the Board approved the grant of an aggregate of 500,000 Class B ordinary shares to Tao Ling, our Co-Chief Executive Officer and director. These shares vested immediately upon acceptance and are subject to a lock-up period until October 10, 2026.

On April 14, 2025, the Company entered into a securities purchase agreement with several investors for the sale of 9,090,908 Class A ordinary shares (363,635 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share, together with warrants to purchase up to 90,909,080 Class A ordinary shares. Each Class A ordinary share was sold together with two associated warrants at a combined offering price of US$0.55. The warrants have an initial exercise price of US$0.80 per share, are exercisable immediately upon issuance. On the seventh calendar day following issuance, the exercise price was reset to US$0.16 per share and the number of Class A ordinary shares issuable upon exercise was adjusted to 90,909,080. The offering closed on April 15, 2025, generating aggregate gross proceeds of approximately US$5.0 million before deducting offering expenses.

On April 30, 2025, the Company convened an extraordinary general meeting of shareholders at which all proposals considered were approved. Shareholders resolved to increase the Company’s authorized share capital to US$10,000,000, divided into 9,982,000,000 Class A ordinary shares, par value US$0.001 per share, 16,000,000 Class B ordinary shares, par value US$0.001 per share, and 2,000,000 preference shares, par value US$0.001 per share. Shareholders also approved the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, replacing the existing amended and Restated Memorandum and articles of association in their entirety, and authorized the Company’s registered office provider to make the necessary filings with the Registrar of Companies in the Cayman Islands to effect the adoption.

On May 3, 2025, the Company entered into a warrant exchange agreement with certain holders of 18,181,816 warrants, each to purchase five Class A ordinary shares (an aggregate of 90,909,080 Class A ordinary shares) at an exercise price of US$0.16 per share. The warrants had been issued on April 14, 2025 pursuant to a securities purchase agreement. Under the exchange agreement, the holders surrendered 18,181,816 warrants for cancellation, and in exchange the Company issued an aggregate of 70,909,082 Class A ordinary shares (2,836,363 Class A Ordinary Shares following the 2025 Reverse Share Split). The exchanged shares were issued on May 7, 2025.

On June 30, 2025, the Company entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 10,500,000 Class A ordinary shares, par value US$0.001 per share, and pre-funded warrants to purchase 31,166,667 Class A ordinary shares. The pre-funded warrants have an exercise price of US$0.001 per share, are immediately exercisable subject to a 9.99% beneficial ownership limitation, and may be exercised on a cashless basis at any time until exercised in full. The offering closed on July 1, 2025, and the Company received net proceeds of approximately US$4.52 million after deducting offering expenses.

On July 17, 2025, the Company convened an extraordinary general meeting of shareholders at which all proposals considered were approved. Shareholders resolved to consolidate and divide the Company’s authorized share capital of US$10,000,000, previously divided into 9,982,000,000 Class A ordinary shares, 16,000,000 Class B ordinary shares, and 2,000,000 preference shares, at a ratio of one-for-twenty-five, resulting in 399,280,000 Class A ordinary shares, 640,000 Class B ordinary shares, and 80,000 preference shares, each with a par value of US$0.025. Shareholders also approved the adoption of the Fifth Amended and Restated Memorandum and Articles of Association to replace the Fourth Amended and Restated Memorandum and Articles of Association in their entirety, to reflect the share consolidation, and authorized the settlement of fractional shares arising from the consolidation. In addition, shareholders approved the adjournment of the meeting to a later date at the discretion of the chairman in order to solicit additional proxies in favor of one or more proposals.

On August 5, 2025, the Company effected the 2025 Reverse Share Split of its ordinary shares at a ratio of 1-for-25, and the Class A ordinary shares began trading on the Nasdaq Capital Market on a split-adjusted basis.

On November 9, 2025, Mr. Heung Ming Wong notified the Company of his resignation as an independent director of the Company, effective as of November 10, 2025. Mr. Wong has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter relating to its operations, policies or practices.

On December 22, 2025, the Board of Directors appointed Mr. Rongguo Cui as an independent director of the Company. Mr. Cui was also appointed as a member of the Special Committee tasked with investigating the facts and circumstances outlined in the indictment made by the United States District Court for the Eastern District of Virginia.

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, King & Wood Mallesons, other than those requisites for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities, including the CSRC, CAC or any other governmental agency that is required to approve our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Company	License/Permission	Issuing Authority	Validity
Jiangsu Austin Optronics Technology Co., Ltd.	Business License	Jiangsu Provincial Administration for Market Regulation	Long-term with no expiration date
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Jinling Customs, People’s Republic of China	Long-term with no expiration date
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term with no expiration date
Sichuan Ausheet Electronic Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term with no expiration date
	Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity	Chengdu Customs, People’s Republic of China	Long-term with no expiration date
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term with no expiration date
	Certificate of Safety Production Standardization	Chengdu Bureau of Emergency Management	Until July 25, 2027
Nanjing Aoting Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Until May 12, 2045
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term with no expiration date
	Certificate of Safety Production Standardization	Emergency Management Bureau of Nanjing Jiangbei New Area Management Committee	Until January 2, 2027
Luzhou Aozhi Optronics Technology Co., Ltd.	Business License	Market Supervision Bureau of Naxi District, Luzhou City	Long-term with no expiration date
	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term with no expiration date
Sichuan Auniu New Materials Co., Ltd.	Business License	Shuangliu District Administrative Approval Bureau, Chengdu City	Long-term with no expiration date
Jiangsu Huiyin Optronics Co., Ltd.	Business License	Nanjing Municipal Administration for Industry and Commerce	Until May 1, 2043
Nanjing Zhancheng Photoelectron Co., Ltd.	Business License	Market Supervision Bureau of Xuanwu District, Nanjing City	Until December 14, 2031
Austin Optronics Technology Co., Ltd.	Business License	The Companies Registry (Hong Kong)	Long-term with no expiration date
Nanjing Aosa Technology Development Co., Ltd.	Business License	Nanjing Municipal Administration for Market Supervision	Long-term with no expiration date
Beijing Suhongyuanda Science and Technology Co., Ltd.	Business License	Beijing Municipal Administration for Market Supervision	Until September 23, 2049

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

We seek to improve our market position through our close collaborative customer relationships and a focus on the development of high-end display products and new display materials. Our customers include many of the leading manufacturers of computers, automotive electronics and LCD displays primarily in China. We have also successfully introduced our polarizers to many companies in China and have witnessed a significant revenue since we commenced the production and sales of polarizers in 2019, and expanded our product lines to include polarizers used for both vertical alignment (VA) panels and in-plane switching (IPS) panels in 2020. However, due to the impact of the COVID-19 pandemic on the global economy and fast development of the smartphones market, most of our customers were focusing on reducing their stock, resulting in a significant decline in the demand in the following years. As our company is an upstream producer in the display industry chain, this directly led to a continuous decline in our order volume. Consequently, our sales experienced varying degrees of decline from 2022 till the date of this annual report. However, as the inventories of our customers are gradually cleared, we anticipate a recovery in demand. Moreover, the decline in sales during this period has led to a reduction in competitors, and orders are expected to be concentrated among the leading players. Consequently, we believe that we are in a position to capture a larger market share in 2025.

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

In 2025, we also completed the development of our new product-OLED Material (Protective Film Manufacturing). Invested in the Aoniu New Materials project (Polyimide CPI material), which has achieved fully independent intellectual property. The project entered mass production in August 2025 and has already generated sample sales. Small-volume sales are expected by year-end, with larger orders anticipated in the first half of 2026.

During the years ended September 30, 2025, 2024 and 2023, our revenues were $39,678,541, $32,463,213 and $57,525,700, respectively, and net loss were $(10,311,035), $(10,189,391) and $(11,013,996), respectively.

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

Consumer Electronics

Our display modules for consumer electronics include AIOs, monitors, laptop computers and tablets and range from 12.1 inches to 31.5 inches in size in a variety of display formats. Revenue from sales of our display modules for consumer electronics was approximately $14,083,166 or 92.44% of our total revenue from sales of display modules in the year ended September 30, 2025, approximately $16,752,162, or 92.32% of our total revenue from sales of display modules in the year ended September 30, 2024, and approximately $25,776,249, or 92.74% of our total revenue from sales of display modules in the year ended September 30, 2023.

In the year ended September 30, 2025, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules. In the year ended September 30, 2024, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules. In the year ended September 30, 2023, our principal products in terms of sales revenue in this category were 21.5-inch and 23.8-inch display modules.

Consumer demand for laptop computers has steadily declined in recent years due to competition from tablet computers and smartphones that are more economical and convenient to use compared to notebook computers while offering similar levels of computing functionality. In an effort to maintain the competitiveness of our products, we have focused on the research and development, production and sales of display modules with higher specifications such lower energy consumption, as higher resolutions and refresh rates, and reduced thickness and weight. As discussed above, the demand for consumer electronics including TVs, monitors, and entertainment devices has been reduced due to market saturation during the early stages of the pandemic. The consumer electronics market has not recovered from the downturn. As of September 30, 2023, despite China’s easing of COVID-19 related restrictions, the negative impact on the market persisted, and consumer electronics sales continued to show a downward trend. As of September 30, 2024, the consumer electronics market had not rebounded from its downturn, and consumer electronics sales continue to show a downward trend. It indicates ongoing challenges in market demand and conservative consumer behavior. Looking ahead from 2025 and into the coming years, however, structural differentiation and weaker cyclicality are set to become the new normal situation. The LCD industry is gradually entering a mature phase, accompanied by profound shifts in its cyclical characteristics. Key trends include:

-	Weaker Cyclical Fluctuations: Industry cyclicality is expected to moderate significantly.

-	Shift in Cycle Drivers: The primary drivers of industry cycles are transitioning from aggregate supply-demand dynamics to structural supply-demand dynamics.

-	Supply-Side Consolidation: Large-scale capital expenditure competition has largely concluded. Global LCD production capacity is increasingly concentrated in mainland China, with a stable duopoly formed by BOE and TCL CSOT. By dynamically adjusting utilization rates, suppliers are gaining stronger control over market balance and pricing.

-	Demand-Side Transformation: Growth in traditional application markets such as TVs and monitors has peaked, shifting competition toward high-end segments. Key growth areas include:

-	TVs: Ultra-large sizes (85 inches and above) and Mini LED backlighting.

-	IT Products: Stable demand for high-end gaming monitors and professional creative displays.

-	Emerging Applications: Automotive displays (featuring multi-screen and large-screen trends) and smart commercial displays have become major new growth drivers.

-	Profitability Restructuring: Industry profitability will increasingly depend not only on panel prices but also on manufacturers’ presence in high-value-added product segments and their core technology barriers. Panel prices are expected to stabilize within a reasonable range, contributing to more consistent profitability across suppliers.

As customer inventories gradually clear, we anticipate a recovery in market demand. This phase of industry adjustment has also accelerated market consolidation, with orders expected to be concentrated among leading players. Based on these developments, we project that the Company will be well-positioned to expand its market share by 2026.

Automotive Display

Our display modules used in automobiles range from 7.8 inches to 13.3 inches in wide formats. Revenue from sales of our display modules in this category was approximately $670,375, or 4.41% of our total revenue from sales of display modules in the year ended September 30, 2025, approximately $670,960, or 3.70% of our total revenue from sales of display modules in the year ended September 30, 2024, and approximately $1,312,628, or 4.72% of our total revenue from sales of display modules in the year ended September 30, 2023.

During the year ended September 30, 2025, our principal products in terms of sales revenue in this category were 9.7-inch and 10.4-inch display modules. During the year ended September 30, 2024, our principal products in terms of sales revenue in this category were 9.7-inch and 10.4-inch display modules. During the year ended September 30, 2023, our principal products in terms of sales revenue in this category were 9.7-inch and 10.4-inch display modules.

Customers have become more demanding for in-vehicle infotainment systems which drives the automakers to launch larger display systems with better quality and more functions. The increasing popularity of head-up displays and rear-seat entertainment displays is also fueling the growth of automotive display markets. We are working with a number of automakers in China to develop and manufacture in-car display modules that meet their specifications. However, a decade-long national subsidy from the Chinese government for new energy vehicles was officially discontinued from January 1, 2023. As a result, the sales of display modules for automotive displays were adversely impacted. The company’s progress has been rather slow. We have just received a small project of this type from India in 2025 hat Sales in 2025 is flat comparing to 2024.

Commercial LCD Display

Our display modules used in commercial LCD displays range from 32.0 inches to 104.0 inches. Revenue from sales of our display modules in this category was approximately $481,571, or 3.16% of our total revenue from sales of display modules in the year ended September 30, 2025, approximately $723,577, or 3.99% of our total revenue from sales of display modules in the year ended September 30, 2024, and approximately $704,653, or 3.34% of our total revenue from sales of display modules in the year ended September 30, 2023.

During the years ended September 30, 2025, our principal products in terms of sales revenue in this category were 55-inch display modules. During the years ended September 30, 2024, our principal products in terms of sales revenue in this category were 55-inch display modules. During the year ended September 30, 2023, our principal products in terms of sales revenue in this category were 55-inch display modules.

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

We mainly manufacture polarizers ranging from 18.5 inches to 70 inches, which are sold to manufacturers of TFT-LCD panels. For the years ended September 30, 2025, 2024 and 2023, we achieved sales of polarizers of $19,517,783, $12,137,669 and $27,526,662, respectively.

End Products

In an effort to increase our profits as well as utilizing our extensive resources and expertise in the display panel industry, we have diversified into the production and sales of display products for end users such as commercial display and consumer electronics, which generally have a higher profit margin than our display module products. We have independently developed new technologies that are used in our proprietary products, such as the all-in-one intelligent conference system and Pintura wireless photo transmission system. Sales of Pintura wireless photo transmission system has started in China since October 2023. We have launched an upgraded version of Pintura wireless photo transmission system in the United States since the first quarter of 2024. To boost our marketing efforts for these products, we have increased our sales force by hiring more sales representatives, providing end-user-focused sales training, and investing in electronics exhibitions and advertisements. In 2025, domestically, our direct-to-customer business maintained stable performance on major online channels, while steady offline expansion was achieved through continued development of the regional distributor network. In the B2B segment, the Company initiated several collaborative projects with retail showrooms and chain supermarkets, exploring diversified display and signage solutions. In the international arena, the Company officially entered the U.S. Amazon platform and established initial partnerships with local distributors and channel partners. We consistently participated in global trade events, including the International Consumer Electronics Show, and made our debut at the Canton Fair as an independent export brand, marking a critical step in our internationalization strategy. We also took part in the International Electronics & Smart Home Appliance Expo (IEAE) in Vietnam and the IFA Global Markets event in Berlin, Germany. Across both domestic and international markets, the Company maintained regular product exposure and user interaction on core social media platforms. This fiscal year yielded significant product development outcomes, with the launch of several new hardware devices and feature-upgraded versions. Furthermore, we developed a dedicated content distribution system tailored to the needs of corporate and commercial display customers. We also participated in the China Frame & Decor Art Exhibition in Yiwu, Zhejiang, and the Shenzhen E-Art Conference in Shenzhen. To support our global expansion strategy, the Company has begun establishing sales channels in Europe, Australia, and South America, while actively advancing international trademark registration, intellectual property protection, and compliance procedures related to cross-border brand operations.

Sales and Marketing

The following table sets forth for the periods indicates the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers or their system integrators.

	Fiscal Year 2025		Fiscal Year 2024		Fiscal Year 2023
Regions	Sales	% of Total Sales	Sales	% of Total Sales	Sales	% of Total Sales
Mainland China	$35,751,495	90%	$29,956,914	92%	$54,466,044	95%
Hong Kong and Taiwan	$3,838,017	10%	$2,395,542	7%	$3,059,656	5%
Others	$89,029	0%	$110,757	1%	$-	-%
Total	$39,678,541	100%	$32,463,213	100%	$57,525,700	100%

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

A substantial portion of our sales is attributable to a limited number of long-term customers. Our top customers (which each accounted for 10% or more of our sales in each period) together accounted for 43.70%, 42.44% and 65.3%, respectively, of our total sales for the years ended September 30, 2025, 2024 and 2023.

Polarizers

We sell polarizers to LCD display panel manufacturers. We have one major customer who contributed to approximately 91.65%, 95.52%, and 99.67% of our polarizer sales in the years ended September 30, 2025, 2024 and 2023, respectively.

Our sales and marketing department seeks to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have sales offices in Shanghai, Beijing, Xi’an, Chongqing, Taiwan, Shenzhen, Shandong and Hong Kong, and, as of September 30, 2025, our sales and marketing force employed a total of 23 employees in these regional offices and our headquarters.

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

Two suppliers accounted for 36.8% and 6.3% of our total purchase of raw materials for the year ended September 30, 2025, respectively. Two suppliers accounted for 43.2% and 10.9% of our total purchase of raw materials for the year ended September 30, 2024, respectively. Two suppliers accounted for 42.6% and 6.8% of our total purchase of raw materials for the year ended September 30, 2023, respectively.

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

Luzhou Aozhi completed equipment installation and commenced production in August 2020, and achieved production of display modules of RMB61,349,942(US$8,617,775) for the year ended September 30, 2025, RMB12,606,825(US$1,749,903) for the year ended September 30, 2024, and RMB4,065,122 (US$557,171) for the year ended September 30, 2023. We do not believe we are expected to generate RMB1 billion (US$137 million) in both annual production and sales each year immediately after production. However, we are negotiating with the Naxi Government to amend the terms of the Naxi Investment Agreement seeking relief from the conditions qualifying for the governmental benefits, grants and subsidies. If we fail to obtain such relief, the Naxi Government may withdraw all the benefits conferred to Luzhou Aozhi. For the year ended September 30, 2025, Luzhou Aozhi received a total amount of RMB522,721 (US$72,474) in benefits, grants and subsidies from the Naxi Government. For the year ended September 30, 2024, Luzhou Aozhi received a total amount of RMB475,621 (US$66,019) in benefits, grants and subsidies from the Naxi Government. For the year ended September 30, 2023, Luzhou Aozhi received a total amount of RMB493,721 (US$67,670) in benefits, grants and subsidies from the Naxi Government.

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

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Item 3. D. Risk Factors—Risks Related to Our Business and Industry—Failure to make adequate contributions to certain employee benefit plans as required by PRC regulations may subject us to penalties.”

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

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information—Our Holding Company Structure.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

We have a monthly designed production capacity of approximately 470,000 TFT-LCD display modules (assuming 21 inch in size) and 2,136,000 square meters of polarizers. As of the date of this annual report, we have reached approximately 30% of the monthly designed production capacity. This capacity may be adjusted due to factors such as product mix, technological innovation, and production efficiency improvements. Our new Phase II factory in Chengdu, Sichuan Province, focuses on the production and sales of polarizers and other liquid crystal film materials. As of the date of this annual report, the construction of the factory has been completed, and it has commenced production of OLED displays. Mass production capability for other liquid crystal film materials was achieved in August 2025, and it is projected that by the end of 2026, the monthly production output for these other liquid crystal film materials will reach 30,000 square meters.

As of September 30, 2025 our principal manufacturing sites were located in the PRC. The following table sets forth certain information relating to our principal facilities as of September 30, 2025.

Location	Size (Square Meters)		Primary Use	Owned or Leased
Room 101, Building 2, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province	2,066	*	Office	Owned***
Building 6, Smart Manufacturing Industrial Park, 6 Zhida Road, Jiangbei New District, Nanjing, Jiangsu Province	8,888	**	Manufacturing of 7.8-14.3 inch display modules, and 43-104 inch display modules	Leased
Three Groups of Qingyunsi Village, Four Groups of Shaojiadian Village and Eight Groups of Lanjiagou Village, Gongxing Street, Qinglan Road East, Shuangliu District, Chengdu, Sichuan Province	33,394		Manufacturing of polarizers	Owned****
Building 2, No. 13, Section 1, Lantian Road, Dongsheng Street, Naxi District, Luzhou, Sichuan Province	5,987		Manufacturing of 18.5-55 inch display modules	Leased

*	We are authorized by the Industrial Park to use an additional 1,334 square meters attached to the property as warehouse free of charge.

**	We are authorized by the Industrial Park to use an additional 3,112 square meters on the rooftop of the property.

***	The land on which our facilities are located is leased from the PRC government.

****	We own the land use right for the land where our facilities are located.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those set forth in “Item 3. Key Information – D. Risk Factors.” All amounts included herein with respect to the years ended September 30, 2025 and 2024 are derived from our consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

Item 5.A. Operating Results

Overview

We are a supplier of display modules and polarizers based in China. We design, develop, and manufacture TFT-LCD modules in a wide range of sizes, including custom sizes tailored to our customers’ specifications. Our display modules are primarily used in consumer electronics, commercial LCD displays, and automotive displays. In addition to manufacturing polarizers used in TFT-LCD display modules, we are also in the process of developing protective films for OLED display panels. Furthermore, we distribute various sizes of display products through business-to-business (B2B) offline channels and business-to-consumer (B2C) online channels such as Tmall flagship store, JD.com and Douyin online stores and are currently developing Pintura, our new IoT display products. In 2026, we anticipate expanding our offerings to include software services related to our IoT display products.

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

As a supplier of display modules and polarizers in China, we specialize in designing, developing, and manufacturing TFT-LCD modules in various sizes and customized specifications according to client requirements. Our display modules are primarily used in consumer electronics, commercial LCD displays, and automotive displays. We also manufacture polarizers for TFT-LCD display modules and protective films for OLED display panels.

We are committed to enhancing our market position through close collaborative customer relationships and a focus on developing high-end display products and new display materials. Our customer base includes numerous leading manufacturers in the computer, automotive electronics, and LCD display sectors primarily in China. Since commencing polarizer production and sales in 2019, we have successfully introduced our polarizer products to many domestic companies, generating significant revenue. In 2020, we further expanded our product line to include polarizers specialized for vertical alignment (VA) panels and in-plane switching (IPS) panels.

However, affected by the cyclical downturn in the global LCD industry, the past three years have been distinctly characterized by a cyclical trough. Most customers shifted their focus to inventory optimization, leading to a noticeable contraction in market demand in subsequent years. As an upstream supplier in the display industry chain, our order volumes remained under persistent pressure, resulting in varying degrees of sales decline from 2023 through the date of this financial report.

In 2024, we completed the development of a new generation of IoT display products and officially launched them on the market, including the all-in-one intelligent conference system and the Pintura wireless photo transmission system. These products have received positive market feedback, driving a rebound in customer orders by the end of 2024. Moving forward, we will focus on deepening the development of such products. We believe this strategy will facilitate a gradual recovery in the Company’s performance, with sales expected to achieve steady growth in 2025.

Looking ahead from 2025 and into the coming years, however, structural differentiation and weaker cyclicality are set to become the new normal situation. The LCD industry is gradually entering a mature phase, accompanied by profound shifts in its cyclical characteristics. Key trends include:

-	Weaker Cyclical Fluctuations: Industry cyclicality is expected to moderate significantly.

-	Shift in Cycle Drivers: The primary drivers of industry cycles are transitioning from aggregate supply-demand dynamics to structural supply-demand dynamics.

-	Supply-Side Consolidation: Large-scale capital expenditure competition has largely concluded. Global LCD production capacity is increasingly concentrated in mainland China, with a stable duopoly formed by BOE and TCL CSOT. By dynamically adjusting utilization rates, suppliers are gaining stronger control over market balance and pricing.

-	Demand-Side Transformation: Growth in traditional application markets such as TVs and monitors has peaked, shifting competition toward high-end segments. Key growth areas include:

-	TVs: Ultra-large sizes (85 inches and above) and Mini LED backlighting.

-	IT Products: Stable demand for high-end gaming monitors and professional creative displays.

-	Emerging Applications: Automotive displays (featuring multi-screen and large-screen trends) and smart commercial displays have become major new growth drivers.

-	Profitability Restructuring: Industry profitability will increasingly depend not only on panel prices but also on manufacturers’ presence in high-value-added product segments and their core technology barriers. Panel prices are expected to stabilize within a reasonable range, contributing to more consistent profitability across suppliers.

As customer inventories gradually clear, we anticipate a recovery in market demand. This phase of industry adjustment has also accelerated market consolidation, with orders expected to be concentrated among leading players. Based on these developments, we project that the Company will be well-positioned to expand its market share by 2026.

Recent Developments

During the fiscal year ended September 30, 2025, we remained committed to new product development, including the introduction of a new protective film for OLED panels and wafers. This protective film offers enhanced dust and scratch resistance and will be produced utilizing our existing polarizer production lines. After extensive testing and validation in the first half of 2025, we continued our R&D efforts and optimized the manufacturing process, achieving mass production of the protective film in the second half of the year.

In an effort to increase profits and fully utilize our expertise in the display panel industry, we have expanded our production to include end-user display products, such as commercial displays and consumer electronics, which generally offer higher profit margins than our display module products. Additionally, we have independently developed new technologies for our proprietary products, including the all-in-one intelligent conference system and the Pintura wireless photo transmission system which was launched in China since September 2022. Our sales focus has been primarily on the B2B market. However, as our sales progressed, extensive market analysis led us to strategically pivot towards the B2C market, necessitating a comprehensive upgrade of our products to align with this shift. To bolster the marketing of these innovative products, we have strengthened our sales force by adding more representatives, provided targeted end-user sales training, increased our participation in electronics exhibitions, and amplified our advertising expenditures. These efforts are part of our broader strategy to enhance market penetration for our products oriented towards end-users. We launched a crowdfunding campaign for Pintura wireless photo transmission system products in the United States in March 2024, and raised nearly $100,000 on a crowdfunding platform by June 2024. In addition, we have introduced Pintura wireless photo transmission system products in China since mid-February 2024 through different sales channels, including traditional e-commerce platforms, new media business, and domestic offline stores. We expanded Pintura wireless photo transmission system products’ presence on more e-commerce platforms and enter European and other international markets in 2025.

Domestically, our direct-to-customer business maintained stable performance on major online channels, while steady offline expansion was achieved through continued development of the regional distributor network. In the B2B segment, the Company initiated several collaborative projects with retail showrooms and chain supermarkets, exploring diversified display and signage solutions.

Across both domestic and international markets, the Company maintained regular product exposure and user interaction on core social media platforms. This fiscal year yielded significant product development outcomes, with the launch of several new hardware devices and feature-upgraded versions. Furthermore, we developed a dedicated content distribution system tailored to the needs of corporate and commercial display customers. We also participated in the China Frame & Decor Art Exhibition in Yiwu, Zhejiang, and the Shenzhen E-Art Conference in Shenzhen.

During the year ended September 30, 2025 we have leveraged on our research and development capabilities and expertise in the display module field to develop customized solutions for our clients. We continue to apply new technologies to our self-developed products, including the all-in-one intelligent conference system and the Pintura wireless photo transmission system. For the all-in-one intelligent conference system, we have enhanced its AI functionalities, such as the accuracy of facial and voice recognition. The Pintura wireless photo transmission system has undergone simultaneous hardware and software upgrades based on feedbacks from our current customers.

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (162,338 Class A Ordinary Shares following the 2024 Reverse Share Split, and 6,494 Class A Ordinary Shares following the 2025 Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (162,338 Class A Ordinary Shares following the 2024 Reverse Share Split, and 6,494 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the volume-weighted average price of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this annual report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses. The proceeds were used for daily operation.

On November 26, 2024, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, the shareholders approved (i) the Company’s authorized share capital of US$500,000 divided into 4,991,000,000 class A ordinary shares of a par value of US$0.0001 each, 8,000,000 class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of US$500,000 will be divided into: (i) 499,100,000 class A ordinary shares of par value of US$0.001 each, (ii) 800,000 class B ordinary shares of par value of US$0.001 each, and (iii) 100,000 preference shares of a par value of US$0.001 each (the “2024 Reverse Share Split”); (ii) the transfer agent and share registrar of the Company be and is hereby authorized to update the listed register of members of the Company as may be necessary to reflect the 2024 Reverse Share Split; and (iii) the registered office provider of the Company be and is hereby authorized to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the 2024 Reverse Share Split. At the same meeting, the shareholders also approved, ratified and confirmed the appointment of Audit Alliance LLP as the independent public accounting firm for the year ended September 30, 2024.

On December 31, 2024, the Company effected the 2024 Reverse Share Split of its ordinary shares and preference shares at a ratio of 1-for-10 and the Class A Ordinary Shares began trading on Nasdaq on a split-adjusted basis.

On January 10, 2025, the Board of Directors, Nominating Committee and Corporate Governance Committee of the Company approved and confirmed the appointment of Lai Kui Sen as a director and the Co-Chief Executive Officer of the Company. The title of Mr. Tao Ling was changed from Chief Executive Officer of the Company to the Co-Chief Executive Officer of the Company.

On February 10, 2025, the Company entered into a securities purchase agreement with certain individual investors for the sale of an aggregate of 965,513 Class A ordinary shares, par value US$0.001 per share, through a private investment in public equity at a purchase price of US$1.45 per share. In connection with the PIPE, the purchasers also received warrants to purchase an aggregate of 2,896,539 Class A ordinary shares. The warrants were exercisable immediately upon issuance and, on February 17, 2025, the Company consummated the PIPE and issued the Class A ordinary shares and warrants to the purchasers. The purchasers elected to conduct an alternate cashless exercise of the warrants, resulting in the issuance of an aggregate of 24,582,913 Class A ordinary shares. The Class A ordinary shares issued in the PIPE and upon exercise of the warrants are subject to lock-up agreements pursuant to which the purchasers agreed not to offer or sell any Class A ordinary shares beneficially owned, held or thereafter acquired for a period of twenty months following the closing date of the PIPE. The offering generated gross proceeds of approximately US$1.4 million, before deducting estimated offering expenses payable by the Company.

On April 9, 2025, the Amended and Restated 2024 Equity Incentive Plan, which had been approved by the Board of Directors on March 20, 2025, became effective. The original 2024 Equity Incentive Plan had been approved by the Board on June 7, 2024. Under the Amended and Restated 2024 Equity Incentive Plan, a total of 1,400,000 ordinary shares of the Company are available for issuance. On the same date, the Board approved the grant of an aggregate of 500,000 Class B ordinary shares to Tao Ling, our Co-Chief Executive Officer and director. These shares vested immediately upon acceptance and are subject to a lock-up period until October 10, 2026.

On April 14, 2025, the Company entered into a securities purchase agreement with several investors for the sale of 9,090,908 Class A ordinary shares, par value US$0.001 per share, together with warrants to purchase up to 90,909,080 Class A ordinary shares. Each Class A ordinary share was sold together with two associated warrants at a combined offering price of US$0.55. The warrants have an initial exercise price of US$0.80 per share, are exercisable immediately upon issuance. On the seventh calendar day following issuance, the exercise price was reset to US$0.16 per share and the number of Class A ordinary shares issuable upon exercise was adjusted to 90,909,080. The offering closed on April 15, 2025, generating aggregate gross proceeds of approximately US$5.0 million before deducting offering expenses.

On April 30, 2025, the Company convened an extraordinary general meeting of shareholders at which all proposals considered were approved. Shareholders resolved to increase the Company’s authorized share capital to US$10,000,000, divided into 9,982,000,000 Class A ordinary shares, par value US$0.001 per share, 16,000,000 Class B ordinary shares, par value US$0.001 per share, and 2,000,000 preference shares, par value US$0.001 per share. Shareholders also approved the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, replacing the existing amended and Restated Memorandum and articles of association in their entirety, and authorized the Company’s registered office provider to make the necessary filings with the Registrar of Companies in the Cayman Islands to effect the adoption.

On May 3, 2025, the Company entered into a warrant exchange agreement with certain holders of 18,181,816 warrants, each to purchase five Class A ordinary shares (an aggregate of 90,909,080 Class A ordinary shares) at an exercise price of US$0.16 per share. The warrants had been issued on April 14, 2025 pursuant to a securities purchase agreement. Under the exchange agreement, the holders surrendered 18,181,816 warrants for cancellation, and in exchange the Company issued an aggregate of 70,909,082 Class A ordinary shares. The exchanged shares were issued on May 7, 2025.

On June 30, 2025, the Company entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 10,500,000 Class A ordinary shares, par value US$0.001 per share, and pre-funded warrants to purchase 31,166,667 Class A ordinary shares. The pre-funded warrants have an exercise price of US$0.001 per share, are immediately exercisable subject to a 9.99% beneficial ownership limitation, and may be exercised on a cashless basis at any time until exercised in full. The offering closed on July 1, 2025, and the Company received net proceeds of approximately US$4.52 million after deducting offering expenses.

On July 17, 2025, the Company convened an extraordinary general meeting of shareholders at which all proposals considered were approved. Shareholders resolved to consolidate and divide the Company’s authorized share capital of US$10,000,000, previously divided into 9,982,000,000 Class A ordinary shares, 16,000,000 Class B ordinary shares, and 2,000,000 preference shares, at a ratio of one-for-twenty-five, resulting in 399,280,000 Class A ordinary shares, 640,000 Class B ordinary shares, and 80,000 preference shares, each with a par value of US$0.025. Shareholders also approved the adoption of the Fifth Amended and Restated Memorandum and Articles of Association to replace the Fourth Amended and Restated Memorandum and Articles of Association in their entirety, to reflect the share consolidation, and authorized the settlement of fractional shares arising from the consolidation. In addition, shareholders approved the adjournment of the meeting to a later date at the discretion of the chairman in order to solicit additional proxies in favor of one or more proposals.

On August 5, 2025, the Company effected the 2025 Reverse Share Split of its ordinary shares at a ratio of 1-for-25, and the Class A ordinary shares began trading on the Nasdaq Capital Market on a split-adjusted basis.

On September 12, 2025, the United States Department of Justice unsealed an indictment against Lai Kui Sen, the Company’s Co-Chief Executive Officer and director, and Yan Zhao, alleging that they orchestrated a securities and wire fraud scheme involving the Company’s stock. Following the unsealing of the indictment, the Nasdaq Stock Market halted trading of the Company’s Class A ordinary shares pending the Company’s response to Nasdaq’s request for additional information relating to the indictment, the Company’s SEC filings, and its public disclosures. The Company also received a grand jury subpoena dated July 18, 2025 from the United States Attorney for the Eastern District of Virginia to produce certain documents and communications.

On October 21, 2025, the Board of Directors resolved to remove Lai Kui Sen from his positions as director and Co-Chief Executive Officer of the Company with immediate effect, following his indictment in the United States District Court for the Eastern District of Virginia. The Board authorized the necessary filings with the Registrar of Companies to reflect these removals. At the same meeting, the Board established a special committee comprised solely of independent directors to investigate the facts and circumstances outlined in the indictment. Heung Ming Wong, John Carl Mein, and Qiang He were appointed as members of the committee, with Mr. Mein serving as chairman. The committee was authorized to engage outside counsel, request information and materials from the Company’s directors and officers, and take any actions it deemed necessary or appropriate to carry out its mandate.

On November 9, 2025, Mr. Heung Ming Wong notified the Company of his resignation as an independent director of the Company, effective as of November 10, 2025. Mr. Wong has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter relating to its operations, policies or practices.

On December 22, 2025, the Board of Directors appointed Mr. Rongguo Cui as an independent director of the Company. Mr. Cui was also appointed as a member of the Special Committee tasked with investigating the facts and circumstances outlined in the indictment made by the United States District Court for the Eastern District of Virginia against Yan Zhao and Lai Kui Sen.

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

Results of Operations

For the Years Ended September 30, 2025 and 2024

The following table summarizes the results of our operations for the years ended September 30, 2025 and 2024 respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Years Ended September 30,		Variance
	2025	2024	Amount	Percentage
Sales	$39,678,541	$32,463,213	$7,215,328	22%
Cost of sales	(37,139,509)	(30,776,919)	(6,362,590)	21%
Gross profit	$2,539,032	$1,686,294	$852,738	51%

Operating expenses:
Selling and marketing expenses	(2,220,873)	(2,046,551)	(174,322)	9%
General and administrative expenses	(6,992,973)	(7,569,646)	576,673	-8%
Research and development costs	(2,532,398)	(1,700,578)	(831,820)	49%
(Gain) from disposal of property, plant and equipment	130,589	101,177	29,412	29%
Total operating expenses	$(11,615,655)	$(11,215,598)	$(400,057)	4%

Operating (loss) income	$(9,076,623)	$(9,529,304)	$452,681	-5%

Other income (expenses):
Interest income (expense), net	(1,587,841)	(1,646,275)	58,434	-4%
Other income (expenses), net	369,020	1,009,340	(640,320)	-63%
Total other expenses, net	$(1,218,821)	$(636,935)	$(581,886)	91%

Loss before income taxes	$(10,295,444)	$(10,166,239)	$(129,205)	1%
Income tax expense	(15,591)	(23,152)	7,561	-33%

Net loss	$(10,311,035)	$(10,189,391)	$(121,644)	1%

The following table presents revenue by major product and service categories for the years ended September 30, 2025 and 2024 respectively.

	AS of September 30, 2025		AS of September 30, 2024
Revenue Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Sales of display modules	$15,235,112	38%	$18,146,699	56%
Sales of polarizers	19,517,783	49%	12,137,669	37%
Others	4,925,646	13%	2,178,845	7%
Total	39,678,541	100%	32,463,213	100%

Sales increased by approximately $7.22 million, or 22%, to approximately $39.7 million for the year ended September 30, 2025 from approximately $32.46 million for the year ended September 30, 2024. The increase in revenues was primarily due to the increase in sales of both polarizers and End-products resulted from the increase of its market demand as more fully discussed below.

Sales of display modules decreased by approximately $2.91 million or 16%, to approximated $15.24 million for the year ended September 30, 2025 from approximately $18.15 million for the year ended September 30, 2024. Due to the impact of China-US trade frictions, our largest client has moved its production line to Vietnam, resulting in a significant reduction in domestic orders for our Company. We have improved our research and development capabilities based on accumulated experience and expertise of new products research and development catering to our major end-brand clients and expanded certain product lines from trial production to mass production. We believe that IoT display products will gradually become one of our major products, and the sales proportion will increase gradually. For the years ended September 30, 2025 and 2024, revenue generated from sales of the display modules accounted for 38% and 56% of our total revenues, respectively.

For the years ended September 30, 2025 and 2024, revenue generated from the polarizers were approximately $19.52 million and $12.14 million, respectively, representing a substantial increase of approximately $7.38 million or 61% was mainly due to more order from Shanghai Inabata and new customer such as Samsung(wuxi). The revenue from Shanghai Inabata in 2025 increased approximately $3.4 million due to the increase of market demand and production capacity. The revenue from the new customer-Samsung(wuxi) was $1.3 million in 2025 which also contributed the growth of the sales of polarizers.

Sales of others increased by approximately $2.7 million or 126%, to approximated $4.93 million for the years ended September 30, 2025 from approximately $2.18 million for the year ended September 30, 2024. Sales of others mainly contributed by revenues from repair service, end products and sales from pintura products. The growth in other revenue is primarily attributed to increased sales of Lenovo’s IT products, driven by the smooth passage of its sample review, which led to a higher volume of orders. The revenue of Lenovo’s IT products in 2025 was approximately $4 million. Conversely, other maintenance services declined by 42% as most projects were in the acceptance phase. Additionally, revenue from the Pintura product decreased by $21,000 compared to the 2024, mainly due to fluctuations in the USD exchange rate, tariffs, and shifts in overseas market demand..

The following table shows our revenues by geographic region for the years ended September 30, 2025 and 2024. Due to the impacts of exchange rates and tariffs, more orders are exported through Hong Kong and leading to a decrease in sales to Europe and the United States.

	As of September 30, 2025		As of September 30, 2024
Country/Region	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Mainland China	$35,751,495	90%	$29,956,914	92%
Hong Kong and Taiwan	3,838,017	10%	2,395,542	7%
Others	89,029	0%	110,757	1%
Total	$39,678,541	100%	$32,463,213	100%

Cost of sales

The following table presents cost of sales by product and service categories for the years ended September 30, 2025 and 2024 respectively.

	For the Years Ended September 30
	2025	2024
Revenue Category
Sales of display modules	$14,695,317	$17,212,669
Sales of polarizers	18,263,274	11,686,345
Others	4,180,918	1,877,905
Total	$37,139,509	$30,776,919

Gross Margin
Sales of display modules	3.54%	5.1%
Sales of polarizers	6.43%	3.7%
Others	15.12%	13.8%
Total Gross Margin	6.4%	5.2%

Cost of sales increased by approximately $6.36 million or 21%, to approximately $37.14 million for the year ended September 30, 2025 from approximately $30.78 million for the year ended September 30, 2024. The increase in cost of sales was generally in line with the increase of total sales.

Our gross profit increased by approximately $0.85 million, or 51%, to approximately $2.54 million for the year ended September 30, 2025 from approximately $1.69 million for the year ended September 30, 2024. Overall gross profit margin was 6.4% for year ended September 30, 2025 as compared to 5.2% for year ended September 30, 2024. The increase in gross margin was primarily due to the increased proportion of new product models with higher gross margins in overall sales. The new product is Lenovo’s IT Products which contributed about 4 million of sale.

The decline in gross profit margin of display modules was primarily attributable to a combination of factors: shrinking market demand, intensified competition on the supply side, and the inability to effectively pass on cost increases.

The increases in gross profit margin of polarizers were primarily attributable to the increase in unit price of the product in this year due to the electronics industry cycle.

Selling and marketing expenses

Selling and marketing expenses increased by approximately $0.17 million, or 9%, to approximately $2.22 million for the year ended September 30, 2025 as compared to approximately $2.05 million for the year ended September 30, 2024. The increase in selling and marketing expenses was mainly due to the increase in sales.

General and administrative expenses

General and administrative (“G&A”) expenses decreased by approximately $0.58 million, or 8%, to approximately $6.99 million for the year ended September 30, 2025 as compared to approximately $7.57 million for the year ended September 30, 2024. The decrease in G&A expenses was attributed to the Company’s efforts in controlling expenditure growth and avoiding unnecessary costs. By implementing effective cost management strategies, the Company has successfully reduced administrative expenses, resulting in a noticeable decrease in G&A expenses.

Research and development expenses

Our research and development expenses were approximately $2.5 million and $1.70 million for the years ended September 30, 2025 and 2024, respectively. The increase in R&D expenses is primarily driven by the company’s display module product projects for BOE (BOE Technology Group Co., Ltd) and the CPI (Clear Polyimide with High Transparency and Imide Structure) project,. The display module project for BOE has already generated revenue of $50,000 in 2025, and the CPI project is expected to form revenue after sample approval and production commence in 2026..

Gain from disposal of property, plant and equipment

For the years ended September 30, 2025, the Company disposed machinery, equipment and transportation vehicles with a net book value of $256,886 (cost of $1,121,122, accumulated depreciation of $864,236) and received cash from disposal of $213,126, causing a net disposal income of $130,589 included in operating income. For the years ended September 30, 2024, the Company disposed of machinery, equipment and transportation vehicles with a net book value of $401,289 (cost of $697,288, accumulated depreciation of $295,999) and received cash from disposal of $502,465, causing a net disposal income of $101,177 included in operating income.

The disposal is related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

Other income (expenses)

Other income (expenses) was approximately $0.37 million for the year ended September 30, 2025, which primarily consisted of indemnity received from customers of approximately $0.28 million and government subsidies of approximately 0.09 million.

Other income (expenses) was approximately $1 million for the year ended September 30, 2024, which primarily consisted of government subsidies of approximately $0.65 million and gain of disposal of equity shares of approximately 0.39 million.

Net income (loss)

As a result of the foregoing, we recorded a net loss of approximately $(10.31) million and a net loss of $(10.19) million in the years ended September 30, 2025 and 2024, respectively.

For the Years Ended September 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Years Ended September 30,		Variance
	2024	2023	Amount	Percentage
Sales	$32,463,213	$57,525,700	$(25,062,487)	(44)%
Cost of sales	30,776,919	55,472,097	(24,695,178)	(45)%
Gross profit	$1,686,294	$2,053,603	$(367,309)	(18)%

Operating expenses:
Selling and marketing expenses	2,046,551	2,385,663	(339,112)	(14)%
General and administrative expenses	7,569,646	7,335,362	234,284	3%
Research and development costs	1,700,578	2,783,008	(1,082,430)	(39)%
Gain from disposal of property, plant and equipment	(101,177)	(194,526)	93,349	(48)%
Total operating expenses	$(11,215,598)	$(12,309,507)	$1,093,909	(9)%

Operating (loss) income	$(9,529,304)	$(10,255,904)	$726,600	(7)%

Other income (expenses):
Interest income (expense), net	(1,646,275)	(1,273,010)	(373,265)	29%
Other income (expenses), net	1,009,340	742,272	267,068	36%
Total other income (expenses), net	$(636,935)	$(530,738)	$(106,197)	20%

Income before income taxes	$(10,166,239)	$(10,786,642)	$620,403	(6)%
Income tax provision	(23,152)	(227,324)	204,172	(90)%

Net income	$(10,189,391)	$(11,013,966)	$824,575	(7)%

Sales

The following table presents revenue by major product and service categories for the years ended September 30, 2024 and 2023, respectively.

	September 30, 2024		September 30, 2023
Revenue Category	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
Sales of display modules	$18,146,699	56%	$27,793,530	48%
Sales of polarizers	12,137,669	37%	27,526,662	48%
Others	2,178,845	7%	2,205,508	4%
Total	32,463,213	100%	57,525,700	100%

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

Liquidity and Capital Resources

	Fiscal Year Ended September 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	$85,245	$(4,942,567)	$(2,591,320)
Net cash used in investing activities	(7,287,983)	(1,391,395)	(6,990,948)
Net cash provided by financing activities	10,947,422	6,745,697	7,720,910
Effect of exchange rate changes on cash and cash equivalents	300,964	(229,668)	(788,138)
Net increase (decrease) in cash and cash equivalents	$4,045,648	$182,067	$(2,649,496)
Cash and cash equivalents, beginning of year	1,339,491	1,157,424	3,806,920
Cash and cash equivalents, end of year	$5,385,139	$1,339,491	$1,157,424

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2025 was approximately $0.09 million, which was primarily attributable to a net loss of approximately $(10.31) million, adjusted for non-cash items for approximately $3.63 million and adjustments for changes in working capital for approximately $6.76 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $0.20 million due to collections of accounts receivable balance from customers during the year ended September 30, 2025;

(ii)	increase in accounts payable of approximately $1.80 million mainly due to increased credit purchases of materials during the year ended September 30, 2025;

(iii)	decrease in inventory of approximately $3.48 million due to the increase in sales and accelerated inventory turnover during the year ended September 30, 2025;

(iv)	increase in contract liabilities of approximately $0.80 million due to the receipt of more order deposits during the year ended September 30, 2025; and

(v)	decrease in advance to suppliers of approximately $1.23 million due to less prepayment of purchase orders during the year ended September 30, 2025.

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

Net cash used in operating activities for the year ended September 30, 2023 was approximately $2.59 million, which was primarily attributable to a net loss of approximately $(11.01) million, adjusted for non-cash items for approximately $3.96 million and adjustments for changes in working capital for approximately $4.46 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $0.40 million due to delays in payment by customers after purchasing products or services, resulting in an increase in our accounts receivable balance;

(ii)	increase in accounts payable of approximately $0.26 million mainly due to the increase in material purchases at year-end fixed asset during the year ended September 30, 2023;

(iii)	decrease in inventory of approximately $0.3 million due to the decrease in sales during the year ended September 30, 2023;

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

Investing Activities:

Net cash used in investing activities was approximately $7.29 million for the year ended September 30, 2025, primarily attributable to the addition of property, plant and equipment during the year with an approximate amount of $7.2 million, as well as the addition of intangible assets from our continuous research and development process during the year with an approximate amount of $0.3 million, and partially offset by cash received from disposal of property, plant and equipment of $0.2 million.

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

Financing Activities:

Net cash provided by financing activities was approximately $10.95 million for the year ended September 30, 2025, primarily attributable to the proceeds from private placement of approximately $10.98, proceeds from bank borrowings of approximately $27.06 million, proceeds from third-party borrowings of approximately $0.85 million, and proceeds from related-party borrowings of approximately $7.93 million, and offset by repayments to bank borrowings of approximately $27.41 million, repayments to third-party borrowings of approximately $1.32 million, and repayment to related party loans of approximately $7.38 million, repayment to convertible bond $1.07 million.

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

As of September 30, 2025 and September 30, 2024, we had cash and cash equivalents of $5,385,139 and $1,339,491, respectively. We believe that our current cash, cash to be generated from our operations and access to funds under our loan arrangements with banks will be sufficient to meet our working capital needs for at least the next twelve months.

We finance our operations through short-term loans provided by a syndicate of banks in China, as more fully described in Note 14 Short-term and long-term Borrowings to our consolidated financial statements. As of September 30, 2025, we had a total of 14 outstanding short-term loans and 3 outstanding long-term loans provided by banks, with an aggregate principal amount of RMB123,500,000, or approximately $17.35 million. As of September 30, 2024, we had a total of 15 outstanding short-term loans and 3 outstanding long-term loans provided by banks, with an aggregate principal amount of RMB126,000,000, or approximately $17.97 million. Each of these loans has a term of one to two years and, pursuant to our agreements with these banks, the majority all of the loans were renewed and funds were accessed immediately when the outstanding principal and interest are repaid in full. All of these loans have a fixed interest rate. The average interest rates were 3.29% and 3.63% for the outstanding bank loans as of September 30, 2025 and September 30, 2024, respectively.

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

We also finance our operations through securities financing. As of September 30, 2025, we completed private placement of unregistered Class A Ordinary Shares in total amount of $11,460,000. We also plan to raise proceeds through future financing activities. These measures ensure sufficient liquidity to support our operations, strategic initiatives, and growth plans.

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets as a result of our business expansion in China mainland and overseas markets, and the construction and launch of, and the continuous investment in the manufacturing facility of polarizers. Our capital expenditures amounted to $7.50 million for the year ended September 30, 2025, and $2.44 million for the year ended September 30, 2024.

Contractual Obligations

The following table set forth our contractual obligations as of September 30, 2025

Contractual obligations	Total	Less than 1 year	1 to 2 years
Short-term bank loans	$8,288,380	8,288,380	-
Long-term loans	2,387,976	-	2,387,976
Operating lease commitment	10,090	10,090	-
Capital commitment	199,185	199,185	-
Total	10,885,631	8,497,655	2,387,976

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2025.

Off-balance Sheet Commitments and Arrangements

There was no off-balance sheet arrangements for the year ended September 30, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for credit losses, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

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

Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,772, $1,497,772 and $1,497,771 as of and September 30, 2025, 2024 and 2023, respectively.

Item 5.C. Research and Development, Patents and Licenses, etc.

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our competitive position in the market.

We conduct research and development primarily internally and through collaborations with various universities. We spend approximately 6% of revenue each year on our research and development activities. We have developed a research and development management system that encourages our engineers to make new project proposals and implement strict evaluation standards for each stage of a project development. New projects are selected primarily based on their feasibility and consistency with our overall research and development strategy, and are reviewed on a quarterly basis. As of September 30, 2025 our research and development department had a total of 22 employees, of which 18% have a master’s degree or higher.

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

To enhance competitiveness in the end product market, our research and development team has been developing innovative products with a unique market positioning. We have started to independently develop new technologies, such as face recognition, simultaneous language translation, wireless charging, and synchronous projection, which are being applied to our own products, such as the all-in-one intelligent conference system and wireless photo transmission system. Additionally, in 2023, to complement the versatility and convenience of our Pintura product, we established a specialized Pintura R&D team, dedicated to the development of a custom app tailored specifically for enhancing the Pintura user experience. We launched a crowdfunding campaign for Pintura wireless photo transmission system products in the United States in March 2024, and raised nearly $100,000 on a crowdfunding platform by June 2024. In addition, we have introduced Pintura wireless photo transmission system products in China since mid-February 2024 through different sales channels, including traditional e-commerce platforms, new media business, and domestic offline stores. We expanded Pintura wireless photo transmission system products’ presence on more e-commerce platforms and enter European and other international markets.

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

Intellectual Property

We currently hold a total of 156 PRC patents including patents for TFT-LCD and OLED display module manufacturing processes, display module product structures and applications, TFT-LCD and OLED polarizer manufacturing processes and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2024 to 2041. We also have 20 pending patent applications in China. In addition, we hold 27 software copyrights relating to our module manufacturing process control and display control and five trademarks for our brand name “Ostin”, “Zhipingtai.”, “OSPERI”, “Pintura” and “Xiaoxianping”.

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

Item. 5.D. Trend Information

As of September 30, 2025, the consumer electronics market had not rebounded from its downturn, and consumer electronics sales continue to show a downward trend. Given the seasonal trends in our business and the cyclical nature of our industry, coupled with the lingering impact of the pandemic on demand, we anticipate a gradual recovery of market demand starting from the second quarter of 2026. This recovery is expected to enhance the sales of our display modules and polarizers in the subsequent 12 to 18 months. However, it’s important to note that future supply chain disruptions, market demand fluctuations, policy uncertainties, international relations, or new epidemic outbreaks could negatively impact our operational results and financial conditions.

Item 5.E. Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for credit losses, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

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

Name	Age	Position with our Company
Tao Ling	58	Chairman of the Board of Directors and Chief Executive Officer
Qiaoyun Xie	53	Chief Financial Officer
Xiaohong Yin	59	Director and Secretary
Xiaodong Zhai	52	Chief Technology Officer
Rongguo Cui	62	Independent Director
John Carl Mein	72	Independent Director
Qiang He	41	Independent Director

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

Qiang He has served as our director since April 2022. Mr. He has served as chief financial officer for ICZOOM Group Inc. (Nasdaq: IZM) since March 2021. Mr. He has served as a director for reporting and disclosure of Viomi Technology Co., Ltd. (Nasdaq: VIOT), a leading provider of smart home products and services in China, from May to August 2020, where he was in charge of financial reporting and disclosure. From December 2018 to January 2020, Mr. He held the positions of Senior Finance Manager and Chief Financial Officer at Minjiakefeng Information and Technology Co., Ltd., an online peer-to-peer lending platform in China. From September 2016 to October 2018, he was a senior associate at PricewaterhouseCoopers in Auckland, New Zealand and Hong Kong (short term secondment). Prior to that, Mr. He was an asset manager at Guangzhou Yuexiu Financial Leasing, a financial leasing company, from September 2014 to June 2015 and a senior associate at PricewaterhouseCoopers in Guangzhou, China from September 2008 to August 2014. Mr., He received a Graduate Diploma in Professional Accountancy from Unitec Institute of Technology in Auckland, New Zealand and a bachelor’s degree in business administration (financial management) from Jinan University in China. Mr. He is a CPA in China and the United States.

Rongguo Cui has served as our director since December 2025. Mr. Cui has served as Co-Founder, Chairman and Chief Executive Officer of PI Semiconductor since December 2020. He co-founded PI Semiconductor in 2019 and is responsible for corporate strategy. From April 2018 to November 2020, Mr. Cui served as Chief Executive Officer of NeuSemi Group Company, where he led brand development, long-term growth strategy, and integration of several acquired entities. From August 2015 to March 2018, Mr. Cui served as Senior Director of Strategic Marketing and Business Development at Semtech, where he drove strategic initiatives for the company’s communications business, including 5G, data center and broadband access applications. Mr. Cui received an MBA in Marketing and Finance from Oral Roberts University in 1996, an MA-equivalent degree in Applied Linguistics from the University of Chinese Academy of Sciences in 1987, and a bachelor’s degree in English Literature from Jiangsu Normal University in 1985.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

During the year ended September 30, 2025, we paid an aggregate of RMB3,326,947.85 ($461,275) to our executive officers and directors. Additionally, for our executive officers, we paid RMB294,522.4 ($40,835) for the year ended September 30, 2025 in social insurance, provident fund and other social benefits. During the year ended September 30, 2024, we paid an aggregate of RMB2,938,354.9 ($407,861) to our executive officers and directors. Additionally, for our executive officers, we paid RMB167,486 ($23,248) for the year ended September 30, 2024 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

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

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the Fifth Amended and Restated Memorandum and Articles of Association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three months of base salary as of the date of such termination.

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

Audit Committee

Mein, Cui and He serve as members of our Audit Committee with Mr. He serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Mein, Cui and He serve as members of our Compensation Committee with Mr. Cui serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Mein, Cui and He serve as members of our Nominating and Corporate Governance Committee, with Mr. Mein serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

6.D. Employees

As of September 30, 2025, 2024 and 2023, we had 352, 243, and 226 full-time employees, respectively, of which 221, 126, and 51 were outsourced workers, respectively, accounting for 62%, 52%, and 22.6% of our total workforce. The following table provides a breakdown of our employees by function as of September 30, 2025.

Functions	Number	Percentage
Administration	54	15.3%
Finance	9	2.5%
Technology	22	6.3%
Production	246	69.9%
Sales	21	6.0%
Total	352 (including 221 outsourced workers)	100%

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

As of the date of this annual report, we had 5,963,920 Class A Ordinary Shares and 28,000 Class B Ordinary Shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

	Ordinary Shares Beneficially Owned as of September 30, 2025
	Class A ordinary share		Class B ordinary share		Percentage of total ordinary shares on an as converted basis	Percentage of aggregate voting power**
	Number	%	Number	%
Directors and Executive Officers:
Tao Ling(4)	7,635	0.13%	28,000	100%	0.59%	32.04%
Xiaohong Yin(5)	3,850	0.06	-	-	0.06	0.04
Qiaoyun Xie	-	-	-	-	-	-
Xiaodong Zhai	-	-	-	-	-	-
Rongguo Cui	-	-	-	-	-	-
John Carl Mein	-	-	-	-	-	-
Qiang He	-	-	-	-	-	-
All directors and executive officers as a group	11,485	0.19%	28,000	100%	0.66%	32.08%
Principal Shareholders:
SHYD INVESTMENT MANAGEMENT LIMITED(4)	7,635	0.13%	8,000	28.6%	0.26%	9.22%

*	Less than one percent.

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046.

(2)	Based on 5,963,920 Class A Ordinary Shares issued and outstanding as of the date of this annual report.

(3)	Based on 28,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

(4)	Tao Ling, our Chief Executive Officer and Chairman, is the sole shareholder and director of SHYD Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by SHYD Investment Management Limited. The address of SHYD Investment Management Limited is Room 1104, Block 55, No. 66, Muxu’yuan Street, Baixia District, Nanjing, China. Mr. Ling also beneficially owns 28,000 Class B Ordianary Shares

(5)	Xiaohong Yin, our director, is the sole shareholder and director of JQZY Investment Management Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by JQZY Investment Management Limited. The address of JQZY Investment Management Limited is Room 4-505, New Building, No. 2, Wenchang Street, Xuanwu District, Nanjing, China.

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

Mr. Tao Ling, our Chief Executive Officer, chairman and principal shareholder, Mr. Xiaohong Yin, our director and shareholder, made unsecured, interest for 4% and due-on-demand advances to us for working capital purposes during the years ended September 30, 2025, 2024 and 2023, and we made repayments to Mr. Ling and Mr. Yin periodically. During the years ended September 30, 2025, 2024 and 2023, we borrowed an aggregate of $3,682,496, $4,150,857 and $793,955 from Mr. Ling, and $1,921,484, $3,075,343 and $5,097,075 from Mr. Yin, respectively. As of September 30, 2024, we had outstanding amounts of $287,962, and $882,146, respectively, due to Mr. Ling and Mr. Yin. As of September 30, 2024, we had outstanding amounts of $263,886, and $1,511,996, respectively, due to Mr. Ling and Mr. Yin. As of September 30, 2023, we had outstanding amounts of $0, and $1,710,347, respectively, due to Mr. Ling and Mr. Yin.

During the years ended September 30, 2025, 2024 and 2023, Ms. Bozhen Gong and Ms. Yun Tan, each an immediate family member of Mr. Ling, provided working capital for our operations as needed and were paid back from time to time during these periods. These advances were unsecured, interest free and due upon demand. During the years ended September 30, 2025, 2024 and 2023, Ms. Gong extended loans in the aggregate amount of $531,023, $85,585 and $70,889, and Ms. Tan extended loans in the aggregate amount of $0, $0 and $141,778, to us, respectively. As of September 30, 2025, 2024 and 2023, we had outstanding loans payable to Ms. Gong in the amount of $386,290, $156,905 and $68,531, and to Ms. Tan in the amount of $0, $0 and $178,180, respectively.

During the years 2025, 2024 and 2024, Mr. Tao Ling and Zhong Shi and Jing Ling, each an immediate family member of Mr. Ling, guaranteed and pledged certain personal assets for our bank loans. As of September 30, 2025, 2024 and 2023, a total of $2,809,383, $3,280,746 and $10,964,912 of bank loans were pledged by the personal assets owned by Mr. Ling, Mr. Shi and Ms. Ling. No guarantee fee was charged by Mr. Ling, Mr. Shi or Ms. Ling for the guarantees during the years 2025, 2024 and 2023.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A shares are listed for trading on the Nasdaq Capital Market under the symbol “OST.” The shares began trading on April 27, 2022 on the Nasdaq Capital Market. The closing price for the Class A Ordinary Shares was $1.695 on September 12, 2025.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our Fifth Amended and Restated Memorandum and Articles of Association (the “Articles”) and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below (each as amended or modified from time to time). Our authorized share capital consists of 399,280,000 Class A Ordinary Shares, par value $0.025 per share, 640,000 Class B Ordinary Shares of par value of US$0.025 each and 80,000 preference shares, par value $0.025 per share. As of the date of this annual report, 5,991,920 Ordinary Shares were issued and outstanding, including 5,963,920 Class A Ordinary Shares and 28,000 Class B Ordinary Shares.

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

(b)	a Class B Ordinary Share shall (in respect of such Class B Ordinary Share) have 100 votes for every Class B Ordinary Share of which he is the holder.

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

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate class meeting of the holders of the Ordinary Shares unless the person is a shareholder or either class of shares registered on the register of members of the Company as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our Ordinary Shares have been paid.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Articles, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

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

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency of PRC subsidiaries is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.0533 in the year ended September 30, 2023 to US$1.00 for RMB7.2043 in the year ended September 30, 2024, and US$1.00 for RMB7.2125 the year ended September 30, 2025. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of year 2024, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended September 30, 2025 would decrease by approximately $45,319, $42,483, $2,528 and $7,384, respectively.

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

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2025, 2024, and 2023.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Credit Risk

As of September 30, 2025, 2024 and 2023, we had cash and cash equivalents of $5,385,139, $1,339,491 and$1,157,424, respectively. Our cash was deposited at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable is typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

Private Placements – Class A Ordinary Shares

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (6,494 Class A Ordinary Shares following the 2025 Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (6,494 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the VWAP of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses. The proceeds were used for daily operation.

On February 10, 2025, the Company entered into a securities purchase agreement with certain individual investors for the sale of an aggregate of 965,513 Class A ordinary shares (38,621 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share ($0.025 per share following the 2025 Reverse Share Split), through a private investment in public equity at a purchase price of US$1.45 per share. In connection with the PIPE, the purchasers also received warrants to purchase an aggregate of 2,896,539 Class A ordinary shares (115,862 Class A Ordinary Shares following the 2025 Reverse Share Split). The warrants were exercisable immediately upon issuance and, on February 17, 2025, the Company consummated the PIPE and issued the Class A ordinary shares and warrants to the purchasers. The purchasers elected to conduct an alternate cashless exercise of the warrants, resulting in the issuance of an aggregate of 24,582,913 Class A ordinary shares (983,317 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering generated gross proceeds of approximately US$1.4 million, before deducting estimated offering expenses payable by the Company. The proceeds were used for working capital purposes.

On April 14, 2025, the Company entered into a securities purchase agreement with several investors for the sale of 9,090,908 Class A ordinary shares (363,636 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share($0.025 per share following the 2025 Reverse Share Split), together with warrants to purchase up to 90,909,080 Class A ordinary shares (3,636,363 Class A Ordinary Shares following the 2025 Reverse Share Split). Each Class A ordinary share was sold together with two associated warrants at a combined offering price of US$0.55. The warrants have an initial exercise price of US$0.80 per share, are exercisable immediately upon issuance. On the seventh calendar day following issuance, the exercise price was reset to US$0.16 per share and the number of Class A ordinary shares issuable upon exercise was adjusted to 90,909,080 (3,636,363 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering closed on April 15, 2025, generating aggregate gross proceeds of approximately US$5.0 million before deducting offering expenses. The proceeds were used for daily operation and capital injection for domestic company.

On May 3, 2025, the Company entered into a warrant exchange agreement with certain holders of 18,181,816 warrants (727,273 Class A Ordinary Shares following the 2025 Reverse Share Split), each to purchase five Class A Ordinary Shares (an aggregate of 90,909,080 Class A Ordinary Shares (3,636,363 Class A Ordinary Shares following the 2025 Reverse Share Split)) at an exercise price of US$0.16 per share. The warrants had been issued on April 14, 2025 pursuant to a securities purchase agreement. Under the exchange agreement, the holders surrendered 18,181,816 warrants (727,273 Class A Ordinary Shares following the 2025 Reverse Share Split) for cancellation, and in exchange the Company issued an aggregate of 70,909,082 Class A Ordinary Shares (2,836,363 Class A Ordinary Shares following the 2025 Reverse Share Split). The exchanged shares were issued on May 7, 2025.

On June 30, 2025, the Company entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 10,500,000 Class A ordinary shares(420,000 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share($0.025 per share following the 2025 Reverse Share Split), and pre-funded warrants to purchase 31,166,667 Class A ordinary shares(1,246,667 Class A Ordinary Shares following the 2025 Reverse Share Split). The pre-funded warrants have an exercise price of US$0.001 per share($0.025 per share following the 2025 Reverse Share Split), are immediately exercisable subject to a 9.99% beneficial ownership limitation, and may be exercised on a cashless basis at any time until exercised in full. The offering closed on July 1, 2025, and the Company received net proceeds of approximately US$4.52 million after deducting offering expenses. The proceeds were used for general corporate purposes.

Private Placements – Convertible Notes

On June 21, 2024, the Company entered into the other securities purchase agreement with the same investor pursuant to which the Company sold a senior unsecured convertible note in the original principal amount of $1,360,000, at a purchase price of $1,2500,000. The note is convertible into Class A Ordinary Shares of the Company.

On June 22, 2024, the Company completed its issuance and sale of the note pursuant to the securities purchase agreement. The issuance of the note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As of September 30, 2025, the investor had redeemed a portion of the Note in three times, amounting to a total of $225,000 and converted into 912,098 Class A Ordinary Shares (91,210 Class A Ordinary Shares following the Reverse 2025 Share Split). The proceeds from the private placement were used for repayment of the prior convertible promissory note dated January 19, 2024, and working capital for general corporate and administrative purpose.

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

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of September 30, 2025.

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

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of John Carl Mein, Rongguo Cui and Qiang He. Our board of directors has determined that Mr. He possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://ostin-technology.com/ within four business days following the amendment or waiver. During year 2025, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is publicly available on our website at http://ostin-technology.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company in connection with certain professional services rendered by Audit Alliance LLP, as our independent registered public accounting firm and our principal auditors, for the year end of September 30, 2025 and 2024. The Company in connection with TPS Thayer, LLC, as our independent registered public accounting firm and our principal auditors, for the year end of September 30, 2023.

 Audit Fees

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

Audit Alliance LLP’s fees for the annual audit of our financial statements for September 30, 2024 and 2025 were $180,000.

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

The Company has not paid for audit-related services for year end of September 30, 2025, 2024 and 2023.

Tax Fees

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The Company has not paid for tax services for year end of September 30, 2025, 2024 and 2023.

All Other Fees

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The Company has not paid for other services for year end of September 30, 2025 and 2024.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended September 30, 2025, were approved by the audit committee pursuant to the pre-approval policy.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-46.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Fifth Amended and Restated Memorandum and Articles of Association (1)
2.1	Description of Securities*
4.1	English Translation of Cooperation Agreement, dated September 22, 2017, by and among Jiangsu Austin Optronics Technology Co., Ltd. and Shanghai Inabata Trading Co., Ltd. (2)
4.2	English Translation of Investment Agreement, dated September 6, 2017, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Shuangliu District, Chengdu City(3)
4.3	English Translation of Investment Agreement, dated September 19, 2018, by and among Jiangsu Austin Optronics Technology Co., Ltd. and People’s Government of Naxi District, Luzhou City(4)
4.4	English translation of the House Leasing Contract, dated September 25, 2017, by and between Nanjing Aoting Technology Development Co., Ltd. and Nanjing Smart Manufacture Industrial Park Development Co., Ltd. (5)
4.5	English translation of Plant Lease Agreement, dated January 22, 2019, by and between Luzhou Aozhi Optronics Technology Co., Ltd. and Luzhou Dongzhiyang Industry Co., Ltd. (6)
4.6	Employment Agreement, dated June 19, 2020, by and between the Registrant and Tao Ling(7)
4.7	Employment Agreement, dated January 1, 2024, by and between the Registrant and Qiaoyun Xie*(8)
4.8	Employment Agreement, dated June 11, 2021, by and between the Registrant and Xiaodong Zhai(9)
4.9	Form of Securities Purchase Agreement dated November 18, 2024(10)
4.10	Form of Supplement Agreement dated November 19, 2024(11)
4.11	Form of Securities Purchase Agreement dated February 10, 2025(12)
4.12	Securities Purchase Agreement dated April 14, 2025 (13)
4.13	Form of Exchange Agreement, dated May 3, 2025(14)
4.14	Form of Securities Purchase Agreement dated June 30, 2025 (15)

8.1	List of Subsidiaries of the Registrant*
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of King & Wood Mallesons*
15.2	Consent of TPS Thayer LLC, Independent Registered Public Accounting Firm*
15.3	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm*
97.1	Compensation Recovery Policy(16)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.
**	Furnished herewith.

(1)	Incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed on July 18, 2025.
(2)	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 05, 2021.
(3)	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 05, 2021.
(4)	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 05, 2021.
(5)	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 05, 2021.
(6)	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the SEC on March 05, 2021.
(7)	Incorporated by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the SEC on July 20, 2021.
(8)	Incorporated by reference to Exhibit 10.11 to the Registrant’s registration statement on Form F-1 filed with the SEC on July 20, 2021.
(9)	Incorporated by reference to Exhibit 10.12 to the Registrant’s registration statement on Form F-1 filed with the SEC on July 20, 2021.
(10)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 23, 2025.
(11)	Incorporated by reference to Exhibit 10.2 to the Form 6-K filed with the SEC on January 23, 2025.
(12)	Incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on February 14, 2025.
(13)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on April 16, 2025.
(14)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on May 12, 2025
(15)	Incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on July 1, 2025
(16)	Incorporated by reference to Exhibit 97.1 to the Form 20-F filed with the SEC on January 27, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ostin Technology Group Co., Ltd.

/s/ Tao Ling
	Name:	Tao Ling
	Title:	Chief Executive Officer

Date: January 26, 2026

OSTIN TECHNOLOGY GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ostin Technology Group Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ostin Technology Group Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years ended September 30, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended September 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had negative working capital of $21,360,903 and accumulated deficit of $28,543,211 as of September 30, 2025, and net loss of $10,311,035, for the year ended September 30, 2025, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the balance sheet date and the date of consolidated financial statements for the financial year ended September 30, 2025. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

January 26, 2026

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

January 30, 2024

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	As of September 30, 2025	As of September 30, 2024
ASSETS
Current Assets
Cash and cash equivalents	$5,074,702	$1,024,569
Restricted cash	-	314,922
Accounts receivable, net	3,518,914	3,918,558
Inventories, net	6,349,333	11,109,599
Advances to suppliers, net	1,668,549	2,435,809
Tax receivables	665,958	581,063
Due from related parties	570,086	426,909
Prepaid expenses and other receivables	527,009	1,032,930
Total Current Assets	18,374,551	20,844,359
Property, plant and equipment, net	29,678,398	24,509,640
Land use rights, net	1,303,480	1,447,950
Intangible assets, net	3,580,880	4,261,262
Right-of-use lease assets	-	11,738
Restricted cash	310,437	-
TOTAL ASSETS	$53,247,746	$51,074,949

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$8,074,860	$6,343,608
Accrued expenses and other current liabilities	1,975,607	3,171,571
Contract liabilities	1,293,860	495,290
Due to related parties	5,142,781	4,778,690
Convertible Notes	-	1,075,781
Short-term borrowings	23,248,346	25,006,630
Operating lease liabilities – current	-	84,536
Deferred tax liability	-	5,329
Total Current Liabilities	39,735,454	40,961,435
Long-term borrowings	2,387,976	1,709,986
Long-term payables	162,981	516,940
TOTAL LIABILITIES	42,286,411	43,188,361

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY*
Class A Ordinary Shares, $0.025 par value, 399,280,000 shares authorized, 5,963,920 and 62,873 shares issued and outstanding as of September 30, 2025 and 2024	149,099	1,572
Class B ordinary share, $0.025 par value, 640,000 shares authorized, 28,000 and 8,000 shares issued and outstanding as of September 30, 2025 and September 30, 2024	700	200
Preference share, $0.025 per value, 80,000 shares authorized, 0 shares issued and outstanding as of September 30, 2025 and September 30, 2024		-
Additional paid-in capital	36,124,066	24,460,848
Statutory reserves	1,497,772	1,497,772
Accumulated deficit	(28,543,211)	(18,527,479)
Accumulated other comprehensive loss	(2,228,612)	(2,240,680)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	6,999,814	5,192,233
Equity attributable to non-controlling interests	3,961,521	2,694,355
Total Shareholders’ Equity	10,961,335	7,886,588
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$53,247,746	$51,074,949

*	The financial statements give retroactive effect to the August 5, 2025 one-for-twenty-five reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

		For the years ended September 30,
	2025	2024	2023

Sales	$39,678,541	$32,463,213	$57,525,700
Cost of sales	(37,139,509)	(30,776,919)	(55,472,097)
Gross profit	2,539,032	1,686,294	2,053,603

Operating expenses:
Selling and marketing expenses	(2,220,873)	(2,046,551)	(2,385,663)
General and administrative expenses	(6,992,973)	(7,569,646)	(7,335,362)
Research and development costs	(2,532,398)	(1,700,578)	(2,783,008)
Gain from disposal of property, plant and equipment	130,589	101,177	194,526
Total operating expenses	(11,615,655)	(11,215,598)	(12,309,507)

Operating loss	(9,076,623)	(9,529,304)	(10,255,904)

Other income (expenses):
Interest income (expense), net	(1,587,841)	(1,646,275)	(1,273,010)
Other income (expenses), net	369,020	1,009,340	742,272
Total other expenses, net	(1,218,821)	(636,935)	(530,738)

Loss before income taxes	(10,295,444)	(10,166,239)	(10,786,642)
Income tax expense	(15,591)	(23,152)	(227,324)

Net loss	(10,311,035)	(10,189,391)	(11,013,966)
Net loss attributable to non-controlling interests	(295,303)	(127,780)	(65,171)
Net loss attributable to Ostin Technology Group Co., Ltd.	(10,015,732)	(10,061,611)	(10,948,795)

Net loss	(10,311,035)	(10,189,391)	(11,013,966)

Other comprehensive loss:
Foreign currency translation adjustment	(21,709)	226,505	(523,113)
Comprehensive loss	(10,332,744)	(9,962,886)	(11,537,079)
Comprehensive income (loss) attributable to non-controlling interests	(329,080)	7,793	(158,780)
Comprehensive loss attributable to Ostin Technology Group Co., Ltd.	(10,003,664)	(9,970,679)	(11,378,299)

Earnings per ordinary share
Basic and diluted*	$(4.38)	$(168.50)	$(196.59)
Weighted average number of Ordinary Shares outstanding
Basic and diluted	2,285,583	59,750	56,025

*	The financial statements give retroactive effect to the August 5, 2025 one-for-twenty-five reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2025

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Class A Shares*	Amount	Class B Shares*	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive (loss)	Non- controlling interests	Total shareholders’ equity
Balance as at September 30, 2024	62,873	$1,572	8,000	$200	$24,460,848	$1,497,772	$(18,527,479)	$(2,240,680)	$2,694,355	$7,886,588
Private placement	408,750	10,219	-	-	6,449,781	-	-	-	-	6,460,000
Warrant exchanged	3,819,680	95,492	-	-	(95,492)	-	-	-	-	-
Private placement and warrant exchanged	1,666,667	41,667	-	-	4,478,288	-	-	-	-	4,519,955
Equity Incentive			20,000	500	574,500	-	-	-	-	575,000
Shares roundup	2,859	72	-	-	(72)	-	-	-	-	-
Redemption of CVB	3,091	77	-	-	194,923	-	-	-	-	195,000
Capital contribution by Non- controlling interests	-	-	-	-	-	-	-	-	1,488,973	1,488,973
Addition paid in capital	-	-	-	-	61,290	-	-	-	107,273	168,563
Foreign currency translation loss	-	-	-	-	-	-	-	12,068	(33,777)	(21,709)
Net loss	-	-	-	-	-	-	(10,015,732)	-	(295,303)	(10,311,035)

Balance as at September 30, 2025	5,963,920	149,099	28,000	700	36,124,066	1,497,772	(28,543,211)	(2,228,612)	3,961,521	10,961,335

*	The financial statements give retroactive effect to the August 05, 2025 one-for-twenty-five reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2024

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Class A Shares*	Amount	Class B Shares*	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance as at September 30, 2023	56,025	$1,401	-	$-	$23,256,219	$1,497,771	$(8,465,867)	$(2,331,612)	$130,220	$14,088,132
Private placement	11,200	280	-	-	979,720	-	-	-	-	980,000
Private placement	-	-	8,000	200	-	-	-	-	-	200
Shares repurchase	(8,000)	(200)	-	-	-	-	-	-	-	(200)
Redemption of CVB	3,648	91	-	-	224,909	-	-	-	-	225,000
Acquisition of NCI	-	-	-	-	-	-	-	-	136,118	136,118
Capital contribution by Non- controlling interests	-	-	-	-	-	-	-	-	2,420,224	2,420,224
Foreign currency translation loss	-	-	-	-	-	-	-	90,932	135,573	226,505
Net loss	-	-	-	-	-	1	(10,061,612)	-	(127,780)	(10,189,391)

Balance as at September 30, 2024	62,873	$1,572	8,000	$200	$24,460,848	$1,497,772	$(18,527,479)	$(2,240,680)	$2,694,355	$7,886,588

*	The financial statements give retroactive effect to the August 05, 2025 one-for-twenty-five reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares*	Amount	Additional paid-in capital	Statutory reserves	Retained Earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2022	56,025	$1,401	$23,256,219	$1,496,314	$2,484,385	$(1,902,108)	$289,000	$25,625,211

Foreign currency translation gain(loss)	-	-	-	-	-	(429,504)	(93,609)	(523,113)
Net income (loss)	-	-	-	1,457	(10,950,252)	-	(65,171)	(11,013,966)
Balance at September 30, 2023	56,025	$1,401	$23,256,219	$1,497,771	$(8,465,867)	$(2,331,612)	$130,220	$14,088,132

*	The financial statements give retroactive effect to the August 05, 2025 one-for-twenty-five reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(IN U.S. DOLLARS)

	For the years ended September 30,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(10,311,035)	$(10,189,391)	$(11,013,966)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation expense	2,294,586	3,730,818	2,438,320
Amortization expense of land use rights	122,241	90,027	90,403
Amortization expense of intangible assets	961,483	905,482	533,328
Amortization expense of right-of-use assets	11,421	55,396	140,626
Bad debt (recovery) expense for accounts receivable	(7,214)	524,426	13,538
Bad debt recovery for advances to suppliers	(502,474)	91,118	(18,772)
Inventory provision	889,301	253,145	346,033
Deferred tax assets, net	(5,329)	-	616,763
Gain from disposal of property, plant and equipment	(130,589)	(101,177)	(205,018)
Imputed interest for short-term borrowings from third parties	-	-	4,739
Changes in operating assets and liabilities:
Accounts receivable	199,265	1,810,209	(398,926)
Inventories	3,476,981	3,527,618	303,325
Advances to suppliers	1,225,543	(973,323)	4,607,233
Prepaid expenses and other receivables	484,841	(1,038,003)	(10,436)
Other long-term receivables	-	(437,651)	651,232
Accounts payable	1,797,992	(4,176,882)	260,017
Accrued expenses and other current liabilities	(1,166,594)	1,048,087	888,122
Advances from customers	-	-	(756,585)
Contract liabilities	795,181	(174,157)	-
Income tax payable	-	70,981	(772,092)
Operating lease liabilities	(50,355)	40,710	(256,165)
Other long-term payables	-	-	(53,039)
Net cash provided by (used in) operating activities	85,245	(4,942,568)	(2,591,320)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(7,202,097)	(2,420,335)	(4,484,821)
Disposal of property, plant and equipment	213,126	502,465	509,916
Purchases of intangible assets	(299,012)	(14,868)	(3,016,043)
Long-term investment	-	541,343	-
Net cash used in investing activities	(7,287,983)	(1,391,395)	(6,990,948)

Cash Flows from Financing Activities:
Proceeds received from stock issuance	1,657,536	2,484,475	-
Proceeds from (Repayments to) long-term payable	(346,595)	234,574	-
Net proceed from private placement	10,979,955	980,000	-
Proceeds from short-term bank borrowings	27,064,125	25,207,168	29,696,738
Repayments on short-term bank borrowings	(27,410,745)	(25,623,586)	(27,701,927)
Proceeds from short-term borrowings from third party individuals	851,300	3,431,306	2,323,622
Repayments on short-term borrowings from third party individuals	(1,319,396)	(2,473,523)	(670,608)
Proceeds from long-term bank borrowings		-	1,701,331
Proceeds from convertible bond	(1,071,488)	1,289,527	-
Proceeds from related parties	7,926,346	11,241,303	7,606,540
Repayments to related parties	(7,383,616)	(10,025,547)	(5,234,786)
Net cash provided by financing activities	10,947,422	6,745,697	7,720,910

Effect of changes in currency exchange rates	300,964	(229,668)	(788,138)

Net (decrease) increase in cash and cash equivalents	4,045,648	182,067	(2,649,496)
Cash and cash equivalents and restricted cash at the beginning of year	1,339,491	1,157,424	3,806,920
Cash and cash equivalents and restricted cash at the end of year	$5,385,139	$1,339,491	$1,157,424

Reconciliation of cash and cash equivalents and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$5,074,702	$1,024,569	$854,518
Restricted cash	310,437	314,922	302,906
Total cash and cash equivalents and restricted cash	$5,385,139	$1,339,491	$1,157,424

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$390	$112	$(78,190)
Cash paid for interest	$1,559,187	$1,200,734	$1,014,303
Supplemental disclosures of non-cash flows information
Transfer of building from CIP to PP&E	$-	$-	$2,883,668
Equity Incentive	$575,000	-	-
Redemption of CVB	$195,000	225,000	-

The accompanying notes are an integral part of these consolidated financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Ostin Technology Group Co., Ltd. (“Ostin”) is a holding company incorporated on September 26, 2019 under the laws of the Cayman Islands. Ostin and its subsidiaries are collectively referred to as the “Company”. The Company engages in the business of designing, developing and manufacturing TFT-LCD modules and polarizers in a wide range of sizes and customized size according to the specifications of the customers utilizing automated production technique. The Company currently operates one headquarter and three manufacturing facilities in China with an aggregate of 45,000 square meters – one factory is located in Jiangsu Province for the manufacture of display modules; one facility is in Sichuan Province for the manufacture of polarizers. The third manufacturing facilities is in Luzhou, Sichuan Province, for manufacture of display modules primarily to be used in devices in the education sector and commenced production in August 2020. The Company’s principal executive offices are located in Jiangsu Province, the People’s Republic of China (the “PRC” or “China”).

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

Changes in the organizational structure within the group

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of September 30, 2025:

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of September 30, 2024:

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Going Concern

As of September 30, 2025, the Company had negative working capital of $21,360,903 and accumulated deficit of $28,543,211 as of September 30, 2025, a net loss of $10,311,035 for the year ended September 30, 2025. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2025 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

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

The Company has also taken an intensive review of operations and expenditures, including selling and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from September 30, 2025. The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for credit losses, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

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

The relevant exchange rates are listed below:

	September 30, 2025	September 30, 2024	September 30, 2023
Period ended RMB: USD exchange rate	7.1190	7.0176	7.2960
Period average RMB: USD exchange rate	7.2125	7.2043	7.0533

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

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses from the customers. Accounts receivable do not bear interest.

Since October 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance in the combined statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

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

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized as of September 30, 2025 and 2024 were $75,623 and $593,145, respectively.

Contract liabilities

Contract liabilities also refer to advances from customers are recorded when consideration is received from the consumers prior to the fulfilment of performance obligation.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of loss and other comprehensive loss in other income or expenses.

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

Construction in progress

Construction in progress refers to ongoing or partially completed projects that the Company is engaged in, including land development, new building construction, remodeling and renovation projects, among others. Construction in progress is measured using the cost model. The cost of construction in progress includes direct labor costs, material costs and subcontractor expenses directly related to the project. The cost model is based on actual incurred expenses and is continuously updated.

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

Rental period
Land use rights	20 years

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

For the year ended September 30, 2025 the Company purchased intangible assets from third parties, and engaged third parties to develop the intangible assets for the Company.

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

The balances with these third-party lenders as of September 30, 2025 and 2024 are $162,981 and $516,940.

For the years ended September 30, 2025, 2024, and 2023, the Company recognized interest expense of $141,879, $64,735 and $10,557, respectively.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2025 and 2024.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, due from/to a related party, other receivables, accounts payables and other payables, approximate the fair value of the respective assets and liabilities as of September 30, 2025 and 2024 owing to their short-term or present value nature or present value of the assets and liabilities. For operating lease liabilities and short-term borrowings , fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates are used to discount the host contracts approximate market rates. For the years end September 30, 2025 and 2024, there are no transfers between different levels of inputs used to measure fair value.

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

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Each customer order is being distinct and separately identifiable from other customer orders as a single performance obligation to deliver the ordered product in exchange for consideration. The transaction price is fixed at contract inception and is not subject to rebates, returns or other variable consideration. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required.For international sales, the Company sells its products primarily under the free onboard (“FOB”) shipping point term. For sales under the FOB shipping point term, the Company recognizes revenues when products are delivered from Company to the designated shipping point. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

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

For the years ended September 30, 2025, 2024 and 2023, the Company received government subsidies of $91,060, $647,342 and $773,716, respectively. The grants were recorded as other income in the consolidated financial statements.

Research and development costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and handling costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $533,227, $354,577 and $262,763 for the years ended September 30, 2025, 2024 and 2023, respectively.

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

Earnings per share

Earnings per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of Ordinary Shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended September 30, 2025, 2024 and 2023.

Significant risks and uncertainties

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such an account.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

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

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company expects the adoption on this ASU will not have a material effect on the Company’s combined financial statements.

In 2025, the FASB issued ASU 2025-07, which clarifies certain scope exceptions under the derivatives guidance and provides clarification on the accounting for share-based noncash consideration received from customers. The amendments clarify that share-based noncash consideration received from a customer is generally accounted for under ASC 606 unless the right to receive such consideration is unconditional. The amendments are effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – RESTRICTED CASH

Restricted cash as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Pledge of bank deposit-current	$-	$314,922
Pledge of bank deposit-non-current	310,437	-
Restricted cash	$310,437	$314,922

As of September 30, 2025 and 2024, restricted cash is certain portion of bank deposit used for pledging, with 1.25% interest rate, maturing on Mar 29, 2027.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Accounts receivable, gross	$4,082,848	$4,489,706
Less: allowance for credit losses	(563,934)	(571,148)
Accounts receivable, net	$3,518,914	$3,918,558

The Company’s customers are, for the most part, end-brand customers or their system integrators and display panel manufacturers. The Company’s credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of its sales have been collected within 90 days. The average accounts receivable turnover period was approximately 33 days and 58 days for the years ended September 30, 2025 and 2024 respectively.

Below is an aged analysis of accounts receivables as of September 30, 2025, respectively.

	As of September 30, 2025
	Accounts receivable, gross	Allowance for credit losses	Accounts receivable, net
Within 90 days	$2,808,532	(69,250)	2,739,282
91-180 days	757,344	-	757,344
181-365 days	259	(10)	249
Greater than 1 year	516,713	(494,674)	22,039
Accounts receivable, net	$4,082,848	(563,934)	3,518,914

Changes of allowance for credit losses for the years ended September 30, 2025 and 2024 are as follows:

	For the year ended 2025	For the year ended 2024
Beginning balance	$571,148	$46,722
Additional (Reversal) for credit losses	(7,214)	524,426
Ending balance	$563,934	$571,148

Additional (Reversal) for credit losses of receivables recorded by the Company for the years ended September 30, 2025, 2024 and 2023 were $(7,214), $524,426, $13,538 respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Raw materials	$5,757,986	$7,817,780
Finished goods	2,835,637	4,407,672
Goods in transit	344,103	583,239
Inventory provision	(2,588,393)	(1,699,092)
Total inventories, net	$6,349,333	$11,109,599

Changes of provision of inventory for the years ended September 30, 2025 and 2024 are as follows:

	For the year ended 2025	For the year ended 2024
Beginning balance	$1,699,092	$1,445,947
Additional provision	889,301	253,145
Ending balance	$2,588,393	$1,699,092

For the year ended September 30, 2025, 2024 and 2023, the Company recorded inventory provision of $889,301, $253,145, and $346,033, respectively, presented in cost of sales in the Company’s consolidated statement of loss (income) and comprehensive loss.

NOTE 6 – TAXES RECEIVABLE

For the year ended September 30, 2025 and 2024, With no expiration date, the tax receivables amounts were $665,958 and $581,063, respectively. This is primarily due to the entity’s input VAT being higher than its output VAT for the respective periods. According to the relevant VAT laws and regulations in China, in such cases, entities have the option to carry forward the excess amount for future offsetting. This allows the entities to retain the right to claim a refund when necessary or to apply for an export tax rebate when exporting goods. The retention of VAT offsetting amounts is a prerequisite for applying for export tax rebates. As the Company continues its operations, the VAT receivables can be used to offset the VAT liabilities on a monthly basis. Therefore, there is no need to evaluate the impairment of the VAT receivables.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Buildings	$20,126,269	$20,417,081
Machinery and equipment	15,433,302	9,283,954
Electronic equipment	1,659,397	2,059,532
Transportation vehicles	307,553	351,331
Office equipment	368,984	311,687
Leasehold improvement on leased property	1,417,481	477,595
Construction in progress	1,539,486	1,429,109
Total property plant and equipment, at cost	40,852,472	34,330,289
Less: accumulated depreciation	(11,174,074)	(9,820,649)
Property, plant and equipment, net	$29,678,398	$24,509,640

Depreciation expense was $2,294,586, $3,730,818 and $2,438,320 for the years ended September 30, 2025, 2024 and 2023, respectively. For the years ended September 30, 2025, 2024 and 2023, the Company recorded no impairment of property, plant and equipment.

For the years ended September 30, 2025, the Company disposed machinery, equipment and transportation vehicles with a net book value of $256,886 (cost of $1,1211,122, accumulated depreciation of $864,236 and received cash from disposal of $213,126, causing a net disposal income of $130,589 included in operating income.

For the years ended September 30, 2024, the Company disposed machinery, equipment and transportation vehicles with a net book value of $401,289 (cost of $697,288, accumulated depreciation of $295,999 and received cash from disposal of $502,465, causing a net disposal income of $101,177 included in operating income.

For the years ended September 30, 2025 and 2024 the construction in progress assets were related to construction of manufacturing facilities for the Company.

As of September 30, 2025 and 2024, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 14.

NOTE 8 – LAND USE RIGHTS, NET

Land use rights as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Land use rights, at cost	$1,777,472	$1,803,155
Less: accumulated amortization	(473,992)	(355,205)
Total land use rights, net	$1,303,480	$1,447,950

Amortization expense for land use rights were $122,241, $90,027 and $90,403 for the years ended September 30, 2025, 2024 and 2023, respectively. For the years ended September 30, 2025 and 2024, the Company recorded no impairment for land use rights, nor pledged land use rights to secure bank loans.

Estimated future amortization expense for land use rights is as follows as of September 30, 2025

Years ending September 30,	Amortization expense
2026	$123,847
2027	123,847
2028	123,847
2029	123,847
2030	123,847
Thereafter	684,245
Total	$1,303,480

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Purchased software, cost	$1,279,428	$990,599
Purchased patent, cost	2,221,085	2,221,085
Capitalized software, cost	3,416,546	3,443,164
Total intangible assets, at cost	6,917,059	6,654,848
Less: accumulated amortization	(3,336,179)	(2,393,586)
Intangible assets, net	$3,580,880	$4,261,262

For the year ended September 30, 2025, the Company purchased a patent rights from a third-party supplier of $294,229. For the year ended September 30, 2024, the Company purchased a patent rights from a third-party supplier of $140,136. For the years ended September 30, 2025 and 2024, the Company disposed no intangible assets.

Amortization expense for intangible assets were $961,483, $905,482 and $533,328 for the years ended September 30, 2025, 2024 and 2023, respectively. For the years ended September 30, 2025 and 2024, the Company recorded no impairment of intangible asset, nor pledged intangible asset to secure bank loans.

Estimated future amortization expense for intangible assets is as follows as of September 30, 2025:

Years ending September 30,	Amortization expense
2026	$974,111
2027	974,111
2028	974,111
2029	658,547
Total	$3,580,880

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

NOTE 11 – CONVERTIBLE NOTES

In the year of 2024, the Company entered into two convertible notes agreement with Streeterville Capital, LLC, a Utah limited liability company. Detail of two convertible notes agreement as follow:

Convertible notes 1: On January 19, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $550,000, at a purchase price of $500,000. The Note is convertible into Ordinary Shares, par value $0.025 (par value $0.001 prior to split) per share, of the Company.

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

Convertible notes 2: On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into Ordinary Shares, par value $0.025 (par value $0.001 prior to split) per share of the Company.

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

Streeterville Capital, LLC redeemed the Note in Redemption Conversion Shares in June, August, September and October 2024 with a price of US$0.3212, 0.2181, 0.2371 and 0.2523 prior to split respectively. On December 30, the Company repaid the rest of the Note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

The movement of the convertible notes and amortized cost as of September 30, 2025 and September 30, 2024 consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
Convertible Notes- Issued in June, 2024	$1,075,781	$1,360,000
Less cost of Share converted	183,993	204,764
Less repayment of the Notes	891,788	-
Less debt discount and debt issuance cost	-	79,455
	-	1,075,781
Less current portion of convertible notes payable	-	1,075,781
Long-term convertible notes payable	$-	$-

For the years ended September 30, 2025 and 2024, the Company recognized interest expense on convertible notes payable of nil and $4,044, and amortization of debt discount, included in interest expense of $41,655 and $54,825, respectively.

NOTE 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Deferred government subsidies	$459,034	$537,645
Taxes payable	108,915	48,719
Wages payable	177,089	108,214
Interest payable	248,125	176,897
Other payables and accruals	982,444	2,300,096
Total	$1,975,607	$3,171,571

Deferred government subsidies were government subsidies the Company received from the local governments related to certain assets that will be amortized in the depreciated periods of the assets.

Other payables and accruals account for the years ended September 30, 2025 and 2024 are as follows:

	As of September 30, 2025	As of September 30, 2024
Decoration project funds	$-	$1,538,205
Housing rent	353,716	252,274
Others*	628,728	509,617
Total	$982,444	$2,300,096

*	Others includes deposits, guarantees, accrued expenses payable.

As of date of this report, approximately 57%, or $0.54 million, of the Company’s other payables and accruals balance as of September 30, 2025 has been subsequently paid.

NOTE 13 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Short-term bank loans	$14,959,966	$16,244,870
Short-term loans from third-party individuals and entities	8,288,380	8,761,760
Total	$23,248,346	$25,006,630

For the years ended September 30, 2025, 2024 and 2023, interest expense on all short-term borrowings amounted to $1,109,636, $1,086,384 and $998,758, respectively.

Short-term bank loans as of September 30, 2025 consisted of the following:

Bank Name	Amount – RMB	Amount – USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	14,000,000	1,966,566	6/5/2025	6/4/2026	3.40%
Bank of China*	6,000,000	842,815	7/29/2025	7/28/2026	2.91%
Bank of Beijing*	10,000,000	1,404,692	4/3/2025	4/3/2026	3.65%
Bank of Communications *	6,000,000	842,815	11/29/2025	11/28/2025	3.10%
Postal Savings Bank of China*	15,000,000	2,107,038	12/30/2024	12/29//2025	2.80%
Postal Savings Bank of China*	5,000,000	702,346	6/30/2025	12/29//2025	2.80%
Industrial and Commercial Bank*	3,500,000	491,642	8/13/2025	8/13/2026	2.70%
Industrial and Commercial Bank*	3,500,000	491,642	8/14/2025	8/1/2026	2.70%
Bank of China**	1,500,000	210,704	8/4/2025	8/4/2026	2.91%
Industrial and Commercial Bank	10,000,000	1,404,692	9/10/2025	9/10/2026	3.65%
Chengdu Rural Commercial Bank*	7,000,000	983,284	12/19/2024	12/18/2025	3.55%
Industrial and Commercial Bank*	10,000,000	1,404,692	9/25/2025	9/25/2026	3.00%
Bank of Chengdu	5,000,000	702,346	7/24/2025	7/23//2025	4.80%
Bank of China	10,000,000	1,404,692	8/23/2025	8/23/2026	5.25%
Total	106,500,000	14,959,966

*

As of September 30, 2025, all short term bank loans with the exception of aggregate amount of $2,107,038 owed to Bank of Chengdu and Bank of China, were guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. Among them, a total of $2,809,383 short term bank loans were pledged by the personal assets owned by them. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2025.

All the above short-term bank loans will be renewed upon maturity.

Short-term bank loans as of September 30, 2024 consisted of the following:

Bank Name	Amount – RMB	Amount – USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	17,000,000	2,422,481	7/2/2024	6/2/2025	3.80%
Bank of Nanjing*	1,000,000	142,499	7/2/2024	11/1/2024	3.80%
Bank of China*	6,000,000	854,993	7/29/2024	7/29/2025	2.88%
Bank of Beijing*	10,000,000	1,424,989	4/3/2024	4/3/2025	3.65%
Bank of Communications *	6,000,000	854,993	11/24/2023	11/23/2024	4.35%
Postal Savings Bank of China*	20,000,000	2,849,977	1/2/2024	12/31/2024	3.65%
Industrial and Commercial Bank*	3,133,800	446,562	8/16/2024	8/20/2025	3.00%
Industrial and Commercial Bank*	3,866,200	550,929	8/20/2024	8/16/2025	3.00%
China CITIC Bank*	5,000,000	712,494	9/24/2024	9/23/2025	3.00%
Industrial and Commercial Bank	10,000,000	1,424,989	9/29/2024	9/28/2025	3.00%
Bank of China*	2,000,000	284,998	8/6/2024	8/5/2025	3.45%
Chengdu Rural Commercial Bank*	10,000,000	1,424,989	12/22/2023	12/21/2024	3.55%
China Construction Bank*	5,000,000	712,494	3/11/2024	3/10/2025	3.95%
Bank of Chengdu*	5,000,000	712,494	7/25/2024	7/23/2025	3.70%
Bank of China*	10,000,000	1,424,989	8/23/2024	8/23/2025	3.45%
Total	114,000,000	$16,244,870

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

Short-term borrowings also include loans from third party companies and various individuals that are unsecured, due on demand, and bear interest of 0%, 4% and 8%. The Company recorded interest expense of $630,893, $489,677 and $315,012 for the years ended September 30, 2025, 2024 and 2023, respectively. As of September 30, 2025 and 2024, the total amount of these loans was $8,288,380 and $8,761,760, respectively.

Long-term borrowings as of September 30, 2025 and 2024 consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Long-term bank loans	$2,387,976	$1,709,986
Total	$2,387,976	$1,709,986

For the years ended September 30, 2025, 2024 and 2023, interest expense on all long-term borrowings amounted to $95,901, $71,743 and 46,670, respectively.

The Company’s long-term bank loans as of September 30, 2025 will all mature within the year, consisting of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Zijin Rural Commercial*	2,000,000	280,938	3/29/2025	3/29/2027	1.25%
China Construction Bank**	5,000,000	702,346	3/11/2024	3/11/2027	3.95%
Bank of Zijin Rural Commercial**	10,000,000	1,404,692	1/7/2025	1/1/2027	4.05%
Total	17,000,000	2,387,976

*	As of September 30, 2025, a total of $280,938 bank loans were obtained through pledging a fixed certificate of deposit worth $310,437, of which $310,437 is included in the restricted cash.

**	As of September 30, 2025, a total of $2,107,038 long term bank loans were guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2025.

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

	As of September 30, 2025	As of September 30, 2024
Buildings, net	$752,681	$802,254
Bank deposit	310,437	314,922
Total	$1,063,118	$1,117,176

The Company’s long-term bank loans as of September 30, 2024 will all mature within the year, consisting of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Zijin Rural Commercial*	2,000,000	284,998	3/29/2023	3/28/2025	4.35%
Bank of Zijin Rural Commercial**	4,750,000	676,870	3/3/2023	3/3/2025	4.35%
Bank of Zijin Rural Commercial**	5,250,000	748,118	1/31/2023	1/20/2025	4.35%
Total	12,000,000	$1,709,986

*	As of September 30, 2024, a total of $284,998 bank loans were obtained through pledging a fixed certificate of deposit worth $314,922, of which $314,922 is included in the restricted cash.

**	As of September 30, 2024, a total of $1,424,988 long term bank loans were guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2024.

NOTE 14 – Long-term payables

Long-term payable as of September 30, 2025 and September 30, 2024 consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
Long- term payable (from financial liability)*	491,136	1,113,216
Less unrecognized financing expense**	74,383	220,991
	416,753	892,225
Less current portion of long-term payable**	253,772	375,285
	$162,981	$516,940

*	As of September 30, 2025, the Company has four borrowing transactions with four third-party by using company’s equipment as the guarantee. In these borrowing arrangements, the Company has no obligation to transferring the underlying asset to an unaffiliated third party. All these machineries are currently being used by the Company for its production purpose. For accounting purposes, the Company recognized these transactions as a financial liability measured at amortized cost subsequent to initial recognition. After deducting the portion due within one year, the balances which with these third-party lenders as of September 30, 2025 is $162,981.

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases, respectively.

For the year ended September 30, 2025, the Company had two significant customers which accounted for 45.2% and 10% of the Company’s total revenue, respectively. As of September 30, 2025, the Company had accounts receivable balances from one significant customer which accounted for 48.0% of the Company’s total accounts receivable balance.

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

For the year ended September 30, 2025, two suppliers accounted for 36.8% and 6.3% of the Company’s total purchase of raw materials, respectively. As of September 30, 2025, the Company had accounts payable balance to two suppliers which accounted for 34.1%, 27% of the Company’s total accounts payable balance.

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

For the year ended September 30, 2025, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand. The following table summarizes borrowing transactions with the Company’s related parties:

	Borrowing/	Payment/
	Collecting	Lending
Name of Related Parties	Amount	Amount
Tao Ling	$3,682,496	$3,654,766
Xiaohong Yin	1,921,484	2,520,444
Peizhen Zhang	110,919	-
Bozhen Gong	531,023	302,253
Jing Ling	151,127	151,127
Nanjing Shun yi Jing Electric Technology Co., Ltd.	311,958	305,026
Midea International Co., Ltd	1,217,339	450,000
Total	$7,926,346	$7,383,616

As of September 30, 2025 a total of $14,959,966 bank loans were guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the year ended September 30, 2025.

For the year ended September 30, 2024 the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

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

3)	Related party transactions

	Sales	Sales
Name of Related Parties	September 30, 2025	September 30, 2024
Midea International Co., Ltd.	981,944	2,669,975
Total	$981,944	$2,669,975

4)	Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2025 and 2024:

Accounts	Name of Related Parties	As of September 30, 2025	As of September 30, 2024
Due from related parties	Midea International Co., Ltd.	570,086	426,909
Total due from related parties		$570,086	$426,909

Accounts	Name of Related Parties	As of September 30, 2025	As of September 30, 2024
Due to related parties	Tao Ling	$175,115	$263,623
Due to related parties	Xiaohong Yin	882,146	1,510,488
Due to related parties	Bozhen Gong	386,290	156,749
Due to related parties	Rongxin Ling	351,173	356,247
Due to related parties	Peizhen Zhang	379,267	270,748
Due to related parties	Ying Ling	84,282	85,499
Due to related parties	Jing Ling	139,268	142,499
Due to related parties	Nanjing Shun yi Jing Electric Technology Co., Ltd.	1,526,900	1,541,837
Due to related parties	Midea International Co., Ltd	1,218,340	451,000
Total due to related parties		$5,142,781	$4,778,690

NOTE 17 – SHAREHOLDERS’ EQUITY

Ordinary Shares

On December 31, 2024. we completed a ten (10) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding Ordinary Shares, par value $0.001 per share.

On April 9, 2025, the Amended and Restated 2024 Equity Incentive Plan, which had been approved by the Board of Directors on March 20, 2025, became effective. The original 2024 Equity Incentive Plan had been approved by the Board on June 7, 2024. Under the Amended and Restated 2024 Equity Incentive Plan, a total of 1,400,000 ordinary shares of the Company are available for issuance. On the same date, the Board approved the grant of an aggregate of 500,000 Class B ordinary shares to Tao Ling, our Co-Chief Executive Officer and director. These shares vested immediately upon acceptance and are subject to a lock-up period until October 10, 2026.

On August 5, 2025, we completed a twenty-five (25) for one (1) reverse stock split of our issued and outstanding Ordinary Shares, par value $0.025 per share.

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

Private placement

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (6,494 Class A Ordinary Shares following the 2024 and 2025 Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (6,494 Class A Ordinary Shares following the 2024 and 2025 Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the VWAP of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses.

On February 10, 2025, the Company entered into a securities purchase agreement with certain individual investors for the sale of an aggregate of 965,513 Class A ordinary shares (38,621 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), through a private investment in public equity at a purchase price of US$1.45 per share. In connection with the PIPE, the purchasers also received warrants to purchase an aggregate of 2,896,539 Class A ordinary shares (115,862 Class A Ordinary Shares following the 2025 Reverse Share Split). The warrants were exercisable immediately upon issuance and, on February 17, 2025, the Company consummated the PIPE and issued the Class A ordinary shares and warrants to the purchasers. The purchasers elected to conduct an alternate cashless exercise of the warrants, resulting in the issuance of an aggregate of 24,582,913 Class A ordinary shares (983,317 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering generated gross proceeds of approximately US$1.4 million, before deducting estimated offering expenses payable by the Company.

On April 14, 2025, the Company entered into a securities purchase agreement with several investors for the sale of 9,090,908 Class A ordinary shares (363,636 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), together with warrants to purchase up to 90,909,080 Class A ordinary shares. Each Class A ordinary share was sold together with two associated warrants at a combined offering price of US$0.55. The warrants have an initial exercise price of US$0.80 per share, are exercisable immediately upon issuance. On the seventh calendar day following issuance, the exercise price was reset to US$0.16 per share and the number of Class A ordinary shares issuable upon exercise was adjusted to 90,909,080. The offering closed on April 15, 2025, generating aggregate gross proceeds of approximately US$5.0 million before deducting offering expenses. Under the exchange agreement, the holders surrendered 18,181,816 warrants for cancellation, and in exchange the Company issued an aggregate of 70,909,082 Class A ordinary shares. The exchanged shares were issued on May 7, 2025.

June 30, 2025, the Company entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 10,500,000 Class A ordinary shares (420,000 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share(par value US$0.025 following the 2025 Reverse Share Split), and pre-funded warrants to purchase 31,166,667 Class A ordinary shares (1,246,667 Class A Ordinary Shares following the 2025 Reverse Share Split). The pre-funded warrants have an exercise price of US$0.001 per share, are immediately exercisable subject to a 9.99% beneficial ownership limitation, and may be exercised on a cashless basis at any time until exercised in full. The offering closed on July 1, 2025, and the Company received net proceeds of approximately US$4.52 million after deducting offering expenses.

Convertible Notes

On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into Class A Ordinary Shares, par value $0.0001 per share (par value US$0.025 following the 2024 and 2025 Reverse Share Split), of the Company. Streeterville Capital, LLC exercised the conversion right in June, August, September and November of 2024 and receiving 155,666, 229,273, 527,159 and 772,828,Class A Ordinary Share (623, 917, 2,109 and 3,091 Class A Ordinary Share following the 2024 and 2025 Reverse Share Split) with the converting price of $0.3212 per share, $0.2181 per share, $0.2371 per share and 0.2523 per share ($80.3 per share, $54.525 per share, $59.275 per share and 63.075 following the 2024 and 2025 Reverse Share Split), respectively. On December 30, the Company repaid the rest of the Note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

Dividends

No dividends were declared or paid by the Company for the year ended September 30, 2025 and 2024.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary reserve are made at the discretion of the Board of Directors of each of the Company PRC subsidiaries. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,772 and $1,497,772 as of September 30, 2025 and 2024, respectively.

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

Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in the Company’s subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. The non-controlling interests were $3,961,521 and $2,694,355 as of September 30, 2025 and 2024, respectively.

NOTE 18 – OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the years ended September 30, 2025, 2024 and 2023 consisted of the following:

	For the years ended September 30,
	2025	2024	2023
Government subsidies*	$91,060	$647,342	$773,716
Grain of disposal of equity shares**	-	385,173	-
Other miscellaneous non-business income (loss)	277,960	(23,174)	(31,444)
Total other income, net	$369,020	$1,009,341	$742,272

*	Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. Government subsidies as the support for certain assets were recorded in deferred government subsidies and are amortized in the future periods. For the years ended September 30, 2025, 2024 and 2023, the Company recorded government subsidies of $91,060, $647,342 and $773,716, respectively.

**	For the year ended September 30, 2024, the Company disposed all of equity investment in Nanjing Baituo to a third party for a consideration of RMB3,900,000, with an initial cost of RMB1,500,000. Through the disposal, the Company recorded an investment income of $333,134. Additionally, On November 20 2023, the Company transferred 1% of JiangSu Austin’s shares to Shenzhen Ouxun Electronics Co., Ltd for a consideration of RMB 1,300,000. The transaction was based on the NBV of JiangSu Austin at the end of September 30, 2023, which was RMB98,063,026, with 1% of the NBV is RMB980,630. The Company recognized an investment income of RMB319,370, equivalent to $44,330.

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

As of September 30, 2025 and 2024, the balances of ROU assets and liabilities, along with other information, are presented in the following table:

	As of September 30, 2025	As of September 30, 2024
Assets
Operating leases	$-	$11,738
Total right-of-use assets	$-	$11,738

	As of September 30, 2025	As of September 30, 2024
Liabilities
Operating leases	$-	$(84,536)
Lease liabilities-current		(84,536)
Lease liabilities-non current	-	-
Total lease liability	$-	$(84,536)

As of September 30, 2025, and September 30, 2024, the total cash payments for operating leases amounted to $83,332, and $140,893, respectively, with $82,137 and $129,771 allocated to principal payments and $1,195 and $11,122 allocated to interest payments.

The Company reviews its ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. No impairment loss on ROU assets was recorded for the year ended up September 30, 2025 and 2024.

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

The Company’s main operating subsidiary in PRC was certified as a High and New Technology Enterprise (“HNTE”) and enjoys a preferential tax rate of 15% since 2013, and the HNTE certificate needs to be renewed every three years. The subsidiary was eligible for a 15% preferential tax rate for the years ended September 30, 2025, 2024 and 2023, and the Company has renewed its HNTE certificate in December 2022 and thus its validity extends to December 2025.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended September 30, 2025, 2024 and 2023, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2025.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2025, 2024 and 2023 as follows:

	For the years ended September 30,
	2025	2024	2023
Loss (income) before taxes excluded the amounts of loss incurring entities	$8,617,439	$(12)	$(15,201)
PRC EIT tax rates	25%,20%,15%	25%,20%,15%	25%,20%,15%
Tax at the PRC EIT tax rates	$3,624	$3	$3,040
Tax effect of R&D expenses deduction	(401,259)	(262,311)	-
Tax effect of deferred tax recognized	(5,329)	-	616,763
Effect of preferential tax of PRC subsidiary	(2,899)	-	(2,413)
Tax effect of non-deductible expenses	421,454	285,460	(390,066)
Income tax expense	$15,591	$23,152	$227,324

Income taxes for the years ended September 30, 2025, 2024 and 2023 are attributed to the Company’s continuing operations in China and consisted of:

	For the years ended September 30,
	2025	2024	2023
Current income tax	$20,920	$33,219	$(354,476)
Deferred income tax	(5,329)	(10,067)	581,800
Total income tax expense	$15,591	$23,152	$227,324

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2025 and 2024 are presented below:

	As of September 30, 2025	As of September 30, 2024
Deferred tax assets:
Bad debt allowance	$162,895	$174,644
Inventory impairment provision	388,259	254,864
Other deductible temporary difference	(620,926)	(267,944)
Net operating loss carry-forward	686,059	463,628
	(616,287)	(625,192)
Total	$-	$-

As of September 30, 2025 and 2024, allowance for the deferred tax assets was $616,287 and $625,192, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, Management believes that as of September 30, 2025, it is possible that the Company may not realize the benefits of these deductible differences.

NOTE 21 – COMMITMENT AND CONTINGENCIES

The Company entered into several fixed asset purchase contracts and house rental agreements in 2025. According to the terms of these contracts, the Company has irrevocable commitment to make payments. As of September 30, 2025, the Company still has the following payments to be made in accordance with the contract:

Future payments	Capital commitments
October 2025 to September 2026	$209,275
Thereafter	-
Total	$209,275

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2025 and 2024, the Company had no pending legal proceedings outstanding.

NOTE 22 – DISAGGREGATED REVENUE

The following table presents revenue by major product categories for the years ended September 30, 2025, 2024 and 2023, respectively:

	September 30, 2025		September 30, 2024		September 30, 2023
Revenue Category	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Sales of display modules	$15,235,112	38%	$18,146,699	56%	$27,793,530	48%
Sales of polarizers	19,517,783	49%	12,137,669	37%	27,526,662	48%
Research and developments	39,894	1%	-	-%	-	-%
Others	4,885,752	12%	2,178,845	7%	2,205,508	4%
Total	$39,678,541	100%	$32,463,213	100%	$57,525,700	100%

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

The following table presents revenues by geographic areas for the years ended September 30, 2025, 2024 and 2023, respectively.

	September 30, 2025		September 30, 2024		September 30, 2023
Country/Region	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue	Revenue Amount (In USD)	As % of Revenue
Mainland China	$35,751,495	90%	$29,956,914	92%	$52,121,372	91%
Hong Kong and Taiwan	3,838,017	10%	2,395,542	7%	5,404,328	9%
Others	89,029	0%	110,757	1%	-	-%
Total	$39,678,541	100%	$32,463,213	100%	$57,525,700	100%

NOTE 24 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events to the balance sheet date of September 30, 2025 through January 26, 2026, the issuance of the consolidated financial statements and no material subsequent events to be disclosed.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

NOTE 25 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

	As of September 30,
	2025	2024
ASSETS
Cash and cash equivalents	$3,656,340	$5,098
Prepayments, deposits and other current assets	14,545,099	9,575,900
Investment in subsidiaries	4,078,601	4,078,601
Total assets	$22,280,040	$13,659,599

LIABILITIES AND SHAREHOLDERS’ EQUITY
Convertible Notes	-	1,075,781
Interest payable	-	4,044
Accrued expenses and other current liabilities	129,977	-
Total liabilities	$129,977	$1,079,825

SHAREHOLDERS’ EQUITY*
Class A Ordinary Shares $0.025 par value, 399,280,000 shares authorized, 5,963,920 and 62,873 shares issued and outstanding as of September 30, 2025 and 2024	149,099	1,572
Class B ordinary share, $0.025 par value, 640,000 shares authorized, 28,000 and 8,000 shares issued and outstanding as of September 30, 2025 and September 30, 2024	700	200
Preference share, $0.025 per value, 80,000 shares authorized, 0 shares issued and outstanding as of September 30, 2025 and September 30, 2024	-	-
Additional paid-in capital	26,800,491	15,198,564
Accumulated deficit	(4,800,227)	(2,620,562)
Total equity of the Company’s shareholders	22,150,063	12,579,774
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,280,040	$13,659,599

*	The financial statements give retroactive effect to the August 05, 2025 one-for-twentyfive reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 2024 AND 2023

	For the years ended September 30,
	2025	2024	2023
Operating expenses:
General and administrative expenses	$(1,874,909)	$(703,552)	$(624,877)
Bank charges and others	(304,756)	(227,611)	(2,125)
Total operating expenses	(2,179,665)	(931,163)	(627,002)

Other non business income	-	-	8,523
Net loss	$(2,179,665)	$(931,163)	$(618,479)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	-	-	-
Total comprehensive loss	$(2,179,665)	$(931,163)	$(618,479)

OSTIN TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	For the years ended September 30,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(2,179,665)	$(931,163)	$(618,479)
Changes in operating assets and liabilities:
Prepaid expenses and other	(4,969,200)	(1,303,900)	556,142
Interest payable	(4,044)	4,044	-
Accrued expenses and current liabilities	1,003,285	(55,000)	55,000
Net cash used in operating activities	(6,149,624)	(2,286,019)	(7,337)

Net cash used in investing activity	-	-	-

Cash Flows from Financing Activities:
Proceeds received from stock issuance	10,979,955	1,205,000	-
Proceeds from convertible bond	(1,179,089)	1,075,781	-
Net cash provided by financing activities	9,800,866	2,280,781	-

Effect of changes in currency exchange rates	-	-	-

Net (decrease) increase in cash and cash equivalents	3,651,242	(5,238)	(7,337)
Cash, cash equivalents and restricted cash at the beginning of year	5,098	10,336	17,673
Cash and cash equivalents and restricted cash at the end of year	$3,656,340	$5,098	$10,336

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

(c) Shareholders’ Equity

The Company is authorized to issue 399,280,000 Class A Ordinary Shares of a par value of US$0.025 each, 640,000 Class B Ordinary Shares of a par value of US$0.025 each and 80,000 preference shares of a par value of US$0.025 each. There are currently 5,991,920 issued and outstanding Ordinary Shares, including 5,963,920 Class A Ordinary Shares and 28,000 Class B Ordinary Shares. Mr. Tao Ling holds 0.56% of the Class A Ordinary Shares and 100% of the Class B Ordinary Shares through his wholly owned holding company, while Mr. Xiaohong Yin holds 0.06% of the Class A Ordinary Shares through his wholly owned holding company.

Private placement

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (6,494 Class A Ordinary Shares following the 2024 and 2025 Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (6,494 Class A Ordinary Shares following the 2024 and 2025 Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the VWAP of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses.

On February 10, 2025, the Company entered into a securities purchase agreement with certain individual investors for the sale of an aggregate of 965,513 Class A ordinary shares (38,621 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), through a private investment in public equity at a purchase price of US$1.45 per share. In connection with the PIPE, the purchasers also received warrants to purchase an aggregate of 2,896,539 Class A ordinary shares (115,862 Class A Ordinary Shares following the 2025 Reverse Share Split). The warrants were exercisable immediately upon issuance and, on February 17, 2025, the Company consummated the PIPE and issued the Class A ordinary shares and warrants to the purchasers. The purchasers elected to conduct an alternate cashless exercise of the warrants, resulting in the issuance of an aggregate of 24,582,913 Class A ordinary shares (983,317 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering generated gross proceeds of approximately US$1.4 million, before deducting estimated offering expenses payable by the Company.

On April 14, 2025, the Company entered into a securities purchase agreement with several investors for the sale of 9,090,908 Class A ordinary shares (363,636 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), together with warrants to purchase up to 90,909,080 Class A ordinary shares. Each Class A ordinary share was sold together with two associated warrants at a combined offering price of US$0.55. The warrants have an initial exercise price of US$0.80 per share, are exercisable immediately upon issuance. On the seventh calendar day following issuance, the exercise price was reset to US$0.16 per share and the number of Class A ordinary shares issuable upon exercise was adjusted to 90,909,080. The offering closed on April 15, 2025, generating aggregate gross proceeds of approximately US$5.0 million before deducting offering expenses. Under the exchange agreement, the holders surrendered 18,181,816 warrants for cancellation, and in exchange the Company issued an aggregate of 70,909,082 Class A ordinary shares. The exchanged shares were issued on May 7, 2025.

June 30, 2025, the Company entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 10,500,000 Class A ordinary shares (420,000 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share(par value US$0.025 following the 2025 Reverse Share Split), and pre-funded warrants to purchase 31,166,667 Class A ordinary shares (1,246,667 Class A Ordinary Shares following the 2025 Reverse Share Split). The pre-funded warrants have an exercise price of US$0.001 per share, are immediately exercisable subject to a 9.99% beneficial ownership limitation, and may be exercised on a cashless basis at any time until exercised in full. The offering closed on July 1, 2025, and the Company received net proceeds of approximately US$4.52 million after deducting offering expenses.

Redemption Conversion Shares

On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into Class A Ordinary Shares, par value $0.0001 per share (par value US$0.025 following the 2024 and 2025 Reverse Share Split), of the Company. Streeterville Capital, LLC exercised the conversion right in June, August, September and November of 2024 and receiving 155,666, 229,273, 527,159 and 772,828,Class A Ordinary Share (623, 917, 2,109 and 3,091 Class A Ordinary Share following the 2024 and 2025 Reverse Share Split) with the converting price of $0.3212 per share, $0.2181 per share, $0.2371 per share and $0.2523 per share ($80.3 per share, $54.525 per share, $59.275 per share and 63.075 following the 2024 and 2025 Reverse Share Split), respectively. On December 30, the Company repaid the rest of the Note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

Stock Reverse Split

On December 31, 2024. we completed a ten (10) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding Ordinary Shares, par value $0.001 per share.

On August 05, 2025, we completed a twenty-five (25) for one (1) reverse stock split of our issued and outstanding Ordinary Shares, par value $0.025 per share. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.